UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM   TO

Commission File Number: 001-39294

ASSERTIO HOLDINGS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	**85-0598378**
(STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	(I.R.S. EMPLOYER IDENTIFICATION NUMBER)

100 South Saunders Road, Suite 300, Lake Forest, Illinois	**60045**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(224) 419-7106**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Common Stock, $0.0001 par value	ASRT	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐   Accelerated Filer ☒   Non-accelerated Filer ☐   Smaller reporting company ☒   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the shares of common stock held by non-affiliates of the registrant, computed by reference to the closing price as reported on the Nasdaq Capital Market as of June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $296.2 million.

The number of shares outstanding of the registrant's common stock, $0.0001 par value, as of March 5, 2024 was 94,995,823.

Documents Incorporated by Reference

Part III of this Annual Report on Form 10-K incorporates by reference portions of the registrant's Proxy Statement for its 2024 Annual Meeting of Stockholders, which Proxy Statement will be filed with the United States Securities and Exchange Commission within 120 days after the end of the registrant's 2023 fiscal year.

ASSERTIO HOLDINGS, INC.
FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023
TABLE OF CONTENTS

Unless otherwise noted or required by context, use of "Assertio," "Company," "we," "our" and "us" refer to Assertio Holdings, Inc. and/or its applicable subsidiary or subsidiaries.

Assertio®, Spectrum®, Zyla® INDOCIN®, ROLVEDON®, Otrexup®, Sympazan®, SPRIX®, CAMBIA®, and Zipsor® are trademarks owned by or licensed to Assertio. All other trademarks and trade names referenced in this Annual Report on Form 10-K are the property of their respective owners. We have assumed that the reader understands that all such terms are source indicating. Accordingly, such terms, when first mentioned in this Annual Report on Form 10-K, appear with the trade name, trademark or service mark notices and then throughout the remainder of this Annual Report on Form 10-K without the trade name, trademark or service mark notices for convenience only and should not be construed as being used in a descriptive or generic sense. Unless otherwise indicated, all statistical information provided about our business in this report is as of December 31, 2023.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements made in this Annual Report on Form 10-K that are not statements of historical fact are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements can in some cases be identified by words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may," "seek," "estimate," "could," "might," "should," "goal," "target," "project," "approximate", "potential," "opportunity," "pursue," "strategy," "prospective" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic or other circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Annual Report, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this Annual Report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this Annual Report, they may not be predictive of results or developments in future periods.

Examples of forward-looking statements in this Annual Report include, but are not necessarily limited to, those relating to:

- our ability to grow sales of ROLVEDON and the commercial success and market acceptance of ROLVEDON and our other products, including the coverage of our products by payors and pharmacy benefit managers;

- our ability to successfully develop and execute our sales, marketing and promotion strategies using our sales force and non-personal promotion model capabilities, including developing and maintaining relationships with customers, physicians, payors and other constituencies;

- the entry and sales of generics of our products and/or other products competitive with any of our products (including indomethacin suppositories compounded by hospitals and other institutions including a 503B compounder which we believe is violating certain provisions of the Food, Drug and Cosmetic Act);

- the timing and impact of additional generic approvals and uncertainty around the recent approvals and launches of generic INDOCIN products (which are not patent protected and now face generic competition as a result of the August 2023 approval and launch of generic indomethacin suppositories and January 2024 approval of a generic indomethacin oral suspension product) on our future results of operations, financial condition, and cash flows;

- our ability to successfully execute our business strategy, business development, strategic partnerships, and investment opportunities to build and grow for the future, including through product acquisitions, commercialization agreements, licensing or technology agreements, equity investments, and business combinations;

- our ability to achieve the expected financial performance from products we acquire, as well as delays, challenges and expenses, and unexpected liabilities and costs associated with integrating and operating newly-acquired products, including our expectations around the sales and growth prospect of ROLVEDON;

- our expectations regarding industry trends, including pricing pressures and managed healthcare practices;

- our ability to execute on and realize anticipated benefits from our reorganization plan in connection with our acquisition of Spectrum Pharmaceuticals, Inc. ("Spectrum") in July 2023 (the "Spectrum Merger");

- our ability to attract and retain executive leadership and key employees, including in connection with our ongoing search for a permanent Chief Executive Officer ("CEO");

- the ability of our third-party manufacturers to manufacture adequate quantities of commercially salable inventory and active pharmaceutical ingredients for each of our products on commercially reasonable terms and in compliance with their contractual obligations to us, and our ability to maintain our supply chain which relies on single-source suppliers;

- the outcome of, and our intentions with respect to, any litigation or government investigations, including pending and potential future shareholder litigation relating to the Spectrum Merger and/or the recent approval and launch of generic indomethacin suppositories, antitrust litigation, opioid-related government investigations, opioid-related litigation and related claims for negligence and breach of fiduciary duty against our former insurance broker, as well as Spectrum's legacy shareholder and other litigation, and other disputes and litigation, and the costs and expenses associated therewith;

- the timing, cost and results of our clinical studies and other research and development efforts, including the extent to which data from the ROLVEDON same-day dosing trial, if and when completed, may support our ongoing commercialization efforts;

- our compliance or non-compliance with, or being subject to, legal and regulatory requirements related to the development or promotion of pharmaceutical products in the United States ("U.S.");

- the potential impacts of future outbreaks of epidemics, pandemics or other diseases on our liquidity, capital resources, operations and business and those of the third parties on which we rely, including suppliers and distributors;

- our ability to obtain and maintain intellectual property protection for our products and operate our business without infringing the intellectual property rights of others;

- our ability to generate sufficient cash flow from our business to fund operations and to make payments on our indebtedness, our ability to restructure or refinance our indebtedness, if necessary, and our compliance with the terms and conditions of the agreements governing our indebtedness;

- our ability to raise additional capital or refinance our debt, if necessary;

- our intentions or expectations regarding the use of available funds and any future earnings or the use of net proceeds from securities offerings;

- our commitments and estimates regarding future obligations, contingent consideration obligations and other expenses, future revenues, capital requirements and needs for additional financing;

- our counterparties' compliance or non-compliance with their obligations under our agreements;

- variations in revenues obtained from commercialization agreements, including contingent milestone payments, royalties, license fees and other contract revenues, including non-recurring revenues, and the accounting treatment with respect thereto;

- the estimation, projection or availability of net operating losses or credit carryforwards;

- the potential impacts of adverse business and economic conditions including inflationary pressures, economic slowdown or recession, relatively high interest rates, changes in monetary policy, potential U.S. federal government shutdowns, geopolitical conflicts and financial institution instability; and

- our common stock regaining and maintaining compliance with The Nasdaq Capital Market's minimum closing bid requirement of at least $1.00 per share.

Factors that could cause actual results or conditions to differ from those anticipated by these and other forward-looking statements include those more fully described in "Item 1A. Risk Factors" and elsewhere in this Annual Report on Form 10-K.

While the list of factors presented in this Annual Report on Form 10-K are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements are made as of the date of this report. Except as required by law, we assume no obligation to update or revise any forward-looking statement after the date of this Annual Report on Form 10-K, whether as a result of new information, future events, changes in assumptions or otherwise. Thus, you should not assume that our silence over time means that actual events are bearing out as expressed or implied in any such forward-looking statement.

ITEM 1. BUSINESS

Our Company

We are a commercial pharmaceutical company offering differentiated products to patients. We have built our commercial portfolio through acquisition or licensing of approved products. Our comprehensive commercial capabilities include marketing through both a sales force and a non-personal promotion model, market access through payor contracting, and trade and distribution. Our primary marketed products are:

ROLVEDON™ (eflapegrastim-xnst) injection for subcutaneous use	A long-acting granulocyte colony-stimulating factor (G-CSF) with a novel formulation that is indicated to decrease the incidence of infection, as manifested by febrile neutropenia, in adult patients with nonmyeloid malignancies receiving myelosuppressive anti-cancer drugs associated with clinically significant incidence of febrile neutropenia.
INDOCIN® (indomethacin) Suppositories INDOCIN® (indomethacin) Oral Suspension	A suppository and oral solution of indomethacin used both in hospitals and out-patient settings. Both products are nonsteroidal anti-inflammatory drug (NSAID), indicated for: • Moderate to severe rheumatoid arthritis including acute flares of chronic disease • Moderate to severe ankylosing spondylitis • Moderate to severe osteoarthritis • Acute painful shoulder (bursitis and/or tendinitis) • Acute gouty arthritis
Sympazan® (clobazam) oral film	A benzodiazepine indicated for the adjunctive treatment of seizures associated with Lennox-Gastaut Syndrome (LGS) in patients aged two years of age or older. Sympazan is the only product to offer clobazam in a convenient film with PharmFilm® technology. Sympazan is taken without water or liquid, adheres to the tongue, and dissolves to deliver clobazam.
Otrexup® (methotrexate) injection for subcutaneous use	A once weekly single-dose auto-injector containing a prescription medicine, methotrexate. Otrexup is a folate analog metabolic inhibitor indicated for the: • Management of patients with severe, active rheumatoid arthritis (RA) and polyarticular juvenile idiopathic arthritis (pJIA), who are intolerant of or had an inadequate response to first-line therapy. • Symptomatic control of severe, recalcitrant, disabling psoriasis in adults who are not adequately responsive to other forms of therapy.
SPRIX® (ketorolac tromethamine) Nasal Spray	A prescription NSAID indicated in adult patients for the short-term (up to five days) management of moderate to moderately severe pain that requires analgesia at an opioid level. SPRIX is a non-narcotic nasal spray that provides patients with moderate to moderately severe short-term pain a form of ketorolac that is absorbed rapidly but does not require an injection administered by a healthcare provider.
CAMBIA® (diclofenac potassium for oral solution)	A prescription NSAID indicated for the acute treatment of migraine attacks with or without aura in adults 18 years of age or older. CAMBIA can help patients with migraine pain, nausea, photophobia (sensitivity to light), and phonophobia (sensitivity to sound). CAMBIA is not a pill; it is a powder, and combining CAMBIA with water activates the medicine in a unique way.
Zipsor® (diclofenac potassium) Liquid filled capsules	A prescription NSAID used for relief of mild-to-moderate pain in adults (18 years of age and older). Zipsor uses proprietary ProSorb® delivery technology to deliver a finely dispersed, rapid and consistently absorbed formulation of diclofenac.

On July 31, 2023 (the "Effective Date"), pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of April 24, 2023, we completed the acquisition of Spectrum Pharmaceutical, Inc. ("Spectrum"), a commercial stage biopharmaceutical company focused on novel and targeted oncology products (the "Spectrum Merger"), through a merger of a wholly-owned subsidiary of the Company with and into Spectrum, with Spectrum surviving the merger as a wholly-owned subsidiary of the Company. We accounted for the Spectrum Merger using the acquisition method of accounting under Accounting Standards Codification ("ASC") 805 and are considered the accounting acquirer. The results of operations of Spectrum are included in our consolidated financial statements as of the Effective Date.

Pursuant to the Merger Agreement, each issued and outstanding share of Spectrum common stock as of the Effective Date was converted into the right to receive (i) 0.1783 shares of our common stock and (ii) one CVR representing a contractual right to receive future conditional payments worth up to an aggregate maximum amount of $0.20, to be settled in cash, additional shares of Assertio common stock or a combination of cash and additional shares of Assertio common stock at our sole discretion, upon the achievement of certain sales milestones related to Spectrum's product ROLVEDON. Subject to adjustments, each CVR represents the right to receive up to $0.10 payable upon ROLVEDON net sales (less certain deductions) achieving $175 million during the calendar year ending December 31, 2024, and up to $0.10 payable upon ROLVEDON net sales (less certain deductions) achieving $225 million during the calendar year ending December 31, 2025. In addition, upon consummation of the Spectrum Merger, Spectrum's outstanding employee stock awards and other warrants that were outstanding immediately as of the Effective Date automatically vested (if unvested) and/or cancelled, as applicable, which generally resulted in the issuance of shares of Assertio common stock and/or CVRs to the holders of such stock awards or other warrants, in each case as dictated by the terms of the Merger Agreement. These shares and CVRs issued are considered part of the consideration transferred, and no compensation expense was recognized because the settlement was a condition of the Merger Agreement and other existing individual agreements, no future performance is required by the holders, and the fair value of the shares and CVRs is equivalent to the fair value of the existing employee stock awards and other warrants.

As part of the Spectrum Merger, we also acquired the rights to Spectrum's de-prioritized development asset poziotinib, a novel irreversible tyrosine kinase inhibitor under investigation for non-small cell lung cancer tumors with various mutations. On November 25, 2022, Spectrum announced that it had received a Complete Response Letter ("CRL") from the U.S. Food and Drug Administration ("FDA") regarding the poziotinib new drug application ("NDA"). The CRL stated that the FDA determined that it could not approve the NDA in its present form and provided recommendations needed for resubmission, including generating additional data from a randomized controlled study prior to approval. We are continuing to evaluate these recommendations but have de-prioritized further poziotinib development activities. If a decision is made to cease development of poziotinib, we would be responsible for certain related termination expenses.

On August 22, 2022, we issued $70.0 million aggregate principal amount of Convertible Senior Notes which mature on September 1, 2027 and bear interest at the rate of 6.5% per annum, payable semi-annually in arrears on March 1 and September 1 of each year beginning March 1, 2023 (the "2027 Convertible Notes"). We used the net proceeds from the issuance of the 2027 Convertible Notes to repurchase the remaining $59.0 million aggregate principal amount of our then outstanding 13.0% Senior Secured Notes due 2024 (the "2024 Secured Notes") and $3.0 million in associated interest payment pursuant to privately negotiated exchange agreements entered into concurrently with the pricing of the 2027 Convertible Notes.

On February 27, 2023, we completed a privately negotiated exchange of $30.0 million principal amount of the 2027 Convertible Notes (the "Convertible Note Exchange"). Pursuant to the Convertible Note Exchange, 6,990,000 shares of the Company's common stock, plus an additional $10.5 million in cash, were issued to settle a portion of the 2027 Convertible Notes (the "Exchanged Notes"). Refer to Note 11, Debt, of the accompanying Consolidated Financial Statements for additional information on the 2027 Convertible Notes.

Collaboration and License Agreements

Miravo Pharmaceuticals: The Company has a license agreement with Tribute Pharmaceuticals Canada Ltd. (known as Miravo Pharmaceuticals, or "Miravo") granting them the rights to commercially market CAMBIA in Canada. Miravo independently contracts with manufacturers to produce a specific CAMBIA formulation in Canada. We receive royalties on net sales on a quarterly basis as well as certain one-time contingent milestone payments upon the occurrence of certain events. We may receive additional one-time contingent milestone payments upon the achievement of scaling twelve-month cumulative sales targets and certain development milestones in the future.

Business Strategy

Our success depends on our people, our commercial capabilities and the financial position we have created, and the opportunities that exist in the marketplace. We believe the following key elements enable us to be commercially successful:

- significant experience in completing business development transactions in the healthcare industry such as mergers, asset acquisitions, asset divestitures, and commercialization/licensing arrangements;
- proven ability to sell products through both a sales force and a non-personal promotion model supported by analytics, along with a differentiated market access program through payor contracting; and
- access programs for physicians and patients that reduces hassle and increases accessibility.

Our strategy is to focus on sales growth of our current products while expanding our product portfolio through product acquisitions, commercialization agreements, licensing or technology agreements, equity investments, and business combinations. Our products have been acquired or licensed through business development activities. We continue to seek to acquire or license additional assets and products, with a preference for accretive, on-market products that have patent life or exclusivity remaining that we can add to our portfolio of medicines. We also remain open to acquiring or licensing late-stage assets or other investments into medical devices, informatics, or technology. We are seeking products that are a fit with our commercial platforms.

Promotion of Products

Our commercial organization is comprised of multiple capabilities, including marketing through both a sales force and a non-personal promotion model, market access program through payor contracting, and trade and distribution.

Our sales force directly markets ROLVEDON. The promotion of the remainder of our products is currently executed by a non-personal promotion model. Market access through payor contracting is utilized for all of our products.

Segment and Customer Information

We manage our business within one reportable segment. Segment information is consistent with how management reviews the business, makes investing and resource allocation decisions, and assesses operating performance. To date, substantially all of our revenues are related to product sales in the U.S.

Three large, national wholesale distributors represent the vast majority of our revenues from net product sales. The following table reflects the percentage of consolidated revenue by customer and the percentage of accounts receivable by customer related to product shipments for the years ended December 31, 2023 and 2022.

| | Consolidated Revenue | | Accounts Receivable related to product shipments | |
| | For the years ended December 31, | | For the years ended December 31, | |
	2023	2022	2023	2022
AmerisourceBergen Corporation	35 %	28 %	57 %	21 %
McKesson Corporation	21 %	28 %	12 %	25 %
Cardinal Health	18 %	23 %	14 %	42 %
Other significant customer	10 %	4 %	10 %	4 %
All others	16 %	17 %	7 %	8 %
Total	100 %	100 %	100 %	100 %

The change in the percentage of consolidated revenue by customer and the percentage of accounts receivable by customer related to product shipments for the year ended December 31, 2022 to December 31, 2023 was primarily driven by the impact of change in product mix, including the addition of ROLVEDON from the Spectrum Merger and the decrease in INDOCIN net product sales. Each wholesale distributor purchases a different amount of each product, therefore the change in product mix impacts the percentage of consolidated revenue by customer and the percentage of accounts receivable by customer related to product shipments.

Manufacturing

Our facilities are used for office purposes only and no commercial manufacturing takes place at our facilities.

We are responsible for the supply and distribution of our marketed products. Our approved products are manufactured at contract manufacturing facilities in the U.S., Canada, Italy, and South Korea. We have manufacturing, packaging, and supply agreements with sole commercial suppliers for each of our marketed products, as follows:

- ROLVEDON - Hanmi Pharmaceutical Co. Ltd., Ajinomoto Bio-Pharma Services, and PCI Pharma Services
- INDOCIN products - Patheon Pharmaceuticals, Inc. and Cosette Pharmaceuticals, Inc.
- Sympazan - Aquestive Therapeutics, Inc.
- Otrexup - Antares Pharma, Inc. and Pharmascience Inc.
- SPRIX - Jubilant HollisterStier LLC and Sharp Packaging Solutions
- CAMBIA - MiPharm, S.p.A. and Tioapack (formerly Pharma Packaging Solutions)
- Zipsor - Catalent Ontario Limited and Mikart Inc.

Drug Substances

The active pharmaceutical ingredient ("API") used in ROLVEDON is eflapegrastim-xnst, which is sourced by our supplier in South Korea. Both INDOCIN oral suspension and suppositories use indomethacin as the API. We currently procure these APIs on a purchase order basis, some of which are pursuant to an agreement with one of our suppliers. Sympazan uses Clobazam as the API, which is procured on a purchase order basis by our supplier from a manufacturer based in Italy. OTREXUP uses Methotrexate as the API, which is sourced by our supplier from a manufacturer based in Germany. The API used in SPRIX is ketorolac tromethamine, which we acquire from European-based manufacturers. Both CAMBIA and Zipsor use diclofenac potassium as the API, which we source from suppliers in Italy and Taiwan.

For additional information regarding our manufacturing, please also refer to "Item 1A. Risk Factors - We depend on one qualified supplier for the active pharmaceutical ingredient in each of our products, and we depend on third parties that are single source suppliers to manufacture our products. Insufficient availability of our products or the active pharmaceutical ingredients and other raw materials necessary to manufacture our products, or the inability of our suppliers to manufacture and supply our products, will adversely impact our sales upon depletion of the active ingredient and product inventories."

Intellectual Property

We regard the protection of patents, designs, trademarks, and other proprietary rights that we own as critical to our success and competitive position.

Our Trademarks

Assertio™, Zyla™, ROLVEDON™, INDOCIN®, Sympazan® Otrexup®, SPRIX®, CAMBIA®, and Zipsor® are trademarks owned by or licensed to Assertio. All other trademarks and trade names referenced in this Annual Report on Form 10-K are the property of their respective owners.

Our Patents and Proprietary Rights

As of December 31, 2023, the U.S. patents we own or have in-licensed, and their expiration dates and the marketed products they cover, are as follows:

Product	U.S. Patent Nos. (Exp. Dates)
Sympazan®	8,603,514 (April 3, 2024)
	8,765,167 (February 20, 2024)
	11,541,002 (January 31, 2040)
Otrexup®	8,021,335 (October 4, 2026)
	8,480,631 (March 19, 2030)
	8,562,564 (January 24, 2026)
	8,579,865 (March 19, 2030)
	8,814,834 (May 27, 2031)
	8,945,063 (March 19, 2030)
	9,421,333 (March 19, 2030)
	9,533,102 (January 24, 2026)
	9,629,959 (January 24, 2026)
	9,867,949 (March 10, 2029)
	10,709,844 (March 10, 2029)
	11,446,441 (January 24, 2026)
	11,497,753 (March 19, 2030)
SPRIX® [1]	8,277,781 (March 13, 2029) [2]
	8,551,454 (March 13, 2029) [2]
CAMBIA® [3]	7,759,394 (June 16, 2026)
	8,097,651 (June 16, 2026)
	8,927,604 (June 16, 2026)
	9,827,197 (June 16, 2026)
Zipsor® [4]	7,662,858 (February 24, 2029)
	7,884,095 (February 24, 2029)
	7,939,518 (February 24, 2029)
	8,110,606 (February 24, 2029)
	8,623,920 (February 24, 2029)
	9,561,200 (February 24, 2029)

(1) Directed to processes of manufacture related to SPRIX.
(2) Expiration date excludes any potential patent term adjustment.
(3) Certain parties who have entered into settlement agreements with us are able to and have begun marketing generic versions of CAMBIA starting January 2023.
(4) Certain parties who have entered into settlement agreements with us are able to and have begun marketing generic versions of Zipsor starting in March 2022.

In addition, we are either a licensee or owner of U.S. and foreign patents and applications covering ROLVEDON, including patents and applications drawn to its composition of matter, method of manufacture, method of treatment, dosing, and formulation. If not otherwise invalidated, those patents expire between 2031 and 2042. We continue to prosecute and pursue patent protection to obtain additional patent coverage on ROLVEDON and its uses. Additionally, we have a biologic exclusivity in the U.S. covering ROLVEDON that will expire in 2034.

Our success depends in part on our ability to obtain and maintain patent protection for our products and technologies. Our policy is to seek to protect our proprietary rights, by among other methods, filing patent applications in the U.S. and foreign jurisdictions to cover certain aspects of our technology. Our patents may not be sufficiently broad to provide protection against competitors with similar technologies and may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or may not provide us with competitive advantages against competing products. We also rely on trade secrets and proprietary know how, which are difficult to protect. We seek to protect such information, in part, through entering into confidentiality agreements with employees, consultants, collaborative partners and others before such persons or entities have access to our proprietary trade secrets and know how. These confidentiality agreements may not be effective in certain cases. In addition, our trade secrets may otherwise become known or be independently developed by competitors. For further information regarding risks associated with the protection of our intellectual property rights, please also refer to "Item 1A. Risk Factors - We are not always able to protect our intellectual property and are subject to risks from liability for infringing the intellectual property of others."

Competition

We face competition and potential competition from several sources, including pharmaceutical and biotechnology companies, generic drug companies, and medical devices and drug delivery companies.

ROLVEDON is a novel long-acting G-CSF that employs a proprietary technology that is designed to prolong the duration of biologics, reducing the frequency of administration. There are currently one other novel long-acting G-CSF and six biosimilar G-CSFs marketed in the U.S. including, Neulasta® (pegfilgrastim), UDENYCA™ (pegfilgrastim-cbqv), FULPHILA® (pegfilgrastim-jmdb), ZIEXTENZO® (pegfilgrastim-jmdb), NYVEPRIA® (pegfilgrastim-apgf), STIMUFEND® (pegfilgrastim-fpgk), and FYLNETRA® (pegfilgrastim-pbbk). In November 2023, the FDA approved the 3rd novel LA-GCSF, RYZNEUTA® (efbemalenograstim alfa-vuxw), with a market launch anticipated in mid-2024. In addition, there are two new molecular entities: one currently on the market and one in development which may compete with ROLVEDON.

INDOCIN and SPRIX products compete with currently marketed oral opioids, transdermal opioids, local anesthetic patches, stimulants and implantable and external infusion pumps that can be used for infusion of opioids and local anesthetics, non-narcotic analgesics, local and topical analgesics and anti-arthritics. There are no patents covering the INDOCIN products. In August 2023, a generic pharmaceutical company received approval from the FDA for, and began to market, 50 mg indomethacin suppositories, the generic version of INDOCIN Suppositories. In January 2024, a pharmaceutical company received FDA approval for a generic version of INDOCIN oral suspension. As a result, the INDOCIN products now face generic competition. In addition, we are aware of other drug companies that have had interactions with regulatory agencies including the FDA relating to indomethacin, which could indicate the development of one or more additional INDOCIN product generics or other formulations of indomethacin. Accordingly, we could face competition from other generic versions of INDOCIN Suppositories at any time now that the 180-day Competitive Generic Therapy ("CGT") exclusivity expired in January 2024, and we could face competition from other generic versions of INDOCIN oral suspension at any time after the CGT exclusivity expires in July 2024. In addition, we also face competition for INDOCIN Suppositories from hospitals and other institutions, including a 503B outsourcing facility (commonly referred to as a 503B compounder), which began compounding 100 mg indomethacin suppositories in 2022 in what we believe to be violation of state and federal requirements for new drugs and labeling requirements related to adequate directions for use. For further discussion of the risks related to the development of INDOCIN Product generics and those related to 503B compounders, please refer to "Item 1A. Risk Factors - Cambia, Zipsor and the INDOCIN products recently began facing competition from generics, which adversely affects our business. Approval of additional generic versions of our products would have an adverse effect on our business."

Sympazan competes with other generic and branded products in the treatment of LGS, including clobazam tablets and oral solution options. Competition in the LGS marketplace includes branded and generic anti-seizure medications, surgery, neuromodulations, and diet.

Otrexup competes with other branded methotrexate products, including other injection and auto-injector products. Competition in the methotrexate market also includes tablets and parenteral dosage forms. In addition, other commonly used pharmaceutical treatments for rheumatoid arthritis include analgesics, NSAIDs, corticosteroids and biologic response modifiers.

CAMBIA competes with a number of triptans that are used to treat migraines and certain other headaches. Currently, eight triptans are available generically and sold in the U.S. (almotriptan, eletriptan, frovatriptan, naratriptan, rizatriptan, sumatriptan, sumatriptan-naproxen and zolmitriptan). There are other products prescribed for or under development for the treatment or prevention of migraines that are now or may become competitive with CAMBIA, including CGRP inhibitor products. Certain parties who have entered into settlement agreements with us began to market generic versions of CAMBIA in January 2023.

Zipsor competes against other drugs that are widely used to treat mild to moderate pain in the acute setting, including both branded and generic versions of diclofenac. Certain parties who have entered into settlement agreements with us began to market generic versions of Zipsor in March 2022. Competing products developed in the future may prove superior to our products, either generally or in particular market segments. These developments could make our products noncompetitive or obsolete.

Government Regulation

FDA Approval Process

In the U.S., pharmaceutical and biological products are subject to extensive regulation by the FDA. The Federal Food, Drug and Cosmetic Act and, for biological products, the Public Health Service Act, as well as other federal and state statutes and regulations govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA delay or refusal to approve pending NDAs or, for biological products, biologics license applications ("BLAs"), or other marketing applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution. The FDA approval process can be time consuming and cost intensive and companies may, and often do, re-evaluate the path of a particular product or product candidate at different points in the approval and post-approval process, even deciding, in some cases, to discontinue development of a product candidate or take a product off the market.

Preclinical and Clinical Studies

Governmental approval is required of all potential pharmaceutical and biological products prior to the commercial use of those products. The regulatory process takes several years and requires substantial funds. Pharmaceutical product development in the U.S. for a new product or changes to an approved product typically involves preclinical laboratory and animal tests, the submission to the FDA of an investigational new drug application ("IND"), which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease.

Preclinical tests include laboratory evaluation of product chemistry, formulation, and toxicity, as well as animal studies to assess the characteristics, and potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements, including good laboratory practices. The results of preclinical testing, along with other information that is known about an investigational drug product, are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical trial protocol. Longer-term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans, unless the FDA authorizes that the clinical investigations in the IND may begin sooner than 30 days after submission. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin, as long as other necessary approvals (for example, an institutional review board ("IRB") overseeing clinical study sites) have been granted.

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with Current Good Clinical Practice ("cGCP"), which includes the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol intended to study an investigational new drug formulation must be submitted to the FDA as part of the IND. Additionally, an independent IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences.

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial subjects. The study protocol and informed consent information for subjects in clinical trials must also be submitted to an IRB for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB's requirements or concerns about subjects, or may impose other conditions. Sponsors have ongoing submission and reporting obligations to the FDA and IRBs, and the FDA and IRBs may exercise continuing oversight of a clinical trial.

Marketing Approval

FDA approval of an NDA or BLA is required before a product may be marketed in the U.S. Assuming successful completion of the required clinical testing, the results of the preclinical and clinical studies, together with detailed information relating to the product's chemistry, manufacture, controls, and proposed labeling, among other things, are submitted to the FDA requesting approval to market the product for one or more indications. If the FDA determines that the application is not sufficiently complete to permit substantive review, it may request additional information and decline to accept the application for filing until the information is provided. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA or BLA to determine, among other things, whether the drug is safe and effective, or for BLAs, whether the biological product is safe, pure, and potent, and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product's continued safety, quality and purity. During the review process, the FDA also reviews the drug's product labeling to ensure that appropriate information is communicated to healthcare professionals and consumers.

As part of an application, the FDA may require submission of a Risk Evaluation and Mitigation Strategy ("REMS") plan to mitigate any identified or suspected serious risks. The REMS plan could include medication guides, physician communication plans, assessment plans, and elements to assure safe use, such as restricted distribution methods, patient registries or other risk minimization tools. In addition, under the Pediatric Research Equity Act of 2003, certain NDAs, or BLAs, or supplements to an NDA or BLA must contain adequate data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or partial or full waivers from the pediatric data requirements.

Before an NDA or BLA is approved, the FDA generally inspects one or more clinical sites and facilities at which the drug is manufactured to ensure they are in compliance with the FDA's cGCPs and Current Good Manufacturing Practices ("cGMP"). If the FDA determines the application, data or manufacturing facilities are not acceptable, the FDA may note the deficiencies in the submission and request additional testing or information.

After evaluating the NDA or BLA, including all related information and clinical and manufacturing inspection reports, the FDA may issue an approval letter, or, in some cases, a complete response letter ("CRL"). A CRL generally contains a statement of specific conditions that must be met in order to obtain final approval of the NDA or BLA and may require additional clinical or preclinical testing in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA's satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

The review and approval process for an NDA or BLA requires substantial time, effort and financial resources. Data obtained from preclinical and clinical testing are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval of an NDA or BLA on a timely basis, or at all. FDA performance goals generally provide for action on a standard NDA or an original BLA submission within 10 months of the 60-day filing date, but that goal may be extended in certain circumstances. Moreover, the review process is often significantly extended by FDA requests for additional information or clarification. A product is eligible for priority review if there is evidence that it would be a significant improvement in the treatment, diagnosis, or prevention of a serious disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. The FDA endeavors to review applications with priority review designations within six months of the filing date as compared to 10 months for review of original BLAs and new molecular entity NDAs under its standard review goals.

If approved, the FDA may still limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-marketing Phase 4 clinical studies be conducted, require surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The results of post-marketing Phase 4 clinical studies may cause the FDA to prevent or limit further marketing of a product. After approval, certain changes to the approved product, such as manufacturing changes, new labeling claims, and new indications, are subject to additional requirements and FDA review and approval.

Foreign regulatory approval of a product must also be obtained prior to marketing a product internationally. The clinical testing requirements and the time required to obtain foreign regulatory approvals may differ from that required for FDA approval and the time required for approval may delay or prevent marketing in certain countries.

Post-Approval Requirements

Ongoing adverse event reporting and submission of periodic reports is required following FDA approval of an NDA or BLA. The FDA also may require post-marketing testing, known as Phase 4 testing, REMS, and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control, drug or biological product manufacture, packaging, and labeling procedures must continue to conform to cGMPs and NDA or BLA specifications after approval. Drug and biological product manufacturers and certain of their subcontractors are required to register their establishments with the FDA and obtain licenses from certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with cGMPs or other applicable laws, such as adverse event recordkeeping and reporting. Accordingly, manufacturers must continue to expend time, money, and training and compliance effort in the areas of production and quality control to maintain compliance with cGMPs or other applicable laws, such as adverse event recordkeeping and reporting requirements. Regulatory authorities may require remediation, withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems or new concerns are subsequently discovered. In addition, other regulatory action, including, among other things, warning letters, the seizure of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations, civil penalties, and criminal prosecution may be pursued.

Prescription Drug Marketing Act

The Prescription Drug Marketing Act of 1987 and the Prescription Drug Amendments of 1992 govern the storage, handling, and distribution of prescription drug samples. The law prohibits the sale, purchase, or trade (including an offer to sell, purchase or trade) of prescription drug samples. It also imposes various requirements upon manufacturers, including but not limited to, proper storage of samples, documentation of request and receipt of samples, validation of a requesting practitioner's professional licensure, periodic inventory and reconciliation of samples, notification to the FDA of loss or theft of samples, and procedures for auditing sampling activity. Some similar state laws apply. In addition, section 6004 of the Patient Protection and Affordable Care Act also requires manufacturers to annually report the identity and quantity of drug samples that were requested and distributed to licensed health care providers ("HCPs") in a given year.

Hatch-Waxman Act

The Drug Price Competition and Patent Term Restoration Act of 1984 (the"Hatch-Waxman Act") establishes two abbreviated approval pathways for pharmaceutical products that are in some way follow-on or bioequivalent versions of drugs approved through the NDA process.

Orange Book Listing and Generic Drugs

In seeking approval for a drug through an NDA, applicants are required to list with the FDA certain patents whose claims cover the applicant's product, active ingredient, or method of use. Upon approval of a drug, each of the listed patents covering the approved drug is then published in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the "Orange Book". Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an abbreviated new drug application ("ANDA"). An ANDA provides for marketing of a drug product that has the same active ingredient(s) in the same strengths and dosage form, with essentially the same labeling as the listed drug, and that has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are generally not required to conduct, or submit results of, preclinical or clinical tests to prove the safety or effectiveness of their drug product. In certain situations, an applicant may obtain ANDA approval of a generic product with a strength or dosage form that differs from a referenced innovator drug pursuant to the filing and approval of an ANDA Suitability Petition. The FDA will approve the generic product as suitable for an ANDA if it finds that the generic product does not raise new questions of safety and effectiveness as compared to the innovator product. Drugs approved under an ANDA are commonly referred to as "generic equivalents" to the listed drug and often can or are required to be substituted by pharmacists fulfilling prescriptions written for the original listed drug.

The ANDA applicant is required to certify or make certain representations to the FDA concerning any patents currently listed for the approved product in the FDA's Orange Book. Specifically, the applicant must certify that: (i) no relevant patent information has been filed, (ii) a listed patent has expired, (iii) a listed patent has not expired but will expire on a particular date and approval is sought after patent expiration, or (iv) a listed patent is invalid, unenforceable or will not be infringed by the marketing of the new product. The ANDA applicant may also elect to submit a section viii statement certifying that its proposed ANDA labeling does not contain (or carves out) any language regarding a patented method-of-use. If the

ANDA applicant does not challenge the applicability of the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced NDA product have expired.

A certification that the ANDA product will not infringe the already approved NDA product's listed patents, or that such patents are invalid or unenforceable, is called a Paragraph IV certification. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earliest of 30 months, expiration of the patent, settlement of the lawsuit, or a decision in the infringement case that is favorable to the ANDA applicant.

The ANDA application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired.

505(b)(2) NDAs

Section 505(b)(2) of the Federal Food, Drug & Cosmetic Act provides an alternate regulatory pathway to obtain FDA approval for product candidates that represent modifications to formulations or uses of previously approved drug products. Specifically, Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. The applicant may rely to some extent upon the FDA's findings of safety and effectiveness for an approved product that acts as the reference listed drug ("RLD") and submit its own product-specific data—which may include data from preclinical studies or clinical trials conducted by or on behalf of the applicant—to address differences between the product candidate and the RLD. Unlike an ANDA, this does not excuse the sponsor from demonstrating the proposed product candidate's safety and effectiveness. Rather, the sponsor is permitted to rely to some degree on the FDA's finding that the RLD is safe and effective, and must submit its own product candidate-specific data of safety and effectiveness to an extent necessary because of the differences between the products. An NDA approved under Section 505(b)(2) may in turn serve as an RLD for subsequent applications from other sponsors.

Regulatory Exclusivities

The Hatch-Waxman Act provides periods of regulatory exclusivity for products that would serve as RLDs for an ANDA or 505(b)(2) application. For example, a pharmaceutical manufacturer may obtain five years of non-patent exclusivity upon NDA approval of a new chemical entity ("NCE")—a drug that contains no active moiety that has been approved by the FDA in any other NDA. An "active moiety" is defined as the molecule or ion responsible for the drug substance's physiological or pharmacologic action. During this five-year exclusivity period, the FDA may not accept for filing any ANDA seeking approval of a generic version of that drug or any 505(b)(2) application for a drug with the same active moiety. An ANDA or 505(b)(2) application may be submitted after four years, however, if the sponsor of the application makes a paragraph IV certification.

A product that is not an NCE, including a product approved through a 505(b)(2) NDA, may qualify for a three-year period of exclusivity if the NDA contains new clinical data, derived from studies conducted by or for the sponsor (other than bioavailability or bioequivalence studies), that were essential for approval. In that instance, the exclusivity period does not preclude filing or review of the ANDA or 505(b)(2) application; rather, the FDA is precluded from granting final approval to the ANDA or 505(b)(2) application until three years after approval of the RLD. Additionally, the exclusivity applies only to the conditions of approval that required submission of the clinical data. For example, if an NDA is submitted for a product candidate that is not an NCE, but that seeks approval for a new indication, and clinical data were required to demonstrate the safety or effectiveness of the product candidate for that new application, the FDA could not approve an ANDA or 505(b)(2) application for another product candidate with that active moiety for that use.

The Biologics Price Competition and Innovation Act

The Patient Protection and Affordable Care Act, as amended by the Healthcare and Education Reconciliation Act of 2010, (collectively, the"ACA") includes a subtitle called the Biologics Price Competition and Innovation Act ("BPCIA"), which authorizes the FDA to license a biological product candidate that is biosimilar to or interchangeable with an FDA-licensed biologic through an abbreviated pathway. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. Complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles to implementation of the abbreviated approval pathway that are still being addressed by the FDA.

The BPCIA establishes criteria for determining that a product candidate is biosimilar to an already-licensed biologic, or reference product, and establishes a process by which a BLA for a biosimilar product candidate is submitted, reviewed, and licensed. The BPCIA provides periods of exclusivity that protect a reference product from biosimilars competition. Under the BPCIA, the FDA may not accept a biosimilar application for review until four years after the date of first licensure of the reference product, and the biosimilar may not be licensed until at least 12 years after the reference product's approval. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a BLA for the competing product containing the sponsor's own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity, and potency of their product.

Additionally, the BPCIA establishes procedures by which the biosimilar applicant provides information about its application and product candidate to the reference product sponsor, and by which information about potentially relevant patents may be shared and litigation over patents may proceed in advance of approval. The timing of final FDA approval of a biosimilar for commercial distribution depends on a variety of factors, including whether the manufacturer of the reference product is entitled to one or more statutory exclusivity periods, during which time the FDA is prohibited from approving any product candidates that are biosimilar to the branded product. The first biologic product submitted under the abbreviated approval pathway that is determined to be interchangeable with the reference product has exclusivity against other biologics submitted under the abbreviated approval pathway for the lesser of (i) one year after the first commercial marketing, (ii) 18 months after approval if there is no legal challenge, (iii) 18 months after the resolution in the applicant's favor of a lawsuit challenging the biologics' patents if an application has been submitted, or (iv) 42 months after the application has been approved if a lawsuit is ongoing within the 42-month period. At this juncture, it is unclear whether products deemed "interchangeable" by the FDA will, in fact, be readily substituted by pharmacies, as these substitution practices are governed by state pharmacy law.

The contours of the BPCIA continue to be defined as the statute is implemented over a period of years. This likely will be accomplished by a variety of means, including decisions related to the statute by the relevant federal courts. The FDA has to date issued various guidance documents and other materials indicating the agency's thinking regarding a number of issues implicated by the BPCIA. Additionally, the FDA's approval of a number of biosimilar applications in recent years has helped define the agency's approach to certain issues. However, the ultimate impact, implementation, and meaning of the BPCIA remains subject to significant uncertainty.

Manufacturing Requirements

We, our suppliers, contract manufacturers, and other entities involved in the manufacturing and distribution of approved drugs and biological products are required to comply with certain post-approval requirements and are subject to periodic unannounced inspections by the FDA and state agencies to assess compliance with cGMP requirements. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. Failure to achieve or maintain cGMP standards for our products would adversely impact their marketability.

We use third-party manufacturers to produce our products in clinical and commercial quantities, and we cannot be certain that future FDA inspections will not identify compliance issues at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. Additionally, new government requirements may be established that could delay or prevent regulatory approval of our products under development.

Third-Party Payor Coverage and Reimbursement

The commercial success of our products is partially dependent on the availability of coverage and adequate reimbursement from public (i.e., federal and state government) and private (i.e., commercial) payors. These third-party payors may deny coverage or reimbursement for a product or therapy, either in whole or in part, if they determine that the product or therapy was not medically appropriate or necessary. Also, third-party payors continue to control costs by limiting coverage through the use of formularies and other cost-containment mechanisms, and the amount of reimbursement for particular procedures or drug treatments.

The cost of pharmaceutical products continues to generate substantial governmental and third-party payor interest. We expect the pharmaceutical industry will continue to experience pricing pressures, given the trend toward managed healthcare, the increasing influence of managed care organizations, and additional regulatory and legislative proposals. Our results of operations and business could be adversely affected by current and future third-party payor policies, as well as healthcare legislative reforms.

Some third-party payors also require pre-approval of coverage for new or innovative drug therapies before they will reimburse healthcare providers who use such therapies. While we cannot predict whether any proposed cost containment measures will be adopted or otherwise implemented in the future, these requirements or any announcement or adoption of such proposals could have an adverse effect on our ability to obtain adequate prices for any future product candidates and to operate profitably.

Fraud and Abuse

The Foreign Corrupt Practices Act ("FCPA"), prohibits any U.S. individual or business from paying, offering or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for influencing any act or decision of the foreign entity to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the U.S. to comply with accounting provisions requiring the companies to maintain books and records that accurately and fairly reflect all transactions of the companies, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Pharmaceutical companies that participate in federal healthcare programs are subject to various U.S. federal and state laws pertaining to healthcare "fraud and abuse," including anti-kickback and false claims laws. Violations of U.S. federal and state fraud and abuse laws may be punishable by criminal or civil sanctions, including fines, civil monetary penalties and exclusion from federal healthcare programs (including Medicare and Medicaid).

Federal statutes that apply to us include the federal Anti-Kickback Statute, which prohibits persons from knowingly and willfully soliciting, offering, receiving, or providing remuneration in exchange for, or to generate business, including the purchase or prescription of a drug, that is reimbursable by a federal healthcare program such as Medicare and Medicaid, and the Federal False Claims Act ("FCA"), which generally prohibits knowingly and willingly presenting, or causing to be presented, for payment by the federal government any false, fraudulent or medically unnecessary claims for reimbursed drugs or services. Government enforcement agencies and private whistleblowers have asserted liability under the FCA for claims submitted involving kickbacks, improper promotion of off-label uses, material product manufacturing or contamination issues, and misreporting of drug prices to federal agencies.

Similar state laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental payors, including private insurers. These state laws may be broader in scope than their federal analogues, such as state false claims laws that apply where a claim is submitted to any third-party payor, regardless of whether the payor is a private health insurer or a government healthcare program, and state laws that require pharmaceutical companies to certify compliance with the pharmaceutical industry's voluntary compliance guidelines.

Federal and state authorities have increased enforcement of fraud and abuse laws within the pharmaceutical industry, and private individuals have been active in alleging violations of the law and bringing suits on behalf of the government under the FCA and under state and local laws. These laws are broad in scope and there may not be regulations, guidance or court decisions that definitively interpret these laws and apply them to particular industry practices. In addition, these laws and their interpretations are subject to change.

Controlled Substances

Sympazan, a Clobazam lingual film product, is regulated as a Schedule IV controlled substance by the DEA. The DEA is the federal agency responsible for domestic enforcement of the Controlled Substances Act of 1970 ("CSA"). The DEA regulates controlled substances as Schedule I, II, III, IV and V substances. Schedule I substances, by definition, have high potential for abuse, no currently accepted medical use in the U.S., and lack accepted safety for use under medical supervision, and may not be marketed or sold in the U.S. except for research and industrial purposes. A pharmaceutical product may be listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest risk of abuse and Schedule V substances the lowest relative risk of abuse among such substances.

Impact of Public Pressure on Drug Pricing, Healthcare Reform and Legislation Impacting Payor Coverage

The pricing and reimbursement of our pharmaceutical products is partially dependent on government regulation. We offer discounted pricing or rebates on purchases of pharmaceutical products under various federal and state healthcare programs, including: (i) Centers for Medicare & Medicaid Services' ("CMS") Medicaid Drug Rebate Program, (ii) Medicare Part B Program and Medicare Part D Coverage Gap Discount Programs, (iii) the U.S. Department of Veterans Affairs' Federal Supply Schedule Program, and (iv) the Health Resources and Services Administration's 340B Drug Pricing Program. These rebates are subject to our active participation in the respective programs. We must also report specific prices to government agencies under healthcare programs, such as the Medicaid Drug Rebate Program and Medicare Part B Program. The calculations necessary to determine the prices reported are complex and the failure to report prices accurately may in the future expose us to penalties.

In the U.S., federal and state government healthcare programs and private third-party payors routinely seek to manage utilization and control the costs of our products. In the U.S., there is an emphasis on managed healthcare, which has put additional pressure on pharmaceutical drug pricing, and reimbursement and usage, and has adversely affected our future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, including formulary coverage and positioning, laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical reimbursement policies, and pricing in general.

Efforts by federal and state government officials or legislators to implement measures to regulate prices or payment for pharmaceutical products, including legislation on drug importation, could adversely affect our business if implemented. Recently, there has been considerable public and government scrutiny of pharmaceutical pricing, resulting in proposals to address the perceived high cost of pharmaceuticals, and drug pricing continues to be an agenda item at both the federal and state level.

The U.S. pharmaceutical industry has already been significantly affected by major legislative initiatives, including, for example, the ACA. The ACA, among other things, imposes a significant annual fee on companies that manufacture or import branded prescription drug medicines. It also contains substantial provisions intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, and impose additional health policy reforms, and, from time to time, our business has been affected by the ACA and certain of these provisions. Since its enactment, there have been judicial and congressional challenges to numerous provisions of the ACA. We continue to face uncertainties due to federal legislative and administrative efforts to repeal, substantially modify, or invalidate some or all of the provisions of the ACA.

In addition, the Inflation Reduction Act of 2022 ("IRA") contains provisions intended to lower beneficiary drug spending. Beginning in 2023, the IRA enables Medicare to negotiate prescription drug prices with manufacturers of certain high-cost drugs for the first time. A separate provision requires drug manufacturers to pay rebates to Medicare if their drug prices increase at a higher rate than the rate of inflation (the so-called inflation rebate provision). Additionally, effective in 2024, the IRA will eliminate the 5% coinsurance for catastrophic coverage under Medicare Part D; in 2025, the IRA will cap the beneficiary annual out-of-pocket expenditure. These efforts to reduce aggregate beneficiary spending are expected to shift some costs to drug manufacturers.

Any future healthcare reform efforts, including those related specifically to the ACA, and any that further limit coverage and reimbursement of pharmaceutical products, may adversely affect our business and financial results. Any reduction in reimbursement from Medicare, or other government programs may result in a similar reduction in payments from private payors.

Other Healthcare Laws and Compliance Requirements

In the U.S., the research, manufacturing, distribution, sale, and promotion of drug products are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the CMS, other divisions of the U.S. Department of Health and Human Services ("HHS") (e.g., the Office of Inspector General, "OIG"), the U.S. Department of Justice ("DOJ"), state Attorneys General, and other state and local government agencies. For example, pharmaceutical manufacturers' activities (including sales and marketing activities, as well as scientific/educational grant programs, among other activities) are subject to fraud and abuse laws, such as the federal Anti-Kickback Statute, the federal False Claims Act, as amended, and similar state laws. Typically, pricing and rebate programs must comply with the Medicaid Drug Rebate Program requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, and the Veterans Health Care Act of 1992, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. These activities are also potentially subject to federal and state consumer protection and unfair competition laws.

The federal Anti-Kickback Statute prohibits any person or entity, including a prescription drug manufacturer, or a party acting on its behalf, from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, to induce another to (i) refer an individual for the furnishing of a pharmaceutical product for which payment may be made under a federal healthcare program, such as Medicare or Medicaid ("covered product"); (ii) purchase or order any covered product; (iii) arrange for the purchase or order of a covered product; or (iv) recommend a covered product. This statute has been interpreted broadly to apply to a wide range of arrangements between pharmaceutical manufacturers and others, including, but not limited to, any exchange of remuneration between a manufacturer and prescribers (such as physicians), purchasers, pharmacies, PBMs, formulary managers, group purchasing organizations, hospitals, clinics and other health care providers, and patients. The term "remuneration" has been broadly interpreted to include anything of value, including, for example, gifts, discounts, and rebates, "value-added" services, the furnishing of supplies or equipment at no charge, credit arrangements, payments of cash, waivers of payments, ownership interests, and providing anything at less than its fair market value. Although there are several statutory exceptions and regulatory safe harbors protecting certain business arrangements from prosecution, the exceptions and safe harbors are drawn narrowly and practices that involve remuneration intended to induce referrals, prescribing, purchasing, or recommending covered products may be subject to scrutiny if they do not qualify for an exception or safe harbor.

Additionally, many states have adopted laws like the federal Anti-Kickback Statute, and some of these state prohibitions apply, in at least some cases, to the referral of patients for healthcare items or services reimbursed by any third-party payor, not only the Medicare and Medicaid programs, and do not contain safe harbors. Violations of fraud and abuse laws such as the Anti-Kickback Statute may be punishable by criminal or civil sanctions and/or exclusion from federal healthcare programs (including Medicare and Medicaid). Our arrangements and practices may not, in every case, meet all criteria for applicable exceptions and/or safe harbors for the Anti-Kickback Statute, and thus would not be immune from prosecution under the statute. Additionally, the Anti-Kickback Statute and similar state laws are subject to differing interpretations and may contain ambiguous requirements or require administrative guidance for implementation. Finally, some of the safe harbor rules are currently under review for potential revision. Given these variables, our activities could be subject to the penalties under the Anti-Kickback Statute and similar authorities.

The federal False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The "*qui tam*" provisions of the False Claims Act allow a private individual to bring civil actions on behalf of the federal government alleging that the defendant has violated the False Claims Act, and to share in any monetary recovery. In recent years, the number of suits brought by private individuals has increased dramatically. In addition, various states have enacted false claims laws analogous to the False Claims Act. Many of these state laws apply where a claim is submitted to any third-party payor, not merely a federal healthcare program.

There are many potential bases for liability under the False Claims Act. Liability arises, primarily, when an entity knowingly submits, or causes another to submit, a false claim for reimbursement to the federal government. The False Claims Act has been used to assert liability based on alleged kickbacks and other improper referrals, improperly reported government pricing metrics, such as Best Price or Average Manufacturer Price, improper use of Medicare numbers when detailing the provider of services, improper promotion of off-label uses not expressly approved by FDA in a drug's label, and allegations as to misrepresentations with respect to the services rendered. Our activities relating to the reporting of discount and rebate information and other information affecting federal, state, and third-party reimbursement of our products, and the sale and marketing of our products and our service arrangements or data purchases, among other activities, may be subject to scrutiny under these laws.

We are unable to predict whether we would be subject to actions under the False Claims Act or a similar state law, or the impact of such actions. However, the cost of defending such claims, as well as any sanctions imposed, could adversely affect our financial performance. Also, the federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA") created several federal crimes, including healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third-party payors. The false statements statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious, or fraudulent statement about the delivery of or payment for healthcare benefits, items or services.

In addition, our marketing activities may be limited by data privacy and security regulation by both the federal government and the states in which we conduct our business. For example, HIPAA and its implementing regulations established standards for "covered entities," which are certain healthcare providers, health plans and healthcare clearinghouses, regarding the security and privacy of protected health information. While we are not a covered entity under HIPAA, many of our customers are, and this limits the information they can share with us. The Health Information Technology for Economic and Clinical Health Act ("HITECH") expanded the applicability of HIPAA's privacy, security, and breach notification standards. Among other things, HITECH makes HIPAA's security and breach standards (and certain privacy standards) directly applicable to "business associates," which are entities that perform certain services on behalf of covered entities involving the exchange of protected health information. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates, and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney's fees and costs associated with pursuing federal civil actions. While we do not currently perform any services that would render us a business associate under HIPAA/HITECH, it is possible that we may provide such services in the future and would be subject to the applicable provisions of HIPAA/HITECH. Finally, we are subject and are likely to be subject in the future to state privacy and security laws, regulations and other authorities— specifically including the California Consumer Privacy Act— which may limit our ability to use and disclose identifiable information, and may impose requirements related to safeguarding such information, as well as reporting on breaches.

Additionally, the federal Open Payments program, created under Section 6002 of the Affordable Care Act and its implementing regulations, requires that manufacturers of prescription drugs for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program (with certain exceptions) report annually to HHS information related to "payments or other transfers of value" provided to U.S. "physicians" (defined to include doctors, dentists, optometrists, podiatrists and chiropractors); certain other "healthcare providers" (including physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, certified nurse-midwives); and "teaching hospitals." The Open Payments program also requires that manufacturers and applicable group purchasing organizations report annually to HHS ownership and investment interests held in them by physicians (as defined above) and their immediate family members. Manufacturers' reports are filed annually with the CMS by March 31, covering the previous calendar year. CMS posts disclosed information on a publicly available website annually by June 30.

There are also an increasing number of state laws that regulate or restrict pharmaceutical manufacturers' interactions with healthcare providers licensed in the respective states. Beyond prohibiting the provision of certain payments or items of value, these laws require pharmaceutical manufacturers to, among other things, establish comprehensive compliance programs, adopt marketing codes of conduct, file periodic reports with state authorities regarding sales, marketing, pricing, and other activities, and register/license their sales representatives. Laws require manufacturers to file reports regarding payments and items of value provided to health care providers (similar to the federal Open Payments program). Many of these laws contain ambiguities as to what is required to comply with the laws. These laws may affect our sales, marketing, and other promotional activities by imposing administrative and compliance burdens on us. Given the lack of clarity with respect to these laws and their implementation, despite our best efforts to act in full compliance, our reporting actions could be subject to the penalty provisions of the pertinent state and federal authorities.

Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, from time to time some of our business activities are subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be in the future subject to penalties— including criminal and significant civil monetary penalties, damages, fines, imprisonment, exclusion from participation in government healthcare programs, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private *qui tam* actions brought by individual whistleblowers in the name of the government, or refusal to allow us to enter into supply contracts including government contracts and the curtailment or restructuring of our operations— any of which could adversely affect our ability to operate our business and our results of operations. With respect to any of our products sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable privacy laws and post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs, and reporting of payments or transfers of value to healthcare professionals.

For additional information and risks regarding the above-described government regulations, please also refer to "Item 1A. Risk Factors."

Employees

As of March 6, 2024 we had 53 full-time employees, all employed in the U.S. None of our employees are represented by a collective bargaining agreement, nor have we experienced any work stoppage. We believe that our relations with our employees are good.

We recognize that our industry is specialized and dynamic, and a significant aspect of our success is our continued ability to execute our human capital strategy of attracting, engaging, developing, and retaining highly-skilled talent that our efficient operating model needs. There is fierce competition for highly-skilled talent, and we believe we offer a desirable set of benefits, a flexible working environment, and career-enhancing development experiences and initiatives that are aligned with our mission, vision, and values. We also believe we offer competitive compensation for our employees and strongly embrace a pay for performance culture underpinned by our commitment to ethics and compliance.

Our Employee Handbook and Code of Business Conduct and Ethics outline our commitment to diversity and inclusion, where all employees are welcomed in an environment designed to make them feel comfortable, respected, and accepted regardless of their age, race, national origin, sex, gender, identity, religion, disability, or sexual orientation. We have a set of policies explicitly setting forth our expectations for nondiscrimination and a harassment-free work environment. We are also a proud equal opportunity employer and cultivate a highly collaborative, fast paced, and entrepreneurial culture.

Corporate Information

The address of our website is *http://www.assertiotx.com*. We make available, free of charge through our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other periodic Securities and Exchange Commission ("SEC") reports, along with amendments to all of those reports, as soon as reasonably practicable after we file the reports with the SEC.

ITEM 1A. RISK FACTORS

In addition to other information in this report, please consider the following discussion of factors that make an investment in our securities risky. The risks or uncertainties described in this Form 10-K can materially and adversely affect our business, reputation, stock price, results of operations, cash flows or financial condition. The risks and uncertainties described below have been grouped under general risk categories, one or more of which categories may be applicable to the risk factors described. The risks and uncertainties described in this Form 10-K are not the only ones facing us. Additional risks and uncertainties of which we are unaware or that we currently deem immaterial may also become important factors that can harm our business, reputation, stock price, results of operations, cash flows, or financial condition.

Summary of Risk Factors

The following is a summary of the risks more fully described below and should not be relied upon as an exhaustive summary of the material risks facing our business.

Risks Related to Commercial, Regulatory and Other Business Matters
- We may not be successful in driving the growth in sales and profitability of ROLVEDON and/or commercializing our products using our sales force and non-personal promotion model capabilities.
- We may be unable to maintain attractive reimbursement of ROLVEDON through government programs such as Medicare and Medicaid.
- The INDOCIN products, Cambia and Zipsor recently began facing competition from generics, which adversely affects our business. Approval of additional generic versions of our other products would have a further adverse effect on our business.
- We may not succeed in executing business development strategies, strategic partnerships, acquisitions of businesses, products or technologies, and investment opportunities, which will limit our business growth and prospects.

- Strategic transactions that fail to achieve the anticipated levels of revenue, synergies and profit growth will cause our business to suffer.
- We may not be able to integrate any business, product or technology we acquire.
- Our success is dependent in large part upon continued services of our executive management team with whom we do not have employment agreements.
- We depend on one qualified supplier for the active pharmaceutical ingredient in each of our products and single source suppliers to manufacture our products.
- Failure to comply with ongoing regulatory requirements for approved products could adversely impact our ability to commercialize our products and result in increased costs.
- Commercial disputes may adversely affect the commercial success of our products.
- We may be unable to compete successfully in the pharmaceutical and biological product industry.
- We may be unable to negotiate acceptable pricing or obtain adequate reimbursement for our products.
- Business interruptions can adversely impact our ability to operate our business.
- Data breaches and cyber-attacks can cause damage to our business.
- Our corporate structure may not prevent veil piercing.
- We incur significant costs and devote significant management focus on governmental investigations, regulatory actions and lawsuits regarding Assertio Therapeutics' historical commercialization of opioids.
- We may not be able to adequately protect ourselves from product liability losses and other litigation liability.

Risks Related to Our Industry
- We are impacted by changes in laws and regulations applicable to, and increased scrutiny and investigations of, the pharmaceutical and biological product industry.
- We may fail to comply with applicable statutes or regulations.
- We may incur significant liability if it is determined that we have promoted "off-label" use of drugs.
- Healthcare reform may increase our expenses and impact our products.
- We are not always able to protect our intellectual property and are subject to risks from liability for infringing the intellectual property of others.
- Settlements to ANDA litigation can be challenged and have the potential to lead to significant damage awards.

Risks Related to Our Financial Position
- We may not be able to obtain future debt or equity financing necessary to fund our future operations or execute attractive product acquisitions and strategic transactions.
- We may be unable to generate sufficient cash flow from our business to make interest payments on and repay our 2027 Convertible Notes.
- We have incurred operating losses in the past and may incur operating losses in the future.
- We have significant amounts of long-lived assets which depend upon future positive cash flows to support the values recorded in our balance sheet.
- We may be impacted by our customer concentration.
- The fair value of contingent consideration obligation incurred as part of our merger with Zyla Life Sciences ("Zyla") in May 2020 (the "Zyla Merger") may change.
- We may be unable to satisfy regulatory requirements relating to internal controls.
- Our financial results are impacted by management's assumptions and use of estimates.

Risks Related to Future Product Development
- Future product candidates may not be approved for marketing or, if approved, may not achieve market acceptance.
- We customarily depend on third-party contract research organizations, clinical investigators and clinical sites to conduct clinical trials with regard to product candidates.
- We may not obtain necessary regulatory approvals.
- We are subject to risks associated with NDAs submitted under Section 505(b)(2) of the Food, Drug and Cosmetic Act (the "FDCA").

Risks Related to Share Ownership and Other Stockholder Matters

- Our common stock may be delisted from the Nasdaq Capital Market if we are unable to regain and maintain compliance with Nasdaq's continued listing standards.
- The price of our common stock historically has been volatile.
- As of December 31, 2023, we are no longer a "smaller reporting company," but in accordance with the SEC's transition rules, we continue to take advantage of reduced disclosure and governance requirements applicable to such companies.
- We are subject to risks from future proxy fights or the actions of activist shareholders.
- We are subject to risks related to unsolicited takeover attempts in the future.
- Conversions of the 2027 Convertible Notes or future sales of our common stock or equity-linked securities in the public market could lower the market price of our common stock and adversely impact the trading price of the 2027 Convertible Notes.

Risks Related to Commercial, Regulatory and Other Business Matters

If we are not successful in driving the growth in sales and profitability of ROLVEDON and/or do not successfully commercialize our products, our business, financial condition and results of operations will be materially and adversely affected.

In light of substantial reductions in sales, profits and cash flows arising from launch of generic alternatives to the INDOCIN products, our operating results and cash flows are expected to be materially lower thus placing greater risk and higher concentration on ROLVEDON results. Any failure to successfully commercialize ROLVEDON may result in us not realizing the full anticipated advantages of the Spectrum Merger, which could have a material and adverse impact on our business. If the markets or patient subsets that we are targeting are not as significant as we estimate, we may not generate significant growth in revenues from sales of ROLVEDON. The commercial success of ROLVEDON will depend on a number of factors, including the following:

- our partners' ability to consistently manufacture ROLVEDON on a timely basis and supply product to us on commercially acceptable terms;
- the prevalence, duration and severity of potential side effects or other safety issues that patients may experience with ROLVEDON;
- achieving and maintaining, and, where applicable, ensuring that our third-party contractors achieve and maintain, compliance with our contractual obligations and with all regulatory requirements applicable to ROLVEDON;
- the differentiation of ROLVEDON from other available approved or investigational drugs and treatments for patients with chemotherapy-induced neutropenia, and the willingness of physicians, operators of hospitals and clinics and patients to adopt and utilize ROLVEDON;
- our ability to successfully develop and execute a commercial strategy focusing on clinics and hospitals;
- the availability of coverage and adequate and timely reimbursement from managed care plans, private insurers, government payors (such as Medicare and Medicaid and similar foreign authorities) and other third-party payors for ROLVEDON;
- patients' ability and willingness to pay out-of-pocket for ROLVEDON in the absence of coverage and/or adequate reimbursement from third-party payors;
- patient demand for ROLVEDON;
- the extent to which data from the ROLVEDON same-day dosing trial, if and when completed, may support our ongoing commercialization efforts;
- our ability to establish and enforce intellectual property rights in and to ROLVEDON; and
- our ability to avoid third-party patent interference, intellectual property challenges or intellectual property infringement claims.

In addition to the risks discussed elsewhere in this section, our ability to successfully commercialize and generate revenues from our products depends on a number of factors, including, but not limited to, our ability to:

- develop and execute our sales, marketing and promotion strategies for our products using our capability to market products through both a sales force and a non-personal promotion model;
- achieve, maintain and grow market acceptance of, and demand for, our products;

- obtain and maintain adequate coverage, reimbursement and pricing from managed care, government and other third-party payors;

- adapt our commercial strategies while minimizing disruption of relationships with prescribers and other decision-makers;

- maintain, manage or scale the necessary sales, marketing, manufacturing, managed markets and other capabilities and infrastructure that are required to successfully integrate and commercialize our products;

- obtain adequate supply of our products;

- maintain and extend intellectual property protection for our products; and

- comply with applicable legal and regulatory requirements.

In December 2020, we eliminated our in-person sales force and have since moved to a digital sales and product promotion model. In connection with the consummation of the Spectrum Merger in July 2023, we acquired Spectrum's oncology sales force which is currently focused on ROLVEDON. Our reliance on our non-personal promotion model to promote certain other products may be less successful than in-person promotion. If we are unable to successfully achieve or perform these functions, including our capabilities to market products through both a sales force and a non-personal promotion model, we will not be able to maintain or increase our revenues and our business, financial condition and results of operations will be materially and adversely affected.

Sales of ROLVEDON depend on coverage and reimbursement from third-party payors and a failure to obtain or a reduction in the coverage and/or reimbursement for our products could have a material adverse effect on our product sales, business and results of operations.

Sales of ROLVEDON are dependent on the availability and extent of coverage and reimbursement, or level of reimbursement, from third-party payors, including government programs and private insurance plans. Governments and private payors may regulate prices, reimbursement levels and/or access to our products to contain costs or to affect levels of use. We rely in large part on the reimbursement of ROLVEDON through government programs such as Medicare and Medicaid in the U.S., and a failure to obtain or a reduction in the coverage and/or reimbursement for our products could have a material adverse effect on our product sales, business and results of operations.

A substantial portion of our ROLVEDON business relies on reimbursement from the U.S. federal government under Medicare Part B coverage. Most of our products furnished to Medicare beneficiaries in both a physician office setting and hospital outpatient setting will be reimbursed under the Medicare Part B Average Sales Price ("ASP") payment methodology. ASP-based reimbursement of ROLVEDON under Medicare may be below or could fall below the cost that some medical providers pay for such products, which could materially and adversely affect sales of ROLVEDON. We also face risks relating to the reporting of pricing data that affect the U.S. reimbursement of and discounts for our products. ASP data are calculated by the manufacturer based on a formula defined by statute and regulation and are then submitted to the CMS, the agency responsible for administering the Medicare program, on a quarterly basis.

CMS uses those ASP data to determine the applicable reimbursement rates for ROLVEDON under Medicare Part B. However, the statute, regulations and CMS guidance do not define specific methodologies for all aspects of the reporting of ASP data. As a result, we are required to apply our reasonable judgment to certain aspects of calculating ASP data. If our submitted ASP data are incorrect, we may become subject to substantial fines and penalties or other government enforcement actions, which could have a material adverse impact on our business and results of operations.

The Indocin products, Cambia, and Zipsor recently began facing competition from generics, which adversely affects our business. Approval of additional generic versions of our products would have a further adverse effect on our business.

Under the FDCA, the FDA can approve an ANDA for a generic version of a branded drug without the ANDA applicant undertaking the clinical testing necessary to obtain approval to market a new drug. In place of such clinical studies, an ANDA applicant usually needs only to submit data demonstrating that its product has the same active ingredient(s) and is bioequivalent to the branded product, in addition to any data necessary to establish that any difference in strength, dosage, form, inactive ingredients or delivery mechanism does not result in different safety or efficacy profiles, as compared to the reference drug.

There are no patents covering the INDOCIN products (which accounted for 57% of our revenue in 2023), which means that a generic drug company could introduce a generic for these drugs at any time. For example, in August 2023, a generic pharmaceutical company received approval from the FDA for, and began to market, 50mg indomethacin suppositories, the generic version of INDOCIN Suppositories. The launch of that generic version had and is expected to continue to have a material and adverse impact on our sales of INDOCIN Suppositories. In January 2024, a pharmaceutical company received FDA approval for a generic version of INDOCIN oral suspension. As a result, the INDOCIN products now face generic competition. In addition, we are aware of other drug companies that have had interactions with regulatory agencies including the FDA relating to indomethacin, which could indicate the development of one or more additional INDOCIN product generics or other formulations of indomethacin. Accordingly, we could face competition from other generic versions of the INDOCIN Suppositories at any time now that the 180-day CGT exclusivity expired in January 2024 and we could face competition from other generic versions of INDOCIN oral suspension any time after the CGT exclusivity expires in July 2024. As a result of the generic competition, we have lost significant market share and have had to provide pricing concessions to certain customers of INDOCIN Suppositories. In addition, we also face competition for INDOCIN Suppositories from hospitals and other institutions, including a 503B outsourcing facility (commonly referred to as a 503B compounder), which began compounding 100 mg indomethacin suppositories in 2022 in what we believe to be violation of state and federal requirements for new drugs and labeling requirements related to adequate directions for use. For a 503B compounder to qualify for exemptions from these state and federal requirements, the 503B compounder must meet certain conditions set forth in Section 503B of the FDCA, including (1) using only bulk drug substances (i.e., indomethacin) that appear on a list identifying the bulk substances for which the FDA has determined that there is clinical need to use in compounding or that the drug product compounded from a bulk drug substance appears on the FDA's drug shortage list; and (2) compounding a drug product that is not "essentially a copy" of an FDA-approved product. We believe that the 503B compounder compounding 100 mg indomethacin suppositories does not meet these conditions as indomethacin, while it is included on the FDA's Category 1 list of bulk substances it is evaluating, is not on the FDA's list of bulk substances for which there is a clinical need and INDOCIN Suppositories are not on the FDA's drug shortage list; and we believe that the 100 mg indomethacin suppositories being compounded are "essentially a copy" of our FDA-approved INDOCIN Suppositories. We cannot guarantee that we will be successful in causing it to discontinue sales of its unapproved indomethacin suppository product. We filed an unfair competition lawsuit in the U.S. District Court (S.D. Tex.) against this 503B compounder, which was dismissed on September 27, 2023; we have filed a notice of appeal and the appeal is pending.

With respect to Cambia and Zipsor (which accounted for 5% and 2% of our revenue in 2023, respectively), we entered into settlement agreements with generic drug companies, under which generic versions of these products were launched beginning in January 2023 and March 2022, respectively. As a result, we face generic competition for Cambia and Zipsor. On February 22, 2024, our partner Miravo, which commercializes a specific formulation of Cambia in Canada, commenced a patent infringement action in Canadian federal court against a generic company seeking approval of a generic version of Cambia in Canada. Under our license agreement with Miravo, we are obligated to reimburse Miravo for a portion of its litigation expenses, which we expect will reduce our quarterly royalties during the pendency of the litigation. Our royalties from Miravo's net sales of Cambia in Canada will be further adversely impacted if Miravo's patent infringement litigation fails to keep the generic from launching before the relevant patents expire.

The introduction of known and potential additional generic versions of our products, as well as sales of indomethacin suppositories by compounders, or disclosure of ANDA filings and/or similar applications in respect to any of our products, have and in the future could adversely impact our business, financial condition, results of operations and stock price. Moreover, if the patents covering ROLVEDON (which expire in 2042), Sympazan (which expire in 2040) and/or Otrexup (which expire in 2031) are not upheld in litigation or if a generic competitor is found not to infringe these patents, the resulting generic competition for ROLVEDON, Sympazan and/or Otrexup would have a further adverse effect on our business, financial condition and results of operations.

Our success is dependent on our ability to successfully execute business development strategies, strategic partnerships, acquisitions of businesses, products or technologies, and investment opportunities to build and grow for the future. Failure to do so will limit our business growth and prospects.

Over the past several years, we have been in the process of transforming into a leading diversified, specialty pharmaceutical company and have actively pursued and executed several opportunistic business development and strategic transactions designed to grow our revenues and profits and improve our balance sheet, with varying levels of success. Successfully identifying and executing on such business development and strategic transactions is not easily achievable and depends on several factors, including, but not limited to, the availability and willingness of other parties to transact on terms we find attractive and our ability to fund such transactions from our existing cash flows or raise funds from third parties. If we are unable to find attractive opportunities, finance them and successfully execute and integrate such acquisitions, our business growth and prospects will be adversely impacted.

An important element of our business strategy is to actively seek to acquire products, technologies or companies and to in-license or seek co-promotion rights to additional products. In the past, we have acquired ROLVEDON, Otrexup, Sympazan, NUCYNTA, NUCYNTA ER (both of which were subsequently divested to Collegium in February 2020), CAMBIA, Zipsor, as well as the INDOCIN products and SPRIX. We cannot be certain that we will be able to successfully identify, pursue, finance and complete any future acquisitions or whether we would be able to successfully integrate or develop any acquired business, product or technology, successfully commercialize and realize the anticipated benefits from acquired products or retain any key employees. For example, the anticipated growth and cost savings from the Spectrum Merger, if achieved, may be lower than expected and may take longer to achieve than anticipated. If we are unable to enhance and broaden our product offerings, our business and prospects will be limited.

In addition, if our executive management team is not able, in a timely manner, to develop, implement and execute successful business strategies and plans to maintain and increase our product revenues, our business, financial condition and results of operations will be materially and adversely affected, and the existing business may be required to take further steps to reduce its costs at some point in time. It may take time for our executive management team, despite their significant industry-related experience, to develop, implement and execute our business strategies and plans.

Further, our future business strategies and plans may differ materially, or may continue to evolve, from those we previously pursued. If our business strategies and plans, or our efforts to realize future operational efficiencies, cause disruption in our business or operations or do not achieve the level of success or results we anticipate, our business, financial condition and results of operations will be materially and adversely affected.

Strategic transactions that fail to achieve the anticipated levels of revenue, synergies and profit growth will cause our business to suffer.

We seek to engage in strategic transactions with third parties, such as product or company acquisitions, strategic partnerships, joint ventures, divestitures or business combinations. We face significant competition in seeking potential strategic partners and transactions, and the negotiation process for acquiring any product or engaging in strategic transactions can be time-consuming and complex. Engaging in strategic transactions, such as acquisitions of companies and product rights, divestitures and commercialization arrangements, have in the past and may in the future require us to incur non-recurring and other charges, increase our near- and long-term expenditures, pose integration challenges and fail to achieve the anticipated results or synergies or distract our management and business, which may harm our business.

As part of an effort to acquire a product or company or to enter into other strategic transactions, we conduct business, legal and financial due diligence with the goal of identifying, evaluating and assessing material risks involved in the transaction. Despite our efforts, it is not possible to ascertain, evaluate and accurately assess all possible risks, which may impact our ability to realize the intended advantages of the transaction. We also assume liabilities and legal risks in connection with a transaction, including those relating to activities of the seller prior to the consummation of the transaction and contracts that we assume. Failure to realize the expected benefits from acquisitions or strategic transactions that we may consummate, or that we have completed, such as those described above, whether as a result of identified or unidentified risks, integration difficulties, regulatory setbacks, governmental investigations, independent actions of or financial position of our collaborative partners, litigation or other events, could adversely affect our business, results of operations and financial condition.

These factors, many of which are beyond our control, could delay or prevent the achievement of our business objectives and cause our business, financial condition and results of operations to be materially and adversely affected.

Failure to integrate any business, product or technology we acquire, will cause our business, financial condition and operating results to suffer.

Integrating any business, product or technology we acquire is expensive and time-consuming and can disrupt and adversely affect our ongoing business, including product sales, and distract our management. Our ability to successfully integrate any business, product or technology we acquire depends on a number of factors, including, but not limited to, our ability to:

• combine our and the acquired business' operations and corporate functions, if any;

• meet the capital requirements of the acquired business in a manner that permits us to achieve any cost savings or other synergies anticipated to result from the acquisition;

• minimize the disruption and distraction of our management and other employees in connection with the integration of any acquired business, product or technology;

- maintain and increase sales of our existing products;

- establish or manage the transition of the manufacture and supply of any acquired product, including the necessary active pharmaceutical ingredients, excipients and components;

- integrate personnel from the acquired business;

- integrate the technologies and technologies licensed from third parties;

- integrate and unify the offerings and services available to customers;

- identify and eliminate redundant and underperforming functions and assets;

- harmonize our and the acquired business' operating practices, compensation programs, internal controls and other policies, procedures and processes;

- maintain existing agreements with customers, suppliers, distributors and vendors, avoid delays in entering into new agreements with prospective customers, suppliers, distributors and vendors, and leverage relationships with such third parties;

- address possible differences in business backgrounds, corporate cultures and management philosophies, if any;

- identify and add the necessary sales, marketing, manufacturing, regulatory and other related personnel, capabilities and infrastructure that are required to successfully integrate any acquired business, product or technology;

- manage the transition and migration of all commercial, financial, legal, clinical, regulatory and other pertinent information relating to any acquired business, product or technology;

- comply with legal, regulatory and contractual requirements applicable to any acquired business, product or technology;

- obtain and maintain adequate coverage, reimbursement and pricing from managed care, government and other third-party payors with respect to any acquired product; and

- maintain and extend intellectual property protection for any acquired product or technology.

If we are unable to perform the above functions or otherwise effectively integrate any acquired businesses, products or technologies, our business, financial condition and operating results will suffer.

Our success is dependent in large part upon the continued services of our executive management team with whom we do not have employment agreements.

Our success is dependent in large part upon the continued services of members of our executive management team, and on our ability to attract and retain key management and operating personnel. We do not have agreements with any of our executive officers that provide for their continued employment with us. Management, scientific and operating personnel are in high demand in our industry and are often subject to competing offers. Changes in our management team may disrupt our business, strategic and employee relationships, which may delay or prevent the achievement of our business objectives, strategies and plans. During such transition periods, there may be uncertainty among investors, employees and others concerning our future direction and performance. For example, Dan A. Peisert separated from his service as our CEO effective as of January 2, 2024. Heather L. Mason, an existing member of our Board of Directors, was appointed to serve as our Interim CEO while the Board conducts a search for a permanent CEO. In addition, effective as of November 8, 2023, Ajay Patel was appointed as our CFO to replace Paul Schwichtenberg, who now serves as our Chief Commercial Officer. As with any significant leadership change, these transitions involve inherent risks and any failure to timely identify and appoint a suitable permanent CEO and execute a smooth transition could hinder employee retention and recruitment and our strategic planning, business execution, and future performance, which could have an adverse effect on our business, financial condition and results of operations. We cannot provide assurances that any current or future changes of management personnel, including the appointment of a permanent CEO, will not cause disruption to operations or customer relationships, a decline in our operating results or a delay in the execution of our business strategies and plans. The loss of the services of one or more members of management or key employees or the inability to hire additional personnel as needed could result in delays in the research, development and commercialization of our products and potential product candidates, or otherwise adversely impact our business.

We depend on one qualified supplier for the active pharmaceutical ingredient in each of our products, and we depend on third parties that are single source suppliers to manufacture our products. Insufficient availability of our products or the active pharmaceutical ingredients and other raw materials necessary to manufacture our products, or the inability of our suppliers to manufacture and supply our products on commercially reasonable terms, will adversely impact our sales and/or margins upon depletion of the active ingredient and product inventories.

We have one qualified supplier for the active pharmaceutical ingredient ("API") in each of our products. We do not have, and we do not intend to establish in the foreseeable future, internal commercial-scale manufacturing capabilities. Rather, we intend to use the facilities of third parties to manufacture products for commercialization and clinical trials. Our dependence on third parties for the manufacture of our products and any future product candidates may adversely affect our ability to obtain such products on a timely or competitive basis, if at all. Any stock out, quality concern or failure to obtain sufficient supplies of our products, or the necessary APIs, excipients or components, from our suppliers, including as a result of disruptions to supplier operations resulting from factors such as supply chain delays, public health emergencies, climate events or political unrest, or failures by us to satisfy minimum order requirements due to declines in product demand or otherwise, would adversely affect our business, results of operations and financial condition. In particular, our suppliers may be impacted by epidemics, pandemics or other disease outbreaks or public health emergencies and general macroeconomic conditions, including inflationary pressures, economic slowdown or recession, relatively high interest rates, changes in monetary policy, potential U.S. federal government shutdowns, geopolitical conflicts and financial institution instability, which may result in supply delays and cost increases.

The manufacturing process for pharmaceutical products is highly regulated, and regulators may from time to time shut down manufacturing facilities that they believe do not comply with regulations. We, our third-party manufacturers and our suppliers are subject to numerous regulations, including current FDA regulations governing manufacturing processes, stability testing, record keeping, product serialization and quality standards. Similar regulations are in effect in other countries. Our third-party manufacturers and suppliers are independent entities who are subject to their own operational and financial risks which are out of our control. If we or any third-party manufacturer or supplier fails to perform as required or fails to comply with the regulations of the FDA and other applicable governmental authorities, our ability to deliver adequate supplies of our products to our customers on a timely basis and on commercially reasonable terms, or to conduct clinical trials, could be adversely affected. For example, in October 2023, Spectrum's drug product manufacturer for ROLVEDON demanded a significant price increase despite fixed pricing provisions in Spectrum's supply agreement through the latter half of 2025. We have renegotiated supply to meet our demands through 2024 and into 2025 and had to accept higher prices than were previously contracted for, but have no assurance our supplier will not make further demands that may impact future supply or have a material adverse impact on our business. Additionally, although we have fixed pricing with our contract manufacturer for INDOCIN Suppositories through July 2028, we understand the API provider to our INDOCIN contract manufacturer has demanded a significant price increase to continue supplying API to our contract manufacturer on a purchase order basis. We are assessing the legal and business implications of these circumstances and cannot predict how they may ultimately be resolved. The manufacturing processes of our third-party manufacturers and suppliers may also be found to violate the proprietary rights of others. To the extent these risks materialize and adversely affect such third-party manufacturers' and/or suppliers' performance obligations to us, and we are unable to contract for a sufficient supply of required products on acceptable terms, or if we encounter delays and difficulties in our relationships with manufacturers or suppliers, our business, results of operations and financial condition could be adversely affected.

Failure to comply with ongoing regulatory requirements for approved products could adversely impact our ability to commercialize our products and result in increased costs.

We are subject to numerous ongoing regulatory requirements and continual review with respect to products that have obtained regulatory approval. In addition, the discovery of previously unknown problems with a product or manufacturer may result in restrictions on the product, manufacturer or manufacturing facility, including withdrawal of the product from the market. Manufacturers of approved products are also subject to ongoing regulation and inspection, including compliance with FDA regulations governing cGMP. The FDCA, the PHSA, the Controlled Substance Act of 1970 and other federal and foreign statutes and regulations govern and influence the testing, manufacturing, packing, labeling, storing, record keeping, safety, approval, advertising, promotion, sale and distribution of our products. In addition, we and our partners are also subject to ongoing DEA regulatory obligations, including annual registration renewal, security, record keeping, theft and loss reporting, periodic inspection and annual quota allotments for the raw material for commercial production of our products. The failure to comply with these regulations could result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, non-renewal of marketing applications or authorizations or criminal prosecution, which could adversely affect our business, results of operations and financial condition.

We are also required to report adverse events associated with our products to the FDA and other regulatory authorities. Unexpected or serious health or safety concerns could result in labeling changes, recalls, market withdrawals or other regulatory actions. Recalls may be issued at our discretion or at the discretion of the FDA or other empowered regulatory agencies.

Our commercialization, collaborative and other arrangements may give rise to disputes over commercial terms, contract interpretation and ownership or protection of our intellectual property and may adversely affect the commercial success of our products.

We currently have or have had in the past collaboration or license arrangements with a number of companies, including commercialization or collaborative arrangements, some of which have been based on less definitive agreements, such as memoranda of understanding, material transfer agreements, options or feasibility agreements.

Commercialization and collaborative relationships are generally complex and can give rise to disputes regarding the relative rights, obligations and revenues of the parties, including the ownership of intellectual property and associated rights and obligations, especially when the applicable collaborative provisions have not been fully negotiated and documented. Such disputes have arisen in the past from time to time and, if they arise again could delay collaborative research, development or commercialization of potential products, and can lead to lengthy, expensive litigation or arbitration. The terms of such arrangements may also limit or preclude us from commercializing products or technologies developed pursuant to such collaborations. Additionally, the commercialization or collaborative partners under these arrangements might breach the terms of their respective agreements or fail to maintain, protect or prevent infringement of the licensed patents or our other intellectual property rights by third parties. Moreover, negotiating commercialization and collaborative arrangements often takes considerably longer to conclude than the parties initially anticipate, which could cause us to enter into less favorable agreement terms that delay or defer recovery of our development costs and reduce the funding available to support key programs. Any failure by our commercialization or collaborative partners to abide by the terms of their respective agreements with us (including their failure to accurately calculate, report or pay any royalties payable to either us or a third party or their failure to repay, in full or in part, either any outstanding receivables or any other amounts for which we are entitled to reimbursement) may adversely affect our results of operations.

We are not always able to enter into commercialization or collaborative arrangements on acceptable terms, which can harm our ability to develop and commercialize our current and potential future products and technologies. Other factors relating to collaborations that may adversely affect the commercial success of our products include:

- any parallel development by a commercialization or collaborative partner of competitive technologies or products;
- arrangements with commercialization or collaborative partners that limit or preclude us from developing products or technologies;
- premature termination of a commercialization or collaboration agreement or the inability to renegotiate existing agreements on favorable terms; or
- failure by a commercialization or collaborative partner to devote sufficient resources to the development and commercial sales of products using our current and potential future products and technologies.

Our commercialization or collaborative arrangements do not necessarily restrict our commercialization or collaborative partners from competing with us or restrict their ability to market or sell competitive products. Our current and any future commercialization or collaborative partners may pursue existing or other development-stage products or alternative technologies in preference to those being commercialized or developed in collaboration with us.

In addition, contract disputes with customers or other third parties may arise from time to time. Our commercialization or collaborative partners, or customers or other third parties, may also terminate their relationships with us or otherwise decide not to proceed with the development, commercialization or purchase of our products.

We and our commercial partners may be unable to compete successfully in the pharmaceutical and biological product industry.

Competition in the pharmaceutical and biological product industry is intense and we expect competition to increase. Competing products currently under development or developed in the future may prove superior to our products and may achieve greater commercial acceptance. Most of our principal competitors have substantially greater financial, sales, marketing, personnel and research and development resources than we and our commercial partners do.

On July 31, 2023, we acquired ROLVEDON in connection with the Spectrum Merger. ROLVEDON competes with one other novel long-acting G-CSF and six biosimilar G-CSFs marketed in the U.S. including, Neulasta® (pegfilgrastim), UDENYCA™ (pegfilgrastim-cbqv), FULPHILA® (pegfilgrastim-jmdb), ZIEXTENZO® (pegfilgrastim-bmez), NYVEPRIA® (pegfilgrastim-apgf), STIMUFEND® (pegfilgrastim-fpgk), and FYLNETRA® (pegfilgrastim-pbbk). In November 2023, the FDA approved the 3rd novel LA-GCSF, RYZNEUTA® (efbemalenograstim alfa-vuxw), with a market launch anticipated in mid-2024. In addition, there are two new molecular entities: one currently on the market and one in development which may compete with ROLVEDON.

In connection with our merger with Zyla Life Sciences ("Zyla") in May 2020 (the "Zyla Merger"), we acquired SPRIX and two forms of INDOCIN. SPRIX is an NSAID indicated in adult patients for the short-term (up to five days) management of moderate to moderately severe pain that requires analgesia at the opioid level. INDOCIN products are approved for moderate to severe rheumatoid arthritis including acute flares of chronic disease, moderate to severe ankylosing spondylitis, moderate to severe osteoarthritis, acute painful shoulder (bursitis and/or tendinitis) and acute gouty arthritis. These products compete with currently marketed oral opioids, transdermal opioids, local anesthetic patches, stimulants and implantable and external infusion pumps that can be used for infusion of opioids and local anesthetics, non-narcotic analgesics, local and topical analgesics and anti-arthritics. There are no patents covering the INDOCIN products. In August 2023, a generic pharmaceutical company received approval from the FDA for, and began to market, 50 mg indomethacin suppositories, the generic version of INDOCIN Suppositories. In January 2024, a pharmaceutical company received FDA approval for a generic version of INDOCIN oral suspension. As a result, the INDOCIN products now face generic competition. In addition, we are aware of other drug companies that have had interactions with regulatory agencies including the FDA relating to indomethacin, which could indicate the development of one or more additional INDOCIN product generics or other formulations of indomethacin. Accordingly, we could face competition from other generic versions of INDOCIN Suppositories at any time now that the 180-day Competitive Generic Therapy ("CGT") exclusivity expired in January 2024, and we could face competition from other generic versions of INDOCIN oral suspension at any time after the CGT exclusivity expires in July 2024. We face and will continue to face competition from other companies in the pharmaceutical, medical devices and drug delivery industries with respect to SPRIX and INDOCIN products.

On October 27, 2022, we completed the Sympazan Acquisition from Aquestive. Sympazan competes with other generic and branded products in the treatment of LGS, including clobazam tablets and oral solution options. Competition in the LGS marketplace includes branded and generic anti-seizure medications, surgery, neuromodulations, and diet.

On December 15, 2021, we acquired Otrexup. Otrexup competes with other branded methotrexate products, including other injection and auto-injector products. Competition in the methotrexate market also includes tablets and parenteral dosage forms. In addition, other commonly used pharmaceutical treatments for rheumatoid arthritis include analgesics, NSAIDs, corticosteroids and biologic response modifiers.

An alternate formulation of diclofenac is the active ingredient in CAMBIA that is approved in the U.S. for the acute treatment of migraines in adults. CAMBIA competes with a number of triptans that are used to treat migraines and certain other headaches. Currently, eight triptans are available generically and sold in the U.S. (almotriptan, eletriptan, frovatriptan, naratriptan, rizatriptan, sumatriptan, sumatriptan-naproxen and zolmitriptan). There are other products prescribed for or under development for the treatment or prevention of migraines that are now or may become competitive with CAMBIA, including CGRP inhibitor products. Certain parties who have entered into settlement agreements with us began to market generic versions of CAMBIA in January 2023.

Diclofenac, the API in Zipsor, is an NSAID that is approved in the U.S. for the treatment of mild to moderate pain in adults, including the symptoms of arthritis. Both branded and generic versions of diclofenac are marketed in the U.S. Zipsor competes against other drugs that are widely used to treat mild to moderate pain in the acute setting. In addition, a number of other companies are developing NSAIDs in a variety of dosage forms for the treatment of mild to moderate pain and related indications. Other drugs are in clinical development to treat acute pain.

If we are unable to negotiate acceptable pricing or obtain adequate reimbursement for our products from third-party payors, our business will suffer.

Sales of our products depend significantly on the availability of acceptable pricing and adequate reimbursement from third-party payors such as:

- government health administration authorities;
- private health insurers;
- health maintenance organizations;
- managed care organizations;
- pharmacy benefit management companies; and
- other healthcare-related organizations.

If reimbursement is not available for our products or any future product candidates, demand for our products may be limited. Further, any delay in receiving approval for reimbursement from third-party payors could have an adverse effect on our future revenues.

Third-party payors frequently require pharmaceutical companies to negotiate agreements that provide discounts or rebates from list prices and that protect the payors from price increases above a specified annual limit. We have agreed to provide such discounts and rebates to certain third-party payors. We expect increasing pressure to offer larger discounts and rebates or discounts and rebates to a greater number of third-party payors to maintain acceptable reimbursement levels for and access to our products for patients at co-pay levels that are reasonable and customary. Consolidation among large third-party payors may increase their leverage in negotiations with pharmaceutical companies. If we are forced to provide additional discounts and rebates to third-party payors to maintain acceptable access to our products for patients, our results of operations and financial condition could be adversely affected. If third-party payors or wholesalers do not accurately and timely report the eligibility and utilization of our products under discounted programs, our reserves for rebates or other amounts payable to third-party payors may be lower than the amount we are invoiced and we may be required to dispute the amount payable, which would adversely affect our business, financial condition and results of operations. For example, we have had, and continue to have, disputes with managed care providers over rebates related to our products. Even when rebate claims made by such managed care providers are without merit, we may be forced to pay such disputed amounts to the extent our failure to do so could otherwise adversely impact our business, such as our ability to maintain a favorable position on such provider's formulary. In addition, if competitors reduce the prices of their products, or otherwise demonstrate that they are better or more cost effective than our products, this may result in a greater level of reimbursement for their products relative to our products, which would reduce sales of our products and harm our results of operations. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that such third-party payor will pay for the product once coverage is approved. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the approved products for a particular indication, including one or more of our products. Any third-party payor decision not to approve pricing for, or provide adequate coverage and reimbursement of, our products, including by reducing, limiting or denying reimbursement for new products or excluding products that were previously eligible for reimbursement, would limit the market acceptance and commercial prospects of our products and harm our business, financial condition and results of operations. For example, sales of SPRIX have been negatively impacted by a formulary action by a large pharmacy benefit manager in 2020. In addition, any third-party payor decision to impose restrictions, limitations or conditions on prescribing or reimbursement of our products, including on the dosing or duration of prescriptions for our products, would harm our business, financial condition and results of operations.

Business interruptions can limit our ability to operate our business and adversely impact the success of our commercialization partners.

Our operations and infrastructure, and those of our partners, third-party suppliers, manufacturers and vendors are vulnerable to damage or interruption from cyber-attacks and security breaches, human error, natural disasters, fire, flood, the effects of climate change, actual or threatened public health crises, power loss, telecommunications failures, equipment failures, intentional acts of theft, vandalism, terrorism, epidemics, pandemics and other disease outbreaks, other public health crises, adverse economic conditions, including inflationary pressures, economic slowdown or recession, relatively high interest rates, changes in monetary policy, potential U.S. federal government shutdowns, geopolitical conflicts, financial institution instability and similar events. We have not established a formal disaster recovery plan, and our back-up operations and our business interruption insurance may not be adequate to compensate us for losses that occur. A significant business interruption could result in losses or damages incurred by us and require us to cease or curtail our operations.

Data breaches and cyber-attacks can compromise our intellectual property or other sensitive information and cause significant damage to our business.

In the ordinary course of our business, we collect, maintain and transmit sensitive data on our computer networks and information technology systems, including our intellectual property and proprietary or confidential business information. The secure maintenance of such information is critical to our business. Furthermore, we have outsourced elements of our operations to third-party vendors, who each have access to our confidential information, which increases our disclosure risk. We believe that companies have been increasingly subject to a wide variety of security incidents, cyber-attacks and other attempts to gain unauthorized access, including ransomware attacks. These threats can come from a variety of sources, ranging in sophistication from an individual hacker to a state-sponsored attack and motives (including corporate espionage). Cyber threats may be generic, or they may be custom-crafted to target our information systems or those of our third-party vendors. Cyber-attacks are becoming increasingly more prevalent and much harder to detect and defend against. Sophisticated cyber attackers are skilled at adapting to existing security technology and developing new methods of gaining access to organizations' sensitive business data, which could result in the loss of proprietary information, including trade secrets. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently and may not be recognized until or after they are launched.

Our network and storage applications and those of our third-party vendors may be subject to unauthorized access by hackers or breached due to operator error, malfeasance or other system disruptions. We and certain of the third parties for which we depend on to operate our business may, and certain of such third parties have, experienced cybersecurity incidents, including third-party unauthorized access to and misappropriation of personal information, and may experience similar incidents in the future. Our and our third-party vendors' information technology and other internal infrastructure systems face the risk of breakdown or other damage or interruption from service interruptions, system malfunctions, natural disasters, terrorism, war, and telecommunication and electrical failures, as well as security breaches from inadvertent or intentional actions by our employees, contractors, consultants, business partners, and/or other third parties, or from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information), each of which could compromise our system infrastructure or lead to the loss, destruction, alteration, disclosure, or dissemination of, or damage or unauthorized access to, our data or data that is processed or maintained on our behalf, or other assets.

There can be no assurance that our cybersecurity risk management protocols will be sufficient to prevent or mitigate cyber-attacks. In addition, it is often difficult to anticipate or immediately detect such incidents and the damage that may be caused by such incidents. These data breaches and any unauthorized access or disclosure of our information or intellectual property could compromise our intellectual property and expose sensitive business information, including our financial information or the information of our business partners. Cyber-attacks could cause us to incur significant remediation costs, result in product development delays, disrupt key business operations, harm our reputation and divert attention of management and key information technology resources. We expect to incur significant costs in an effort to detect and prevent security incidents and otherwise implement our internal security and business continuity measures, and actual, potential, or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants. We may face increased costs and find it necessary or appropriate to expend substantial resources in the event of an actual or perceived security breach. Our network security and data recovery measures and those of our third-party vendors may not be adequate to protect against such security breaches and disruptions. These incidents could also subject us to litigation and regulatory investigations, expose us to significant expense and cause significant harm to our business. Our insurance coverage may not be sufficient to prevent or recover from cyber-attacks, including coverage of applicable resulting losses arising from any such incident. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and could have high deductibles in any event, and defending a suit, regardless of its merit, could be costly and divert management attention. Furthermore, if the information technology systems of our third-party vendors and other contractors and consultants become subject to disruptions or security breaches, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring.

Despite our corporate structure, creditors of our operating subsidiaries could be successful in piercing the corporate veil and reaching the assets of one another, which could have an adverse effect on us and our operating results, results from continued operations, and financial condition.

Our operating subsidiaries are separate legal entities within our holding company corporate structure. There can be no assurance that our efforts to preclude corporate veil-piercing, alter ego, control person, or other similar claims by creditors of any one particular entity within our corporate structure from reaching the assets of the other entities within our corporate structure to satisfy claims will be successful. If a court were to allow a creditor to pierce the corporate veil and reach the assets of such other entities within our corporate structure, despite such entities not being directly liable for the underlying claims, it could have a material adverse effect on us and our operating results, results from continued operations, and financial condition.

Governmental investigations and inquiries, regulatory actions and lawsuits brought against us by government agencies and private parties with respect to Assertio Therapeutics' historical commercialization of opioids can adversely affect our business, financial condition and results of operations.

As a result of the greater public awareness of the public health issue of opioid abuse, there has been increased scrutiny of, and investigation into, the commercial practices of opioid manufacturers generally by federal, state and local regulatory and governmental agencies, as well as increased legal action brought by state and local governmental entities and private parties. For example, Assertio Therapeutics is currently named as a defendant, along with numerous other manufacturers and distributors of opioid drugs, in multiple lawsuits alleging common-law and statutory causes of action for alleged misleading or otherwise improper marketing and promotion of opioid drugs. Such litigation and related matters are described in "Item 8. Financial Statements and Supplementary Data - Note 15. Commitments and Contingencies."

In March 2017, Assertio Therapeutics received a letter from Sen. Claire McCaskill (D-MO), the then-Ranking Member on the U.S. Senate Committee on Homeland Security and Governmental Affairs, requesting certain information regarding Assertio Therapeutics' historical commercialization of opioid products. Assertio Therapeutics voluntarily furnished information responsive to Sen. McCaskill's request. Assertio Therapeutics has also received subpoenas or civil investigative demands focused on historical promotion and sales of Lazanda, NUCYNTA, and NUCYNTA ER from various state attorneys general seeking documents and information regarding our historical sales and marketing of opioid products. In addition, the State of California Department of Insurance ("CDI") has issued a subpoena to Assertio Therapeutics seeking information relating to its historical sales and marketing of Lazanda. The CDI subpoena also sought information on Gralise, a non-opioid product which Assertio Therapeutics divested to Alvogen in 2020. Assertio Therapeutics has also received subpoenas from the DOJ and the New York Department of Financial Services seeking documents and information regarding its historical sales and marketing of opioid products. We have also received a subpoena from the New York Attorney General in May 2023, pursuant to which the New York Attorney General is seeking information concerning the historical sales and marketing of former opioid products (Lazanda, NUCYNTA, NUCYNTA ER, and OXAYDO) by Assertio Therapeutics and Zyla. The Company also from time to time receives and complies with subpoenas from governmental authorities related to investigations primarily focused on third parties, including healthcare practitioners. The Company is cooperating with the foregoing governmental investigations and inquiries. These matters are described in "Item 8. Financial Statements and Supplementary Data - Note 15. Commitments and Contingencies."

These and other governmental investigations or inquiries, as well as lawsuits, in which we are and may become involved may result in additional claims and lawsuits being brought against us by governmental agencies or private parties. It is not possible at this time to predict either the outcome or the potential financial impact of the opioid-related lawsuits mentioned above or any governmental investigations or inquiries of us or any lawsuits or regulatory responses that may result from such investigations or inquiries or otherwise. It is also not possible at this time to predict the additional expenses related to such ongoing opioid-related litigation and investigations, which may be significant. The initiation of any additional investigation, inquiry or lawsuit relating to us, the costs and expenses associated therewith, or any assertion, claim or finding of wrongdoing by us, could:

- adversely affect our business, financial condition and results of operations;
- result in reputational harm and reduced market acceptance and demand for our products;
- harm our ability and our commercial partners' ability to market our products;
- cause us to incur significant liabilities, costs and expenses; and
- cause our senior management to be distracted from execution of our business strategy.

Furthermore, these pending investigations, inquiries and lawsuits could negatively affect our ability to raise capital and impair our ability to engage in strategic transactions.

We face risks relating to product liability losses and other litigation liability for which we may be unable to maintain or obtain adequate protection.

We are or may be involved in various legal proceedings, lawsuits and certain government inquiries and investigations, including with respect to, but not limited to, patent infringement, product liability, personal injury, antitrust matters, securities class action lawsuits, breach of contract, Medicare and Medicaid reimbursement claims, opioid-related matters, promotional practices and compliance with laws relating to the manufacture and sale of controlled substances. For example, we, along with other opioid manufacturers and, often, distributors, have been named in lawsuits related to the manufacturing, distribution, marketing and promotion of opioids. In addition, we have also received various subpoenas and requests for information related to the distribution, marketing and sale of our former opioid products. Moreover, we have settled coverage litigation with our primary product liability insurer and first excess carrier regarding whether opioid litigation claims noticed by us are covered by our policies with such insurers. Further, Spectrum is named in several securities class action and shareholder derivative lawsuits filed by former Spectrum stockholders. Such litigation and related matters are described in "Item 8. Financial Statements and Supplementary Data – Note 15. Commitments and Contingencies." If any of these legal proceedings, inquiries or investigations were to result in an adverse outcome, the impact could have an adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

We have obtained product liability insurance for sales of our products and any future clinical trials currently underway, but:

• we may be unable to maintain product liability insurance on acceptable terms;
• we may be unable to obtain product liability insurance for future trials;
• we may be unable to obtain product liability insurance for future products; or
• our insurance may not provide adequate protection against potential liabilities (including pending and future claims relating to opioid litigation), or may provide no protection at all.

Our inability to obtain or maintain adequate insurance coverage at an acceptable cost could prevent or inhibit the commercialization of our products. Defending a lawsuit could be costly and significantly divert management's attention from conducting our business. If third parties were to bring a successful product liability or other claims, or series of claims, against us for uninsured liabilities, or in excess of our insured liability limits, our business, results of operations and financial condition could be adversely affected.

Risks Related to Our Industry

We are subject to risks from changes in laws and regulations applicable to, and increased scrutiny and investigations of, the pharmaceutical industry, including the opioid market, which can adversely affect our business, financial condition and results of operations.

The manufacture, marketing, sale, promotion, and distribution of our products are subject to comprehensive government regulation. Changes in laws and regulations applicable to, and increased scrutiny and investigations of, the pharmaceutical industry, including the opioid market, could adversely affect our business and our ability to commercialize our products, thereby adversely affecting our financial condition and results of operations. For example, various federal and state governmental entities, including the DOJ and a number of state attorneys general, have launched investigations into the marketing and sales practices of pharmaceutical companies that market or have marketed opioid and non-opioid pain medications, including us. For instance, we have received subpoenas or civil investigative demands from the DOJ, several state attorneys general, the New York Department of Financial Services and other state regulators seeking documentation and information in connection with Assertio Therapeutics' historical sales and marketing of opioid products.

Any negative regulatory request or action taken by a regulatory agency, including the FDA, with respect to our products could adversely affect our ability to commercialize such products or otherwise adversely affect our business, results of operations, and financial condition and may result in increased administrative costs in responding to government inquiries.

The regulatory actions described above, as well as the related litigation and investigations, not only create financial and operational pressure on us, but could also put pressure on other companies in our industry and with which we have contractual arrangements. Such pressures could negatively impact our contractual counterparties and may give rise to contract cancellations, breaches or rejections in bankruptcy. Furthermore, in the event that a contract counterparty seeks to reject a contract, we may have an unsecured claim for damages, which may not be paid in full (if at all), and we may be forced to return payments made within 90 days of the date of filing for bankruptcy protection. If any of these events should occur, it may have a material adverse effect on our business, financial condition and results of operations.

Pharmaceutical and biological product marketing is subject to substantial regulation in the U.S. and any failure by us or our commercial and collaborative partners to comply with applicable statutes or regulations can adversely affect our business.

Our current marketing activities associated with our products, as well as marketing activities related to any other products that we may acquire, or for which we or our collaborative partners obtain regulatory approval, are and will be subject to numerous federal and state laws governing the marketing and promotion of pharmaceutical and biological products. The FDA regulates post-approval promotional labeling and advertising to ensure that they conform to statutory and regulatory requirements. In addition to FDA restrictions, the marketing of prescription drugs is subject to laws and regulations prohibiting fraud and abuse under government healthcare programs. For example, the federal healthcare program anti-kickback statute prohibits giving things of value to induce the prescribing or purchase of products that are reimbursed by federal healthcare programs, such as Medicare and Medicaid. In addition, federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government. Under these laws, in recent years, the federal government has brought claims against drug manufacturers alleging that certain marketing activities caused false claims for prescription drugs to be submitted to federal programs. Many states have similar statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, and, in some states, such statutes or regulations apply regardless of the payor.

Governmental authorities may also seek to hold us responsible for any failure of our commercialization or collaborative partners to comply with applicable statutes or regulations. If we, or our commercial or collaborative partners, fail to comply with applicable FDA regulations or other laws or regulations relating to the marketing of our products, we could be subject to criminal prosecution, civil penalties, seizure of products, injunctions and exclusion of our products from reimbursement under government programs, as well as other regulatory or investigatory actions against our future product candidates, our commercial or collaborative partners or us.

We may incur significant liability if it is determined that we are promoting or have in the past promoted the "off-label" use of drugs.

Companies may not promote drugs for "off-label" use—that is, uses that are not described in the product's labeling and that differ from those approved by the FDA. Physicians may prescribe drug products for off-label uses, and such off-label uses are common across some medical specialties. Although the FDA and other regulatory agencies do not regulate a physician's choice of treatments, the FDCA and FDA regulations restrict communications on the subject of off-label uses of drug products by pharmaceutical companies. The Office of Inspector General of the U.S. Department of Health and Human Services ("OIG"), the FDA, and the DOJ all actively enforce laws and regulations prohibiting promotion of off-label use and the promotion of products for which marketing clearance has not been obtained. If any of the investigations of the DOJ, the attorneys general identified above, and the CDI, as well as the actions filed by states and municipalities against us, result in a finding that we engaged in wrongdoing, including sales and marketing practices for our former, current and/or future products that violate applicable laws and regulations, we would be subject to significant liabilities. Such liabilities would harm our business, financial condition and results of operations as well as divert management's attention from our business operations and damage our reputation. For additional information regarding potential liability, see also " – *Governmental investigations and inquiries, regulatory actions and lawsuits brought against us by government agencies and private parties with respect to Assertio Therapeutics' historical commercialization of opioids can adversely affect our business, financial condition and results of operations.*"

Healthcare reform can increase our expenses and adversely affect the commercial success of our products.

There have been, and there will continue to be, legislative, regulatory and third-party payor proposals to change the healthcare system in ways that could impact our ability to commercialize our products profitably. We anticipate that the federal and state legislatures and the private sector will continue to consider and may adopt and implement healthcare policies, such as the IRA and ACA, intended to curb rising healthcare costs. These cost-containment measures may include, among other measures: requirements for pharmaceutical companies to negotiate prescription drug prices with government healthcare programs; controls on government-funded reimbursement for drugs; new or increased requirements to pay prescription drug rebates to government healthcare programs, including if drug prices increase at a higher rate than inflation; controls on healthcare providers; challenges to or limits on the pricing of drugs, including pricing controls or limits or prohibitions on reimbursement for specific products through other means; requirements to try less expensive products or generics before a more expensive branded product; and public funding for cost effectiveness research, which may be used by government and private third-party payors to make coverage and payment decisions.

For example, the ACA includes numerous provisions that affect pharmaceutical companies. For example, the ACA seeks to expand healthcare coverage to the uninsured through private health insurance reforms and an expansion of Medicaid. The ACA also imposes substantial costs on pharmaceutical manufacturers, such as an increase in liability for rebates paid to Medicaid, new drug discounts that must be offered to certain enrollees in the Medicare prescription drug benefit and an annual fee imposed on all manufacturers of brand prescription drugs in the U.S. The ACA also requires increased disclosure obligations and an expansion of an existing program requiring pharmaceutical discounts to certain types of hospitals and federally subsidized clinics and contains cost-containment measures that could reduce reimbursement levels for pharmaceutical products. The ACA also includes provisions known as the Physician Payments Sunshine Act, which require manufacturers of drugs, biologics, devices and medical supplies covered under Medicare and Medicaid to record any transfers of value to physicians and teaching hospitals and to report this data to the CMS for subsequent public disclosure. Similar reporting requirements have also been enacted on the state level domestically, and an increasing number of countries worldwide either have adopted or are considering similar laws requiring transparency of interactions with healthcare professionals. Failure to report appropriate data may result in civil or criminal fines and/or penalties.

In addition, the IRA contains provisions intended to lower beneficiary drug spending. The IRA enables Medicare to negotiate prescription drug prices with manufacturers of certain high-cost drugs for the first time. A separate provision requires drug manufacturers to pay rebates to Medicare if their drug prices increase at a higher rate than the rate of inflation (the so-called inflation rebate provision). Additionally, beginning in 2024, the IRA eliminates the 5% coinsurance for catastrophic coverage under Medicare Part D; in 2025, the IRA will cap the beneficiary annual out-of-pocket expenditure. These efforts to reduce aggregate beneficiary spending are expected to shift some costs to drug manufacturers.

Any new laws or regulations that have the effect of imposing additional costs or regulatory burden on pharmaceutical manufacturers, or otherwise negatively affect the industry, could adversely affect our ability to successfully commercialize our products and any future product candidates. The implementation of any price controls, caps on prescription drugs or price transparency requirements, whether at the federal level or state level, could adversely affect our business, operating results and financial condition.

We are not always able to protect our intellectual property and are subject to risks from liability for infringing the intellectual property of others.

Our success depends in part on our ability to obtain and maintain patent protection for our products and technologies, and to preserve our trade secrets. Our policy is to seek to protect our proprietary rights by, among other methods, filing patent applications in the U.S. and foreign jurisdictions to cover certain aspects of our technology. We hold patents in the U.S. and in foreign countries. In addition, we may pursue patent applications relating to our technologies in the U.S. and abroad. Any such patent applications may lack priority over other applications or may not result in the issuance of patents. Even if issued, our patents may not be sufficiently broad to provide protection against competitors with similar technologies and may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or may not provide us with competitive advantages against competing products. We also rely on trade secrets and proprietary know-how, which are difficult to protect. We seek to protect such information, in part, by entering into confidentiality agreements with employees, consultants, collaborative partners and others before such persons or entities have access to our proprietary trade secrets and know-how. These confidentiality agreements may not be effective in certain cases, due to, among other things, the lack of an adequate remedy for breach of an agreement or a finding that an agreement is unenforceable. In addition, our trade secrets may otherwise become known or be independently developed by competitors.

Our ability to develop our technologies and to make commercial sales of products using our technologies also depends on not infringing other patents or intellectual property rights. We are not aware of any such intellectual property claims directly against us. The pharmaceutical industry has experienced extensive litigation regarding patents and other intellectual property rights. Patents issued to third parties could in the future be asserted against us, although we believe that we do not infringe any valid claim of any patents. If claims concerning any of our products were to arise and it was determined that these products infringe a third party's proprietary rights, we or our commercial partners could be subject to substantial damages for past infringement or could be forced to stop or delay activities with respect to any infringing product, unless we or our commercial partner, as applicable, can obtain a license, or our product may need to be redesigned so that it does not infringe upon such third party's patent rights, which may not be possible or could require substantial funds or time. Such a license may not be available on acceptable terms, or at all. Even if we, our collaborators or our licensors were able to obtain a license, the rights may be nonexclusive, which could give our competitors access to the same intellectual property. In addition, any public announcements related to litigation or interference proceedings initiated or threatened against us, even if such claims are without merit, could cause our stock price to decline.

Settlements to ANDA litigation can be challenged and have the potential to lead to significant damage awards.

In circumstances where we settle patent litigation claims asserted against generic drug companies, the terms of these settlements have the potential to generate new litigation, such as our litigation over a term of our Glumetza (metformin) ANDA settlement. Entry into other patent litigation settlement agreements subjects us to additional potential claims challenging these settlements under antitrust laws or other novel theories.

Risks Related to Our Financial Position

Our existing capital resources are not necessarily sufficient to fund our future operations or product acquisitions and strategic transactions that we may pursue.

We fund our operations primarily through revenues from product sales and do not have any committed sources of capital. To the extent that our existing capital resources and revenues from ongoing operations are insufficient to fund our future operations, product acquisitions and strategic transactions that we may pursue, or our litigation-related costs, we will have to raise additional funds through the sale of our equity securities, through additional debt financing, from development and licensing arrangements or from the sale of assets. We may be unable to raise such additional capital on a timely basis and on favorable terms, or at all. If we raise additional capital by selling our equity or convertible debt securities, the issuance of such securities could result in dilution of our shareholders' equity positions.

Our failure to generate sufficient cash flow from our business to make payments on our debt would adversely affect our business, financial condition and results of operations. Our indebtedness could limit our ability to incur additional debt to fund our operations.

We have significant indebtedness under the 2027 Convertible Notes. Holders of the 2027 Convertible Notes will have the right to require us to repurchase their 2027 Convertible Notes for cash upon the occurrence of a "fundamental change," as defined in the indenture for the 2027 Convertible Notes, and we may elect to settle all or a portion of the conversion obligation of the 2027 Convertible Notes in cash. Our ability to make scheduled payments of the principal of, to pay interest on, to offer to repurchase the 2027 Convertible Notes upon a fundamental change as defined in the indenture for the 2027 Convertible Notes, or to refinance the 2027 Convertible Notes and any additional debt obligations we may incur depends on our future performance, which is subject to economic, financial, competitive and other factors that may be beyond our control. If we are unable to generate the necessary cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Any failure to generate sufficient cash flow to satisfy our obligations under the 2027 Convertible Notes or any future indebtedness could lead to a default under the 2027 Convertible Notes or such indebtedness.

The indenture for the 2027 Convertible Notes contains covenants limiting our ability in the future to secure our or our subsidiaries' assets or have our subsidiaries issue guarantees without equally and ratably securing or guaranteeing the 2027 Convertible Notes. These covenants may make it more difficult for us to incur indebtedness to fund our operations on attractive terms or at all.

We may seek to refinance all or a portion of our outstanding indebtedness in the future. Any such refinancing would depend on the capital markets and business and financial conditions at the time, which could affect our ability to obtain attractive terms if or when desired or at all.

In addition, our significant indebtedness, combined with our other financial obligations and contractual commitments, could have other important consequences to our business. For example, it could:

- make it more difficult for us to meet our payment and other obligations under our indebtedness;
- result in other events of default under our indebtedness, which events of default could result in all of our debt becoming immediately due and payable;
- make us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;
- limit our ability to borrow additional amounts for working capital and other general corporate purposes, including funding possible acquisitions of, or investments in, new and complementary businesses, products and technologies, which is a key element of our corporate strategy;
- subject us to the risk of increased sensitivity to interest rate increases on any future indebtedness with variable interest rates;

- require the dedication of a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the amount of our cash flow available for other purposes, including working capital, business development activities, any future clinical trials and/or research and development, capital expenditures and other general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and our industry; and
- put us at a disadvantage compared to our competitors who have less debt.

Any of these factors can adversely affect our business, financial condition and results of operations. In addition, if we incur additional indebtedness, the risks related to our business and our ability to service or repay our indebtedness would increase.

We have incurred operating losses in the past and may incur operating losses in the future.

We have incurred net losses in many years. We may incur operating losses in future years. Any such losses may have an adverse impact on our total assets, shareholders' equity and working capital.

We have significant amounts of long-lived assets which depend upon future positive cash flows to support the value recorded in our balance sheet. We are subject to increased risk of future impairment charges should actual financial results differ materially from our projections.

Our consolidated balance sheet contains significant amounts of long-lived assets, including intangible assets representing the product rights which we have acquired. We review the carrying value of our long-lived assets when indicators of impairment are present, as was the case in the third quarter and fourth quarter of 2023. Conditions that could indicate impairment of long-lived assets include, but are not limited to, our market capitalization declining below the book value of our equity, a significant adverse change in market conditions, significant competing product launches by our competitors, significant adverse change in the manner in which the long-lived asset is being used, and adverse legal or regulatory outcomes.

During the third quarter of 2023, we determined that our book value of our equity exceeded our market capitalization, which management determined represented an indicator of impairment with respect to our long-lived assets. Applying the relevant accounting literature, management first assessed the recoverability of our long-lived assets. In performing this assessment, management concluded it was appropriate to group its assets at the entity level, most notably attributed to the significant shared operating cost structure which characterizes Assertio. We determined the carrying value of this asset group was not recoverable. Management then assessed and concluded that the fair value of the asset group was less than its carrying value and so recognized an impairment loss of approximately $238.8 million, which was allocated to the intangible assets of the group and is classified within Loss on impairment of intangible assets in the Consolidated Statement of Comprehensive (Loss) Income.

In the fourth quarter of 2023, our market capitalization further declined below the book value of our equity, which management determined represented an indicator of impairment. A similar assessment of recoverability and impairment was performed, except that management changed its determination of long-lived asset groups from the entity level to the product level. The asset group reassessment, which will be applied prospectively, was concluded to be necessary by management because of strategic changes to our operating cost structure in the form of reduced levels of shared costs, attributed primarily by the fourth quarter of 2023 and revised, expected go-forward performance of INDOCIN. Management concluded that the fair values of the INDOCIN and Otrexup asset groups were less than their carrying values and recognized an impairment loss for these asset groups of approximately $36.0 million and $4.8 million, respectively.

In performing our impairment tests, which assess the recoverability of our assets, we utilize our future projections of cash flows. Projections of future cash flows are inherently subjective and reflect assumptions that may or may not ultimately be realized. Significant assumptions utilized in our projections include, but are not limited to, our evaluation of the market opportunity for our products, the current and future competitive landscape and resulting impacts to product pricing, future regulatory actions, planned strategic initiatives and the realization of benefits associated with our existing patents. Given the inherent subjectivity and uncertainty in projections, we could experience significant unfavorable variances in future periods or revise our projections downward. This would result in an increased risk that our long-lived assets may be impaired. Any future impairments could have a material adverse effect on our financial condition and results of operations.

Our customer concentration can materially adversely affect our financial condition and results of operations.

We sell a significant amount of our products to a limited number of independent wholesale drug distributors. If we were to lose the business of one or more of these distributors, if any of these distributors failed to fulfill their obligations, if any of these distributors experienced difficulty in paying us on a timely basis, or if any of these distributors negotiated lower pricing or extended payment terms, it could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

Changes in fair value of contingent consideration obligation incurred in the Zyla Merger can adversely affect our results of operations.

Contingent consideration obligations arise from the INDOCIN product and relate to the potential future contingent milestone payments and royalties payable under the respective agreements. The contingent consideration is initially recognized at its fair value on the acquisition date and is remeasured to fair value at each reporting date until the contingency is resolved with changes in fair value recognized in earnings. The fair value of the contingent consideration is determined using an option pricing model under the income approach based on estimated INDOCIN product revenues through January 2029 and discounted to present value. The fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement as defined in fair value measurement accounting. The significant assumptions used in the calculation of the fair value included projections of future INDOCIN product revenues, revenue volatility, discount rate, and credit spread. Significant judgment is employed in determining these assumptions as of the acquisition date and for each subsequent period. Updates to assumptions could have a significant impact on our results of operations in any given period.

If we are unable to satisfy regulatory requirements relating to internal controls, our stock price could suffer.

Section 404 of the Sarbanes-Oxley Act of 2002 requires companies to conduct a comprehensive evaluation of the effectiveness of their internal control over financial reporting. At the end of each fiscal year, we must perform an evaluation of our internal control over financial reporting, include in our annual report the results of the evaluation and have our external auditors also publicly attest to the effectiveness of our internal control over financial reporting.

Our ability to produce accurate financial statements and comply with applicable laws, rules and regulations is largely dependent on our maintenance of internal control and reporting systems, as well as on our ability to attract and retain qualified management and accounting personnel to further develop our internal accounting function and control policies. If we fail to effectively establish and maintain such reporting and accounting systems or fail to attract and retain personnel who are capable of designing and operating such systems, these failures will increase the likelihood that we may be required to restate our financial results to correct errors or that we will become subject to legal and regulatory infractions, which may entail civil litigation and investigations by regulatory agencies including the SEC. In addition, if material weaknesses are found in our internal controls in the future, if we fail to complete future evaluations on time or if our external auditors cannot attest to the effectiveness of our internal control over financial reporting, we could fail to meet our regulatory reporting requirements and be subject to regulatory scrutiny and a loss of public confidence in our internal controls, which could have an adverse effect on our stock price or expose us to litigation or regulatory proceedings, which may be costly or divert management attention.

Our financial results are impacted by management's assumptions and use of estimates.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are used when accounting for amounts recorded in connection with acquisitions, including initial fair value determinations of assets and liabilities as well as subsequent fair value measurements. Additionally, estimates are used in determining items such as product returns, rebates, evaluation of impairment of intangible assets, fair value of contingent consideration obligation and taxes on income. Although management believes these estimates are based upon reasonable assumptions within the bounds of its knowledge of our business and operations, actual results could differ materially from these estimates. Refer to the Critical Accounting Policies and Significant Estimates section within "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Risks Related to Future Product Development

The development of drug and biological product candidates is inherently difficult and uncertain, and we cannot be certain that any of our future product candidates or those of our collaborative partners will be approved for marketing or, if approved, will achieve market acceptance.

Clinical development is a long, expensive and uncertain process and is subject to delays and failures. As a condition to regulatory approval, each future product candidate must undergo extensive and expensive preclinical studies and clinical trials to demonstrate to a statistically significant degree that any such product candidate is safe and effective. The results at any stage of the development process may lack the desired safety, efficacy or pharmacokinetic characteristics. Positive or encouraging results of prior clinical trials are not necessarily indicative of the results obtained in later clinical trials. Further, product candidates in later clinical trials may fail to show the desired safety and efficacy despite having progressed in development. In addition, data obtained from pivotal clinical trials are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval.

Product candidates are subject to the risk that any or all of them may be found to be ineffective or unsafe, or otherwise may fail to receive necessary regulatory clearances. The FDA or other applicable regulatory agencies may determine that our data is not sufficiently compelling to warrant marketing approval and require us to engage in additional clinical trials or provide further analysis, which may be costly and time-consuming. A number of companies in the pharmaceutical and biological product industry have suffered significant setbacks in clinical trials, even in advanced clinical trials after showing positive results in preclinical studies or earlier clinical trials. If our future product candidates fail at any stage of development, they will not receive regulatory approval, we will not be able to commercialize them and we will not receive any return on our investment in any such product candidates.

Other factors could delay or result in the termination of our or our collaborative partner's future clinical trials and related development programs, including:

- negative or inconclusive results;
- patient enrollment requirements and rates;
- patient noncompliance with the protocol;
- adverse medical events or side effects among patients during the clinical trials;
- any findings resulting from FDA inspections of clinical operations;
- failure to meet FDA preferred or recommended clinical trial design, end points or statistical power;
- failure to comply with good clinical practices;
- failure of third-party clinical trial vendors to comply with applicable regulatory laws and regulations;
- compliance with applicable laws and regulations;
- inability of third-party clinical trial vendors to satisfactorily perform their contractual obligations, comply with applicable laws and regulations or meet deadlines;
- delays or failures in obtaining clinical materials or manufacturing sufficient quantities of the product candidate for use in clinical trials;
- delays or failures in recruiting qualified patients to participate in clinical trials;
- unexpected external medical threats such as epidemics, pandemics, or other disease outbreaks; and
- actual or perceived lack of efficacy or safety of the product candidate.

We are unable to predict whether any future product candidates will receive regulatory clearances or be successfully manufactured or marketed. Further, due to the extended testing and regulatory review process required before marketing clearance can be obtained, the time frame for commercializing a product is long and uncertain. Even if product candidates receive regulatory clearance, these products may not achieve or maintain market acceptance. If it is discovered that our or our collaborators' products or technologies have potential adverse effects or other characteristics that indicate they may be ineffective as therapeutics, our product development efforts and our business could be significantly harmed.

Even assuming our or our collaborative partners' products obtain regulatory approval, successful commercialization requires:

- market acceptance;
- a cost-effective commercial-scale production; and

- reimbursement under private or governmental health plans.

Any material delay or failure in the governmental approval process, the successful production of commercial product or the successful commercialization of any future approved product candidates, or those of our collaborative partners, could adversely impact our business, financial condition and results of operations.

We and our collaborative partners customarily depend on third-party contract research organizations, clinical investigators and clinical sites to conduct clinical trials with regard to product candidates, and if they do not perform their regulatory, legal and contractual obligations, or successfully enroll patients in and manage our clinical trials, we and our collaborative partners may not be able to obtain regulatory approvals for future product candidates.

We and our collaborative partners customarily rely on third-party contract research organizations and other third parties to assist us in designing, managing, monitoring and otherwise conducting clinical trials. We and our collaborative partners do not directly control these third parties and, as a result, we and our collaborative partners may be unable to control the amount and timing of resources that they devote to our or our collaborative partners' clinical trials.

Although we and our collaborative partners rely on third parties to conduct clinical trials, we and our collaborative partners are responsible for confirming that each clinical trial is conducted in accordance with its general investigational plan and protocol, as well as the FDA's and other applicable regulatory agencies' requirements, including good clinical practices, for conducting, recording and reporting the results of clinical trials to ensure that the data and results are credible and accurate and that the trial participants are adequately protected. If we, contract research organizations or other third parties assisting us or our collaborative partners with clinical trials fail to comply with applicable good clinical practices, the clinical data generated in such clinical trials may be deemed unreliable and the FDA, or other applicable regulatory agencies, may require us or our collaborative partners to perform additional clinical trials before approving any marketing applications with regard to future product candidates. We cannot be certain that, upon inspection, the FDA or other applicable regulatory agencies will determine that any of our clinical trials or those of our collaborative partners comply with good clinical practices. In addition, clinical trials must be conducted with product produced under the FDA's cGMP regulations and similar regulations outside of the U.S. Our or our collaborative partners' failure, or the failure of our product manufacturers, to comply with these regulations may require the repeat or redesign of clinical trials, which would delay the regulatory approval process.

We and our collaborative partners also customarily rely on clinical investigators and clinical sites to enroll patients and other third parties to manage clinical trials and to perform related data collection and analysis. If clinical investigators and clinical sites fail to enroll a sufficient number of patients in such clinical trials or fail to enroll them on the planned schedule, these trials may not be completed or completed as planned, which could delay or prevent us or our collaborative partners from obtaining regulatory approvals for future product candidates.

Agreements with clinical investigators and clinical sites for clinical testing and for trial management services place substantial responsibilities on these parties, which could result in delays in, or termination of, clinical trials if these parties fail to perform as expected. If these clinical investigators, clinical sites or other third parties do not carry out their contractual duties or obligations or fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to clinical protocols or for other reasons, clinical trials may be extended, delayed or terminated, and we and our collaborative partners may be unable to obtain regulatory approval for, or successfully commercialize, product candidates. In addition, clinical trials sometimes need to be amended once the trial is in process in order to ensure enrollment and/or successful prosecution of a trial, and such amendments could introduce significant delays and/or additional costs to our or our collaborative partners' clinical programs.

Failure to obtain regulatory approval for our products, our raw materials or future product candidates, will limit our ability to commercialize our products, and our business will suffer.

The regulatory process is expensive and time consuming. Even after investing significant time and expenditures on clinical trials, we may not obtain regulatory approval of any future product candidates. Data obtained from clinical trials are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval, and the FDA may not agree with our methods of clinical data analysis or our conclusions regarding safety and/or efficacy. Significant clinical trial delays could impair our ability to commercialize any future products and could allow our competitors to bring products to market before we do. In addition, changes in regulatory policy for product approval during the period of product development and regulatory agency review of each submitted new application may cause delays or rejections. Even if we receive regulatory approval, this approval may entail limitations on the indicated uses for which we can market a product.

We are subject to risks associated with NDAs submitted under Section 505(b)(2) of the FDCA.

The products we and our collaborative partners develop or acquire generally are or will be submitted for approval under Section 505(b)(2) of the FDCA, which was enacted as part of the Drug Price Competition and Patent Term Restoration Act of 1984, otherwise known as the Hatch-Waxman Act. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. For instance, the NDA for Cambia relies on the FDA's prior approval of Cataflam, the diclofenac initially approved by the FDA.

For NDAs submitted under Section 505(b)(2) of the FDCA, the patent certification and related provisions of the Hatch-Waxman Act apply. In accordance with the Hatch-Waxman Act, such NDAs may be required to include certifications, known as "Paragraph IV certifications," that certify any patents listed in the Orange Book publication in respect to any product referenced in the 505(b)(2) application are invalid, unenforceable and/or will not be infringed by the manufacture, use or sale of the product that is the subject of the 505(b)(2) application. Under the Hatch-Waxman Act, the holder of the NDA which the 505(b)(2) application references may file a patent infringement lawsuit after receiving notice of the Paragraph IV certification. Filing of a patent infringement lawsuit triggers a one-time automatic 30-month stay of the FDA's ability to approve the 505(b)(2) application. Accordingly, we may invest a significant amount of time and expense in the development of one or more products only to be subject to significant delay and patent litigation before such products may be commercialized, if at all. A Section 505(b)(2) application may also not be approved until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired.

The FDA may also require us to perform one or more additional clinical studies or measurements to support the change from the approved product. The FDA may then approve the new formulation for all or only some of the indications sought by us. If the FDA disagrees with the use of the Section 505(b)(2) regulatory pathway for future product candidates, we would need to reconsider our plans and might not be able to obtain approval for any such product candidates in a timely or cost-efficient manner, or at all. The FDA may also reject our future Section 505(b)(2) submissions and may require us to file such submissions under Section 501(b)(1) of the FDCA, which could be considerably more expensive and time-consuming.

Risks Related to Share Ownership and Other Stockholder Matters

Our common stock may be delisted from the Nasdaq Capital Market if we are unable to regain and maintain compliance with Nasdaq's continued listing standards.

Our common stock is listed on the Nasdaq Capital Market. There are a number of continued listing requirements that we must satisfy in order to maintain our listing on The Nasdaq Capital Market, including the requirement to maintain a minimum bid price of at least $1.00 (the "Bid Price Rule"). If a deficiency with respect to this requirement continues for a period of 30 consecutive business days, Nasdaq may require us to satisfy a minimum bid price per share of our common stock of at least $1.00 for a period in excess of ten consecutive business days, but generally no more than 20 consecutive business days, before determining that we have demonstrated an ability to maintain long-term compliance with the Bid Price Rule. As previously disclosed, on February 21, 2024, we received notification from Nasdaq indicating that our common stock is subject to potential delisting from The Nasdaq Capital Market because we are not in compliance with the Bid Price Rule. It did not result in the immediate delisting of our common stock. We have until August 19, 2024 to regain compliance and, if we do not, we may be eligible for an additional 180-day calendar period in which to regain compliance. If we do not regain compliance with the Bid Price Rule by the applicable deadline, Nasdaq will provide written notification to us that our common stock will be subject to delisting. At that time, we may appeal Nasdaq's delisting determination to a Nasdaq Listing Qualifications Panel (the "Panel"). We expect that our common stock would remain listed pending the Panel's decision. However, there can be no assurance that, if we do appeal the delisting determination by Nasdaq to the Panel, that such appeal would be successful. We intend to actively monitor the closing bid price of our common stock and may, if appropriate, consider available options to regain compliance with the Bid Price Rule, which could include, if necessary, seeking to effect a reverse stock split. However, there can be no assurance that we will be able to regain compliance with the Bid Price Rule. We have also been unable to comply with the Bid Price Rule in the past and for periods in 2021 our continued listing on The Nasdaq Capital Market required the grant of a grace period from Nasdaq and the implementation of a one-for-four reverse stock split. If we fail to comply with the Bid Price Rule in the future, there can be no assurance that we will be granted such grace periods or that we will be able to receive the necessary shareholder approval to implement an additional reverse stock split. In particular, we may encounter difficulties obtaining such shareholder approval due to our heavily retail investor shareholder base, which may also affect our ability to obtain shareholder approval of other significant corporate actions.

Any delisting of our common stock would likely adversely affect the market liquidity and market price of our common stock and our ability to obtain financing for the continuation of our operations and/or result in the loss of confidence by investors. If we were delisted from The Nasdaq Capital Market, it would constitute a "fundamental change" under the 2027

Convertible Notes, which would require us to offer to repurchase the 2027 Convertible Notes and would allow the holders of the 2027 Convertible Notes to convert their 2027 Convertible Notes into our common stock at an increased conversion rate, which would make conversion of the 2027 Convertible Notes more dilutive.

The market price of our common stock historically has been volatile. Our results of operations have and may continue to fluctuate and affect our stock price.

The trading price of our common stock has been, and is likely to continue to be, volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. Factors affecting our operating results and that could adversely affect our stock price include:

- our ability to grow sales of ROLVEDON and the commercial success and market acceptance of ROLVEDON and our other products, including the coverage of our products by payors and pharmacy benefit managers;
- our ability to successfully develop and execute our sales, marketing and promotion strategies using our sales force and non-personal promotion model capabilities, including developing and maintaining relationships with customers, physicians, payors and other constituencies, and our ability to capitalize on opportunities that exist in the marketplace;
- the entry and sales of generics of our products and/or other products competitive with any of our products (including indomethacin suppositories compounded by hospitals and other institutions, including a 503B compounder which we believe is violating certain provisions of the FDCA);
- the timing and impact of additional generic approvals and uncertainty around the recent approvals and launches of generic INDOCIN products (which are not patent protected and now face generic competition as a result of the August 2023 approval and launch of generic indomethacin suppositories and January 2024 approval of a generic indomethacin oral suspension product);
- our ability to successfully execute our business strategy, business development, strategic partnerships, and investment opportunities to build and grow for the future, including through product acquisitions, commercialization agreements, licensing or technology agreements, equity investments, and business combinations;
- our ability to attract and retain executive leadership and key employees, including in connection with our ongoing search for a permanent CEO;
- the outcome of, and our intentions with respect to, any litigation or government investigations, including pending and potential future shareholder litigation relating to the Spectrum Merger and/or the recent approval and launch of generic indomethacin suppositories, antitrust litigation, opioid-related government investigations, opioid-related litigation and related claims for negligence and breach of fiduciary duty against our former insurance broker, as well as Spectrum's legacy shareholder and other litigation, and other disputes and litigation, and the costs and expenses associated therewith;
- the timing, cost and results of our clinical studies and other research and development efforts, including the extent to which data from the ROLVEDON same-day dosing trial, if and when completed, may support our ongoing commercialization efforts;
- filings and other regulatory or governmental actions, investigations or proceedings related to our products and any future product candidates and those of our commercialization and collaborative partners;
- developments concerning proprietary rights, including patents, infringement allegations, inter parties review proceedings and litigation matters;
- legal and regulatory developments in the U.S.;
- actions taken by industry stakeholders affecting the market for our products;
- our ability to generate sufficient cash flow from our business to fund operations and make payments on our indebtedness;
- our and our commercialization and collaborative partners' compliance or noncompliance with legal and regulatory requirements and with obligations under our collaborative agreements;
- adverse events related to our products, including recalls;
- interruptions of manufacturing or supply, or other manufacture or supply difficulties;
- variations in revenues obtained from commercialization and collaborative agreements, including contingent milestone payments, royalties, license fees and other contract revenues, including nonrecurring revenues, and the accounting treatment with respect thereto;
- adverse events or circumstances related to our peer companies or our industry or the markets for our products;
- adoption of new technologies by us or our competitors;
- our compliance with the terms and conditions of the agreements governing our indebtedness;

- sales of large blocks of our common stock; and
- variations in our operating results, earnings per share, cash flows from operating activities, deferred revenue, and other financial metrics and non-financial metrics, and how those results are measured, presented and compare to our financial and operating projections and analyst expectations.

As a result of these and other such factors, our stock price may continue to be volatile and investors may be unable to sell their shares at a price equal to, or above, the price paid. Any significant drops in our stock price, including those we experienced in 2023, could give rise to shareholder lawsuits, which are costly and time-consuming to defend against and which may adversely affect our ability to raise capital while the suits are pending, even if the suits are ultimately resolved in our favor.

In addition, if the market for pharmaceutical stocks or the stock market in general experiences uneven investor confidence, the market price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. For example, if one or more securities or industry analysts downgrades our stock or publishes an inaccurate research report about our company, the market price for our common stock would likely decline. The market price of our common stock might also decline in reaction to events that affect other companies within, or outside, our industry even if these events do not directly affect us.

Fluctuations in the market price of our common stock may also impact the trading price of the 2027 Convertible Notes, and investors may be unable to sell their notes at a price equal to or above the price paid thereof.

As of December 31, 2023, we are no longer a smaller reporting company, but in accordance with the SEC's transition rules, we continue to take advantage of reduced disclosure and governance requirements applicable to such companies, which could result in our common stock being less attractive to investors.

Prior to December 31, 2023, we were a "smaller reporting company." As of December 31, 2023, we are no longer a smaller reporting company, but in accordance with the SEC's transition rules, we continue to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not smaller reporting companies including, but not limited to, not being required to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If investors find our common stock less attractive as a result of our reduced reporting requirements, there may be a less active trading market for our common stock and our stock price may be more volatile. We may also be unable to raise additional capital as and when we need it.

Our business could be impacted as a result of actions by activist shareholders, including as a result of a potential proxy contest for the election of directors at our annual meeting.

The Company was subjected to a proxy contest in the run-up to its 2016 Annual Meeting of Shareholders, which resulted in the negotiation of changes to the Board of Directors and substantial costs being incurred. A future proxy contest would require us to incur significant legal fees and proxy solicitation expenses and require significant time and attention by management and the Board of Directors. The potential of a proxy contest could interfere with our ability to execute our strategic plan, give rise to perceived uncertainties as to our future direction, adversely affect our relationships with customers, suppliers, investors, prospective and current team members and others, result in the loss of potential business opportunities, or make it more difficult to attract and retain qualified personnel, any of which could materially and adversely affect our business and operating results.

We may also be subject, from time to time, to other legal and business challenges in the operation of our company due to actions instituted by activist shareholders. Responding to such actions could be costly and time-consuming.

We are subject to risks related to unsolicited takeover attempts in the future.

We have in the past and may in the future be subject to unsolicited attempts to gain control of our company. Responding to any such attempt would distract management attention away from our business and would require us to incur significant costs. Moreover, any unsolicited takeover attempt may disrupt our business by causing uncertainty among current and potential employees, producers, suppliers, customers and other constituencies important to our success, which could negatively impact our financial results and business initiatives. Other disruptions to our business include potential volatility in our stock price and potential adverse impacts on the timing of, and our ability to consummate, acquisitions of products and companies.

Conversions of the 2027 Convertible Notes or future sales of our common stock or equity-linked securities in the public market could lower the market price of our common stock and adversely impact the trading price of the 2027 Convertible Notes.

In 2022, we issued the 2027 Convertible Notes, and in the future, we may sell additional shares of our common stock or equity-linked securities to raise capital. A substantial number of shares of our common stock is reserved for issuance upon the exercise of restricted stock units and stock options, and upon conversion of the 2027 Convertible Notes. We cannot predict the effect, if any, that conversions of the 2027 Convertible Notes or of any future issuances of common stock or equity-linked securities, may have on the market price of our common stock. The issuance and sale or conversion of substantial amounts of common stock or equity-linked securities, or the perception that such issuances and sales may occur, could adversely affect the trading price of the 2027 Convertible Notes and the market price of our common stock and impair our ability to raise capital through the sale of additional equity or equity-linked securities.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

In the ordinary course of our business, we collect, use, store, and transmit digitally large amounts of confidential, sensitive, proprietary, personal, and health-related information. The secure maintenance of this information and our information technology systems is important to our operations and business strategy. To this end, we have implemented processes designed to assess, identify, and manage risks from potential unauthorized occurrences on or through our information technology systems that may result in adverse effects on the confidentiality, integrity, and availability of these systems and the data residing therein. These processes are managed and monitored by a third-party information technology team, which reports to our Senior Vice President of Human Resources and Administration, and includes mechanisms, controls, technologies, systems, and other processes designed to prevent or mitigate data loss, theft, misuse, or other security incidents or vulnerabilities affecting the data while also maintaining a stable information technology environment. For example, we conduct penetration and vulnerability testing, data recovery testing, security audits, and ongoing risk assessments, including due diligence on and audits of our key technology vendors, contract research organizations, and other contractors and suppliers. We have an incident response plan designed to mitigate and remediate identified cybersecurity incidents and escalate certain incidents as appropriate to management and the Audit Committee. We also conduct periodic employee trainings on cyber and information security, among other topics. As needed, we consult with outside advisors and experts to assist with assessing, identifying, and managing cybersecurity risks in order to anticipate future threats and trends, and their impact on the Company's risk environment.

Our Senior Vice President of Human Resources and Administration, who reports directly to our interim Chief Executive Officer, is responsible for overseeing the assessment and management of cybersecurity risks. We consider cybersecurity, along with other significant risks that we face, within our overall enterprise risk management framework. In the last fiscal year, we have no identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, but we face certain ongoing cybersecurity risks threats that, if realized, are reasonably likely to materially affect us. Additional information on cybersecurity risks we face is discussed in Part I, Item 1A, "Risk Factors," under the heading *"Data breaches and cyber-attacks can compromise our intellectual property or other sensitive information and cause significant damage to our business."*

The Board of Directors, as a whole and at the committee level, has oversight for the most significant risks facing us and for our processes to identify, prioritize, assess, manage, and mitigate those risks. The Audit Committee, which is comprised solely of independent directors, has been designated by our Board of Directors to oversee cybersecurity risks. The Audit Committee receives, at a minimum, quarterly updates on cybersecurity and information technology matters and related risk exposures from our Senior Vice President of Human Resources and Administration as well as other members of the senior leadership team, including, if necessary, the Chief Financial Officer. The Board also receives updates from management and the Audit Committee on cybersecurity risks on at least an annual basis.

ITEM 2. PROPERTIES

Our corporate headquarters is located in Lake Forest, Illinois, where we lease approximately 20,000 square feet of office space (the "Lake Forest Lease"). On May 1, 2023, the Company amended the Lake Forest Lease to reduce the size of leased premises and extend the term of the lease through December 31, 2030. Our facility is used for office purposes only and no commercial manufacturing takes place at our facility.

In connection with the Spectrum Merger, we assumed leases for two facilities which Spectrum had previously been the lessee. These leased facilities were not used nor are expected to be used for any business purpose by the Company, nor do we expect to sublease the facilities due to the short remaining lease terms.

For additional information regarding the Lake Forest Lease, see "Item 8. Financial Statements and Supplementary Data - Note 14. Leases."

ITEM 3. LEGAL PROCEEDINGS

For a description of our material pending legal proceedings, see "Item 8. Financial Statements and Supplementary Data - Note 15. Commitments and Contingencies."

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information and Holders of Common Stock

Our common stock trades on the Nasdaq Capital Market under the symbol "ASRT." As of December 31, 2023, there were 264 shareholders of record for our common stock, one of which is Cede & Co., a nominee for Depository Trust Company, or DTC. All of the shares of common stock held by brokerage firms, banks, and other financial institutions as nominees for beneficial owners are deposited into participant accounts at DTC and are therefore considered to be held of record by Cede & Co. as one shareholder. Accordingly, the number of holders of record does not include beneficial owners whose shares are held by nominees in street name.

Dividends

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not currently intend to pay cash dividends on our common stock for the foreseeable future. In addition, our ability to pay cash dividends on our common stock may be prohibited or limited by the terms of any future debt financing arrangement. Any return to shareholders will therefore be limited to the increase, if any, of our stock price.

Recent Sales of Unregistered Securities

None.

Stock Performance Graph

Prior to December 31, 2023, we were a smaller reporting company, as defined by Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As of December 31, 2023, we are no longer a smaller reporting company, but in accordance with the SEC's transition rules, we are not required to provide the stock performance graph this year.

Issuer Purchases of Equity Securities

We did not repurchase any shares of the Company's common stock during the period covered by this Annual Report on Form 10-K, except for shares surrendered to us, as reflected in the following table, to satisfy tax withholding obligations in connection with the vesting of equity awards.

	(a) Total Number of Shares (or Units) Purchased [(1)]	(b) Average Price Paid per Share	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
October 1, 2023 - October 31, 2023	54,566	$2.45	N/A	N/A
November 1, 2023 - November 30, 2023	—	—	N/A	N/A
December 1, 2023 - December 31, 2023	—	—	N/A	N/A
Total	54,566	$2.45		

(1) Consists of shares withheld to pay employees' tax liability in connection with the vesting of restricted stock units granted under our stock-based compensation plans. These shares may be deemed to be "issuer purchases" of shares.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our historical consolidated financial statements and the related notes thereto included in this Annual Report on Form 10-K. In addition to historical information, some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report on Form 10-K, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the "Risk Factors" section of this Annual Report on Form 10-K, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a commercial pharmaceutical company offering differentiated products to patients. We have built our commercial portfolio through acquisition or licensing of approved products. Our comprehensive commercial capabilities include marketing through both a sales force and a non-personal promotion model, market access through payor contracting, and trade and distribution. Our primary marketed products are:

ROLVEDON™ (eflapegrastim-xnst) injection for subcutaneous use	A long-acting granulocyte colony-stimulating factor (G-CSF) with a novel formulation that is indicated to decrease the incidence of infection, as manifested by febrile neutropenia, in adult patients with nonmyeloid malignancies receiving myelosuppressive anti-cancer drugs associated with clinically significant incidence of febrile neutropenia.
INDOCIN® (indomethacin) Suppositories INDOCIN® (indomethacin) Oral Suspension	A suppository and oral solution of indomethacin used both in hospitals and out-patient settings. Both products are nonsteroidal anti-inflammatory drug (NSAID), indicated for: • Moderate to severe rheumatoid arthritis including acute flares of chronic disease • Moderate to severe ankylosing spondylitis • Moderate to severe osteoarthritis • Acute painful shoulder (bursitis and/or tendinitis) • Acute gouty arthritis
Sympazan® (clobazam) oral film	A benzodiazepine indicated for the adjunctive treatment of seizures associated with Lennox-Gastaut Syndrome (LGS) in patients aged two years of age or older. Sympazan is the only product to offer clobazam in a convenient film with PharmFilm® technology. Sympazan is taken without water or liquid, adheres to the tongue, and dissolves to deliver clobazam.
Otrexup® (methotrexate) injection for subcutaneous use	A once weekly single-dose auto-injector containing a prescription medicine, methotrexate. Otrexup is a folate analog metabolic inhibitor indicated for the: • Management of patients with severe, active rheumatoid arthritis (RA) and polyarticular juvenile idiopathic arthritis (pJIA), who are intolerant of or had an inadequate response to first-line therapy. • Symptomatic control of severe, recalcitrant, disabling psoriasis in adults who are not adequately responsive to other forms of therapy.
SPRIX® (ketorolac tromethamine) Nasal Spray	A prescription NSAID indicated in adult patients for the short-term (up to five days) management of moderate to moderately severe pain that requires analgesia at an opioid level. SPRIX is a non-narcotic nasal spray that provides patients with moderate to moderately severe short-term pain a form of ketorolac that is absorbed rapidly but does not require an injection administered by a healthcare provider.
CAMBIA® (diclofenac potassium for oral solution)	A prescription NSAID indicated for the acute treatment of migraine attacks with or without aura in adults 18 years of age or older. CAMBIA can help patients with migraine pain, nausea, photophobia (sensitivity to light), and phonophobia (sensitivity to sound). CAMBIA is not a pill; it is a powder, and combining CAMBIA with water activates the medicine in a unique way.
Zipsor® (diclofenac potassium) Liquid filled capsules	A prescription NSAID used for relief of mild-to-moderate pain in adults (18 years of age and older). Zipsor uses proprietary ProSorb® delivery technology to deliver a finely dispersed, rapid and consistently absorbed formulation of diclofenac.

On July 31, 2023 (the "Effective Date"), pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of April 24, 2023, we completed the acquisition of Spectrum Pharmaceutical, Inc. ("Spectrum"), a commercial stage biopharmaceutical company focused on novel and targeted oncology products (the "Spectrum Merger"), through a merger of a wholly-owned subsidiary of the Company with and into Spectrum, with Spectrum surviving the merger as a wholly-owned subsidiary of the Company. We accounted for the Spectrum Merger using the acquisition method of accounting under Accounting Standards Codification ("ASC") 805 ("ASC 805") and are considered the accounting acquirer. The results of operations of Spectrum are included in our consolidated financial statements as of the Effective Date.

Pursuant to the Merger Agreement, each issued and outstanding share of Spectrum common stock as of the Effective Date was converted into the right to receive (i) 0.1783 shares of our common stock and (ii) one contingent value right ("CVR") representing a contractual right to receive future conditional payments worth up to an aggregate maximum amount of $0.20, to be settled in cash, additional shares of Assertio common stock or a combination of cash and additional shares of Assertio common stock at our sole discretion, upon the achievement of certain sales milestones related to Spectrum's product ROLVEDON. Subject to adjustments, each CVR represents the right to receive up to $0.10 payable upon ROLVEDON net sales (less certain deductions) achieving $175 million during the calendar year ending December 31, 2024, and up to $0.10 payable upon ROLVEDON net sales (less certain deductions) achieving $225 million during the calendar year ending December 31, 2025. In addition, upon consummation of the Spectrum Merger, Spectrum's outstanding employee stock awards and other warrants that were outstanding immediately as of the Effective Date automatically vested (if unvested) and/or cancelled, as applicable, which generally resulted in the issuance of shares of Assertio common stock and/or CVRs to the holders of such stock awards or other warrants, in each case as dictated by the terms of the Merger Agreement. These shares and CVRs issued are considered part of the consideration transferred, and no compensation expense was recognized because the settlement was a condition of the Merger Agreement and other existing individual agreements, no future performance is required by the holders, and the fair value of the shares and CVRs is equivalent to the fair value of the existing employee stock awards and other warrants.

As part of the Spectrum Merger, we also acquired the rights to Spectrum's de-prioritized development asset poziotinib, a novel irreversible tyrosine kinase inhibitor under investigation for non-small cell lung cancer tumors with various mutations. On November 25, 2022, Spectrum announced that it had received a Complete Response Letter ("CRL") from the FDA regarding the poziotinib NDA. The CRL stated that the FDA determined that it could not approve the NDA in its present form and provided recommendations needed for resubmission, including generating additional data from a randomized controlled study prior to approval. We are continuing to evaluate these recommendations but have de-prioritized further poziotinib development activities. If a decision is made to cease development of poziotinib, we would be responsible for certain related termination expenses.

On August 22, 2022, we issued $70.0 million aggregate principal amount of Convertible Senior Notes which mature on September 1, 2027 and bear interest at the rate of 6.5% per annum, payable semi-annually in arrears on March 1 and September 1 of each year beginning March 1, 2023 (the "2027 Convertible Notes"). We used the net proceeds from the issuance of the 2027 Convertible Notes to repurchase the remaining $59.0 million aggregate principal amount of our then outstanding 13.0% Senior Secured Notes due 2024 (the "2024 Secured Notes") and $3.0 million in associated interest payment pursuant to privately negotiated exchange agreements entered into concurrently with the pricing of the 2027 Convertible Notes.

On February 27, 2023, we completed a privately negotiated exchange of $30.0 million principal amount of the 2027 Convertible Notes (the "Convertible Note Exchange"). Pursuant to the Convertible Note Exchange, 6,990,000 shares of the Company's common stock, plus an additional $10.5 million in cash, were issued to settle a portion of the 2027 Convertible Notes (the "Exchanged Notes"). Refer to Note 11, Debt, of the accompanying Consolidated Financial Statements for additional information on the 2027 Convertible Notes.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and U.S. Securities and Exchange Commission ("SEC") regulations for annual reporting. Our management's discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements. The preparation of our consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates under different assumptions or conditions. We believe the following critical accounting policies reflect the more significant judgements and estimates used in the preparation of our consolidated financial statements.

A more detailed discussion of our significant accounting policies may be found in "Note 1. Organization and Significant Accounting Policies" of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K, and the impact and risks associated with our accounting policies are discussed throughout this Annual Report on Form 10-K and in the Notes to the Consolidated Financial Statements.

Revenue Recognition

Product sales revenue is recognized when title has transferred to the customer and the customer has assumed the risks and rewards of ownership, which typically occurs upon delivery to the customer. Our performance obligation is to deliver product to the customer, and the performance obligation is completed upon delivery. The transaction price consists of a fixed invoice price and variable product sales allowances, which include rebates, discounts and returns. Product sales revenues are recorded net of applicable sales tax and reserves for these product sales allowances (gross-to-net sales allowances).

Product sales allowances consist primarily of provisions for product returns, managed care rebates, commercial rebates, and government rebates (managed care rebates, commercial rebates and government rebates are collectively referred to as "rebates"), wholesaler and pharmacy discounts, prompt pay discounts, patient discount programs, and chargebacks. We consider product sales allowances to be variable consideration and estimate and recognize product sales allowances as a reduction of product sales in the same period the related revenue is recognized. Product sales allowances are based on actual or estimated amounts owed on the related sales. These estimates take into consideration the terms of our agreements with customers, historical product returns, rebates or discounts taken, estimated levels of inventory in the distribution channel, the shelf life of the product, and specific known market events, such as competitive pricing and new product introductions. We use the most likely method in estimating product sales allowances. If actual future results vary from our estimates, we may need to adjust the estimates, which could have an effect on product sales and earnings in the period of adjustment.

We believe our estimates related to gross-to-net sales adjustments for product return allowances and rebates are judgmental and are subject to change based on our experience and certain quantitative and qualitative factors. We believe that our estimates related to gross-to-net sales adjustments for wholesaler and pharmacy fees and discounts, prompt payment discounts, patient discount programs and chargebacks do not have a high degree of estimation complexity or uncertainty, as the related amounts are settled within a relatively short period of time. The timing of ultimate settlement of returns and chargebacks-related allowances can be prolonged by our process to validate such adjustments before settlement is finalized.

Product Returns - We allow customers to return product for credit with respect to that product within six months before and up to 12 months after the product expiration date. We estimate product returns and associated credit based on historical return trends by product or by return trends of similar products, taking into consideration the shelf life of the product at the time of shipment, shipment and prescription trends, estimated distribution channel inventory levels and consideration of the introduction of competitive products. We do not assume financial responsibility for returns of any of our currently marketed products if those returns relate to sales of that product prior to the period of our ownership of the respective product. For products we have divested, we are only financially responsible for product returns of products sold by us, which are identified by specific lot numbers.

Shelf lives for our products, from the respective manufacture dates, range from 24 months to 48 months. Because of the shelf life of our products and our return policy of issuing credits with respect to product that is returned within six months before and up to 12 months after its product expiration date, there may be a significant period of time between when the product is shipped and when we issue credit on a returned product. Accordingly, we may have to adjust these estimates, which could have an effect on product sales and earnings in the period of adjustments.

Managed Care Rebates - We offer discounts under contracts with certain managed care providers. We generally pay managed care rebates one to three months after prescriptions subject to the rebate are filled.

Commercial Rebates - We offer certain group purchasing organization ("GPO") rebates for end-user purchases made under contractual rebate percentage tier programs. Commercial rebates are based on (i) our estimates of end-user purchases through a GPO, (ii) the corresponding contractual rebate percentage tier we expect each GPO to achieve, and (iii) our estimates of the impact of any prospective rebate program changes made by us. We generally pay commercial rebates two to twelve months after qualifying purchases are made.

Government Rebates - We offer discounted pricing or rebates on purchases of pharmaceutical products under various federal and state healthcare programs, including Centers for Medicare & Medicaid Services' Medicaid Drug Rebate Program and Medicare Part B Program and Medicare Part D Coverage Gap Discount Programs. We generally pay government rebates three to twelve months after prescriptions subject to the rebate are filled. These rebates are subject to our active participation in the respective programs.

The following table reflects activity relating to the Company's provision for product sales allowances as of December 31, 2023 and 2022 (in thousands):

	Product Returns		Rebates [1]		Other Sales Allowances [2]		Total[4]	
Balance as of December 31, 2021	$	33,163	$	6,080	$	14,357	$	53,600
Provisions made in current period to Product Sales, net		7,247		23,299		71,535		102,081
Provisions made in current period to Other revenue [3]		1,290		—		—		1,290
Payments and credits made in current period		(10,413)		(21,694)		(74,552)		(106,659)
Balance as of December 31, 2022	$	31,287	$	7,685	$	11,340	$	50,312
Provisions made in current period to Product Sales, net		7,842		24,901		51,412		84,155
Provisions made in current period to Other revenue [3]		—		—		185		185
Payments and credits made in current period		(9,340)		(18,083)		(48,183)		(75,606)
Balance as of December 31, 2023	$	29,789	$	14,503	$	14,754	$	59,046

(1) Rebates consist of managed care rebates, commercial rebates and government rebates.
(2) Other Sales Allowances consist of wholesaler and pharmacy discounts, prompt pay discounts, patient discount programs, and chargebacks.
(3) Consists of sales adjustments for previously divested products recognized in Other revenue in the Consolidated Statements of Comprehensive (Loss) Income.
(4) Balance includes allowances for cash discounts for prompt payment of $0.9 million as of both December 31, 2023 and 2022, which are recognized in Account receivable, net in the Company's Consolidated Balance Sheets. The remaining balance of $58.1 million and $49.4 million as of December 31, 2023 and 2022, respectively, is recognized in Accrued rebates, returns and discounts in the Company's Consolidated Balance Sheets.

Acquisitions

We account for acquired businesses using the acquisition method of accounting under ASC 805, which requires that assets acquired and liabilities assumed be recorded at date of acquisition at their respective fair values. The fair value of the consideration paid, including contingent consideration, is assigned to the underlying net assets of the acquired business based on their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

Significant judgments are used in determining the estimated fair values assigned to the assets acquired and liabilities assumed and in determining estimates of useful lives of long-lived assets. Fair value determinations and useful life estimates are based on, among other factors, estimates of expected future net cash flows, estimates of appropriate discount rates used to calculate the present value of expected future net cash flows, the assessment of each asset's life cycle, the impact of competitive trends on each asset's life cycle and other factors. These judgments can materially impact the estimates used to allocate acquisition date fair values to assets acquired and liabilities assumed, and the resulting timing and amounts charged to or recognized in current and future operating results. For these and other reasons, actual results may vary significantly from estimated results.

On July 31, 2023, we completed the Spectrum Merger, which was accounted for under ASC 805. See "Note 2. Acquisitions" in the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this annual report.

Impairment of Long-lived Assets

We evaluate long-lived assets, including property and equipment and acquired intangible assets consisting of product rights, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The impairment loss is calculated as the excess of the carrying amount over the fair value. Estimating future cash flows and fair value related to an intangible asset involves significant estimates and assumptions. If our assumptions are not correct, there could be an impairment loss or, in the case of a change in the estimated useful life of the asset, a change in amortization expense.

During the third quarter of 2023, our market capitalization declined to below the book value of our equity, which management determined represented an indicator of impairment with respect to our long-lived assets. Applying the relevant accounting literature, we first assessed the recoverability of our long-lived assets. In performing this assessment, management concluded it was appropriate to group its assets at the entity level, most notably attributed to the significant shared operating cost structure which characterizes Assertio. We determined the carrying value of this asset group was not recoverable. Management then assessed and concluded that the fair value of the asset group was less than its carrying value and so recognized an impairment loss of approximately $238.8 million, which was allocated to the intangible assets of the group and is classified within Loss on impairment of intangible assets in the Consolidated Statement of Comprehensive (Loss) Income. The fair value of the asset group was determined using both an income and a market approach and used Level 3 inputs. These inputs included estimates of forecasted cash flows and the selection of comparable revenue and earnings multiples utilizing guideline companies.

In the fourth quarter of 2023, our market capitalization further declined below the book value of our equity, which management determined represented an indicator of impairment. A similar assessment of recoverability and impairment was performed, except that management changed its determination of long-lived asset groups from the entity level to the product level. The asset group reassessment, which will be applied prospectively, was concluded to be necessary by management because of strategic changes to our operating cost structure in the form of reduced levels of shared costs, attributed primarily by the fourth quarter of 2023 and revised, expected go-forward performance of INDOCIN. Management concluded that the fair values of the INDOCIN and Otrexup asset groups were less than their carrying values and recognized an impairment loss for these asset groups of approximately $36.0 million and $4.8 million, respectively. These impairment charges are classified within Loss on impairment of intangible assets in the Consolidated Statement of Comprehensive (Loss) Income. The fair values of the asset groups were determined using an income approach and used Level 3 inputs, which included estimates of forecasted cash flows for each product.

Contingent Consideration Obligation

In connection with the Company's merger with Zyla Life Sciences ("Zyla") in May 2020 (the "Zyla Merger"), we assumed a contingent consideration obligation for future royalties on annual INDOCIN product net sales which is measured at fair value. We have an obligation to make contingent consideration payments for future royalties to an affiliate of CR Group L.P. ("CRG") based upon annual INDOCIN product net sales over $20.0 million at a 20% royalty through January 2029.

The fair value of the contingent consideration obligation incurred in the Zyla Merger is remeasured each reporting period, with changes in the fair value resulting from changes in the underlying inputs being recognized in operating expenses until the contingent considerations arrangement is settled.

The fair value of the contingent consideration obligation incurred in the Zyla Merger is determined using an option pricing model under the income approach based on estimated INDOCIN product revenues through January 2029, and discounted to present value. The significant assumptions used in the calculation of the fair value as of December 31, 2023 included revenue volatility of 15%, discount rate of 5.5%, credit spread of 9.2% and updated projections of future INDOCIN product revenues. During the years ended December 31, 2023 and 2022, we recognized a benefit of $21.6 million and an expense $18.7 million, respectively, for the change in fair value of contingent consideration obligation incurred in the Zyla Merger.

Income Taxes

We record the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in our accompanying consolidated balance sheets, as well as operating loss and tax credit carryforwards. We follow the guidelines set forth in the applicable accounting guidance regarding the recoverability of any tax assets recorded on the consolidated balance sheet and provide any necessary allowances as required. In evaluating our ability to realize our deferred tax assets, management considers all available positive and negative evidence, including past operating results and forecasts of future taxable income, and the potential Section 382 limitation on the net operating loss carryforwards due to a change in control. In determining future taxable income, management makes assumptions to forecast U.S. federal, state, and foreign operating income, the reversal of temporary differences, and the implementation of any feasible and prudent tax planning strategies. When we determine that it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized in the future, the deferred tax assets are reduced by a valuation allowance. The valuation allowance is sufficient to reduce the deferred tax assets to the amount that we determine is more-likely-than-not to be realized.

We are subject to examination of our income tax returns by various tax authorities on a periodic basis. We regularly assess the likelihood of adverse outcomes resulting from such examinations to determine the adequacy of our provision for income taxes. We have applied the provisions of the applicable accounting guidance on accounting for uncertainty in income taxes, which requires application of a more-likely-than-not threshold to the recognition and derecognition of uncertain tax positions. If the recognition threshold is met, the applicable accounting guidance permits us to recognize a tax benefit measured at the largest amount of tax benefit that, in our judgment, is more than 50% likely to be realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the period of such change.

We recognize tax liabilities in accordance with ASC Topic 740, Tax Provisions, and we adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. These differences are reflected as increases or decreases to income tax expense in the period in which they are determined. Refer to "Note 21. Income Taxes" in the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this report.

RESULTS OF OPERATIONS

The following table reflects our results of operations for the years ended December 31, 2023 and 2022 (in thousands):

	Year ended December 31,			
	2023		2022	
Revenues:				
Product sales, net	$	149,451	$	155,121
Royalties and milestones		2,433		2,403
Other revenue		185		(1,290)
Total revenues		152,069		156,234
Costs and expenses:				
Cost of sales		27,020		18,748
Research and development expenses		2,843		—
Selling, general and administrative expenses		78,638		46,786
Change in fair value of contingent consideration		(25,538)		18,687
Amortization of intangible assets		27,527		32,608
Loss on impairment of intangible assets		279,639		—
Restructuring charges		5,476		—
Total costs and expenses		395,605		116,829
(Loss) income from operations		(243,536)		39,405
Other (expense) income:				
Debt related expenses		(9,918)		—
Interest expense		(3,380)		(7,961)
Other gain (loss)		2,780		(278)
Total other expense		(10,518)		(8,239)
Net (loss) income before income taxes		(254,054)		31,166
Income tax (expense) benefit		(77,888)		78,459
Net (loss) income and comprehensive (loss) income	$	(331,942)	$	109,625

Revenues

The following table reflects total revenues, net for the years ended December 31, 2023 and 2022 (in thousands):

		Year ended December 31,		
		2023		2022
Product sales, net:				
ROLVEDON	$	18,175	$	—
INDOCIN products		87,217		100,338
Sympazan		9,938		1,768
Otrexup		12,026		11,148
SPRIX		9,150		9,110
CAMBIA		8,070		24,720
Zipsor		3,460		3,364
Other products		1,415		4,673
Total product sales, net		149,451		155,121
Royalties and milestone revenue		2,433		2,403
Other revenue		185		(1,290)
Total revenues	$	152,069	$	156,234

Product sales, net

We acquired ROLVEDON on July 31, 2023. ROLVEDON net product sales were $18.2 million for the year ended December 31, 2023.

INDOCIN net products sales decreased $13.1 million from $100.3 million for the year ended December 31, 2022 to $87.2 million for the year ended December 31, 2023, primarily due to lower volume and pricing as a result of the August 2023 approval and launch of generic indomethacin suppositories and the sales by a 503B compounder of its competitive products. In 2024, we expect INDOCIN net product sales to continue to be impacted unfavorably by increasing competition as a result of existing and future generic entrants and other competitive products.

We acquired Sympazan in October 2022. Sympazan net product sales totaled $9.9 million and $1.8 million for the years ended December 31, 2023 and 2022, respectively.

Otrexup net product sales increased $0.9 million from $11.1 million for the year ended December 31, 2022 to $12.0 million for the year ended December 31, 2023, primarily due to higher volume, partially offset by unfavorable payor mix.

SPRIX net product sales increased slightly from $9.1 million for the year ended December 31, 2022 to $9.2 million for the year ended December 31, 2023, primarily due to favorable payor mix, almost entirely offset by lower volume.

CAMBIA net product sales decreased $16.7 million from $24.7 million for the year ended December 31, 2022 to $8.1 million for the year ended December 31, 2023, primarily due to lower volume caused by generic entrants in 2023.

Zipsor net product sales increased $0.1 million from $3.4 million for the year ended December 31, 2022 to $3.5 million for the year ended December 31, 2023, primarily due to favorable payor mix, partially offset by lower volume.

Other net product sales include sales for OXAYDO and SOLUMATRIX products. We ceased OXAYDO product sales beginning in September 2023, and ceased SOLUMATRIX product sales beginning in July 2022.

For the year ended December 31, 2023, the provision recognized for gross-to-net sales allowances decreased by $17.9 million compared to the year ended December 31, 2022, due shift in product mix with the addition of Rolvedon and decrease in Indocin and Cambia. Refer to the Critical Accounting Policies and Significant Estimates section within "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," and Schedule II to the accompanying Consolidated Financial Statements for additional information about amounts charged as a reduction to revenue for product sales allowances, product return allowances, discounts, chargebacks, and rebates.

Royalties & milestone revenue

In November 2010, we entered into a license agreement granting Miravo the rights to commercially market CAMBIA in Canada. The counterparty to the license agreement independently contracts with manufacturers to produce a specific CAMBIA formulation in Canada. We receive royalties on net sales on a quarterly basis as well as certain one-time contingent milestone payments upon the occurrence of certain events. We recognized revenue related to the CAMBIA license agreement of $2.0 million and $1.9 million during the years ended December 31, 2023 and 2022, respectively.

We recognized Milestone revenue associated with the completion of certain service milestones of $0.4 million and $0.5 million during the years ended December 31, 2023 and 2022, respectively.

Other revenue

Other revenue consists of sales adjustments for previously divested products, which includes adjustments to reserves for product sales allowances (gross-to-net sales allowances) and can result in a reduction to or an increase to total revenue during the period. Sales adjustments for previously divested products resulted in an increase to total revenue of $0.2 million for the year ended December 31, 2023 and a reduction to total revenue of $1.3 million for the year ended December 31, 2022.

Cost of Sales

Cost of sales consists of costs of the active pharmaceutical ingredient, contract manufacturing and packaging costs, royalties payable to third parties, inventory write downs or scrap costs, product quality testing, internal employee costs related to the manufacturing process, distribution costs, and shipping costs related to our product sales. Cost of sales excludes the amortization of intangible assets. Fair value of inventories acquired through business combinations or asset acquisitions include an inventory step-up within the value of inventories. The inventory step-up value is amortized as the related inventory is sold, and included in cost of sales.

Cost of sales increased $8.3 million from $18.7 million for the year ended December 31, 2022 to $27.0 million for the year ended December 31, 2023, primarily due to: (i) $8.3 million of ROLVEDON cost of sales after acquisition in July 2023, including inventory step-up, (ii) $3.1 million increase in cost of sales attributable to Sympazan and Otrexup higher net product sales, (iii) $2.5 million in higher scrap costs, partially offset by $5.1 million decrease in cost of sales related to INDOCIN and CAMBIA due to lower net product sales and the impact of product mix.

Cost of sales are impacted by both product volume and mix, changes in which will have an impact on Cost of sales recognized by us in future periods. In 2024, we expect Cost of sales to be adversely impacted by change in product volume and mix.

Research and Development Expenses

Research and development expenses include salaries, costs for planned clinical trials, consultant fees, supplies, and allocations of corporate costs. It is difficult to predict the scope and magnitude of future research and development expenses for our product candidates in research and development, as it is difficult to determine the nature, timing and extent of planned clinical trials and studies and the U.S. Food and Drug Administration's ("FDA") requirements for a particular drug. As potential products proceed through the development process, each step is typically more extensive, and therefore more expensive, than the previous step. Therefore, success in development generally results in increasing expenditures until actual product approval.

Research and development expenses were $2.8 million for the year ended December 31, 2023, representing primarily costs directly associated with ongoing clinical trial activity for ROLVEDON. We did not have research and development expenses during the year ended December 31, 2022.

Selling, General and Administrative Expenses

Selling, general and administrative expenses primarily consist of personnel, contract personnel, marketing and promotion expenses associated with our commercial products, personnel expenses to support our administrative and operating activities, facility costs, and professional expenses, such as legal and accounting fees.

Selling, general, and administrative expenses increased $31.9 million from $46.8 million for the year ended December 31, 2022 to $78.6 million for the year ended December 31, 2023, primarily due to: (i) $8.9 million of transaction-related expenses, primarily legal and professional fees, associated with the Spectrum Merger, (ii) $9.9 million of higher operating expenses incurred as a result of the Spectrum Merger, (iii) $1.6 million of higher selling and marketing expenses, (iv) $5.2 million of higher personnel costs, (iv) a gain of $2.0 million in the second quarter of 2022 for insurance reimbursement for previous opioid-related spend not repeating in 2023, (v) $2.5 million increase in FDA user fees for Otrexup and Sympazan based on first full year of payment, and (vi) an increase of $1.7 million in stock-based compensation expense.

Change in Fair Value of Contingent Consideration

In connection with the Spectrum Merger, we issued CVRs that represent a contingent consideration obligation which is measured at fair value. Pursuant to the Zyla Merger, we assumed a contingent consideration obligation for future royalties on annual INDOCIN product net sales which is measured at fair value. The fair values of both contingent consideration obligations are remeasured each reporting period, with changes in the fair value of each of the contingent consideration obligations resulting from changes in the respective underlying inputs being recognized in operating expenses until both the contingent consideration obligation arrangements are settled.

During the year ended December 31, 2023, we recognized a benefit of $25.5 million for the change in fair value of contingent consideration, compared to an expense of $18.7 million for the year ended December 31, 2022.

The fair value of the CVR contingent consideration obligation is determined using a Monte Carlo simulation model under the income approach based on the probability of achievement of ROLVEDON net sales milestones using projections of 2024 and 2025 net sales and discounted to present value. The initial fair value of the CVR contingent consideration obligation determined as of the Effective Date of the Spectrum Merger was $3.9 million. As of December 31, 2023, the fair value of the CVR contingent consideration obligation was determined to be zero as the Company does not expect to achieve the ROLVEDON net sales milestones as set forth in the Merger Agreement. Accordingly, during the year ended December 31, 2023, we recognized a benefit of $3.9 million for the change in fair value of the CVR contingent consideration obligation. The significant assumptions used in the calculation of the fair value as of December 31, 2023 included the discount rate of 18.0% and updated projections of future ROLVEDON product net sales, which resulted in no probability of achievement under the Monte Carlo simulation.

The fair value of the contingent consideration obligation incurred in the Zyla Merger is determined using an option pricing model under the income approach based on estimated INDOCIN product revenues through January 2029, and discounted to present value. The significant assumptions used in the calculation of the fair value as of December 31, 2023 included revenue volatility of 15%, discount rate of 5.5%, credit spread of 9.2% and updated projections of future INDOCIN product revenues. During the year ended December 31, 2023, we recognized a benefit of $21.6 million attributable to a decrease in the fair value of the contingent consideration obligation incurred in the Zyla Merger, compared to an expense of $18.7 million recognized for the year ended December 31, 2022.

Amortization of Intangible Assets

The following table reflects amortization of intangible assets for the years ended December 31, 2023 and 2022 (in thousands):

| | Year ended December 31, | |
	2023	2022
Amortization of intangible assets—ROLVEDON	$ 5,270	$ —
Amortization of intangible assets—INDOCIN	11,321	12,841
Amortization of intangible assets—Sympazan	1,213	202
Amortization of intangible assets—Otrexup	4,592	5,511
Amortization of intangible assets—SPRIX	5,131	5,572
Amortization of intangible assets—CAMBIA	—	7,950
Amortization of intangible assets—Zipsor	—	532
Total amortization of intangible assets	$ 27,527	$ 32,608

Amortization expense decreased $5.1 million from $32.6 million for the year ended December 31, 2022 to $27.5 million for the year ended December 31, 2023, primarily due to the full amortization of CAMBIA intangible assets in the fourth quarter of 2022 and a lower carrying value of intangible assets due to impairment charges recognized in the third and fourth quarters of 2023, partially offset by the additional amortization of the ROLVEDON and Sympazan product rights acquired in July 2023 and October 2022, respectively.

Loss on Impairment of Long-Lived Assets

During the third quarter of 2023, our market capitalization declined to below the book value of our equity, which management determined represented an indicator of impairment with respect to our long-lived assets. Applying the relevant accounting literature, we first assessed the recoverability of our long-lived assets. In performing this assessment, management concluded it was appropriate to group its assets at the entity level, most notably attributed to the significant shared operating cost structure which characterizes Assertio. We determined the carrying value of this asset group was not recoverable. Management then assessed and concluded that the fair value of the asset group was less than its carrying value and so recognized an impairment loss of $238.8 million, which was allocated to the intangible assets of the group and is classified within Loss on impairment of intangible assets in the Consolidated Statements of Comprehensive (Loss) Income. The fair value of the asset group was determined using both an income and a market approach and used Level 3 inputs. These inputs included estimates of forecasted cash flows and the selection of comparable revenue and earnings multiples utilizing guideline companies.

In the fourth quarter of 2023, our market capitalization further declined below the book value of our equity, which management determined represented an indicator of impairment. A similar assessment of recoverability and impairment was performed, except that management changed its determination of long-lived asset groups from the entity level to the product level. The asset group reassessment, which will be applied prospectively, was concluded to be necessary by management because of strategic changes to our operating cost structure in the form of reduced levels of shared costs, attributed primarily by the fourth quarter of 2023 and revised, expected go-forward performance of INDOCIN. Management concluded that the fair values of the INDOCIN and Otrexup asset groups were less than their carrying values and recognized an impairment loss for these asset groups of approximately $36.0 million and $4.8 million, respectively. These impairment charges are classified within Loss on impairment of intangible assets in the Consolidated Statements of Comprehensive (Loss) Income. The fair values of the asset groups were determined using an income approach and used Level 3 inputs, which included estimates of forecasted cash flows for each product.

Restructuring Charges

Restructuring charges were $5.5 million for the year ended December 31, 2023, compared to zero for the year ended December 31, 2022. In August 2023, we implemented a reorganization plan of our workforce and other resources primarily designed to realize the synergies of the Spectrum Merger (the "Spectrum Reorganization Plan"). The Spectrum Reorganization Plan was primarily focused on the reduction of staff at our headquarters office and the exit of certain leased facilities. We expect the recognition of any additional costs and all cash payments under the Spectrum Reorganization Plan to be completed by the end of 2024.

The staff reductions under the Spectrum Reorganization Plan are the result of a distinct severance plan approved by our Board of Directors and are not being executed as part of established Company policies or plans. Accordingly, the related employee compensation costs were primarily recognized in the third quarter of 2023, which is when the plan and underlying terms were finalized, approved by our Board of Directors, and communicated to the impacted staff, and since the reductions were effective immediately. Total employee compensation costs recognized under the Spectrum Reorganization Plan through December 31, 2023 were approximately $2.6 million. In addition, the leased facilities referenced above are not expected to be used for any business purpose, and we will not sublease the facilities due to the short remaining lease terms. Accordingly, the criteria for abandonment accounting to be applied to the leased facilities were met in the third quarter of 2023. We recognized total facility exit costs under the Spectrum Reorganization Plan of $1.3 million during the year ended December 31, 2023, representing the acceleration of the underlying right-of-use asset amortization to align with the cease use date for the abandoned facilities. The are no remaining facility exit costs expected to be recognized under the Spectrum Reorganization Plan as of December 31, 2023

Effective as of January 2, 2024, we separated from the service of our former President and Chief Executive Officer. Pursuant to his then existing Management Continuity Agreement with the Company, the former President and Chief Executive Officer was entitled to severance compensation and benefits of approximately $1.5 million, which was recognized as Restructuring charges within the Consolidated Statements of Comprehensive (Loss) Income for year ended December 31, 2023, the period in which the separation and related severance benefit was determined to be probable.

We regularly evaluate our operations to identify opportunities to streamline operations and optimize operating efficiencies as an anticipation to changes in the business environment.

Other (Expense) Income

The following table reflects Other (expense) income: for the years ended December 31, 2023 and 2022 (in thousands):

	Year ended December 31,	
	2023	**2022**
Debt related expenses	$ (9,918)	$ —
Interest expense	(3,380)	(7,961)
Other gain (loss)	2,780	(278)
Total other expense	$ (10,518)	$ (8,239)

Total other expense increased by $2.3 million from $8.2 million for the year ended December 31, 2022 to $10.5 million for the year ended December 31, 2023. The increase is primarily due to debt-related expenses incurred in the current year, partially offset by lower interest expense and an Other gain for the year ended December 31, 2023, compared to an Other loss for the prior year, as further described below.

Debt-related expenses for the year ended December 31, 2023 consist of an induced conversion expense of approximately $8.8 million and direct transaction costs of approximately $1.1 million incurred as a result of the $30.0 million Convertible Note Exchange in the first quarter of 2023, as described in Note 11, Debt, of the accompanying Consolidated Financial Statements.

The following table reflects interest expense for the years ended December 31, 2023 and 2022 (in thousands):

	Year ended December 31,	
	2023	**2022**
Interest on 2027 Convertible Notes	$ 2,925	$ 1,592
Interest on 2024 Secured Notes	—	6,065
Amortization of Royalty Rights [(1)]	—	68
Amortization of debt issuance costs	455	236
Total interest expense	$ 3,380	$ 7,961

(1) As a result of the extinguishment of the Royalty Rights obligation, there will be no additional amortization expense recognized in future periods. Refer to Note 11 of the accompanying Consolidated Financial Statements for additional information on the Royalty Rights obligation.

Total interest expense decreased $4.6 million from $8.0 million for the year ended December 31, 2022 to $3.4 million for the year ended December 31, 2023, primarily due a lower weighted-average interest rate on the debt that was outstanding during each period. On August 22, 2022, we issued $70.0 million in aggregate principal amount of 2027 Convertible Notes. We used the net proceeds from the 2027 Convertible Notes issuance to repurchase the remaining $59.0 million aggregate principal amount of our 2024 Secured Notes, which were outstanding during the three months ended September 30, 2022, and carried a higher interest rate. On February 27, 2023, we completed the Convertible Note Exchange pursuant to which we settled $30.0 million principal amount of the 2027 Convertible Notes.

Other gain (loss) was a gain of $2.8 million for the year ended December 31, 2023, compared to a loss of $0.3 million for the year ended December 31, 2022. The year over year change is primarily due to (i) interest income on our short-term cash and cash equivalent investments, which was $2.0 million higher for the year ended December 31, 2023 compared to the prior year, (ii) $1.6 million of additional expected credit loss recognized during the year ended December 31, 2022 associated with our investment in a Convertible Secured Promissory Note from NES Therapeutic, Inc. ("NES") not repeating, (iii) a $0.6 million gain from the early termination and settlement of a Newark facility sublease in 2022, and (iv) a $1.0 million gain on debt extinguishment recognized during the year ended December 31, 2022 associated with the derecognition of our Royalty Rights obligation, of which there was no similar gain during the year ended December 31, 2023.

Income Tax Provision

During the year ended December 31, 2023, we recorded an income tax expense of $77.9 million, which represents an effective tax rate of (30.7)%. The difference between the income tax expense of $77.9 million and the tax at the statutory rate of 21.0% is principally due to the recording of a full valuation allowance in the current year. As part of our valuation allowance assessment as of December 31, 2023, we were no longer able to rely on our projected availability of future taxable income from pre-tax income forecasts. As such, we primarily relied on its reversing taxable temporary differences to assess our valuation allowance, which resulted in recording of the full valuation allowance for the year ended December 31, 2023. The current year income tax provision also includes the valuation allowance for utilization of our deferred tax assets to offset the deferred tax liabilities of Spectrum recorded through acquisition accounting.

During the year ended December 31, 2022, we recorded an income tax benefit of $78.5 million, which represents an effective tax rate of (251.7)%. The difference between the income tax benefit of $78.5 million and the tax at the statutory rate of 21.0% was principally due to the reversal of previously recorded valuation allowances. During the year ended December 31, 2022, we reversed a majority of our previously recorded valuation allowances against the net deferred tax asset based on our assessment of the availability of future taxable income from pre-tax income forecasts and the reversal of taxable temporary differences.

LIQUIDITY AND CAPITAL RESOURCES

Historically and through December 31, 2023, we have financed our operations and business development efforts primarily from product sales, private and public sales of equity securities, including convertible debt securities, the proceeds of secured borrowings, the sale of rights to future royalties and milestones, upfront license, milestone and fees from collaborative and license partners.

In the three months ended June 30, 2022, we granted a total of 1.0 million market-based performance RSUs ("performance RSUs") to executive officers under our Amended and Restated 2014 Omnibus Incentive Plan. The market-based conditions of the performance RSUs were achieved in the first quarter of 2023. In the second quarter of 2023, the compensation committee of our Board of Directors elected, under the terms of the performance RSU grants, to settle approximately 0.3 million of the vested performance RSUs in cash based on their fair market value on the vesting date, resulting in a cash payment of approximately $2.6 million, with the remaining vested performance RSUs and the employee's tax withholding liabilities settled in shares of our common stock. The total cash payment of taxes related to net share settlement of the performance RSUs was approximately $3.4 million.

On August 22, 2022, we issued $70.0 million aggregate principal amount of 2027 Convertible Notes which mature on September 1, 2027 and bear interest at a rate of 6.5% per annum, payable semi-annually in arrears on March 1 and September 1 of each year beginning March 1, 2023. We used the net proceeds from the 2027 Convertible Notes to repurchase the remaining $59.0 million aggregate principal amount of our then outstanding 2024 Secured Notes and $3.0 million in associated interest payment pursuant to privately negotiated exchange agreements entered into concurrently with the pricing of the 2027 Convertible Notes. The remaining net proceeds from the 2027 Convertible Notes were used for general corporate purposes.

On February 27, 2023, we completed the Convertible Note Exchange pursuant to which we exchanged $30.0 million principal amount of our 2027 Convertible Notes for 6,990,000 shares of our common stock, plus an additional $10.5 million in cash. As a result of the Convertible Note Exchange in the first quarter of 2023, we recorded a non-cash induced conversion expense of approximately $8.8 million and direct transaction costs of approximately $1.1 million. As a result of the Convertible Note Exchange, we expect our cash interest expense in future periods to decrease in accordance with the decrease in the aggregate principal amount of the 2027 Convertible Notes outstanding.

The terms of the 2027 Convertible Notes are governed by an indenture dated August 25, 2022 (the "2027 Convertible Note Indenture"). Pursuant to the terms of the 2027 Convertible Note Indenture, we and our restricted subsidiaries must comply with certain covenants, including mergers, consolidations, and divestitures; guarantees of debt by subsidiaries; issuance of preferred and/or disqualified stock; and liens on our properties or assets. We were in compliance with our covenants with respect to the 2027 Convertible Notes as of December 31, 2023.

During the year ended December 31, 2022, 2,463,637 shares of our common stock had been issued and settled at an average price of $3.02 through an at-the-market ("ATM") offering program, through which we received gross proceeds of $7.4 million, and net proceeds after commission and fees of $7.0 million. We suspended use of the ATM offering program as a result of the issuance of the 2027 Convertible Notes and the ATM offering program has since expired.

We believe that our existing cash will be sufficient to fund our operations and make the required payments under our debt agreements due for the next twelve months from the date of this filing. We base this expectation on our current operating plan, which may change as a result of many factors.

Our cash needs may vary materially from our current expectations because of differences between the actual cash impacts and our expected impacts related to numerous factors, including:

- acquisitions or licenses of complementary businesses, products, technologies or companies;
- declines in sales of our marketed products, including those resulting from the entry and sales of generics and/ or other products competitive with any of our products;
- expenditures related to our commercialization of our products, including our efforts to manage supply costs and enhance the long-term prospects of ROLVEDON product sales;
- milestone and royalty revenue we receive under our collaborative development arrangements;
- interest and principal payments on our current and future indebtedness;
- financial terms of definitive license agreements or other commercial agreements we may enter into;
- changes in the focus and direction of our business strategy and/or research and development programs;
- potential expenses relating to any litigation matters, including relating to Assertio Therapeutics' prior opioid product franchise for which we have not accrued any reserves due to an inability to estimate the magnitude and/or probability of such expenses, and former drug Glumetza;
- potential expenses relating to the Spectrum Reorganization Plan and/or termination expenses if a decision is made to cease development of Spectrum's de-prioritized development asset poziotinib; and
- expenditures related to future clinical trial costs.

The inability to raise any additional capital that may be required to fund our future operations, payments due under our debt agreements, or product acquisitions and strategic transactions which we may pursue could have a material adverse effect on the Company.

The following table reflects summarized cash flow activities for the years ended December 31, 2023 and 2022 (in thousands):

	Year ended December 31,	
	2023	2022
Net cash provided by operating activities	$ 49,604	$ 78,598
Net cash provided by (used in) investing activities	3,097	(42,673)
Net cash used in financing activities	(44,201)	(7,794)
Net increase in cash and cash equivalents	8,500	28,131
Cash and cash equivalents at beginning of year	64,941	36,810
Cash and cash equivalents at end of year	$ 73,441	$ 64,941

Cash Flows from Operating Activities

Cash provided by operating activities was $49.6 million for the year ended December 31, 2023 compared to $78.6 million in the same period in 2022, primarily due to lower net income including non-cash items, partially offset by favorable working capital cash flows compared to last year.

For the year ended December 31, 2023, net loss was $331.9 million compared to net income of $109.6 million for the same period in 2022. For the year ended December 31, 2023, adjustments for non-cash items contributed approximately $399.4 million more to operating cash flows compared to the same period in 2022, primarily due to a $279.6 million loss on impairment of intangible assets, and debt-related expenses of $9.9 million, of which there were none in the prior year period, and the recording of the full valuation allowance for the year ended December 31, 2023 compared to a reversal of the valuation allowance against the deferred tax asset for the year ended December 31, 2022, which contributed approximately $156.6 million. Partially offsetting these non-cash adjustments which contributed to operating cash flows was a $25.5 million gain on the fair value measurements of assets and liabilities for the year ended December 31, 2023 compared to a loss in 2022 of $18.9 million, a net decrease of approximately $44.4 million. For the year ended December 31, 2023, net working capital cash from operations was $0.1 million compared to net working capital cash used in operations of $13.0 million in the same period in 2022. The favorable change of $13.2 million was primarily due to increased cash collected from accounts receivable, partially offset by (i) increased cash used in the payment of accounts payable and accrued liabilities due to timing, (ii) increased cash used in the settlement of accrued rebates, returns and discounts due to impact of sales product mix as well as timing of settlement, and (iii) the receipt of an $8.3 million one-time tax refund in the first quarter of 2022 not repeating.

Cash flows from operating activities are impacted by, among other things, product revenue, operating profit and changes in working capital. Fluctuations in any of these will impact our cash flows from operating activities recognized in future periods.

Cash Flows from Investing Activities

Cash provided by investing activities was $3.1 million for the year ended December 31, 2023, which primarily consisted of $2.2 million of proceeds from the sale of investments, and $2.0 million of net cash acquired in the Spectrum Merger, partially offset by cash paid for the transaction costs incurred with the acquisition of Sympazan and cash paid for purchases of property and equipment. Cash used in investing activities was $42.7 million during the year ended December 31, 2022, which primarily consisted of $27.0 million in cash paid for the acquisition of Otrexup and $15.4 million in cash paid for the acquisition of Sympazan.

Cash Flows from Financing Activities

Cash used in financing activities for the year ended December 31, 2023 was $44.2 million, which primarily consisted of (i) a $24.2 million payment for contingent consideration, (ii) $10.5 million in cash payments related to the partial settlement of the 2027 Convertible Notes in the Convertible Note Exchange, (iii) $1.1 million of direct transaction cost payments made in connection with the Convertible Note Exchange, and (iv) cash payments related to the vesting and settlement of equity awards, of which $2.6 million related to the cash settlement of the vested performance RSUs, $3.4 million related to the total cash payment of taxes for the net share settlement of the vested performance RSUs, and $1.9 million related to cash used for employees' withholding tax liability on stock award releases, net of cash received from stock option exercises. Cash used in financing activities for the year ended December 31, 2022 was $7.8 million, which primarily consisted of $70.8 million in principal payments on the 2024 Secured Notes, $7.8 million in payments for contingent consideration, and $1.3 million in payments for Royalty Rights obligations, partially offset by $65.9 million in net cash proceeds from the issuance of the 2027 Convertible Notes, net of debt issuance costs paid of $4.1 million, and $7.0 million in cash proceeds from our ATM offering program.

Contractual Obligations

Our principal material cash requirements consist of obligations related to our debt, our contingent consideration obligation, payments for rebates, returns and discounts, non-cancelable contractual obligations for our purchase commitments, and non-cancelable leases for our office space. Refer to Note 11, Note 20, Note 1, Note 15 and Note 14, respectively, to the accompanying Consolidated Financial Statements. We generally expect to satisfy these requirements and commitments with cash on hand and cash provided by operating activities.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

See "Item 8. Financial Statements and Supplemental Data - Note 1. Organization and Summary of Significant Accounting Policies" for additional information on recent accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Prior to December 31, 2023, we were a smaller reporting company, as defined by Rule 12b-2 of the Exchange Act. As of December 31, 2023, we are no longer a smaller reporting company, but in accordance with the SEC's transition rules, we are not required to provide the information called for by this Item 7A in this report.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ASSERTIO HOLDINGS, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm (PCAOB ID Number 248)

Consolidated Balance Sheets as of December 31, 2023 and 2022

Consolidated Statements of Comprehensive (Loss) Income for the years ended December 31, 2023 and 2022

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2023 and 2022

Consolidated Statements of Cash Flows for the years ended December 31, 2023 and 2022

Notes to Consolidated Financial Statements

Schedule II: Valuation and Qualifying Accounts

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Assertio Holdings, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Assertio Holdings, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of comprehensive (loss) income, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2023, and the related notes and financial statement schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated March 11, 2024, expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment

As described further in Note 1 and Note 8 to the financial statements, during the third and fourth quarter of 2023, the Company's market capitalization declined below the book value of the Company's equity which management determined was an indicator of impairment with respect to its long-lived assets. The Company recognized an impairment loss of approximately $238.8 million in the third quarter and of $40.8 million in the fourth quarter. We identified impairment of long-lived assets as a critical audit matter.

The principal considerations for our determination that the impairment is a critical audit matter was that significant auditor judgment was required to evaluate management's determination of the asset groups when triggering events were identified. In addition, there is subjectivity in the various inputs utilized in the valuation models to determine the fair value of asset groups at each assessment date, including forecasted cash flows for each asset group, among others.

Our audit procedures related to the third and fourth quarter impairment loss included the following, among others.

- We obtained an understanding and tested the design and operating effectiveness of relevant controls within the Company's process to perform their quarterly impairment analysis.

- We evaluated management's consideration of the accounting guidance relating to ASC 360 to assess if the assumptions made by management can be reasonably supported.

- We evaluated the reasonableness of the Company's assumptions related to the projections utilized in the fair value model by (1) comparing forecasts to current and historical results (2) assessing whether the assumptions utilized in its forecasts are reasonably supported by both internal and external industry data and (3) determining the valuation methodology utilized for each assessment was appropriate.

- We involved our valuation professionals with specialized skills and knowledge, to evaluate key inputs and assumptions used to perform the impairment analysis. This included our valuation professionals performing sensitivities over key assumptions in the fair value models.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2021.

Chicago, Illinois
March 11, 2024

ASSERTIO HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

		December 31,		
		2023		2022
ASSETS				
Current assets:				
Cash and cash equivalents	$	73,441	$	64,941
Accounts receivable, net		47,663		45,357
Inventories, net		37,686		13,696
Prepaid and other current assets		12,272		8,268
Total current assets		171,062		132,262
Property and equipment, net		770		744
Intangible assets, net		111,332		197,996
Deferred tax asset		—		80,202
Other long-term assets		3,255		2,709
Total assets	$	286,419	$	413,913
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	13,439	$	5,991
Accrued rebates, returns and discounts		58,137		49,426
Accrued liabilities		18,213		12,181
Long-term debt, current portion		—		470
Contingent consideration, current portion		2,700		26,300
Other current liabilities		954		948
Total current liabilities		93,443		95,316
Long-term debt		38,514		66,403
Contingent consideration		—		22,200
Other long-term liabilities		16,459		4,269
Total liabilities		148,416		188,188
Commitments and contingencies (Note 15)				
Shareholders' equity:				
Common stock, $0.0001 par value, 200,000,000 shares authorized; 94,668,523 and 48,319,838 shares issued and outstanding as of December 31, 2023 and 2022, respectively		9		5
Additional paid-in capital		789,537		545,321
Accumulated deficit		(651,543)		(319,601)
Total shareholders' equity		138,003		225,725
Total liabilities and shareholders' equity	$	286,419	$	413,913

The accompanying notes are an integral part of these consolidated financial statements.

ASSERTIO HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands, except per share data)

	Year Ended December 31,	
	2023	2022
Revenues:		
Product sales, net	$ 149,451	$ 155,121
Royalties and milestones	2,433	2,403
Other revenue	185	(1,290)
Total revenues	152,069	156,234
Costs and expenses:		
Cost of sales	27,020	18,748
Research and development expenses	2,843	—
Selling, general and administrative expenses	78,638	46,786
Change in fair value of contingent consideration	(25,538)	18,687
Amortization of intangible assets	27,527	32,608
Loss on impairment of intangible assets	279,639	—
Restructuring charges	5,476	—
Total costs and expenses	395,605	116,829
(Loss) income from operations	(243,536)	39,405
Other (expense) income:		
Debt related expenses	(9,918)	—
Interest expense	(3,380)	(7,961)
Other gain (loss)	2,780	(278)
Total other expense	(10,518)	(8,239)
Net (loss) income before income taxes	(254,054)	31,166
Income tax (expense) benefit	(77,888)	78,459
Net (loss) income and comprehensive (loss) income	$ (331,942)	$ 109,625
Basic net (loss) income per share	$ (4.67)	$ 2.33
Diluted net (loss) income per share	$ (4.67)	$ 2.03
Shares used in computing basic net (loss) income per share	71,031	47,004
Shares used in computing diluted net (loss) income per share	71,031	54,669

The accompanying notes are an integral part of these consolidated financial statements.

ASSERTIO HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Shareholders' Equity
	Shares	Amount			
Balances as of December 31, 2021	44,640	$ 4	$ 531,636	$ (429,226)	$ 102,414
Issuance of common stock upon exercise of options	23	—	34	—	34
Issuance of common stock in connection with at-the-market program	2,464	1	7,019	—	7,020
Common stock issuance and other impacts of the vesting and settlement of equity awards	805	—	(872)	—	(872)
Issuance of common stock upon exercise of warrant	388	—	—	—	—
Stock-based compensation	—	—	7,504	—	7,504
Net income and comprehensive income	—	—	—	109,625	109,625
Balances as of December 31, 2022	48,320	5	545,321	(319,601)	225,725
Issuance of common stock upon exercise of options	133	—	210	—	210
Common stock issuance and other impacts of the vesting and settlement of equity awards	1,218	—	(8,108)	—	(8,108)
Induced exchange of convertible notes - (see Note 18)	6,990	—	26,699	—	26,699
Issuance of common stock in connection with the Spectrum Merger, net of fractional shares settlement	38,008	4	216,257	—	216,261
Stock-based compensation	—	—	9,158	—	9,158
Net loss and comprehensive loss	—	—	—	(331,942)	(331,942)
Balances as of December 31, 2023	94,669	$ 9	$ 789,537	$ (651,543)	$ 138,003

The accompanying notes are an integral part of these consolidated financial statements.

ASSERTIO HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,	
	2023	2022
Operating Activities		
Net (loss) income	$ (331,942)	$ 109,625
Adjustments to reconcile net (loss) income to net cash from operating activities:		
Depreciation and amortization	28,229	33,396
Amortization of debt issuance costs and Royalty Rights	455	304
Loss on impairment of intangible assets	279,639	—
Gain on extinguishment of debt	—	(1,046)
Recurring fair value measurements of assets and liabilities	(25,482)	18,939
Debt-related expenses	9,918	—
Stock-based compensation	9,158	7,504
Provisions for inventory and other assets	3,288	3,265
Deferred income taxes	76,201	(80,375)
Changes in assets and liabilities, net of acquisition:		
Accounts receivable	48,669	(996)
Inventories	(4,973)	(6,593)
Prepaid and other assets	(1,169)	8,019
Accounts payable and other accrued liabilities	(29,348)	(10,113)
Accrued rebates, returns and discounts	(12,313)	(3,236)
Interest payable	(726)	(95)
Net cash provided by operating activities	49,604	78,598
Investing Activities		
Purchases of property and equipment	(628)	(274)
Purchase of Otrexup	—	(27,027)
Purchase of Sympazan	(419)	(15,372)
Net cash acquired in Spectrum Merger	1,950	—
Proceeds from the sale of investments	2,194	—
Net cash provided by (used in) investing activities	3,097	(42,673)
Financing Activities		
Proceeds from issuance of 2027 Convertible Notes	—	70,000
Payments in connection with 2027 Convertible Notes	(10,500)	—
Payment of direct transaction costs related to convertible debt inducement	(1,119)	—
Payment in connection with 2024 Senior Notes	—	(70,750)
Payment of debt issuance costs	—	(4,084)
Payment of contingent consideration	(24,194)	(7,845)
Payment of Royalty Rights	(459)	(1,297)
Proceeds from issuance of common stock	—	7,020
Payments related to the vesting and settlement of equity awards, net	(7,898)	(838)
Other financing activities	(31)	—
Net cash used in financing activities	(44,201)	(7,794)
Net increase in cash and cash equivalents	8,500	28,131
Cash and cash equivalents at beginning of year	64,941	36,810
Cash and cash equivalents at end of year	$ 73,441	$ 64,941
Supplemental Disclosure of Cash Flow Information		
Net cash paid (refunded) for income taxes	$ 4,031	$ (6,913)
Cash paid for interest	$ 3,651	$ 7,752

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Assertio Holdings, Inc., or the Company, is a commercial pharmaceutical company offering differentiated products to patients. The Company has built its commercial portfolio through acquisition or licensing of approved products. The Company's comprehensive commercial capabilities include marketing through both a sales force and a non-personal promotion model, market access through payor contracting, and trade and distribution. The Company's primary marketed products include ROLVEDON™ (elflapegrastim-xnst) injection for subcutaneous use, INDOCIN® (indomethacin) Suppositories, INDOCIN® (indomethacin) Oral Suspension, Sympazan® (clobazam) oral film, Otrexup® (methotrexate) injection for subcutaneous use, SPRIX® (ketorolac tromethamine) Nasal Spray, CAMBIA® (diclofenac potassium for oral solution), and Zipsor® (diclofenac potassium) Liquid filled capsules. To date, substantially all of the Company's revenues are related to product sales in the U.S.

Unless otherwise noted or required by context, use of "Assertio," "Company," "we," "our" and "us" refer to Assertio Holdings and/or its applicable subsidiary or subsidiaries.

On July 31, 2023 (the "Effective Date"), the Company completed the acquisition of Spectrum Pharmaceuticals, Inc. ("Spectrum"), a commercial stage biopharmaceutical company focused on novel and targeted oncology products (the "Spectrum Merger"). Refer to Note 2, Acquisitions, for additional information.

Basis of Presentation

The Company's consolidated financial statements are prepared in accordance with United States ("U.S.") generally accepted accounting principles ("U.S. GAAP") and U.S. Securities and Exchange Commission ("SEC") regulations for annual reporting. Certain amounts in prior periods have been reclassified to conform with current period presentation.

In connection with the preparation of the financial statements for the year ended December 31, 2023, the Company evaluated whether there were conditions and events, considered in the aggregate, which raised substantial doubt as to the entity's ability to continue as a going concern within twelve months after the date of the issuance of these financial statements, noting that there did not appear to be evidence of substantial doubt of the entity's ability to continue as a going concern.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are used when accounting for amounts recorded in connection with acquisitions, including initial fair value determinations of assets and liabilities as well as subsequent fair value measurements. Additionally, estimates are used in determining items such as product returns, rebates, the evaluation of impairment of intangible assets, the fair value of contingent consideration obligations, and income taxes. Although management believes these estimates are based upon reasonable assumptions within the bounds of its knowledge of the Company, actual results could differ materially from these estimates.

Segment Information

The Company manages its business within one reportable segment. Segment information is consistent with how management reviews the business, makes investing and resource allocation decisions and assesses operating performance. To date, substantially all of the Company's revenues from product sales are related to sales in the U.S.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity date of purchase of three months or less to be cash equivalents. Cash and cash equivalents generally consist of cash on deposits with banks, money market instruments, U.S. Agency discount notes, commercial paper and corporate debt securities. The Company invests its cash in money market funds and marketable securities including U.S. Treasury and government agency securities, commercial paper, and higher quality debt securities of financial and commercial institutions. There may be times when the Company's cash and cash equivalents on deposit exceed the Federal Deposit Insurance Corporation insurance limits, which potentially exposes the Company to a concentration of credit risk. The Company maintains its cash and cash equivalents principally with accredited financial institutions of high-credit standing.

Accounts Receivable

Trade accounts receivable are recorded net of allowances for cash discounts for prompt payment. To date, the Company has not recorded an allowance for estimated expected credit losses since the majority of its product revenue comes from sales to a limited number of financially sound companies who have historically paid their balances timely. The need for an allowance for estimated expected credit losses is evaluated each reporting period based on the Company's assessment of the creditworthiness of its customers or any other potential circumstances that could result in an allowance for estimated expected credit losses.

Inventories

Inventories are stated at the lower of cost or net realizable value, with cost determined by specific manufactured lot. Inventories consist of costs of the active pharmaceutical ingredient, contract manufacturing and packaging costs. Additionally, the Company writes off the value of inventory for potentially excess, dated or obsolete inventories based on an analysis of inventory on hand and projected demand.

Cost of sales includes the cost of inventory sold or reserved, which includes manufacturing and supply chain costs, product shipping and handling costs, and product royalties.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, as follows:

Furniture and office equipment	3 - 5 years
Machinery and equipment	5 - 7 years
Laboratory equipment	3 - 5 years
Leasehold improvements	Shorter of estimated useful life or lease term

Intangible Assets

Intangible assets consist mostly of product rights that are accounted for as definite-lived intangible assets subject to amortization. The Company determines the fair value of acquired intangible assets as of the acquisition date. Discounted cash flow models are typically used in these valuations, which require the use of significant estimates and assumptions, including but not limited to, developing appropriate discount rates and estimating future cash flows from product sales and related expenses. The fair value recorded is amortized on a straight-line basis over the estimated useful life of the asset. The Company estimates the useful life of the assets by considering competition by products prescribed for the same indication, the likelihood and estimated future entry of non-generic and generic competition for the same or similar indication, and other related factors.

Impairment of Long-lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Pursuant to Accounting Standards Codification ("ASC") 360, *Impairment Testing: Long Lived Assets Classified as Held and Used* ("ASC 360")*,* the Company groups its long-lived assets at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other assets and liabilities. The Company estimates the future net undiscounted cash flows expected to be generated from the use of the long-lived asset group and its eventual disposition. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The impairment loss is calculated as the excess of the carrying amount over the fair value.

Acquisitions

The Company accounts for acquired businesses using the acquisition method of accounting under ASC 805, *Business Combinations* ("ASC 805"), which requires that assets acquired and liabilities assumed be recorded at date of acquisition at their respective fair values. The fair value of the consideration paid, including contingent consideration, is assigned to the underlying net assets of the acquired business based on their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

Significant judgments are used in determining the estimated fair values assigned to the assets acquired and liabilities assumed and in determining estimates of useful lives of long-lived assets. Fair value determinations and useful life estimates are based on, among other factors, estimates of expected future net cash flows, estimates of appropriate discount rates used to calculate the present value of expected future net cash flows, the assessment of each asset's life cycle, and impact of competitive trends on each asset's life cycle, and other factors. These judgments can materially impact the estimates used to allocate acquisition date fair values to assets acquired and liabilities assumed and the resulting timing and amounts charged to, or recognized in current and future operating results. For these and other reasons, actual results may vary significantly from estimated results.

Any changes in the fair value of contingent consideration resulting from a change in the underlying inputs is recognized in operating expenses until the contingent consideration arrangement is settled. Changes in the fair value of contingent consideration resulting from the passage of time are recorded within interest expense until the contingent consideration is settled.

If the acquired net assets do not constitute a business under the acquisition method of accounting, the transaction is accounted for as an asset acquisition and no goodwill is recognized. In an asset acquisition, the cost to acquire the group of assets, including transaction costs, is allocated to the individual assets acquired or liabilities assumed based on their relative fair values. In addition, amounts allocated to acquired in-process research and development with no alternative future use is charged to expense at the acquisition date.

Revenue Recognition

Under ASC 606, *Revenue from Contracts with Customers* ("ASC 606"), the Company recognizes revenue when its customer obtains control of the promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations, and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation, when (or as) the performance obligation is satisfied. The Company assesses the term of the contract based upon the contractual period in which the Company has enforceable rights and obligations.

Variable consideration arising from sales or usage-based royalties, promised in exchange for a license of the Company's intellectual property, is recognized at the later of (i) when the subsequent product sales occur or (ii) the performance obligation, to which some or all of the sales-based royalty has been allocated, has been satisfied.

The Company recognizes a contract asset relating to its conditional right to consideration for completed performance obligations. Accounts receivable are recorded when the right to consideration becomes unconditional. A contract liability is recorded in Other Current Liabilities on the Consolidated Balance Sheets for payments received in advance of the related performance obligation being satisfied under the contract.

Product Sales

The Company sells commercial products to wholesale distributors and specialty pharmacies. Product sales revenue is recognized when title has transferred to the customer and the customer has assumed the risks and rewards of ownership, which typically occurs upon delivery to the customer. The Company's performance obligation is to deliver product to the customer, and the performance obligation is completed upon delivery. The transaction price consists of a fixed invoice price and variable product sales allowances, which include rebates, discounts and returns. Product sales revenues are recorded net of applicable sales tax and reserves for these product sales allowances. Receivables related to product sales are typically collected one to two months after delivery. Receivables may also include customer deductions for returns and chargebacks that are pending Company validation.

The Company considers product sales allowances to be variable consideration and estimates and recognizes product sales allowances as a reduction of product sales in the same period the related revenue is recognized. Product sales allowances are based on actual or estimated amounts owed on the related sales. These estimates take into consideration the terms of the Company's agreements with customers, historical product returns, rebates or discounts taken, estimated levels of inventory in the distribution channel, the shelf life of the product and specific known market events, such as competitive pricing and new product introductions. The Company uses the most likely method in estimating product sales allowances. If actual future results vary from the Company's estimates, the Company may need to adjust these estimates, which could have an effect on product sales and earnings in the period of adjustment.

The Company's product sales allowances include:

Product Returns - The Company allows customers to return product for credit with respect to that product within six months before and up to twelve months after its product expiration date. The Company estimates product returns and associated credit based on historical return trends by product or by return trends of similar products, taking into consideration the shelf life of the product at the time of shipment, shipment and prescription trends, estimated distribution channel inventory levels and consideration of the introduction of competitive products. The Company does not assume financial responsibility for returns of any of its currently marketed products if those returns relate to sales of that product prior to the period of the Company's ownership of the respective product. For products the Company has divested, it is only financially responsible for product returns of products sold by the Company, which are identified by specific lot numbers.

Shelf lives, from the respective manufacture dates, for the Company's products range from 24 months to 48 months. Because of the shelf life of the Company's products and its return policy of issuing credits with respect to product that is returned within six months before and up to 12 months after its product expiration date, there may be a significant period of time between when the product is shipped and when the Company issues credit on a returned product. Accordingly, the Company may have to adjust these estimates, which could have an effect on product sales and earnings in the period of adjustments.

Managed Care Rebates - The Company offers discounts under contracts with certain managed care providers. The Company generally pays managed care rebates one to three months after prescriptions subject to the rebate are filled.

Commercial Rebate - The Company offers certain group purchasing organization ("GPO") rebates for end-user purchases made under contractual rebate percentage tier programs. Commercial rebates are based on (i) an estimate of end-user purchases through a GPO, (ii) the corresponding contractual rebate percentage tier expected to be achieved by each GPO, and (iii) an estimate of the impact of any prospective rebate program changes made. We generally pay commercial rebates two to twelve months after qualifying purchases are made. The Company generally pays commercial rebates two to twelve months after qualifying purchases are made.

Government Rebates - The Company offers discounted pricing or rebates on purchases of pharmaceutical products under various federal and state healthcare programs, including Centers for Medicare and Medicaid Services' Medicaid Drug Rebate Program and Medicare Part B Program and Medicare Part D Coverage Gap Discount Programs. The Company generally pays government rebates three to twelve months after prescriptions subject to the rebate are filled. These rebates are subject to the Company's active participation in the respective programs.

Wholesaler and Pharmacy Discounts—The Company offers contractually determined discounts to certain wholesale distributors and specialty pharmacies that purchase directly from it. These discounts are either taken off invoice at the time of shipment or paid to the customer on a quarterly basis one to two months after the quarter in which product was shipped to the customer.

Prompt Pay Discounts - The Company offers cash discounts to its customers (generally 2% of the sales price) as an incentive for prompt payment. Based on the Company's experience, the Company expects its customers to comply with the payment terms to earn the cash discount.

Patient Discount Programs - The Company offers patient discount co-pay assistance programs in which patients receive certain discounts off their prescriptions at participating retail and specialty pharmacies. The discounts are reimbursed by the Company to program administrators approximately one month after the prescriptions subject to the discount are filled.

Chargebacks - The Company provides discounts to authorized users of the U.S. Department of Veterans Affairs' Federal Supply Schedule Program and the Health Resources and Services Administrations' 340B Drug Pricing Program. These federal and 340B entities purchase products from the wholesale distributors at a discounted price, and the wholesale distributors then charge back to the Company the difference between the current retail price and the price the federal entity paid for the product. These discounts are subject to the Company's active participation in the respective programs.

All of the Company's product sales allowances are included in Accrued rebates, returns and discounts at the Consolidated Balance Sheets, except for prompt pay discounts, which are included as a reduction in Accounts receivable, net, at the Consolidated Balance Sheets.

Royalties and Milestone Revenue

For arrangements that include sales-based royalties and the license is deemed to be the predominant item to which the royalties relate, the Company recognizes royalty revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). The Company currently has the right to receive royalties based on sales of CAMBIA in Canada, which are recognized as revenue when the related sales occur as there are no continuing performance obligations by the Company under those agreements.

For arrangements that include milestones, the Company recognizes such revenue using the most likely method. At the end of each reporting period, the Company re-evaluates the probability or achievement of any potential milestone and any related constraints, and if necessary, adjusts its estimates of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue in the period of adjustment.

Contingent Consideration Obligations

In connection with the Spectrum Merger, the Company issued contingent value rights ("CVRs") that represent a contingent consideration obligation which is measured at fair value. See Note 2, Acquisitions for further details.

In connection with the Company's merger with Zyla Life Sciences ("Zyla") in May 2020 (the "Zyla Merger"), the Company assumed a contingent consideration obligation which is measured at fair value. The Company has an obligation to make contingent consideration payments for future royalties to an affiliate of CR Group L.P. ("CRG") based upon annual INDOCIN product net sales over $20.0 million at a 20% royalty through January 2029. The fair value of the contingent consideration incurred in the Zyla Merger is determined using an option pricing model under the income approach based on estimated INDOCIN product revenues through January 2029 and discounted to present value. The fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement as defined in fair value measurement accounting.

The fair values of each of the contingent consideration obligations are remeasured each reporting period, with changes in the fair values resulting from changes in the respective underlying inputs being recognized in operating expenses until both the contingent arrangements are settled.

Leases

In accordance with ASC 842, *Leases,* the Company assesses contracts for lease arrangements at inception. Operating right-of-use ("ROU") assets and liabilities are recognized at the lease commencement date equal to the present value of future lease payments using the implicit, if readily available, or incremental borrowing rate based on the information readily available at the commencement date. ROU assets include any lease payments as of commencement and initial direct costs but exclude any lease incentives. Lease and non-lease components are generally accounted for separately and the Company recognizes operating lease expense straight-line over the term of the lease.

The Company accounts for operating leases with an initial term of twelve months or less on a straight-line basis over the lease term in the Consolidated Statements of Comprehensive (Loss) Income. ROU assets and liabilities are not recorded for these leases.

Stock-Based Compensation

The Company's stock-based compensation generally includes time-based restricted stock units ("RSU") and options, as well as performance-based RSUs and options. The Company accounts for forfeitures as they occur for each type of award. Stock-based compensation expense related to time-based RSUs is based on the market value of the underlying stock on the date of grant and the related expense is recognized ratably over the requisite service period. The Company uses the Black-Scholes option valuation model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using an option valuation model is affected by the Company's stock price as well as assumptions, which include the expected term of the award, the expected stock price volatility, risk-free interest rate, and expected dividends over the expected term of the award. The Company uses historical option exercise data to estimate the expected term of the options. The Company estimates the volatility of its common stock price by using the historical volatility over the expected term of the options. The Company bases the risk-free interest rate on U.S. Treasury zero coupon issues with terms similar to the expected term of the options as of the date of grant. The Company does not anticipate paying any cash dividends in the foreseeable future, and therefore, uses an expected dividend yield of zero in the option valuation model. For performance-based RSUs and options granted with vesting subject to market conditions, the fair value of the award is determined at grant date using the Monte Carlo model, and expense is recognized ratably over the requisite service period regardless of whether or not the market condition is satisfied. The Monte Carlo valuation model considers a variety of potential future scenarios under the market condition vesting criteria, including but not limited to share prices for Assertio and our peer companies in a selected market index.

Advertising Costs

Costs associated with advertising are expensed as incurred. Advertising expense for the years ended December 31, 2023 and 2022 was $4.4 million and $3.4 million, respectively. Advertising costs are included in Selling, general and administrative expenses within the Consolidated Statements of Comprehensive (Loss) Income.

Restructuring

The Company accounts for restructuring costs in accordance with ASC 420, *Exit or Disposal Cost Obligations* ("ASC 420") and ASC 712, *Compensation - Nonretirement Postemployment Benefits* ("ASC 712"). One-time termination benefits are recorded at the time restructuring is communicated to the affected employees. Ongoing termination benefits are recognized when they are estimable and probable.

Income Taxes

The Company records the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in its Consolidated Balance Sheets, as well as operating loss and tax credit carryforwards. The Company follows the guidelines set forth in the applicable accounting guidance regarding the recoverability of any tax assets recorded on the Consolidated Balance Sheets and provides any necessary allowances as required. Determining necessary allowances requires the Company to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities. When it is determined that it is more likely than not that some portion or all of the deferred tax assets will not be realized in the future, the deferred tax assets are reduced by a valuation allowance. The valuation allowance is sufficient to reduce the deferred tax assets to the amount determined is more likely than not to be realized.

The Company is subject to examination of its income tax returns by various tax authorities on a periodic basis. The Company regularly assesses the likelihood of adverse outcomes resulting from such examinations to determine the adequacy of its provision for income taxes. The Company has applied the provisions of the applicable accounting guidance on accounting for uncertainty in income taxes, which requires application of a more-likely-than-not threshold to the recognition and derecognition of uncertain tax positions. If the recognition threshold is met, the applicable accounting guidance permits the Company to recognize a tax benefit measured at the largest amount of tax benefit that, in its judgment, is more than 50% likely to be realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the period of such change.

The Company recognizes tax liabilities in accordance with ASC Topic 740, *Income Taxes* ("ASC 740"), and adjusts these liabilities when its judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which they are determined.

Concentration of Risk

The Company is subject to credit risk from its accounts receivable related to product sales. The three large, national wholesale distributors represent the vast majority of the Company's business and represented the following percentage of consolidated revenue by customer and the percentage of accounts receivable by customer related to product shipments for the years ended December 31, 2023 and 2022.

| | Consolidated revenue | | Accounts receivable related to product sales | |
| | Year Ended December 31, | | Year Ended December 31, | |
	2023	2022	2023	2022
AmerisourceBergen Corporation	35 %	28 %	57 %	21 %
McKesson Corporation	21 %	28 %	12 %	25 %
Cardinal Health	18 %	23 %	14 %	42 %
Other significant customer	10 %	4 %	10 %	4 %
All others	16 %	17 %	7 %	8 %
Total	100 %	100 %	100 %	100 %

The Company is dependent upon third-party manufacturers to supply product for commercial use. In particular, the Company relies and expects to continue to rely on a small number of manufacturers to supply it with its requirements for all commercialized products. Such production arrangements could be adversely affected by a significant interruption which would negatively impact the supply of final drug product. The Company's commercial suppliers for each of its marketed products are as follows:

- INDOCIN products - Patheon Pharmaceuticals, Inc. and Cosette Pharmaceuticals, Inc.
- ROLVEDON - Hanmi Pharmaceutical Co. Ltd., Ajinomoto Bio-Pharma Services, and PCI Pharma Services.
- CAMBIA - MiPharm, S.p.A. and Tioapack (formerly Pharma Packaging Solutions)
- Otrexup - Antares Pharma, Inc. and Pharmascience Inc.
- SPRIX - Jubilant HollisterStier LLC and Sharp Packaging Solutions
- Zipsor - Catalent Ontario Limited and Mikart Inc.
- Sympazan - Aquestive Therapeutics, Inc.

Recently Adopted Accounting Pronouncements

In October 2021, the Financial Accounting Standards Board ("FASB") issued *Accounting Standards Update ("ASU") No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers ("ASU 2021-08"),* which requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities in accordance with Accounting Standards Codification Topic 606. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022 and early adoption is permitted. The Company adopted ASU 2021-08 on January 1, 2023 and determined that it had no impact on the accounting for its business combinations.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued *ASU No. 2023-09, Income Taxes (Topic 720): Improvements to Income Tax Disclosures ("ASU 2023-09")*, which prescribes standard categories for the components of the effective tax rate reconciliation and requires disclosure of additional information for reconciling items meeting certain quantitative thresholds, requires disclosure of disaggregated income taxes paid, and modifies certain other income tax-related disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 and allows for adoption on a prospective basis, with a retrospective option. The Company is currently evaluating the potential impact of the adoption of ASU 2023-09 on its consolidated financial statements.

In November 2023, the FASB issued *ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"),* which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The disclosures requirements included in ASU 2023-07 are required for all public entities, including those with a single reportable segment. ASU 2023-07 is effective for annual periods beginning after December 15, 2024, on a retrospective basis, and early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2023-07 on its consolidated financial statements.

NOTE 2. ACQUISITIONS

Spectrum Pharmaceuticals

On the Effective Date, the Company completed the Spectrum Merger pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of April 24, 2023, through a merger of a wholly-owned subsidiary of the Company with and into Spectrum, with Spectrum surviving the merger as a wholly-owned subsidiary of the Company. The Company accounted for the Spectrum Merger using the acquisition method of accounting under ASC 805 and is considered the accounting acquirer.

Pursuant to the Merger Agreement, each issued and outstanding share of Spectrum common stock as of the Effective Date was converted into the right to receive (i) 0.1783 shares of the Company's common stock and (ii) one CVR representing a contractual right to receive future conditional payments worth up to an aggregate maximum amount of $0.20, to be settled in cash, additional shares of Assertio common stock or a combination of cash and additional shares of Assertio common stock at the Company's sole discretion, upon the achievement of certain sales milestones related to Spectrum's product ROLVEDON. Subject to adjustments, each CVR represents the right to receive up to $0.10 payable upon ROLVEDON net sales (less certain deductions) achieving $175 million during the calendar year ending December 31, 2024, and up to $0.10 payable upon ROLVEDON net sales (less certain deductions) achieving $225 million during the calendar year ending December 31, 2025. In addition, upon consummation of the Spectrum Merger, Spectrum's outstanding employee stock awards and other warrants that were outstanding immediately as of the Effective Date automatically vested (if unvested) and/or cancelled, as applicable, which generally resulted in the issuance of shares of the Company's common stock and/or CVRs to the holders of such stock awards or other warrants, in each case as dictated by the terms of the Merger Agreement. These shares and CVRs issued are considered part of the consideration transferred, and no compensation expense was recognized because the settlement was a condition of the Merger Agreement and other existing individual agreements, no future performance is required by the holders, and the fair value of the shares and CVRs is equivalent to the fair value of the existing employee stock awards and other warrants.

The following table reflects the components of the consideration transferred in the Spectrum Merger (in thousands, except exchange ratio and per share data):

Assertio shares issued		38,013
Assertio closing price per share as of the Effective Date	$	5.69
Fair value of Assertio shares issued	$	216,294
Repayment of Spectrum's long-term debt[1]		32,647
CVRs [2]		3,932
Total fair value of consideration transferred	$	252,873

(1) Represents settlement of Spectrum's existing long-term debt in connection with the close of the transaction. The Company concluded it did not assume the debt, therefore the amount paid to settle the debt has been accounted for and disclosed as part of the consideration transferred.

(2) Represents the fair value of 223,397 CVRs at $0.0176 per CVR issued to holders of Spectrum common stock, employee stock awards and warrants as of the Effective Date.

The CVRs represent a contingent consideration obligation measured at fair value and classified as liabilities on the Company's Consolidated Balance Sheets. The fair value of the CVR contingent consideration is determined using a Monte Carlo simulation model under the income approach and is based on Level 3 inputs. Refer to Note 20, Fair Value, for additional information. Fair value is based on the probability of achievement of 2024 and 2025 annual ROLVEDON net sales milestones. Significant assumptions include the discount rate and the probability assigned to the achievement of the net sales milestones. Achievement of both the 2024 and 2025 annual ROLVEDON net sales milestones would obligate the Company to transfer a maximum of approximately $44.7 million of additional consideration. No additional consideration would be paid by the Company if neither the 2024 nor 2025 annual ROLVEDON net sales milestones are achieved.

The following table reflects the estimated preliminary fair values of the assets acquired and liabilities assumed at the Effective Date (in thousands) and is subject to final fair value determination. The fair values were based on management's estimates and assumptions; however, the amounts shown are preliminary in nature and are subject to adjustment, including income tax related amounts, as additional information is obtained about facts and circumstances that existed as of the Effective Date. The final determination of the fair values of accrued liabilities and income tax assets and liabilities will be completed as soon as practicable, and within the measurement period of up to one year from the Effective date as permitted under GAAP. Any adjustments to provisional amounts that are identified during the measurement period will be recorded in the reporting period in which the adjustment is determined.

	Initial Preliminary Purchase Price Allocation to Fair Value		Adjustments to Purchase Price Allocation to Fair Value [2]		Adjusted Preliminary Purchase Price Allocation to Fair Value	
Assets:						
Cash and cash equivalents	$	34,600	$	—	$	34,600
Marketable securities		2,194		—		2,194
Accounts receivable		50,975		—		50,975
Inventories		22,244		61		22,305
Prepaid and other current assets		1,287		698		1,985
Property and equipment		100		—		100
Intangible assets		234,000		(13,500)		220,500
Other long-term assets		1,396		—		1,396
Total	$	346,796	$	(12,741)	$	334,055
Liabilities:						
Accounts payable	$	10,108	$	—	$	10,108
Accrued rebates, returns and discounts		21,025		—		21,025
Accrued liabilities		36,509		(2,343)		34,166
Other current liabilities		784		—		784
Deferred taxes		34,250		(30,254)		3,996
Other long-term liabilities		11,103		—		11,103
Total	$	113,779	$	(32,597)	$	81,182
Total Spectrum net assets acquired [1]	$	233,017	$	19,856	$	252,873
Goodwill	$	19,856	$	(19,856)	$	—

(1) Application of the acquisition method required the Company to adjust Spectrum assets and liabilities as of the Effective Date, including certain liabilities for variable consideration associated with ROLVEDON, to reflect conformity of Spectrum's accounting policies to those of Assertio. Liabilities assumed include certain bonuses owed to former Spectrum executives under the terms of existing employment agreements triggered by the consummation of the Spectrum Merger.

(2) Adjustments made to the preliminary purchase price allocation to fair value primarily reflect completion of studies and other analysis necessary to determine the income tax effects of the net identifiable assets acquired and further refinement of the assumptions used in the valuation supporting the ROLVEDON product rights. These adjustments did not materially impact the Consolidated Statement of Comprehensive (Loss) Income in any period.

The income approach was primarily used to value the acquired intangible assets, representing rights to Spectrum's product ROLVEDON. Significant assumptions include the amount and timing of projected future cash flows; the discount rate selected to measure the inherent risk of future cash flows; and the assessment of the product's life cycle and the competitive trends impacting the product. The ROLVEDON product rights will be amortized on a straight-line basis over its estimated useful life of 10 years.

Acquisition costs related to the Spectrum Merger were approximately $8.9 million for the year ended December 31, 2023. These costs are included within Selling, general and administrative expenses in the Consolidated Statement of Comprehensive (Loss) Income.

The following unaudited pro forma information represents the Company's results of operations as if the Spectrum Merger had been completed as of January 1, 2022 (in thousands) and includes nonrecurring adjustments for additional costs of sales from the fair value step-up of inventories and transaction costs. The disclosure of pro forma net sales and net (loss) income does not purport to indicate the results that would actually have been obtained had the Spectrum Merger been completed on the assumed date for the periods presented, or which may be realized in the future. The unaudited pro forma information does not reflect any operating efficiencies or cost savings that may be realized from the integration of the acquisition.

| | Year ended December 31, | |
	2023	2022
Net sales	$ 192,513	$ 167,638
Net (loss) income	$ (380,272)	$ 15,286

Sympazan License Acquisition

On October 27, 2022, the Company, through its wholly-owned subsidiary, Otter Pharmaceuticals, LLC, completed a transaction to acquire an exclusive license for Sympazan® (clobazam) oral film and product inventory from Aquestive Therapeutics, Inc. ("Aquestive"). The terms of the definitive agreement included an upfront payment of $9.0 million and a $6.0 million milestone payment contingent upon allowance of an existing patent application which, at the date of the transaction, Aquestive was prosecuting. The patent allowance was granted in the fourth quarter of 2022; accordingly, the Company has paid in full the $6.0 million milestone payment. The Company is required to pay Aquestive cash royalties on a quarterly basis equal to 10% of the gross margin (defined within the definitive agreement) from sales of Sympazan. The Company also entered into a long-term supply agreement with Aquestive for Sympazan, the terms of which the Company has concluded are at market.

The following table summarizes the aggregate amount paid for the assets acquired by the Company in connection with the acquisition of Sympazan (in thousands):

Cash paid to Aquestive at closing	$ 9,000
Milestone payment	6,000
Transaction costs	850
Total purchase price of assets acquired	$ 15,850

The Sympazan license transaction was accounted for as an asset acquisition in accordance with ASC 805-50, as substantially all the fair value of the assets acquired was concentrated in a single identifiable asset, the Sympazan product rights. The Sympazan product rights acquired consist of the license for the Sympazan intellectual property, regulatory documentation, domain names, certain at-market contracts, and customers lists, and are considered a single asset as they are inextricably linked. The Company concluded that the contingent milestone payment and contingent royalty payments were not required to be accounted for as derivatives pursuant to scope exceptions in ASC 815 and therefore included the contingent milestone payment within, and excluded the contingent royalty payments from, the cost of the asset acquisition. The relative fair values of identifiable assets from the acquisition of Sympazan are based on estimates of fair value using assumptions that the Company believes are reasonable.

The following table summarizes the fair value of assets acquired in the acquisition of Sympazan (in thousands):

Inventories	$ 1,300
Intangible assets (Sympazan product rights)	14,550
Total assets acquired	$ 15,850

The Company determined that the acquired Sympazan product rights would be amortized over a 12-year period.

NOTE 3. REVENUE

Disaggregated Revenue

The following table reflects summary revenue, net for the years ended December 31, 2023 and 2022 (in thousands):

	Year ended December 31,	
	2023	**2022**
Product sales, net:		
ROLVEDON	$ 18,175	$ —
INDOCIN products	87,217	100,338
Sympazan	9,938	1,768
Otrexup	12,026	11,148
SPRIX	9,150	9,110
CAMBIA	8,070	24,720
Zipsor	3,460	3,364
Other products	1,415	4,673
Total product sales, net	149,451	155,121
Royalties and milestone revenue	2,433	2,403
Other revenue	185	(1,290)
Total revenues	$ 152,069	$ 156,234

Product Sales, Net

As a result of the Spectrum Merger, the Company began recognizing ROLVEDON sales in August 2023. The Company acquired Sympazan and began recognizing its product sales in October 2022.

Other product sales include product sales for OXAYDO and SOLUMATRIX product. The Company ceased OXAYDO product sales beginning in September 2023, and ceased SOLUMATRIX sales beginning in July 2022.

Royalties and Milestone Revenue

In November 2010, the Company entered into a license agreement granting Miravo the rights to commercially market CAMBIA in Canada. Miravo independently contracts with manufacturers to produce a specific CAMBIA formulation in Canada. The Company recognized revenue related to the CAMBIA licensing agreement of $2.0 million and $1.9 million, respectively, for the years ended December 31, 2023 and 2022.

The Company records contract liabilities in the form of deferred revenue resulting from prepayments from customers in Other Current Liabilities on the Consolidated Balance Sheets. As of December 31, 2023, and 2022, contract liabilities were zero and $0.2 million, respectively. The Company recognized Milestone revenue associated with the completion of certain service milestones of $0.4 million and $0.5 million during the years ended December 31, 2023 and 2022, respectively.

Other Revenue

Other revenue consists of sales adjustments for previously divested products, which includes adjustments to reserves for product sales allowances (gross-to-net sales allowances) and can result in a reduction to or an increase to total revenue during the period. Sales adjustments for previously divested products resulted in an increase to total revenue of $0.2 million for the year ended December 31, 2023 and a reduction to total revenue of $1.3 million for the year ended December 31, 2022.

NOTE 4. ACCOUNTS RECEIVABLES, NET

As of December 31, 2023 and 2022, accounts receivable, net, consisted entirely of receivables related to product sales, net of allowances for cash discounts for prompt payment of $0.9 million and $0.9 million, respectively.

NOTE 5. INVENTORIES, NET

The following table reflects the components of inventory, net as of December 31, 2023 and 2022 (in thousands):

	December 31,	
	2023	**2022**
Raw materials	$ 10,537	$ 1,367
Work-in-process	2,239	2,735
Finished goods	24,910	9,594
Total inventories, net	$ 37,686	$ 13,696

The Company writes down the value of inventory for potential excess or obsolete inventories based on an analysis of inventory on hand and projected demand. As of December 31, 2023 and 2022, inventory reserves were $6.8 million and $2.8 million, respectively.

NOTE 6. PREPAID AND OTHER CURRENT ASSETS

The following table reflects prepaid and other current assets as of December 31, 2023 and 2022 (in thousands):

	December 31,	
	2023	**2022**
Prepaid assets and deposits	$ 11,973	$ 8,268
Other current assets	299	—
Total prepaid and other current assets	$ 12,272	$ 8,268

Other current assets includes the Company's investment in NES Therapeutic, Inc. ("NES"). In August 2018, the Company entered into a Convertible Secured Note Purchase Agreement (the "Note Agreement") with NES. Pursuant the terms of the Note Agreement, the Company purchased a $3.0 million aggregate principal Convertible Secured Promissory Note (the "NES Note") which accrues interest annually at a rate of 10% for total consideration of $3.0 million, with both the aggregate principal and accrued interest due at maturity on August 2, 2024. Pursuant to the Note Agreement, the NES Note is convertible into equity based on (i) U.S. Food and Drug Administration ("FDA") acceptance of the New Drug Application ("NDA"), (ii) initiation of any required clinical trials by NES, or (iii) a qualified financing event by NES, as defined in the Note Agreement. This investment is accounted as a loan receivable and is valued at amortized cost. As of both December 31, 2023 and 2022, the Company has assessed an estimated $3.5 million expected credit loss on its investment based on its evaluation of probability of default that exists. The expected credit loss recognized in each period represents the entire aggregate principal amount and outstanding interest incurred on the NES Note as of both December 31, 2023 and 2022.

NOTE 7. PROPERTY AND EQUIPMENT, NET

The following table reflects property and equipment, net as of December 31, 2023 and 2022 (in thousands):

| | December 31, | |
	2023	2022
Furniture and office equipment	$ 1,908	$ 1,712
Laboratory equipment	20	20
Leasehold improvements	2,945	2,945
Construction in progress	528	—
	5,401	4,677
Less: Accumulated depreciation	(4,631)	(3,933)
Property and equipment, net	$ 770	$ 744

Depreciation expense was $0.7 million and $0.8 million for the years ended December 31, 2023 and 2022, respectively. Depreciation expense is recognized in Selling, general and administrative expenses in the Company's Consolidated Statements of Comprehensive (Loss) Income.

NOTE 8. INTANGIBLE ASSETS

Intangible Assets

The following table reflects the gross carrying amounts and net book values of intangible assets as of December 31, 2023 and 2022 (dollar amounts in thousands):

| Product rights | Remaining Useful Life (In years) | December 31, 2023 | | | | December 31, 2022 | | |
		Gross Carrying Amount	Accumulated Amortization	Impairment	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
ROLVEDON	9.6	$ 220,500	$ (5,270)	$ (157,095)	$ 58,135	$ —	$ —	$ —
INDOCIN	2.0	154,100	(44,814)	(88,494)	20,792	154,100	(33,495)	120,605
Sympazan	10.8	14,550	(1,415)	—	13,135	14,550	(202)	14,348
Otrexup	6.0	44,086	(10,103)	(27,723)	6,260	44,086	(5,511)	38,575
SPRIX	3.4	39,000	(19,663)	(6,327)	13,010	39,000	(14,532)	24,468
Total Intangible Assets		$ 472,236	$ (81,265)	$ (279,639)	$ 111,332	$ 251,736	$ (53,740)	$ 197,996

During the third quarter of 2023, the Company's market capitalization declined to below the book value of the Company's equity, which management determined represented an indicator of impairment with respect to its long-lived assets. Applying the relevant accounting guidance, the Company first assessed the recoverability of its long-lived assets. In performing this assessment, management concluded it was appropriate to group its assets at the entity level, most notably attributed to the significant shared operating cost structure which characterizes Assertio. The Company determined the carrying value of this asset group was not recoverable. Management then assessed and concluded that the fair value of the asset group was less than its carrying value and so recognized an impairment loss of $238.8 million, which was allocated to the individual intangible assets of the group and is classified within Loss on impairment of intangible assets in the Consolidated Statement of Comprehensive (Loss) Income. The fair value of the asset group was determined using both an income and a market approach and used Level 3 inputs. These inputs included estimates of forecasted cash flows and the selection of comparable revenue and earnings multiples utilizing guideline companies.

In the fourth quarter of 2023, the Company's market capitalization further declined below book value, which management determined represented an indicator of impairment. A similar assessment of recoverability and impairment was performed, except that management changed its determination of long-lived asset groups from the entity level to the product level. The asset group reassessment, which will be applied prospectively, was concluded to be necessary by management because of strategic changes to the Company's operating cost structure in the form of reduced levels of shared costs, attributed primarily by the fourth quarter of 2023 and revised, expected go-forward performance of INDOCIN. Management concluded that the fair values of the INDOCIN and Otrexup asset groups were less than their carrying values and recognized an impairment loss for these asset groups of approximately $36.0 million and $4.8 million, respectively. These impairment charges are classified within Loss on impairment of intangible assets in the Consolidated Statement of Comprehensive (Loss) Income. The fair values of the asset groups were determined using an income approach and used Level 3 inputs, which included estimates of forecasted cash flows for each product. In addition, the Company revised the remaining useful life of the INDOCIN product rights intangible asset to 2.0 years as of December 31, 2023, which management believes better reflects the period over which the Company will consume the economic benefit of the intangible asset. The impact of this change in estimate is reflected in expected future annual amortization expense disclosed below.

The Company recognized no impairment of its long-lived assets during the year ended December 31, 2022.

Amortization expense was $27.5 million and $32.6 million for the years ended December 31, 2023 and 2022, respectively.

The following table reflects future amortization expense the Company expects for its intangible assets (in thousands):

Year Ending December 31,		Estimated Amortization Expense
2024	$	22,526
2025		22,526
2026		12,130
2027		9,909
2028		8,322
Thereafter		35,919
Total	$	111,332

NOTE 9. OTHER LONG-TERM ASSETS

The following table reflects other long-term assets as of December 31, 2023 and 2022 (in thousands):

		December 31,		
		2023		2022
Operating lease right-of-use assets	$	1,269	$	137
Prepaid asset and deposits		1,289		1,607
Other		697		965
Total other long-term assets	$	3,255	$	2,709

NOTE 10. ACCRUED LIABILITIES

The following table reflects accrued liabilities as of December 31, 2023 and 2022 (in thousands):

		December 31,		
		2023		2022
Accrued compensation	$	2,438	$	3,117
Accrued restructuring (See Note 13)		4,378		—
Other accrued liabilities		9,492		6,561
Taxes payable		—		—
Interest payable		867		1,593
Accrued royalties		1,038		910
Total accrued liabilities	$	18,213	$	12,181

NOTE 11. DEBT

The following table reflects the Company's debt as of December 31, 2023 and 2022 (in thousands):

	December 31,			
	2023		**2022**	
6.5% Senior Convertible Notes due 2027	$	40,000	$	70,000
Royalty Rights obligation		—		470
Total principal amount		40,000		70,470
Plus: derivative liability for embedded conversion feature		308		252
Less: unamortized debt issuance costs		(1,794)		(3,849)
Carrying value		38,514		66,873
Less: current portion of long-term debt		—		(470)
Long-term debt, net	$	38,514	$	66,403

6.5% Convertible Senior Notes due 2027

On August 22, 2022, Assertio entered into a purchase agreement (the "Purchase Agreement"), with U.S. Bank Trust Company as the trustee (the "2027 Convertible Note Trustee") of the initial purchasers (the "Initial Purchasers") to issue $60.0 million in aggregate principal amount of 6.5% Convertible Senior Notes due 2027 (the "2027 Convertible Notes"). Under the Purchase Agreement, the Initial Purchasers were also granted an overallotment option to purchase up to an additional $10.0 million aggregate principal amount of the 2027 Convertible Notes solely to cover overallotment (the "Overallotment Option") within a 13-day period from the date the initial 2027 Convertible Notes were issued. On August 24, 2022, the Initial Purchasers exercised the Overallotment Option in full for the $10.0 million aggregate principal of additional 2027 Convertible Notes. The 2027 Convertible Notes are senior unsecured obligations of the Company.

The Company used the net proceeds from the issuance of the 2027 Convertible Notes to repurchase $59.0 million aggregate principal amount of its then outstanding 13% senior secured notes due 2024 (the "2024 Secured Notes") assumed in accordance with the Zyla Merger and $3.0 million in associated interest payments pursuant to privately negotiated exchange agreements entered into concurrently with the pricing of the offering of the 2027 Convertible Notes.

On February 27, 2023, the Company completed a privately negotiated exchange of $30.0 million principal amount of the 2027 Convertible Notes (the "Convertible Note Exchange"). Pursuant to the Convertible Note Exchange, 6,990,000 shares of the Company's common stock, plus an additional $10.5 million in cash, were issued to settle a portion of the 2027 Convertible Notes (the "Exchanged Notes"). As a result of the Convertible Note Exchange in the first quarter of 2023, the Company recorded an induced conversion expense of approximately $8.8 million and direct transaction costs of approximately $1.1 million, the total of which is reported in Debt-related expenses in the Company's Consolidated Statements of Comprehensive (Loss) Income for the year ended December 31, 2023. The induced conversion expense represents the fair value of the consideration transferred in the Convertible Note Exchange in excess of the fair value of common stock issuable under the original terms of the 2027 Convertible Notes. Additionally, approximately $1.6 million of unamortized issuance costs related to the Exchanged Notes were recognized as Additional paid-in capital in the Company's Consolidated Balance Sheets for the year ended December 31, 2023.

The terms of the 2027 Convertible Notes are governed by an indenture dated August 25, 2022 (the "2027 Convertible Note Indenture"). The terms of the 2027 Convertible Notes allow for conversion into the Company's common stock, cash, or a combination of cash and common stock, at the Company's election only, at an initial conversion rate of 244.2003 shares of the Company's common stock per $1,000 principal amount (equal to an initial conversion price of approximately $4.09 per share), subject to adjustments specified in the 2027 Convertible Note Indenture (the "Conversion Rate"). The 2027 Convertible Notes will mature on September 1, 2027, unless earlier repurchased or converted.

The 2027 Convertible Notes bear interest from August 25, 2022 at a rate of 6.5% per annum payable semiannually in arrears on March 1 and September 1 of each year, beginning on March 1, 2023.

Pursuant to the terms of the Indenture, the Company and its restricted subsidiaries must comply with certain covenants, including mergers, consolidations, and divestitures; guarantees of debt by subsidiaries; issuance of preferred and/or disqualified stock; and liens on the Company's properties or assets. The Company was in compliance with its covenants with respect to the 2027 Convertible Notes as of December 31, 2023.

The following table reflects the carrying balance of the 2027 Convertible Notes as of December 31, 2023 and 2022 (in thousands):

	December 31,			
	2023		**2022**	
Principal balance	$	40,000	$	70,000
Derivative liability for embedded conversion feature		308		252
Unamortized debt issuance costs		(1,794)		(3,849)
Carrying balance	$	38,514	$	66,403

The debt issuance costs incurred related to the 2027 Convertible Notes are recognized as a debt discount and are being amortized as interest expense over the term of the 2027 Convertible Notes using the effective interest method with an effective interest rate determined to be 7.8%. During the year ended December 31, 2023, the Company amortized $0.4 million of the debt discount on the 2027 Convertible Notes.

The Company determined that an embedded conversion feature included in the 2027 Convertible Notes required bifurcation from the host contract and to be recognized as a separate derivative liability carried at fair value. See Note 20, Fair Value, for further details around the estimated fair value of the derivative liability. The estimated fair value of the derivative liability, which utilized Level 3 inputs was determined using a binomial lattice model using certain assumptions and consideration of an increased conversion ratio on the underlying convertible notes that could result from the occurrence of certain events. Accordingly, the Company has recognized a loss on the fair value adjustment of the derivative liability in the amount of $0.1 million in Other gain (loss) in the Consolidated Statements of Comprehensive (Loss) Income for the year ended December 31, 2023. There was no gain or loss on the fair value adjustment of the derivative liability for the year ended December 31, 2022. All of the other embedded features of the 2027 Convertible Notes were clearly and closely related to the debt host and did not require bifurcation as a derivative liability, or the fair value of the bifurcated features was immaterial to the Company's financial statements.

Royalty Rights Obligation

In accordance with the Zyla Merger, the Company assumed a royalty rights agreement (the "Royalty Rights") with each of the holders of its 2024 Secured Notes pursuant to which the Company agreed to pay an aggregate 1.5% royalty on Net Sales (as defined in the indenture governing the 2027 Secured Notes) through December 31, 2022. The Royalty Rights terminated on December 31, 2022, and the Company paid in cash its remaining Royalty Rights obligations during the second quarter of 2023.

Interest Expense

The following table reflects debt-related interest included in Interest expense in the Company's Consolidated Statements of Comprehensive (Loss) Income as of December 31, 2023 and 2022 (in thousands):

	Year ended December 31,			
	2023		**2022**	
Interest on 2027 Convertible Notes	$	2,925	$	1,592
Interest on 2024 Secured Notes		—		6,065
Amortization of Royalty Rights [1]		—		68
Amortization of debt issuance costs		455		236
Total interest expense	$	3,380	$	7,961

(1)   As a result of the extinguishment of the Royalty Rights obligation, there will be no additional amortization expense recognized in future periods.

NOTE 12. OTHER LONG-TERM LIABILITIES

The following table reflects other long-term liabilities as of December 31, 2023 and 2022 (in thousands):

	December 31,	
	2023	2022
ROLVEDON product royalties	$ 9,224	$ —
Noncurrent operating lease liabilities	1,470	—
Liability for uncertain tax provisions	4,553	4,269
Deferred employee retention credits	1,212	—
Total other long-term liabilities	$ 16,459	$ 4,269

NOTE 13. RESTRUCTURING CHARGES

In August 2023, the Company implemented a reorganization plan of its workforce and other resources primarily designed to realize the synergies of the Spectrum Merger (the "Spectrum Reorganization Plan"). The Spectrum Reorganization Plan was primarily focused on the reduction of staff at the Company's headquarters office and the exit of certain leased facilities and office equipment. The Company expects the recognition of any additional costs and all cash payments under the Spectrum Reorganization Plan to be completed by the end of 2024.

The staff reductions under the Spectrum Reorganization Plan are the result of a distinct severance plan approved by the Company's Board of Directors and are not being executed as part of established Company policies or plans. Accordingly, the related employee compensation costs were primarily recognized in the third quarter of 2023, which is when the plan and underlying terms were finalized, approved by the Company's Board of Directors, and communicated to the impacted staff, and since the reductions were effective immediately. Total employee compensation costs recognized under the Spectrum Reorganization Plan through December 31, 2023 were approximately $2.6 million. In addition, the leased facilities and office equipment referenced above are not expected to be used for any business purpose, and the Company will not sublease the facilities and office equipment due to the short remaining lease terms. Accordingly, the criteria for abandonment accounting to be applied to the leased facilities and office equipment were met in the third quarter of 2023. The facility exit costs represent the acceleration of the underlying right-of-use asset amortization to align with the cease use date for the abandoned facilities and office equipment. Total facility exit costs recognized under the Spectrum Reorganization Plan for year ended December 31, 2023 were $1.3 million. There are no remaining facility exits costs expected to be recognized by the Company under the Spectrum Reorganization Plan as of December 31, 2023.

Effective as of January 2, 2024, the Company separated from the service of its former President and Chief Executive Officer. Pursuant to his then existing Management Continuity Agreement with the Company, the former President and Chief Executive Officer was entitled to severance compensation and benefits of approximately $1.5 million, which was recognized as Restructuring charges within the Consolidated Statement of Comprehensive (Loss) Income for year ended December 31, 2023, the period in which the separation and related severance benefit was determined to be probable.

The following table reflects total expenses related to restructuring activities recognized within the Consolidated Statement of Comprehensive (Loss) Income as Restructuring charges for year ended December 31, 2023 (in thousands):

	Year ended December 31,
	2023
Employee compensation costs	$ 4,068
Facility exit costs	1,281
Other costs	127
Total restructuring costs	$ 5,476

The following table summarizes the changes in the Company's accrued restructuring liability for employee compensation costs, which is classified within Accrued liabilities in the Consolidated Balance Sheet as of December 31, 2023 (in thousands):

	Employee compensation costs
Balance as of December 31, 2022	$ —
Restructuring accrual assumed in Spectrum Merger (See Note 2)	7,508
Net accrual additions	4,068
Cash paid	(7,198)
Balance as of December 31, 2023	$ 4,378

NOTE 14. LEASES

As of December 31, 2023, the Company has a non-cancelable operating lease for its corporate office, which is located in Lake Forest, Illinois (the "Lake Forest Lease"). On May 1, 2023, the Company amended the Lake Forest Lease to reduce the size of leased premises and extend the term of the lease through December 31, 2030. In conjunction with the amendment of the Lake Forest Lease on May 1, 2023, the Company recognized an increase to both operating right-of-use asset and noncurrent operating lease liability of approximately $1.3 million, which was calculated using a discount rate of 7.41%.

In connection with the Spectrum Merger, the Company assumed leases for two facilities and certain office equipment which Spectrum had previously been the lessee. Refer to Note 13, Restructuring Charges, for further detail on the accounting for the leases assumed in the Spectrum Merger. As of December 31, 2023, the value of the operating right-of-use assets associated with these leases is zero, and the value of the current and noncurrent lease liabilities associated with these leases was $0.8 million and $0.3 million, respectively.

The following table reflects lease expense and sublease income for the years ended December 31, 2023 and 2022 (in thousands):

		Year ended December 31,	
	Financial Statement Classification	**2023**	**2022**
Operating lease cost	Selling, general and administrative expenses	$ 229	$ 158
Operating lease cost	Other gain (loss)	—	541
Total lease cost		$ 229	$ 699
Sublease income	Other gain (loss)	$ —	$ 1,223

The following table reflects supplemental cash flow information related to leases for the years ended December 31, 2023 and 2022 (in thousands):

	Year ended December 31,	
	2023	**2022**
Cash paid for amounts included in measurement of liabilities:		
Operating cash flows used in operating leases	$ 717	$ 1,983

The following table reflects supplemental balance sheet information related to leases as of December 31, 2023 and 2022 (in thousands):

| | Financial Statement Classification | December 31, | | | |
		2023		2022	
Assets					
Operating lease right-of-use assets	Other long-term assets	$	1,269	$	137
Liabilities					
Current operating lease liabilities	Other current liabilities	$	928	$	401
Noncurrent operating lease liabilities	Other long-term liabilities		1,470		—
Total lease liabilities		$	2,398	$	401

The following table reflects other lease information as of December 31, 2023 and 2022:

| | December 31, | |
	2023	2022
Weighted-average remaining lease term (years):		
Operating leases	4.6	1.0
Weighted-average discount rate:		
Operating leases	5.7 %	11.1 %

The following table reflects future minimum lease payments under the Company's non-cancelable operating leases as of December 31, 2023 (in thousands):

	Lease Payments	
2024	$	1,074
2025		412
2026		307
2027		243
2028		253
Thereafter		537
Total lease payments	$	2,826
Less: Interest		428
Present value of lease liabilities	$	2,398

NOTE 15. COMMITMENTS AND CONTINGENCIES

Jubilant HollisterStier Manufacturing and Supply Agreement

In connection with the Zyla Merger, the Company assumed a Manufacturing and Supply Agreement (the "Jubilant HollisterStier Agreement") with Jubilant HollisterStier LLC ("JHS") pursuant to which the Company engaged JHS to provide certain services related to the manufacture and supply of SPRIX for the Company's commercial use. Under the Jubilant HollisterStier Agreement, JHS is responsible for supplying a minimum of 75% of the Company's annual requirements of SPRIX. The Company agreed to purchase a minimum number of batches of SPRIX per calendar year from JHS over the term of the Jubilant HollisterStier Agreement. Total commitments to JHS are approximately $1.5 million.

Antares Supply Agreement

In connection with the Otrexup acquisition, the Company entered into a supply agreement with Antares pursuant to which Antares will manufacture and supply the finished Otrexup products (the "Antares Supply Agreement"). Under the Antares Supply Agreement, the Company has agreed to annual minimum purchase obligations from Antares, which approximate $2.0 million annually. The Antares Supply Agreement has an initial term through December 2031 with renewal terms beyond.

Hanmi Supply Agreement

In connection with the Spectrum Merger, the Company assumed a Manufacturing and Supply Agreement (the "Hanmi Agreement") with Hanmi Pharmaceutical Co. Ltd. ("Hanmi") pursuant to which the Company engaged Hanmi to provide certain services related to the manufacture and supply of ROVELDON for the Company's commercial use. The Company has agreed to purchase a minimum number of batches totaling approximately $19.1 million in 2024 and $3.8 million in 2025.

General

The Company is currently involved in various lawsuits, claims, investigations and other legal proceedings that arise in the ordinary course of business. The Company recognizes a loss contingency provision in its financial statements when it concludes that a contingent liability is probable, and the amount thereof is estimable. Costs associated with the Company's involvement in legal proceedings are expensed as incurred. Amounts accrued for legal contingencies are based on management's best estimate of a loss based upon the status of the cases described below, assessments of the likelihood of damages, and the advice of counsel and often result from a complex series of judgments about future events and uncertainties that rely heavily on estimates and assumptions including timing of related payments. As of both December 31, 2023 and December 31, 2022, the Company had a legal contingency accrual of approximately $3.2 million. The Company continues to monitor each matter and adjust accruals as warranted based on new information and further developments in accordance with ASC 450-20-25. For matters discussed below for which a loss is not probable, or a probable loss cannot be reasonably estimated, no liability has been recorded. Provisions for loss contingencies are recorded in Selling, general and administrative expense in the Company's Consolidated Statements of Comprehensive (Loss) Income and the related accruals are recorded in Accrued liabilities in the Company's Consolidated Balance Sheets.

Other than matters disclosed below, the Company may from time to time become party to actions, claims, suits, investigations or proceedings arising from the ordinary course of its business, including actions with respect to intellectual property claims, breach of contract claims, labor and employment claims and other matters. The Company may also become party to further litigation in federal and state courts relating to opioid drugs. Although actions, claims, suits, investigations and proceedings are inherently uncertain and their results cannot be predicted with certainty, other than the matters set forth below, the Company is not currently involved in any matters that the Company believes may have a material adverse effect on its business, results of operations, cash flows or financial condition. However, regardless of the outcome, litigation can have an adverse impact on the Company because of associated cost and diversion of management time.

Glumetza Antitrust Litigation

Antitrust class actions and related direct antitrust actions were filed in the U.S. District Court for the Northern District of California against the Company and several other defendants relating to its former drug Glumetza®. The plaintiffs sought to represent a putative class of direct purchasers of Glumetza. In addition, several retailers, including CVS Pharmacy, Inc., Rite Aid Corporation, Walgreen Co., the Kroger Co., the Albertsons Companies, Inc., H-E-B, L.P., and Hy-Vee, Inc. (the "Retailer Plaintiffs"), filed substantially similar direct purchaser antitrust claims in the same District Court.

On July 30, 2020, Humana Inc. ("Humana") also filed a complaint against the Company and several other defendants in the U.S. District Court for the Northern District of California alleging similar claims related to Glumetza. The claims asserted by Humana in its federal case were ultimately withdrawn, and analogous claims were instead asserted by Humana in an action it filed in the California Superior Court of Alameda on February 8, 2021, and subsequently amended in September 2021. Additionally, on April 5, 2022, Health Care Service Corporation ("HCSC") filed a complaint against the Company and the same other defendants in the California Superior Court of Alameda alleging similar claims related to Glumetza.

These antitrust cases arise out of a Settlement and License Agreement (the "Settlement") that the Company, Santarus, Inc. ("Santarus") and Lupin Limited ("Lupin") entered into in February 2012 that resolved patent infringement litigation filed by the Company against Lupin regarding Lupin's Abbreviated New Drug Application for generic 500 mg and 1000 mg tablets of Glumetza. The antitrust plaintiffs allege, among other things, that the Settlement violated the antitrust laws because it allegedly included a "reverse payment" that caused Lupin to delay its entry in the market with a generic version of Glumetza. The alleged "reverse payment" is an alleged commitment on the part of the settling parties not to launch an authorized generic version of Glumetza for a certain period. The antitrust plaintiffs allege that the Company and its co-defendants, which include Lupin as well as Bausch Health (the alleged successor in interest to Santarus), are liable for damages under the antitrust laws for overcharges that the antitrust plaintiffs allege they paid when they purchased the branded version of Glumetza due to delayed generic entry. Plaintiffs seek treble damages for alleged past harm, attorneys' fees and costs.

On September 14, 2021, the Retailer Plaintiffs voluntarily dismissed all claims against the Company pursuant to a settlement agreement with the Company in return for $3.15 million. On February 3, 2022, the District Court issued its final order approving a settlement of the direct purchaser class plaintiffs' claims against the Company in return for $3.85 million.

With respect to the California state court lawsuits, on November 24, 2021, the state court granted in part and denied in part a demurrer by the defendants in the Humana action. That case was consolidated in November 2022 with the HCSC action for pre-trial and trial purposes. On July 5, 2023, the state court denied a motion for judgment on the pleadings filed by the defendants in the Humana action. These California state cases are now in the midst of discovery, and trial is scheduled for December 2024.

The Company intends to defend itself vigorously in the consolidated California state court lawsuits. A liability for this matter has been recorded in the financial statements.

Opioid-Related Request and Subpoenas

As a result of the greater public awareness of the public health issue of opioid abuse, there has been increased scrutiny of, and investigation into, the commercial practices of opioid manufacturers generally by federal, state, and local regulatory and governmental agencies. In March 2017, Assertio Therapeutics received a letter from then-Sen. Claire McCaskill (D-MO), the then-Ranking Member on the U.S. Senate Committee on Homeland Security and Governmental Affairs, requesting certain information regarding Assertio Therapeutics' historical commercialization of opioid products. Assertio Therapeutics voluntarily furnished information responsive to Sen. McCaskill's request. Since 2017, Assertio Therapeutics has received and responded to subpoenas from the U.S. Department of Justice ("DOJ") seeking documents and information regarding its historical sales and marketing of opioid products. Assertio Therapeutics has also received and responded to subpoenas or civil investigative demands focused on its historical promotion and sales of Lazanda, NUCYNTA, and NUCYNTA ER from various state attorneys general seeking documents and information regarding Assertio Therapeutics' historical sales and marketing of opioid products. In addition, Assertio Therapeutics received and responded to a subpoena from the State of California Department of Insurance ("CDI") seeking information relating to its historical sales and marketing of Lazanda. The CDI subpoena also sought information on Gralise, a non-opioid product formerly in Assertio Therapeutics' portfolio. In addition, Assertio Therapeutics received and responded to a subpoena from the New York Department of Financial Services seeking information relating to its historical sales and marketing of opioid products. The Company has also received a subpoena from the New York Attorney General in May 2023, pursuant to which the New York Attorney General is seeking information concerning the sales and marketing of opioid products (Lazanda, NUCYNTA, NUCYNTA ER, and OXAYDO) by Assertio Therapeutics and Zyla. The Company also from time to time receives and responds to subpoenas from governmental authorities related to investigations primarily focused on third parties, including healthcare practitioners. The Company is cooperating with the foregoing governmental investigations and inquiries.

In July 2022, the Company became aware that the DOJ issued a press release stating that it had settled claims against a physician whom the DOJ alleged had received payments for paid speaking and consulting work from two pharmaceutical companies, including Depomed, Inc. ("Depomed," now known as Assertio Therapeutics), in exchange for prescribing certain of the companies' respective products. As part of the settlement, the physician did not admit liability for such claims and the press release stated that there has been no determination of any liability for such claims. The Company denies any wrongdoing and disputes the DOJ's characterization of the payments from Depomed.

Multidistrict and Other Federal Opioid Litigation

A number of pharmaceutical manufacturers, distributors and other industry participants have been named in numerous lawsuits around the country brought by various groups of plaintiffs, including city and county governments, hospitals, individuals and others. In general, the lawsuits assert claims arising from defendants' manufacturing, distributing, marketing and promoting of FDA-approved opioid drugs. The specific legal theories asserted vary from case to case, but the lawsuits generally include federal and/or state statutory claims, as well as claims arising under state common law. Plaintiffs seek various forms of damages, injunctive and other relief and attorneys' fees and costs.

For such cases filed in or removed to federal court, the Judicial Panel on Multi-District Litigation issued an order in December 2017, establishing a Multi-District Litigation court ("MDL Court") in the Northern District of Ohio (In re National Prescription Opiate Litigation, Case No. 1:17-MD-2804). Since that time, more than 2,000 such cases that were originally filed in U.S. District Courts, or removed to federal court from state court, have been filed in or transferred to the MDL Court.

Assertio Therapeutics is currently involved in a subset of the lawsuits that have been filed in or transferred to the MDL Court. Assertio Holdings has also been named in six such cases. In April 2022, the Judicial Panel on Multi-District Litigation issued an order stating that it would no longer transfer new opioid cases to the MDL Court. Since that time, Assertio Therapeutics has been named in lawsuits pending in federal courts outside of the MDL Court (in Georgia and New York). Plaintiffs may file additional lawsuits in which the Company may be named, and plaintiffs may also seek leave to add the Company to lawsuits already on file in the MDL Court. Plaintiffs in the pending federal cases involving Assertio Therapeutics or Assertio Holdings include individuals; county, municipal and other governmental entities; employee benefit plans, health insurance providers and other payors; hospitals, health clinics and other health care providers; Native American tribes; and non-profit organizations who assert, for themselves and in some cases for a putative class, federal and state statutory claims and state common law claims, such as conspiracy, nuisance, fraud, negligence, gross negligence, negligent and intentional infliction of emotional distress, deceptive trade practices, and products liability claims (defective design/failure to warn). In these cases, plaintiffs seek a variety of forms of relief, including actual damages to compensate for alleged personal injuries and for alleged past and future costs such as to provide care and services to persons with opioid-related addiction or related conditions, injunctive relief, including to prohibit alleged deceptive marketing practices and abate an alleged nuisance, establishment of a compensation fund, establishment of medical monitoring programs, disgorgement of profits, punitive and statutory treble damages, and attorneys' fees and costs. No trial date has been set in any of these lawsuits, which are at an early stage of proceedings. Assertio Therapeutics and Assertio Holdings intend to defend themselves vigorously in these matters.

State Opioid Litigation

Related to the federal cases noted above, there have been hundreds of similar lawsuits filed in state courts around the country, in which various groups of plaintiffs assert opioid-drug related claims against similar groups of defendants. Assertio Therapeutics is currently named in a subset of those cases, including cases in Delaware, Missouri, Pennsylvania, Texas and Utah. Assertio Holdings is named as a defendant in one of these cases in Pennsylvania. Plaintiffs may file additional lawsuits in which the Company may be named. In the pending cases involving Assertio Therapeutics or Assertio Holdings, plaintiffs are asserting state common law and statutory claims against the defendants, and the majority of those cases are similar in nature to the claims asserted in the MDL cases. Plaintiffs are seeking actual damages, disgorgement of profits, injunctive relief, punitive and statutory treble damages, and attorneys' fees and costs. The state lawsuits in which Assertio Therapeutics or Assertio Holdings has been served are generally each at an early stage of proceedings. Assertio Therapeutics and Assertio Holdings intend to defend themselves vigorously in these matters.

Insurance Litigation

On January 15, 2019, Assertio Therapeutics was named as a defendant in a declaratory judgment action filed by Navigators Specialty Insurance Company ("Navigators") in the U.S. District Court for the Northern District of California (Case No. 3:19-cv-255). Navigators was Assertio Therapeutics' primary product liability insurer. Navigators was seeking declaratory judgment that opioid litigation claims noticed by Assertio Therapeutics (as further described above under "Multidistrict and Other Federal Opioid Litigation" and "State Opioid Litigation") are not covered by Assertio Therapeutics' life sciences liability policies with Navigators. On February 3, 2021, Assertio Therapeutics entered into a Confidential Settlement Agreement and Mutual Release with Navigators to resolve the declaratory judgment action and Assertio Therapeutics' counterclaims. Pursuant to the Settlement Agreement, the parties settled and the coverage action was dismissed without prejudice.

During the first quarter of 2021, Assertio Therapeutics received $5.0 million in insurance reimbursement for previous opioid-related spend, which was recognized within Selling, general and administrative expenses in the Company's Consolidated Statements of Comprehensive (Loss) Income for the year ended December 31, 2021.

On July 16, 2021, Assertio Therapeutics filed a complaint for declaratory relief against one of its excess products liability insurers, Lloyd's of London Newline Syndicate 1218 and related entities ("Newline"), in the Superior Court of the State of California for the County of Alameda. Newline removed the case to the U.S. District Court for the Northern District of California (Case No. 3:21-cv-06642). Assertio Therapeutics was seeking a declaratory judgment that Newline has a duty to defend Assertio Therapeutics or, alternatively, to reimburse Assertio Therapeutics' attorneys' fees and other defense costs for opioid litigation claims noticed by Assertio Therapeutics. On May 18, 2022, Assertio Therapeutics entered into a Confidential Settlement Agreement and Mutual Release with Newline to resolve Assertio Therapeutics' declaratory judgment action. Pursuant to the Settlement Agreement, the parties settled and the coverage action was dismissed with prejudice.

During the second quarter of 2022, Assertio Therapeutics received $2.0 million in insurance reimbursement for previous opioid-related spend, which was recognized within Selling, general and administrative expenses in the Company's Consolidated Statements of Comprehensive (Loss) Income for the year ended December 31, 2022.

On April 1, 2022, Assertio Therapeutics filed a complaint for negligence and breach of fiduciary duty against its former insurance broker, Woodruff-Sawyer & Co. ("Woodruff"), in the Superior Court of the State of California for the County of Alameda (Case No. 22CV009380). Assertio Therapeutics is seeking to recover its damages caused by Woodruff's negligence and breaches of its fiduciary duties in connection with negotiating and procuring products liability insurance coverage for Assertio Therapeutics. The parties are in discovery. Trial is scheduled for March 2025.

Stockholder Actions

Shapiro v. Assertio Holdings, Inc., et al., U.S. District Court, Northern District of Illinois, Case No. 1:24-cv-00169. On January 5, 2024, this putative securities class action lawsuit was filed by a purported shareholder, alleging that Assertio and certain of its current and former executive officers made false or misleading statements and failed to disclose material facts regarding the likely impact of INDOCIN sales and the Spectrum Merger on Assertio's profitability in violation of Sections 10(b) (and Rule 10b-5 promulgated thereunder) and 20(a) of the Exchange Act of 1934, as amended (the "Exchange Act"). As of the March 5, 2024 deadline, seven individuals and entities had filed motions to be appointed lead plaintiff and for approval of counsel. The Company intends to vigorously defend itself in this matter.

Edwards v. Assertio Holdings, Inc., et al., Court of Chancery of the State of Delaware, Case No. 2024-0151. On February 19, 2024, this putative securities class action lawsuit was filed by a purported shareholder, alleging that certain former officers and directors of Spectrum breached their fiduciary duties in connection the Spectrum Merger, and that Guggenheim Securities LLC and Assertio aided and abetted such fiduciary duty breaches. The Company intends to vigorously defend itself in this matter.

Luo v. Spectrum Pharmaceuticals, Inc., et al., U.S. District Court, District of Nevada, Case No. 2:21-cv-01612. On August 31, 2021, this putative securities class action lawsuit was filed by a purported shareholder, alleging that Spectrum and certain of its former executive officers and directors made false or misleading statements and failed to disclose material facts about Spectrum's business and the prospects of approval for its Biologic License Application ("BLA") to the FDA for eflapegrastim (ROLVEDON) in violation of Section 10(b) (and Rule 10b-5 promulgated thereunder) and 20(a) of the Exchange Act. On November 1, 2021, four individuals and one entity filed competing motions to be appointed lead plaintiff and for approval of counsel. On July 28, 2022, the Court appointed a lead plaintiff and counsel for the putative class. On September 26, 2022, an amended complaint was filed alleging, inter alia, false and misleading statements with respect to ROLVEDON manufacturing operations and controls and adding allegations that defendants misled investors about the efficacy of, clinical trial data and market need for poziotinib during a Class Period of March 7, 2018 to August 5, 2021. The amended complaint seeks damages, interest, costs, attorneys' fees, and such other relief as may be determined by the Court. On November 30, 2022, the defendants filed a motion to dismiss the amended complaint, which was fully briefed as of February 27, 2023. On February 6, 2024, the Court held a hearing on the motion to dismiss and issued an order dismissing the lawsuit without prejudice to the lead plaintiff's ability to replead their claims. The lead plaintiff's deadline to file a further amended complaint is March 29, 2024. The Company intends to vigorously defend itself in this matter.

Christiansen v. Spectrum Pharmaceuticals, Inc. et al., Case No. 1:22-cv-10292 (filed December 5, 2022 in the U.S. District Court for the Southern District of New York) (the "New York Action"). Three additional related putative securities class action lawsuits were subsequently filed by Spectrum shareholders against Spectrum and certain of its former executive officers in the U.S. District Court for the Southern District of New York: Osorio-Franco v. Spectrum Pharmaceuticals, Inc., et al., Case No. 1:22-cv-10292 (filed December 5, 2022); Cummings v. Spectrum Pharmaceuticals, Inc., et al., Case No. 1:22-cv-10677 (filed December 19, 2022); and Carneiro v. Spectrum Pharmaceuticals, Inc., et al., Case No. 1:23-cv-00767 (filed January 30, 2023). These three New York lawsuits allege that Spectrum and certain of its former executive officers made false or misleading statements about, inter alia, the safety and efficacy of and clinical trial data for poziotinib in violation of Section 10(b) (and Rule 10b-5 promulgated thereunder) and 20(a) of the Exchange Act, and seek remedies including damages, interest, costs, attorneys' fees, and such other relief as may be determined by the Court. On February 15, 2023, the Court consolidated the three New York lawsuits. On March 21, 2023, the Court entered an order designating Steven Christiansen as the lead plaintiff. Lead plaintiff Christiansen filed an amended consolidated complaint in the New York Action under the caption Christiansen v. Spectrum Pharmaceuticals, Inc, et al., on May 30, 2023, alleging a Class Period between March 17, 2022 and September 2022. The defendants filed a motion to dismiss the consolidated New York Action on July 25, 2023, which was fully briefed as of October 19, 2023. On January 23, 2024, the Court granted the motion to dismiss in part as to five of the challenged statements but denied the motion to dismiss as to two specific statements. The Company filed its answer to the complaint on March 8, 2024. The Company intends to vigorously defend itself in this matter.

Csaba v. Turgeon, et. al, (filed December 15, 2021 in the U.S. District Court District of Nevada); Shumacher v. Turgeon, et. al (filed March 15, 2022 in the U.S. District Court District of Nevada); Johnson v. Turgeon, et. al (filed March 29, 2022 in the U.S. District Court District of Nevada); Raul v. Turgeon, et. al, (filed April 28, 2022 in the U.S. District Court

District of Delaware); and Albayrak v. Turgeon, et. al, (filed June 9, 2022 in the U.S. District Court District of Nevada). These putative stockholder derivative actions were filed against Spectrum (as a nominal defendant), certain of Spectrum's former executive officers and directors. The stockholder derivative complaints allege, inter alia, that certain of Spectrum's former executive officers are liable to Spectrum, pursuant to Section 10(b) and 21(d) of the Exchange Act for contribution and indemnification, if they are deemed (in the Luo class action), to have made false or misleading statements and failed to disclose material facts about Spectrum's business and the prospects of approval for its BLA to the FDA for eflapegrastim. The complaints generally but not uniformly further allege that certain of Spectrum's former officers and directors breached their fiduciary duties, and certain of Spectrum's former directors negligently violated Section 14(a) of the Exchange Act, by allegedly causing such false or misleading statements to be issued and/or failing to disclose material facts about Spectrum's business and the prospects of approval for its BLA to the FDA for eflapegrastim. The allegations state that as a result of the violations, certain of Spectrum's former executive officers and directors committed acts of gross mismanagement, abuse of control, or were unjustly enriched. The plaintiffs generally seek corporate reforms, damages, interest, costs, attorneys' fees, and other unspecified equitable relief. The parties have agreed to stay these derivative actions until there is a decision in the Luo Nevada securities class action either denying a motion to dismiss in whole or in part, or dismissing that securities class action with prejudice.

NOTE 16. EMPLOYEE BENEFIT PLANS

The Company's 401(k) Employee Savings Plan (the "401(k) Plan") is available to U.S. employees meeting certain eligibility criteria. The 401(k) Plan was amended effective January 1, 2022, to make matching contributions in an amount equal to 100% of elective deferral contributions that are not over 5% of compensation. The previous matching contributions amount was equal to 100% of elective deferral contributions that are not over 3% of compensation, plus 50% of elective deferral contributions that are over 3% of compensation but are not over 6% of compensation. The Company may make discretionary matching contributions for employees.

The Company recognized expense of $0.4 million and $0.2 million related to its matching contributions made to the 401(k) Plan during the years ended December 31, 2023 and 2022, respectively. The Company's common stock is not an investment option available to participants in the 401(k) Plan.

NOTE 17. STOCK-BASED COMPENSATION

For the years ended December 31, 2023 and 2022, stock-based compensation expense of $9.2 million and $7.5 million, respectively, was recognized in Selling, general and administrative expenses in the Company's Consolidated Statements of Comprehensive (Loss) Income. The recognized tax benefits on total stock-based compensation expense was $1.5 million and $0.5 million for the years ended December 31, 2023 and 2022, respectively.

As of December 31, 2023, the Company had $4.6 million and $4.0 million of total unrecognized compensation expense related to RSU and stock option grants, respectively, that will both be recognized over a weighted-average vesting period of 1.75 years.

2014 Omnibus Incentive Plan

The Company's 2014 Omnibus Incentive Plan was adopted by the Board of Directors and approved by the shareholders in May 2014, and subsequently amended and restated through May 2023 (so as amended and restated, the "2014 Amended Plan"). The 2014 Amended Plan provides for the grant of stock options, stock appreciation rights, stock awards, cash awards and performance awards to the employees, non-employee directors and consultants of the Company. At December 31, 2023, the number of shares authorized under the 2014 Amended Plan was 16,745,000 shares, of which 5,345,943 were available for future issuance.

Generally, the exercise price of incentive stock options and non-statutory stock options granted under the 2014 Amended Plan must be the fair value of the common stock of the Company on the grant date. The term of incentive and non-statutory stock options may not exceed 10 years from the date of grant. A stock option shall be exercisable on or after each vesting date in accordance with the terms set forth in the stock option agreement. The right to exercise a stock option generally vests over three years at a rate of 33% annually or ratably in monthly installments over the vesting period.

Inducement Incentive Plan

Under the Company's Inducement Incentive Plan adopted by the Board of Directors (the "Inducement Plan"), the Company grants time-based RSUs and stock options to recipients thereof as an inducement material to each respective recipient's entry into employment with the Company in accordance with Nasdaq Listing Rule 5635(c)(4). These inducement awards are subject to such employee's continued service relationship with the Company, with terms and conditions substantially identical to the terms and conditions of the 2014 Amended Plan and the award agreements pursuant to which they were granted. The time-based RSUs and options vest on an annual basis over three years beginning on the anniversary of each individual's applicable employment commencement date. At December 31, 2023, the number of shares authorized under the Inducement Plan was 820,547 shares, of which 449,993 were available for future issuance.

Time-Based Stock Options

The following table reflects assumptions used to calculate the fair value of time-based stock option grants under the 2014 Amended Plan and the Inducement Plan for the years ended December 31, 2023 and 2022:

	December 31,					
	2023			**2022**		
Risk-free interest rate	3.38%	–	4.79%	2.84%	–	3.85%
Dividend yield		—%			—%	
Expected option term (in years)	4.0	–	6.0		6.0	
Expected stock price volatility	120%	–	141%	290%	–	284%

The weighted-average grant date fair value of time-based stock options granted during the years ended December 31, 2023 and 2022 was $4.35 and $2.29 per option share, respectively. There were 133,206 time-based stock options exercised during the year ended December 31, 2023. The total intrinsic value of options exercised during the year ended December 31, 2023 was $0.7 million, and net cash received from stock options exercised during the year ended December 31, 2023 was $0.2 million. Total grant date fair value of options that vested during the years ended December 31, 2023 and 2022 was $1.6 million and $0.8 million, respectively.

The following tables reflects the time-based stock option activity for the year ended December 31, 2023 (dollar amounts in thousands):

	Shares		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)	
Options outstanding as of December 31, 2022	3,270,479	$	2.62			
Options granted	755,680	$	5.10			
Options exercised	(133,206)	$	1.50			
Options forfeited	(77,804)	$	3.96			
Options expired	(17,330)	$	29.15			
Options outstanding as of December 31, 2023	3,797,819	$	3.00	7.5	$	—
Options vested and expected as of vest at December 31, 2023	3,797,819	$	3.00	7.5	$	—
Options exercisable as of December 31, 2023	1,707,697	$	2.97	7.8	$	—

Time-Based Restricted Stock Units

The following table reflects the time-based RSU activity for the year ended December 31, 2023 (dollar amounts in thousands):

	Number of Shares	Weighted Average Grant Date Fair Value Per Share	Weighted Average Remaining Contractual Term (in years)
Non-vested restricted stock units as of December 31, 2022	2,934,096	$ 2.92	
Granted	977,425	$ 4.76	
Vested	(1,388,011)	$ 2.89	
Forfeited	(63,634)	$ 4.57	
Non-vested restricted stock units as of December 31, 2023	2,459,876	$ 3.62	0.9

Time-based RSUs generally vest over one or three years, with 100% or 33% of each award vesting annually, respectively. The total fair value of time-based RSUs that vested during the years ended December 31, 2023 and 2022 was $4.0 million and $4.1 million, respectively.

Performance-based Stock Options and Restricted Stock Units

During the year ended December 31, 2022, the Company granted 1.0 million performance-based stock options ("Performance Options") and 1.0 million performance-based RSUs ("Performance RSUs" and collectively with the Performance Options, referred to as "Performance Awards") to its executive officers under the 2014 Amended Plan. The term of the vested Performance Options may not exceed 10 years from the date of grant. The recipients of the Performance Awards have voting rights and the right to receive a dividend, if applicable, once the underlying shares of common stock have been issued. The fair value of the Performance Awards was determined using a Monte Carlo simulation model which considered a variety of potential future share prices for Assertio. The weighted-average grant date fair value per share of the performance-based RSUs was $2.24 using a risk-free interest rate of 2.84% and contractual term of 3.25 years. The weighted-average grant date fair value per share of the performance-based options was $1.80 using the following key assumptions: (i) weighted-average exercise price of $2.63, (ii) expected stock price volatility of 95.5%, (iii) risk-free interest rate of 2.84%, (iv) expected option term of 3.25 years, and (v) dividend yield of zero percent.

The market-based conditions of the Performance Awards were achieved in the first quarter of 2023. In the second quarter of 2023, the compensation committee of the Company's Board of Directors elected, under the terms of the Performance RSU grants, to settle approximately 0.3 million of the vested Performance RSUs in cash based on their fair market value on the vesting date, and settle 0.2 million of the vested Performance RSUs in shares of the Company's common stock. Approximately 0.5 million of the vested Performance RSUs were withheld to settle the employees' tax liability.

During the second quarter of 2023, approximately $2.6 million was paid by the Company to cash settle the Performance RSUs and $3.4 million was paid by the Company to settle the employee's tax liability, which are included in both Common stock issuance and other impacts of the vesting and settlement of equity awards in the Company's Consolidated Statements of Shareholders' Equity, and Payments related to the vesting and settlement of equity awards in the Company's Consolidated Statements of Cash Flows.

All the Performance Options issued remain vested and outstanding as of December 31, 2023

The Company recognized stock-based compensation expense associated with the Performance Awards ratably over the derived service period of one year. The total fair value of Performance Awards that vested during the year ended December 31, 2023 was $4.0 million.

Other Equity Incentive Plans

The Company's other equity incentive plans as of December 31, 2023 include the Second Amended and Restated 2004 Equity Incentive Plan ("2004 Plan") and the Zyla Life Sciences Amended and Restated 2019 Stock-Based Incentive Compensation Plan (the "2019 Zyla Plan"). Neither plan was utilized for new equity grants during the years ended December 31, 2023 and 2022, as they have no more shares available for future issuance.

NOTE 18. SHAREHOLDERS' EQUITY

Issuance of Common Stock in the Spectrum Merger

Pursuant to the Merger Agreement, shares of Spectrum common stock issued and outstanding immediately prior to the Effective Date, as well as Spectrum restricted stock units, certain stock appreciation rights, certain options to purchase Spectrum common stock, and warrants to purchase Spectrum common stock, which, in each case, were outstanding immediately prior to the Effective Date and were either vested or became vested as a result of the Spectrum Merger on the Effective Date, were converted into the right to receive fully paid and non-assessable shares of the Company's common stock based on the exchange ratio as set forth in the Merger Agreement (see Note 2, Acquisitions) and the CVRs. Accordingly, on the Effective Date the Company issued approximately 38.0 million shares of its common stock to the previous holders of Spectrum common stock, net of a fractional share settlement.

Exchanged Convertible Notes

In connection with the Convertible Note Exchange (See Note 11, Debt) in the first quarter of 2023, the Company paid an aggregate of $10.5 million in cash and issued an aggregate of approximately 7.0 million shares of its common stock in the transactions. The Company did not receive any cash proceeds from the issuance of the shares of its common stock but recognized additional paid-in capital of $28.3 million during the year ended December 31, 2023 related to the common stock share issuance, net of approximately $1.6 million of unamortized issuance costs related to the Exchanged Notes.

At-The-Market Program

During the year ended December 31, 2022, 2.5 million shares of the Company's common stock had been issued and settled at an average price of $3.02 under an at-the-market ("ATM") offering program, through which the Company received gross proceeds of $7.4 million, and net proceeds after commission and fees of $7.0 million. The Company suspended use of the ATM offering program as a result of the issuance of the 2027 Convertible Notes (See Note 11, Debt) and the ATM offering program has since expired.

Warrant Agreements

Upon the Zyla Merger, the Company assumed Zyla's outstanding warrants, which provided the holder the right to receive shares of the Company's common stock. The warrants were exercisable at any time at an exercise price of $0.0016 per share, subject to certain ownership limitations including, with respect to Iroko Pharmaceuticals, Inc. and its affiliates, that no such exercise may increase the aggregate ownership of the Company's outstanding common stock of such parties above 49% of the number of shares of its common stock then outstanding for a period of 18 months.

During the year ended December 31, 2022, 0.4 million warrants were exercised and 0.4 million common shares were issued by the Company. Subsequent to these warrant exercises, there were no outstanding warrants remaining.

Option Exercises

Employees exercised options to purchase 133,206 shares of the Company's common stock during the year ended December 31, 2023, with $0.2 million of net proceeds to the Company. Employees exercised options to purchase 22,631 shares of the Company's common stock during the year ended December 31, 2022, with an immaterial amount of net proceeds to the Company.

NOTE 19. NET (LOSS) INCOME PER SHARE

Basic net (loss) income per share is calculated by dividing the net (loss) income by the weighted-average number of shares of common stock outstanding during the period.

Diluted net (loss) income per share is calculated by dividing the net (loss) income by the weighted-average number of shares of common stock outstanding during the period, plus potentially dilutive common shares, consisting of stock-based awards and equivalents, and convertible debt. For purposes of this calculation, stock-based awards and convertible debt are considered to be potential common shares and are only included in the calculation of diluted net (loss) income per share when their effect is dilutive. The Company uses the treasury-stock method to compute diluted earnings per share with respect to its stock-based awards and equivalents. The Company uses the if-converted method to compute diluted earnings per share with respect to its convertible debt. Under the if-converted method, the Company assumes any convertible debt outstanding was converted at the beginning of each period presented when the effect is dilutive. As a result, interest expense, net of tax, and any other income statement impact associated with the 2027 Convertible Notes, net of tax, is added back to net (loss) income used in the diluted earnings per share calculation. Additionally, the diluted shares used in the diluted earnings per share calculation includes the potential dilution effect of the convertible debt if converted into the Company's common stock. For the year ended December 31, 2022, the Company's potentially dilutive stock-based awards and convertible debt were included in the computation of diluted net income per share. However, as the Company was in a net loss position for the year ended December 31, 2023, the Company's potentially dilutive stock-based awards and convertible debt were not included in the computation of diluted net loss per share, because to do so would be anti-dilutive.

The following table reflects the calculation of basic and diluted (loss) income per common share for the years ended December 31, 2023 and 2022 (in thousands, except for per share amounts):

| | Year ended December 31, | |
	2023	2022
Basic net (loss) income per share		
Net (loss) income	$ (331,942)	$ 109,625
Weighted-average common shares and warrants outstanding	71,031	47,004
Basic net (loss) income per share	$ (4.67)	$ 2.33
Diluted net (loss) income per share		
Net (loss) income	$ (331,942)	$ 109,625
Add: Convertible debt interest expense and fair value adjustment, net of tax	—	1,560
Adjusted net (loss) income	(331,942)	111,185
Weighted-average common shares and share equivalents outstanding	71,031	47,004
Add: effect of dilutive stock-based awards and equivalents	—	1,530
Add: effect of dilutive convertible debt under if-converted method	—	6,135
Denominator for diluted (loss) income per share	71,031	54,669
Diluted net (loss) income per share	$ (4.67)	$ 2.03

The following table reflects outstanding potentially dilutive common shares that are not included in the computation of diluted net (loss) income per share for the years ended December 31, 2023, and 2022, because to do so would be anti-dilutive (in thousands):

| | Year ended December 31, | |
	2023	2022
Convertible notes	10,932	—
Stock-based awards and equivalents	7,474	836
Total potentially dilutive common shares	18,406	836

NOTE 20. FAIR VALUE

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

- Level 1: Quoted prices in active markets for identical assets or liabilities.

- Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following tables reflect the Company's fair value hierarchy for its financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2023 and 2022 (in thousands):

December 31, 2023	Financial Statement Classification	Level 1	Level 2	Level 3	Total
Assets:					
U.S. Treasuries	Cash and cash equivalents	$ —	$ 35,458	$ —	$ 35,458
U.S. Government agencies	Cash and cash equivalents	—	3,294	—	3,294
Money market funds	Cash and cash equivalents	32,534	—	—	32,534
Total		$ 32,534	$ 38,752	$ —	$ 71,286
Liabilities:					
Short-term contingent consideration	Contingent consideration, current portion	$ —	$ —	$ 2,700	$ 2,700
Derivative liability	Long-term debt	—	—	308	308
Total		$ —	$ —	$ 3,008	$ 3,008

December 31, 2022	Financial Statement Classification	Level 1	Level 2	Level 3	Total
Assets:					
Commercial paper	Cash and cash equivalents	$ —	$ 4,983	$ —	$ 4,983
U.S. Treasuries	Cash and cash equivalents		3,981		3,981
U.S. Government agencies	Cash and cash equivalents		10,937		10,937
Money market funds	Cash and cash equivalents	38,478	—	—	38,478
Total		$ 38,478	$ 19,901	$ —	$ 58,379
Liabilities:					
Short-term contingent consideration	Contingent consideration, current portion	$ —	$ —	$ 26,300	$ 26,300
Long-term contingent consideration	Contingent consideration	—	—	22,200	22,200
Derivative liability	Long-term debt	—	—	252	252
Total		$ —	$ —	$ 48,752	$ 48,752

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity date of purchase of three months or less to be cash equivalents. The Company invests its cash in money market funds and marketable securities including U.S. Treasury and government agency securities, commercial paper, and higher quality debt securities of financial and commercial institutions. The Company classified money market funds as Level 1, due to their short-term maturity, and measured the fair value based on quoted prices in active markets for identical assets. The Company classified commercial paper, U.S. Treasury and government agency securities as Level 2, as the inputs used to value these instruments are directly observable or can be corroborated by observable market data for substantially the full term of the assets.

Contingent Consideration Obligation

Spectrum Merger Contingent Value Rights

Pursuant to the Spectrum Merger, the Company issued CVRs (See Note 2, Acquisitions) that represent a contingent consideration obligation which is measured at fair value.

The initial fair value of the CVR contingent consideration obligation determined as of the Effective Date was $3.9 million. As of December 31, 2023, the fair value of the Company's CVR contingent consideration obligation was determined by the Company to be zero. Accordingly, during the year ended December 31, 2023, the Company recognized a benefit of $3.9 million for the change in fair value of the CVRs, which was recognized in Change in fair value of contingent consideration in the Company's Consolidated Statements of Comprehensive (Loss) Income. The fair value of the CVRs is determined using a Monte Carlo simulation model under the income approach based on the probability of achievement of ROLVEDON net sales milestones using projections of 2024 and 2025 net sales and discounted to present value. The significant assumptions used in the calculation of the fair value as of December 31, 2023 included the discount rate of 18.0% and updated projections of future ROLVEDON product net sales, which resulted in no probability of achievement under the Monte Carlo simulation.

Zyla Merger Contingent Consideration Obligation

Pursuant to the Zyla Merger, the Company assumed a contingent consideration obligation which is measured at fair value. The Company has obligations to make contingent consideration payments for future royalties to an affiliate of CRG based upon annual INDOCIN product net sales over $20.0 million at a 20% royalty through January 2029. The Company classified the acquisition-related contingent consideration obligations to be settled in cash as Level 3, due to the lack of relevant observable inputs and market activity. As of December 31, 2023 and December 31, 2022, the INDOCIN product contingent consideration obligation was $2.7 million and $48.5 million, respectively, with $2.7 million and $26.3 million classified as short-term and zero and $22.2 million classified as long-term contingent consideration obligations, respectively, in the Consolidated Balance Sheets.

During the years ended December 31, 2023 and 2022, the Company recognized a benefit of $21.6 million and an expense of $18.7 million, respectively, for the change in fair value of contingent consideration obligation incurred in the Zyla Merger, which was recognized in Change in fair value of contingent consideration in the Company's Consolidated Statements of Comprehensive (Loss) Income. The fair value of the contingent consideration obligation incurred in the Zyla Merger is determined using an option pricing model under the income approach based on estimated INDOCIN product revenues through January 2029, and discounted to present value. The significant assumptions used in the calculation of the fair value as of December 31, 2023 included revenue volatility of 15%, discount rate of 5.5%, credit spread of 9.2%, and updated projections of future INDOCIN product revenues.

The following table summarizes changes in fair value of the Company's contingent consideration obligations that is measured on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2023, and 2022 (in thousands):

	December 31,			
	2023		2022	
Fair value, beginning of the period	$	48,500	$	37,659
Fair value of contingent consideration incurred in Spectrum Merger		3,932		—
Change in fair value of contingent consideration recorded within costs and expenses		(25,538)		18,687
Cash payment related to contingent consideration		(24,194)		(7,846)
Fair value, end of the period	$	2,700	$	48,500

Derivative Liability

The Company determined that an embedded conversion feature included in the 2027 Convertible Notes required bifurcation from the host contract and to be recognized as a separate derivative liability carried at fair value. The estimated fair value of the derivative liability, which represents a Level 3 valuation, was determined using a binomial lattice model using certain assumptions and consideration of an increased conversion ratio on the underlying convertible notes that could result from the occurrence of certain events. The significant assumption used in the binomial lattice model is a credit spread of 8.8%.

The following table summarizes the change in fair value of the derivative liability that is measured on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2023 and December 31, 2022 (in thousands):

| | Year ended December 31, | |
	2023	2022
Fair value, beginning of the period	$ 252	$ —
Initial fair value of derivative liability recognized	—	252
Change in fair value of derivative liability recorded within Other (loss) gain	56	—
Fair value, end of the period	$ 308	$ 252

Financial Instruments Not Required to be Remeasured at Fair Value

The Company's other financial assets and liabilities are not remeasured to fair value, as the carrying cost of each approximates its fair value. As of December 31, 2023, the estimated fair value of the 2027 Convertible Notes, excluding the bifurcated embedded conversion feature, was approximately $35.7 million, compared to a par value of $40.0 million. As of December 31, 2022, the estimated fair value of the 2027 Convertible Notes, excluding the bifurcated embedded conversion option, was approximately $92.5 million, compared to a par value of $70.0 million. The Company estimated the fair value of its 2027 Convertible Notes as of December 31, 2023 and December 31, 2022 based on a market approach which uses Level 2 inputs.

NOTE 21. INCOME TAXES

The following table reflects Net (loss) income before income taxes by source for the years ended December 31, 2023 and 2022 (in thousands):

| | Year ended December 31, | |
	2023	2022
U.S.	$ (254,054)	$ 30,734
Outside the U.S.	—	432
Net (loss) income before income taxes	$ (254,054)	$ 31,166

The following table reflects the provision (benefit) for income taxes for the years ended December 31, 2023 and 2022 (in thousands):

| | Year ended December 31, | |
	2023	2022
Current:		
Federal	$ 829	$ 1,023
State	858	893
Total current taxes	$ 1,687	$ 1,916
Deferred:		
Federal	$ 62,883	$ (61,077)
State	13,318	(19,298)
Total deferred taxes	76,201	(80,375)
Total provision (benefit) for income taxes	$ 77,888	$ (78,459)

The following table reflects a reconciliation of income taxes at the statutory federal income tax rate to the actual tax rate included in the Consolidated Statements of Comprehensive (Loss) Income for the years ended December 31, 2023 and 2022 (in thousands):

| | Year ended December 31, | |
	2023	2022
Tax at federal statutory rate	$ (53,352)	$ 6,545
State tax, net of federal benefit	(8,217)	1,358
Disallowed officers' compensation	938	829
Non-deductible transaction cost	969	—
Stock-based compensation	(361)	1,998
Change in valuation allowance	136,766	(89,251)
Uncertain tax provisions	211	198
Tax return benefit	1,848	—
State deferred change	(1,299)	—
Return to provision	—	(171)
Other	385	35
Total tax provision (benefit)	$ 77,888	$ (78,459)

During the year ended December 31, 2023, the Company recorded an income tax expense of $77.9 million, principally due to the recording of a full valuation allowance in the current year. As part of its valuation allowance assessment as of December 31, 2023, the Company was no longer able to rely on its projected availability of future taxable income from pre-tax income forecasts. As such, the Company primarily relied on its reversing taxable temporary differences to assess its valuation allowance, which resulted in recording of the full valuation allowance for the year ended December 31, 2023. The current year income tax provision also includes the valuation allowance for utilization of the Company's deferred tax assets ("DTA") to offset the deferred tax liabilities ("DTL") of Spectrum recorded through acquisition accounting.

During the year ended December 31, 2022, the Company recorded an income tax benefit of $78.5 million, principally due to the reversal of previously recorded valuation allowances. During the year ended December 31, 2022, we reversed a majority of our previously recorded valuation allowances against the net deferred tax asset based on our assessment of the availability of future taxable income from pre-tax income forecasts and the reversal of taxable temporary differences.

Utilization of the Company's net operating loss and credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

Deferred income taxes reflect the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table reflects significant components of the Company's deferred income taxes as of December 31, 2023 and 2022 (in thousands):

	December 31,	
	2023	2022
Deferred tax assets:		
Net operating losses	$ 244,628	$ 67,927
Tax credit carryforwards	18,918	1,362
Intangible assets	6,849	—
Stock-based compensation	2,394	1,529
Operating lease liabilities	587	96
Reserves and other accruals not currently deductible	19,774	22,519
Section 174 R&D Capitalization	12,224	—
Disallowed interest carryforward	10,443	12,060
Other assets	1,017	—
Total deferred tax assets	316,834	105,493
Valuation allowance for deferred tax assets	(316,467)	(12,524)
	$ 367	$ 92,969
Deferred tax liabilities:		
Intangible assets	$ —	$ (12,554)
Fixed assets	(53)	(180)
Operating lease right-of-use assets	(314)	(33)
Net deferred tax asset	$ —	$ 80,202

During the year ended December 31, 2023, the Company recorded a full valuation allowance of $316.5 million to offset, in full, the benefit related to its net deferred tax assets as of December 31, 2023 because the realization of future benefit is uncertain. The Company reviewed both positive evidence such as, but not limited to, the projected availability of future taxable income and negative evidence such as the history of cumulative losses in recent years. As part of its valuation allowance assessment, the Company primarily relied on the reversal of existing taxable temporary differences to be considered as positive evidence in analyzing future use of existing deferred tax assets as the Company is now forecasting losses due to the acquisition of Spectrum and the impairment of intangible assets. No indefinite DTLs were identified as part of the valuation allowance assessment, nor are there years in which DTL reversals are expected to exceed DTA reversals that might suggest a net DTL is required after a valuation allowance is recorded. The Company will continue to assess the realizability of its deferred tax assets on a quarterly basis and assess whether an additional reserve or a release of the valuation allowance is required in future periods.

The valuation allowance increased $303.9 million to $316.5 million during the year ended December 31, 2023, and decreased $89.3 million to $12.5 million during the year ended December 31, 2022.

As of December 31, 2023, the Company had federal NOLs of $839.1 million with no expiration, and $267.4 million expiring between 2033 and 2036. NOL carryforwards for state income tax purposes are $231.2 million, which begin to expire in 2026. The Company also had federal and state credit carryforwards of $18.9 million, which begin to expire in 2033. Utilization of the Company's NOL and credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

The Company does not have any significant federal or state tax examinations in process as of December 31, 2023. The federal and state statute of limitations remains open primarily for the 2017 through 2022 tax years. The California statute of limitations is open for the 2007 through 2022 tax years.

The following table reflects activity related to the Company's unrecognized tax benefits for the years ended December 31, 2023 and 2022 (in thousands):

Unrecognized tax benefits—December 31, 2021	$	4,101
Increases related to current year tax positions		—
Changes in prior year tax positions		—
Decreases related to lapse of statutes		—
Unrecognized tax benefits—December 31, 2022	$	4,101
Increases related to current year tax positions		—
Increase related to current year acquisition		3,641
Changes in prior year tax positions		—
Decreases related to lapse of statutes		—
Unrecognized tax benefits—December 31, 2023	$	7,742

The total amount of unrecognized tax benefit that would affect the effective tax rate is $7.7 million and $4.1 million as of December 31, 2023 and December 31, 2022, respectively.

The Company does not expect a significant change to its unrecognized tax benefits over the next twelve months. The unrecognized tax benefits may increase or change during the next year for items that arise in the ordinary course of business.

SCHEDULE II: VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

		Additions		
Description	Balance at Beginning of Year	Charged as a Reduction to Revenue	Deductions[1]	Balance at End of Year [2]
Sales & return allowances, discounts, chargebacks and rebates:				
Year ended December 31, 2023	$ 50,312	84,340	(75,606)	$ 59,046
Year ended December 31, 2022	$ 53,600	103,371	(106,659)	$ 50,312

Description	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
Deferred tax asset valuation allowance:				
December 31, 2023 [3]	$ 12,524	$ 303,943	$ —	$ 316,467
December 31, 2022 [4]	$ 101,775	$ —	$ (89,251)	$ 12,524

(1) Deductions to sales discounts and allowances relate to discounts or allowances, returns, chargebacks and rebates actually taken or paid.
(2) Balance includes allowances for cash discounts for prompt payment of $0.9 million as of both December 31, 2023 and 2022, which are recognized in Accounts receivable, net on the Company's Consolidated Balance Sheets.
(3) The Company increased the valuation allowance by $303.9 million during 2023. The significant increase is primarily attributable to the uncertainty in the projected availability of future taxable income from pre-tax income forecasts and reversing taxable temporary differences.
(4) The Company decreased the valuation allowance by $89.3 million during 2022.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

At the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer, principal financial officer and principal accounting officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on this evaluation, our principal executive officer, our principal financial officer and principal accounting officer concluded that our disclosure controls and procedures were effective as of December 31, 2023 to ensure that information to be disclosed by us in this Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and Form 10-K.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our chief executive officer, principal financial officer and principal accounting officer, as appropriate, to allow for timely decisions regarding required disclosure.

We intend to review and evaluate the design and effectiveness of our disclosure controls and procedures on an ongoing basis and to correct any material deficiencies that we may discover. Our goal is to ensure that our management has timely access to material information that could affect our business. While we believe the present design of our disclosure controls and procedures is effective to achieve our goal, future events affecting our business may cause us to modify our disclosure controls and procedures. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

(b) Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer, principal financial officer and principal accounting officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). In accordance with the SEC's guidance, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. Our management's evaluation of internal control over financial reporting excluded the internal control activities of Spectrum, which we acquired in July 2023, as discussed in "Item 8. Financial Statements and Supplementary Data - Note 2. Acquisitions." We have included the financial results of Spectrum in the consolidated financial statements from the date of acquisition. Total assets and total revenues subject to Spectrum's internal control over financial reporting represented approximately 39 percent and 12 percent of our consolidated total assets and total revenues, respectively, as of and for the fiscal year ended December 31, 2023. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2023. Grant Thornton, LLP, our independent registered public accounting firm, has attested to and issued a report on the effectiveness of our internal control over financial reporting, which is included herein.

(c) Changes in Internal Control Over Financial Reporting

We are finalizing the process of integrating our acquisition of Spectrum, including evaluating our internal controls, and designing and implementing an internal control structure over Spectrum's operations, which we expect to complete in the first quarter of 2024.

There were no other changes in our internal controls over financial reporting during the three months ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Assertio Holdings, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Assertio Holdings, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2023, and our report dated March 11, 2024 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting ("Management's Report"). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Our audit of, and opinion on, the Company's internal control over financial reporting does not include the internal control over financial reporting of Spectrum Pharmaceuticals, Inc. a wholly-owned subsidiary, whose financial statements reflect total revenues and assets constituting 12% and 39%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2023. As indicated in Management's Report, Spectrum Pharmaceuticals, Inc. was acquired during 2023. Management's assertion on the effectiveness of the Company's internal control over financial reporting excluded internal control over financial reporting of Spectrum Pharmaceuticals Inc.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Chicago, Illinois
March 11, 2024

ITEM 9B. OTHER INFORMATION

(b) Trading Arrangements

None of our directors or executive officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the three months ended December 31, 2023, as such terms are defined under Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item 10 is incorporated herein by reference to the information set forth under the headings "Board of Directors and Director Nominees," "Executive Officers," "Corporate Governance – Code of Ethics," "Corporate Governance – Board and Board Committees" and "Corporate Governance – Director Nominations" in our 2024 Proxy Statement to be filed with the SEC in connection with the solicitation of proxies for our 2024 Annual Meeting of Stockholders (the 2024 Proxy Statement). The 2024 Proxy Statement is expected to be filed with the SEC within 120 days after the end of our 2023 fiscal year.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated herein by reference to the information set forth under the heading "Executive Compensation" in our 2024 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this Item 12 is incorporated herein by reference to the information set forth under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance under Equity Compensation Plans" in our 2024 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated herein by reference to the information set forth under the headings "Certain Relationships and Related Transactions" and "Corporate Governance – Board and Board Committees – Board Independence" in our 2024 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 is incorporated herein by reference to the information set forth under the headings "Audit Related Matters – Fees Paid to Independent Registered Public Accounting Firm" and "Audit Related Matters – Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services" in our 2024 Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   **List of documents filed as part of this Annual Report on Form 10-K:**

(1)   **Financial Statements**

The financial statements are listed in the accompanying Index to Financial Statements included in "Item 8. Financial Statements and Supplementary Data."

(2)   **Financial Statement Schedules**

The financial statement schedule "Schedule II: Valuation and Qualifying Accounts" is included in "Item 8. Financial Statements and Supplementary Data."

(3)   **Exhibits:**

Exhibit Number	Description of Document
2.1†	Asset Purchase Agreement, dated as of December 15, 2021, by and among Otter Pharmaceuticals, LLC, Antares Pharma, Inc. and the Company (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K filed on March 10, 2022)
2.2†	Agreement and Plan of Merger, dated April 24, 2023, among the Company, Spade Merger Sub 1, Inc. and Spectrum Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed on April 25, 2023)
2.3	Agreement and Plan of Merger, dated as of March 16, 2020, by and among Assertio Therapeutics, Inc., the Company (formerly, Alligator Zebra Holdings, Inc.), Alligator Merger Sub, Inc., Zebra Merger Sub, Inc. and Zyla Life Sciences (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on March 17, 2020)
3.1	Certificate of Amendment to the Amended and Restated Certificate of Incorporation, dated May 13, 2021 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 17, 2021)
3.2	Amended and Restated Certificate of Incorporation of the Company, dated May 19, 2020 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K12B filed on May 19, 2020)
3.3	Amended and Restated Bylaws of the Company, dated November 2, 2022, as amended June 12, 2023 (incorporated by reference to Exhibit 2.1 to the Company's Quarterly Report on Form 10-Q filed on August 9, 2023)
4.1	Description of Securities (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K filed on March 10, 2020)
4.2	Indenture, dated as of August 25, 2022, between the Company and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed August 25, 2022)
4.3	Form of 6.50% Convertible Senior Notes due 2027 (included as Exhibit A in Exhibit 4.5) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on August 25, 2022)
10.1*	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K12B filed on May 19, 2020)
10.2*	Form of Management Continuity Agreement (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K filed on March 10, 2022)
10.3*	Second Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed on November 9, 2018)
10.4*	Amended and Restated 2014 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 15, 2023)
10.5*	Form of Equity Award Documents under Amended and Restated 2014 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K filed on March 8, 2023)
10.6*	Form of Equity Award Documents for Inducement Grants (incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K filed on March 8, 2023)
10.7*	Amended and Restated Annual Bonus Plan
10.8*	Non-Employee Director Compensation and Grant Policy (incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K filed on March 8, 2023)
10.9*	Zyla Life Sciences Amended and Restated 2019 Stock-Based Incentive Compensation Plan, as amended (incorporated by reference to Exhibit 10.27 to Zyla Life Science's Annual Report on Form 10-K filed on March 26, 2020)
10.10*	Form of Non-Qualified Stock Option Agreement of Zyla Life Sciences (incorporated by reference to Exhibit 10.18 to Zyla Life Sciences' Quarterly Report on Form 10-Q filed on May 17, 2019)
10.11*	Offer Letter, dated as of January 2, 2024, between the Company and Heather L. Mason (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 5, 2024)

10.12† Collaborative License, Exclusive Manufacture and Global Supply Agreement between Cosette Pharmaceuticals, Inc. (formerly, G&W Laboratories, Inc.) and Iroko Pharmaceuticals, LLC, as amended by Amendment 1 and Amendment 2 thereto (Zyla Life Sciences succeeded Iroko as a party to this agreement) (incorporated by reference to Exhibit 10.10 to Zyla Life Sciences' Quarterly Report on Form 10-Q filed on May 17, 2019)

10.13† Amendment No. 3 to Collaborative License, Exclusive Manufacture and Global Supply Agreement between Zyla Life Sciences and Cosette Pharmaceuticals, Inc. effective July 9, 2021 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 4, 2021)

10.14 Contingent Value Rights Agreement, dated as of July 31, 2023, entered into by and between the Company and Computershare Inc. and its affiliate Computershare Trust Company, N.A., collectively, as Rights Agent. (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 8, 2023)

10.15 Form of Convertible Notes Exchange Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 23, 2023)

10.16† License, Development and Supply Agreement, dated as of October 8, 2014, by and between Spectrum and Hanmi Pharmaceuticals Co., Ltd (incorporated by reference to Exhibit 10.35 to Spectrum's Annual Report on Form 10-K filed on March 31, 2023)

10.17† First Amendment to License, Development and Supply Agreement, dated as of February 28, 2018, by and between Spectrum and Hanmi Pharmaceuticals Co., Ltd. (incorporated by reference to Exhibit 10.36 to Spectrum's Annual Report on Form 10-K filed on March 31, 2023)

10.18† Second Amendment to License, Development and Supply Agreement, dated as of January 1, 2022, by and between Spectrum and Hanmi Pharmaceuticals Co., Ltd. (incorporated by reference to Exhibit 10.37 to Spectrum's Annual Report on Form 10-K filed on March 31, 2023)

10.19† Supply Agreement, dated as of February 28, 2018, by and between Spectrum and Hanmi Pharmaceuticals Co., Ltd. (incorporated by reference to Exhibit 10.38 to Spectrum's Annual Report on Form 10-K filed on March 31, 2023)

10.20† First Amendment to Supply Agreement, dated as of December 6, 2019, by and between Spectrum and Hanmi Pharmaceuticals Co., Ltd. (incorporated by reference to Exhibit 10.39 to Spectrum's Annual Report on Form 10-K filed on March 31, 2023)

10.21† Second Amendment to Supply Agreement, dated as of January 1, 2022, by and between Spectrum and Hanmi Pharmaceuticals Co., Ltd. (incorporated by reference to Exhibit 10.40 to Spectrum's Annual Report on Form 10-K filed on March 31, 2023)

10.22† Third Amendment to Supply Agreement, dated as of April 12, 2023, by and between Spectrum and Hanmi Pharmaceuticals Co., Ltd.

10.23† Letter agreement, dated as of February 1, 2024, between Spectrum and Hanmi Pharmaceuticals Co., Ltd.

21.1 List of Subsidiaries

23.1 Consent of Independent Registered Public Accounting Firm

24.1 Power of Attorney (included on signature page hereto)

31.1 Certification pursuant to Rule 13a-14(a) and 15d-14(a) under the Exchange Act

31.2 Certification pursuant to Rule 13a-14(a) and 15d-14(a) under the Exchange Act

32.1** Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350

32.2** Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350

97.1 Assertio Holdings, Inc. Executive Compensation Clawback Policy

101.INS Inline XBRL Instance Document

101.SCH Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104 Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101)

---

† Certain identified portions were omitted by means of marking such portions with asterisks because the identified portions are (i) private or confidential and (ii) not material
* Compensatory Plan or Arrangement
** Furnished Herewith

ITEM 16. FORM 10-K SUMMARY

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASSERTIO HOLDINGS, INC.

Date:	March 11, 2024	By /s/ HEATHER L. MASON
		Heather L. Mason
		Interim Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Heather L. Mason and Ajay Patel, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ HEATHER L. MASON Heather L. Mason	Interim Chief Executive Officer and Director (Principal Executive Officer)	March 11, 2024
/s/ AJAY PATEL Ajay Patel	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 11, 2024
/s/ PETER D. STAPLE Peter D. Staple	Chairman of the Board of Directors	March 11, 2024
/s/ SRAVAN EMANY Sravan Emany	Director	March 11, 2024
/s/ WILLIAM T. MCKEE William T. McKee	Director	March 11, 2024
/s/ JAMES L. TYREE James L. Tyree	Director	March 11, 2024
/s/ JEFFREY VACIRCA Jeffrey Vacirca	Director	March 11, 2024

Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State of Jurisdiction or Organization
Assertio Therapeutics, Inc.	Delaware
Depo DR Sub, LLC	Delaware
Depo NF Sub, LLC	Delaware
Assertio Management, LLC	Delaware
Assertio Distribution, LLC	Delaware
Alligator IP, LLC	Delaware
Zyla Life Sciences, LLC	Delaware
Zyla Life Sciences US, LLC	Delaware
Otter Pharmaceuticals, LLC	Delaware
Spectrum Pharmaceuticals, Inc.	Delaware
Spectrum Pharmaceuticals International Holdings, LLC	Delaware
Spectrum Oncology Private Limited	India
Allos Therapeutics, Inc.	Delaware
Talon Therapeutics, Inc.	Delaware

Exhibit 31.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER

I, Heather L. Mason, certify that:

1. I have reviewed this Annual Report on Form 10-K of Assertio Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2024

By: /s/ Heather L. Mason
_____
Heather L. Mason
Interim Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER

I, Ajay Patel, certify that:

1. I have reviewed this Annual Report on Form 10-K of Assertio Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2024

By: /s/ Ajay Patel
_____
Ajay Patel
Senior Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Assertio Holdings, Inc. (the "Company") for the year ended December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Heather L. Mason, Interim Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

 Date: March 11, 2024   /s/ Heather L. Mason
                                                         Heather L. Mason
                                                         Interim Chief Executive Officer
                                                         (Principal Executive Officer)

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Assertio Holdings, Inc. (the "Company") for the year ended December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ajay Patel, Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 11, 2024   /s/ Ajay Patel
_____
                                                                   Ajay Patel
                                                                   Senior Vice President and Chief Financial Officer
                                                                   (Principal Financial and Accounting Officer)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934 (Amendment No.)

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material under § 240.14a-12

Assertio Holdings, Inc.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required

☐ Fee paid previously with preliminary materials

☐ Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11



ASSERTIO HOLDINGS, INC.
100 SOUTH SAUNDERS ROAD, SUITE 300
LAKE FOREST, ILLINOIS 60045

NOTICE OF VIRTUAL ANNUAL MEETING OF STOCKHOLDERS

Virtual Meeting Only
To Be Held May 23, 2024
12:30 p.m. Central Time

To the Stockholders of Assertio Holdings, Inc.:

Notice is hereby given that the Annual Meeting of Stockholders of Assertio Holdings, Inc., a Delaware corporation (the Company), will be held at on May 23, 2024 at 12:30 p.m., Central Time (the Annual Meeting). The Company's board of directors has determined that the Annual Meeting will be a virtual meeting conducted exclusively via live audio webcast. The Company's board of directors believes that this is the right choice for the Company and the Company's stockholders, as it enables stockholders to participate fully, and equally, from any location around the world. We are committed to ensuring that the Company's stockholders will be afforded the same rights and opportunities to participate as they would at an in-person meeting.

You can attend the meeting by using the unique join link and password that will be emailed to you after you pre-register at https://www.viewproxy.com/asrt/2024, which link will take you to a website where you will be able to listen to the meeting live, submit questions and vote online. To pre-register for the virtual meeting, you will need a virtual control number, which for registered stockholders is included on your proxy card and for beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will be assigned to you as part of the pre-registration process by following the instructions provided in the accompanying Proxy Statement. The deadline to pre-register for the virtual meeting is 11:59 p.m., Central Time, on May 22, 2024. If you do not have a virtual control number, you may still call in to the virtual meeting and listen by telephone by following the instructions provided in the accompanying Proxy Statement.

The meeting webcast will begin promptly at 12:30 p.m. Central Time. We encourage you to access the meeting prior to the start time. Online check-in will begin at 12:00 p.m. Central Time, and you should allow ample time for the check-in procedures. If you experience technical difficulties during the check-in process or during the Annual Meeting please call (866) 612-8937 for assistance. For additional information on how you can attend and participate in the virtual Annual Meeting, please see the instructions beginning on page 1 of the accompanying Proxy Statement. Because the Annual Meeting will be a completely virtual meeting, there will be no physical location for stockholders to attend.

The Annual Meeting is being held for the following purposes, as more fully described in the accompanying Proxy Statement:

1. To elect the six directors named in the Proxy Statement to hold office until the 2025 Annual Meeting of Stockholders and until their successors are duly elected and qualified.

2. To approve an amendment and restatement of the Company's Amended and Restated 2014 Omnibus Incentive Plan, including to increase the number of shares available for issuance thereunder.

3. To approve, on an advisory basis, the compensation of the Company's named executive officers.

4. To approve an amendment to the Company's Certificate of Incorporation to reflect recently adopted Delaware law provisions regarding officer exculpation.

5. To approve an amendment to the Certificate of Incorporation of Assertio Therapeutics, Inc. (Therapeutics), a wholly-owned subsidiary of the Company, to eliminate the pass-through voting provision that requires approval by both the Company and the Company's stockholders prior to certain actions being taken by or at Therapeutics.

6. To ratify the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024.

7. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

Only stockholders of record at the close of business on April 12, 2024 will be entitled to notice of, and to attend (online) and vote at, the Annual Meeting or any adjournments or postponements thereof.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to Be Held on
May 23, 2024 at 12:30 p.m. Central Time
The proxy statement and annual report to stockholders
are available at https://www.viewproxy.com/asrt/2024

By Order of The Board of Directors

Heather L. Mason
Interim Chief Executive Officer

Lake Forest, Illinois
April 19, 2024

YOUR VOTE IS IMPORTANT!

You are cordially invited to attend and participate in the Company's virtual Annual Meeting. Whether or not you expect to attend the virtual meeting, please complete, date, sign and return the proxy card or the voting instruction form, or vote over the Internet or the telephone as instructed in these materials, as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) has been provided for your convenience. Even if you have voted by proxy, you may still vote during the Company's virtual Annual Meeting by following the instructions provided in the accompanying Proxy Statement. Your broker, bank or other nominee cannot vote your shares for any proposals deemed "non-routine" unless you provide voting instructions. Therefore, if your shares are held by a broker, bank or other nominee, the Company highly encourages you to instruct them regarding how to vote your shares.

TABLE OF CONTENTS



ASSERTIO HOLDINGS, INC.
100 SOUTH SAUNDERS ROAD, SUITE 300
LAKE FOREST, ILLINOIS 60045
(224) 419-7106

PROXY STATEMENT
FOR THE 2024 VIRTUAL ANNUAL MEETING OF STOCKHOLDERS

To Be Held May 23, 2024
12:30 p.m. Central Time

Assertio Holdings, Inc. (the Company or Assertio) is furnishing this Proxy Statement and the enclosed proxy in connection with the solicitation of proxies by the Company's Board of Directors (the Board) for use at the Virtual Annual Meeting of Stockholders to be held on May 23, 2024, at 12:30 p.m. Central Time, and at any adjournments or postponements thereof (the Annual Meeting). The proxy materials (including our Annual Report on Form 10-K for fiscal year ended December 31, 2023) are being mailed to stockholders on or about April 19, 2024.

Holders of the Company's common stock at the close of business on April 12, 2024 can join the Annual Meeting by using the unique join link and password that will be emailed to you after you pre-register at https://www.viewproxy.com/asrt/2024, which link will take you to a website where stockholders may vote and submit questions during the meeting. To pre-register for the virtual meeting, you will need a virtual control number, which for registered stockholders is included on your proxy card and for beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will be assigned to you as part of the pre-registration process by following the instructions provided in this Proxy Statement. The deadline to pre-register for the virtual meeting is 11:59 p.m., Central Time, on May 22, 2024. If you do not have a control number, you may still call in to the virtual meeting and listen by telephone by following the instructions provided in this Proxy Statement.

LEGAL MATTERS

Forward-Looking Statements

The Proxy Statement may contain "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, which statements are subject to substantial risks and uncertainties and are based on estimates and assumptions. All statements other than statements of historical fact included in the Proxy Statement, including statements about the Company's Board of Directors, corporate governance practices, executive compensation program, equity compensation utilization and environmental, social and governance initiatives, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "might," "will," "objective," "intend," "should," "could," "can," "would," "expect," "believe," "design," "estimate," "predict," "potential," "plan" or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the forward-looking statements expressed or implied in the Proxy Statement. Such risks, uncertainties and other factors include those risks described in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's most recent Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the SEC) and other subsequent documents we file with the SEC. The Company expressly disclaims any obligation to update or alter any statements whether as a result of new information, future events or otherwise, except as required by law.

Website References

Website references throughout this document are inactive textual references and provided for convenience only, and the content on the referenced websites is not incorporated herein by reference and does not constitute a part of the Proxy Statement.

Trademarks

Assertio, Zyla and Spectrum are registered trademarks of Assertio Holdings, Inc. Other names and brands may be claimed as the property of others.

Certain Stockholder Actions

For a description of stockholder derivative lawsuits involving one of our directors, refer to "Note 14. Commitments and Contingencies" to our consolidated financial statements included in our 2023 Annual Report on Form 10-K filed with the SEC on March 11, 2024.

––––––––––––––––––

GENERAL INFORMATION

Q: Why am I receiving these materials?

A: We have made these materials available to you in connection with our solicitation of proxies for use at the virtual Annual Meeting to be held on May 23, 2024 at 12:30 p.m. Central Time, and at any adjournments or postponements thereof. We invite you to attend the Annual Meeting online and request that you vote on the proposals described in this Proxy Statement.

Q: How do I attend the virtual Annual Meeting?

A: The Annual Meeting will be a virtual meeting conducted exclusively via live webcast starting at 12:30 p.m. Central Time. You will be able to attend the Annual Meeting online, submit your questions during the meeting and vote your shares electronically at the meeting by using the unique join link and password that will be emailed to you after you pre-register at https://www.viewproxy.com/asrt/2024. To pre-register for the virtual meeting, you will need a virtual control number, which for registered stockholders is included on your proxy card and for beneficial stockholders can be obtained by following the applicable instructions under "Do I need to pre-register to attend the Assertio Annual Meeting?" below. If you do not have a virtual control number, you may still call in to the virtual meeting and listen by telephone using the instructions provided under "Do I have the option to call in to the Company's Annual Meeting instead of attending the live webcast?" below. Because the Annual Meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meeting in person. The Company is pleased to offer its stockholders a completely virtual Annual Meeting, which we believe enables stockholders to participate fully, and equally, from any location around the world. The Company is committed to ensuring that stockholders will be afforded the same rights and opportunities to participate as they would at an in-person meeting. The Company will try to answer as many stockholder-submitted questions as time permits that relate to the proposals to be voted on at the Annual Meeting and comply with the Company's Annual Meeting rules of conduct. However, the Company reserves the right to edit profanity or other inappropriate language, or to exclude questions that are not pertinent to meeting matters or that are otherwise inappropriate. If substantially similar questions are received, the Company will group such questions together and provide a single response to avoid repetition.

Q: Do I need to pre-register to attend the Assertio Annual Meeting?

A: Yes, any stockholder wishing to attend the virtual Annual Meeting must pre-register for the meeting before 11:59 p.m., Central Time, on May 22, 2024, by following these instructions, as applicable to the nature of your ownership of common stock:

- If your shares are registered in your name with Continental Stock Transfer, the Company's transfer agent, and you wish to attend the online-only virtual meeting, use the unique join link and password that will be emailed to you after you pre-register at https://www.viewproxy.com/asrt/2024. To pre-register for the virtual meeting, you will need a virtual control number, which is included on your proxy card.

- Beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) who wish to attend the virtual meeting must obtain a legal proxy by contacting (at least five (5) business days prior to the meeting date) their account representative at the bank, broker, or other nominee that holds their shares and upload a copy (a legible photograph is sufficient) of their legal proxy when pre-registering for the virtual meeting at https://www.viewproxy.com/asrt/2024. Beneficial stockholders who upload a valid legal proxy while pre-registering will be issued a virtual control number that will allow them to complete the pre-registration process. Once you have pre-registered, you will receive a meeting invitation by email with your unique join link along with a password.

Q: Do I have the option to call in to the Company's Annual Meeting instead of attending the live webcast?

A: Yes. Stockholders will also have the option to call in to the virtual meeting and listen by telephone (but will not be able to vote or ask questions) by calling:

Optional telephone access (listen-only):
(562) 247-8422 (standard rates apply outside of the U.S. and Canada)

Passcode for telephone access:
911-382-486#

Q: How do I submit questions for the Virtual Annual Meeting?

A: Stockholders participating in the virtual meeting will be in a listen-only mode and will not be able to speak during the webcast. However, in order to maintain the interactive nature of the virtual meeting, virtual attendees are able to submit questions during the meeting through the virtual meeting portal by typing in the "Submit a question" box. You can also submit any questions during the pre-registration process, or by emailing the Company at corpgov@assertiotx.com.

Q: Who do I contact if I am encountering difficulties pre-registering for the virtual meeting or attending the meeting online?

A: If you encounter any difficulties pre-registering for the virtual meeting or accessing the meeting webcast during the check-in or meeting time, please email VirtualMeeting@viewproxy.com or call 866-612-8937.

Q: What items will be voted on at the Annual Meeting?

A: Stockholders will vote on the following items at the Annual Meeting:

1. To elect the six nominees for director named in this Proxy Statement to serve until the 2025 Annual Meeting or until their successors are duly elected and qualified (Proposal 1);

2. To approve an amendment and restatement of the Company's Amended and Restated 2014 Omnibus Incentive Plan, including to increase the number of shares available for issuance thereunder (Proposal 2);

3. To approve, on an advisory basis, the compensation paid to the Company's named executive officers (Proposal 3);

4. To approve an amendment to the Company's Certificate of Incorporation to reflect recently adopted Delaware law provisions regarding officer exculpation (Proposal 4);

5. To approve an amendment to the Certificate of Incorporation of Assertio Therapeutics, Inc., a wholly-owned subsidiary of the Company, to eliminate the pass-through voting provision (Proposal 5);

6. To ratify the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2024 (Proposal 6); and

7. To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

Q: What are the Board of Director's voting recommendations?

A: The Board recommends that you vote "FOR" each of the director nominees and "FOR" each of the other proposals.

Q: What should I do now in order to vote on the proposals to be voted on at the Company's Annual Meeting?

A: After carefully reading and considering the information contained in this Proxy Statement, please mark, sign and date the enclosed proxy card or the voting instruction form provided by your bank or broker and return it in the enclosed postage-paid envelope as soon as possible so that your shares may be represented at the Annual Meeting. You may also cast your vote by attending the virtual Annual Meeting or by voting your shares via the Internet or by telephone by following the instructions on your proxy card or voting instruction form.

Q: Who is entitled to vote and how do I vote?

A: Only holders of record of our common stock at the close of business on April 12, 2024 (the Record Date) are entitled to attend and to vote at the Annual Meeting. Each share is entitled to one vote on each matter presented at the Annual Meeting. Stockholders do not have cumulative voting rights. As of the Record Date, there were 95,122,178 shares of common stock outstanding.

To ensure that your vote is recorded promptly, please vote as soon as possible, even if you plan to attend the virtual Annual Meeting. Stockholders of record may vote by one of the methods described above. All proxy cards received by the Company that are properly signed and have not been revoked will be voted in accordance with the instructions contained in the proxy cards. If a signed proxy card is received which does not specify a vote or an abstention, the shares represented by that proxy card will be voted in accordance with the Board's recommendations. Beneficial owners may vote by telephone or online if their bank or broker makes those methods available, in which case the bank or broker will enclose the instructions with the proxy materials. For further instructions on voting, see your proxy card or voting instruction form. If you vote by proxy using the paper proxy card, by telephone or online, the shares represented by the proxy will be voted in accordance with your instructions. Please note, however, that if your shares are held in "street name" and you wish to vote at the Annual Meeting, you must obtain a legal proxy issued in your name from the broker, bank or other nominee of record. Without a valid proxy, beneficial holders cannot vote at the Annual Meeting because their brokerage firm, bank or other financial institution may have already voted or returned a broker non-vote on their behalf.

Q: What is the difference between a stockholder of record and a beneficial owner of shares held in street name?

A: *Stockholder of Record.* If your shares are registered directly in your name with our transfer agent, you are considered the stockholder of record with respect to those shares, and we sent the proxy materials directly to you.

Beneficial Owner of Shares Held in Street Name. If your shares are held in an account at a brokerage firm, bank, broker-dealer or other similar organization, then you are the beneficial owner of shares held in "street name," and the proxy materials were forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to instruct that organization on how to vote the shares held in your account.

Q: What if I submit a proxy and later change my mind?

A: If you have given your proxy and later wish to revoke it, you may do so at any time before it is voted at the Annual Meeting by (a) delivering a proxy revocation or another duly executed proxy bearing a later date to Attn: Legal, Assertio Holdings, Inc., at 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045, (b) submitting new voting instructions online or by telephone or (c) attending the virtual Annual Meeting and voting online during the virtual meeting. Attendance at the virtual Annual Meeting will not revoke a proxy unless the stockholder actually votes online during the virtual meeting.

Q: What happens if other matters are raised at the Annual Meeting?

A: The Company is not aware, as of the date hereof, of any matters to be voted upon at the Annual Meeting other than those stated in this Proxy Statement and the accompanying Notice of Virtual Annual Meeting of Stockholders. If any other matters are properly brought before the Annual Meeting, the enclosed proxy card gives discretionary authority to the persons named as proxies to vote the shares represented by the properly executed proxy card in their discretion.

Q: What constitutes a quorum?

A: One-third of the outstanding shares of our common stock as of the Record Date, present online or by proxy and entitled to vote at the Annual Meeting, constitutes a quorum. Broker non-votes and abstentions will be counted for purposes of determining whether a quorum is present.

Q: How is it determined whether a matter has been approved?

A: Assuming a quorum is present, the approval of the matters specified in the Notice of Virtual Annual Meeting will be determined as follows:

• For the election of directors in Proposal 1, each nominee will be elected if the number of votes cast for their election exceeds the number of votes cast against their election;

• For approval of Proposals 2, 3 and 6, each proposal must receive the affirmative vote of a majority of the shares of our common stock, present online or by proxy and entitled to vote on the proposal; and

• For approval of Proposals 4 and 5, each proposal must receive the affirmative vote of a majority of the total number of shares of common stock issued and outstanding as of the Record Date.

Q: What are broker non-votes and abstentions?

A: Broker non-votes occur when a broker has not received voting instructions from the beneficial owner of shares held in street name and the broker does not have discretionary authority to vote the shares or elects not to vote the shares. Abstentions occur when a stockholder who is either virtually present at the meeting or represented by proxy, affirmatively chooses not to vote on a proposal.

Q: What effect does a broker non-vote or an abstention have?

A: Broker non-votes and abstentions, if any, will be counted for purposes of determining whether a quorum is present. Broker non-votes and abstentions will have no effect on the outcome of the election of directors in Proposal 1 because broker non-votes and abstentions are not counted as votes cast for purposes of this proposal. Because the affirmative vote of the holders of a majority of the outstanding shares of our common stock is required to approve Proposals 4 and 5, broker non-votes and abstentions will count as votes against each of these proposals. Abstentions will have the same effect as a vote against each of the other matters to be voted on at the Annual Meeting, and broker non-votes will have no effect on such matters. In order to minimize the number of broker non-votes, we encourage you to provide voting instructions to the organization that holds your shares by carefully following the instructions provided in this Proxy Statement.

Q: Where can I find the voting results of the Annual Meeting?

A: The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the Inspector of Election and published in a Current Report on Form 8-K, which we are required to file with the SEC on or before the fourth business day following the Annual Meeting.

Q: Who is paying for the cost of this proxy solicitation?

A: The proxy is solicited by the Board of Directors. The Company will pay all of the costs of soliciting proxies for the Annual Meeting. In addition to solicitation by mail, officers, directors and employees of the Company may solicit proxies personally, or by telephone, without receiving additional compensation. We have engaged Alliance Advisors, LLC to assist in the solicitation of proxies and provide related advice and information support, for a services fee and the reimbursement of customary disbursements, which are not expected to exceed $52,000 in the aggregate. The Company, if requested, will also pay brokers, banks and other fiduciaries that hold shares of common stock for beneficial owners for their reasonable out-of-pocket expenses of forwarding these materials to stockholders.

BOARD OF DIRECTORS AND DIRECTOR NOMINEES

The Bylaws of the Company provide for a board of directors (the Board) consisting of between five and nine directors. The number of directors currently authorized by resolution of the Board is seven. As previously disclosed on our Current Report on Form 8-K filed with the SEC on April 2, 2024, James L. Tyree has declined to stand for re-election at the Annual Meeting and, in accordance with our Bylaws, the Board has determined to decrease its size to six directors effective as of the Annual Meeting. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the six nominees named in the table below. Each nominee named in the table below is presently a director of the Company.

Each nominee, other than Sravan K. Emany, Sigurd C. Kirk and Dr. Jeffrey L. Vacirca, was elected to his or her present term by the stockholders of the Company at the 2023 Annual Meeting of Stockholders (the 2023 Annual Meeting). Subsequently, on July 31, 2023, the Company completed a merger (Spectrum Merger) with Spectrum Pharmaceuticals, Inc. (Spectrum) pursuant to an Agreement and Plan of Merger dated as of April 24, 2023 (the Merger Agreement). Upon the closing of the Spectrum Merger, pursuant to the terms of the Merger Agreement approved at the Special Meeting of Stockholders on July 27, 2023, the size of the Board was increased from five to six persons and Dr. Vacirca was appointed to the Board. On November 14, 2023, the size of the Board was increased to seven persons and Mr. Emany, who was identified by a third-party search firm, was appointed to fill the resulting vacancy. On January 24, 2024, Dan A. Peisert resigned as a director following his separation from service as President and Chief Executive Officer of the Company. On March 8, 2024, the Board appointed Mr. Kirk, who was identified by a non-employee director, to serve as a director of the Company, effective April 3, 2024, immediately following the expiration of his short-term consulting agreement with the Company which was entered into on January 2, 2024.

The present term of each of the directors named in the table below continues until the Annual Meeting and until his or her successor has been elected and qualified.

The term of office of each person elected as a director will continue until the next Annual Meeting of Stockholders and until his or her successor has been duly elected and qualified, or until his or her earlier death, retirement or removal.

Under our Corporate Governance Guidelines, directors will not be nominated for election to the Board after their 72nd birthday, except when the full Board determines that special circumstances exist. Although Peter D. Staple, our independent Chairman, will be age 72 at the time of the election at the Annual Meeting, our Board, on the recommendation of the Nominating and Corporate Governance Committee, has determined that special circumstances exist in this case in light of the Company's ongoing leadership transition and current business conditions. After taking into account the value Mr. Staple brings to the Board, including, without limitation, his leadership role, extensive knowledge of our industry and business, and relationships with management, the Board believes it is in the best interests of the Company and our stockholders to grant Mr. Staple a waiver from the retirement age requirement this year and nominate him for re-election to the Board at the Annual Meeting.

There are no family relationships among any of the Company's directors or executive officers.

The name of and certain other information regarding each director nominee is set forth in the table below.

Name	Age	Principal Occupation	Director Since
Peter D. Staple	72	Former President and Chief Executive Officer, Corium, Inc.	2003
Sravan K. Emany	46	Senior Vice President and Chief Financial Officer, Ironwood Pharmaceuticals, Inc.	2023
Sigurd C. Kirk	57	Former Executive Vice President, Allergan plc	2024
Heather L. Mason	63	Interim Chief Executive Officer, Assertio Holdings, Inc.	2019
William T. McKee	62	Chief Executive Officer, MBJC Associates, LLC	2017
Jeffrey L. Vacirca	55	CEO and Chairman of the Board of New York Cancer & Blood Specialists	2023

Peter D. Staple has served as a director of the Company since November 2003. Mr. Staple served as President and Chief Executive Officer of Corium, Inc., a biopharmaceutical company focused on transdermal delivery systems and related technologies to address unmet medical needs from March 2008 to April 2019, and served as a member of the Corium, Inc., Board of Directors from 2008 through May 2020. Mr. Staple serves as a director and member of the audit, nominating and investment committees of K2X Technology and Life Science, Inc., a privately-held company focused on investment in early stage technology and life science businesses. He also currently serves on the Board of Directors of privately held Corsair Pharma, Inc. and Lygos, Inc. From 2002 to March 2008 he served as director, and from 2002 to November 2007 as Chief Executive Officer, of BioSeek, Inc., a privately-held drug discovery company (now Eurofins DiscoverX). From 1994 to 2002, Mr. Staple was a member of the senior executive team at ALZA Corporation (now part of Johnson & Johnson), where he was most recently Executive Vice President, Chief Administrative Officer and General Counsel. Prior to joining ALZA, Mr. Staple held the position of Vice President, Associate General Counsel for Chiron Corporation, a biopharmaceutical company (now part of Novartis). Mr. Staple previously served as Vice President and Associate General Counsel for Cetus Corporation, a biotechnology company. The Board considered Mr. Staple's experience and expertise within the following areas relevant to the Company and its business in concluding that he should serve on the Board: Corporate Management; Corporate Governance; Strategic Transactions; Corporate Finance; Intellectual Property; and Board and Board committee experience. Mr. Staple holds a B.A. and a J.D. from Stanford University.

Sravan K. Emany has served as a director of the Company since November 2023 and has served as Senior Vice President and Chief Financial Officer of Ironwood Pharmaceuticals, Inc., a Nasdaq listed healthcare company, since December 2021. Prior to joining Ironwood, Mr. Emany served as Corporate Vice President, Commercial Excellence and Chief Strategy Officer of Integra LifeSciences Holdings Corporation, a publicly traded global healthcare company, from March 2020 until December 2021 and as Vice President of Strategy, Treasury and Investor Relations from February 2018 to March 2020. Prior to Integra, Mr. Emany served in various mergers and acquisitions investment banking roles at Bank of America and BofA Securities (formerly Bank of America Merrill Lynch) from September 2008 to February 2018, culminating in his service as managing director in the mergers and acquisitions group where he led numerous mergers and acquisitions in the healthcare sector. Mr. Emany also served in various other financial roles, including with Goldman Sachs Group and Morgan Stanley. The Board considered Mr. Emany's experience and expertise within the following areas relevant to the Company and its business in concluding that he should serve on the Board: Financial Management; Mergers and Acquisitions; Corporate Strategy; and Corporate Management. Mr. Emany holds a B.A. in international relations from The Johns Hopkins University and an M.A. in international relations and international economics from The Johns Hopkins School of Advanced International Studies.

Sigurd C. Kirk was appointed to serve as a director of the Company, effective April 3, 2024, immediately following the expiration of his short-term consulting agreement with the Company which was entered into on January 2, 2024. Mr Kirk is a senior corporate business development executive with more than 20 years of pharmaceutical experience in the areas of branded biopharmaceutical, medical device and generic products. Since 2021, Mr. Kirk has served as a consultant and director to privately-held pharmaceutical companies and, from May 2021 to January 2024, served as a director and member of the audit committee of Aravive, Inc., a development stage oncology company. From 2009 until its acquisition by AbbVie Inc. in May 2020, Mr. Kirk held various positions at Allergan plc. (formerly Actavis), a pharmaceutical company. From May 2012 until May 2020, Mr. Kirk was Executive Vice President, Corporate Business Development at Allergan plc., where he was a member of the Executive Leadership Team. He was an integral member assessing development and commercial opportunities, leading due diligence, as well as negotiating and transacting key legal and financial terms. Mr. Kirk also served as Senior Vice President, Global Controller and Chief Accounting Officer for Barr Pharmaceuticals, Inc. from 2007 until 2009, after having served in positions of increasing responsibility at Barr from 2003. Mr. Kirk started his career at Deloitte & Touche as an Audit Manager, earning his CPA certification. The Board considered Mr. Kirk's experience and expertise within the following areas relevant to the Company and its business in concluding that he should serve on the Board: Business Development, Acquisitions; Divestitures; Licensing Markets; Financial Planning & Analysis; and Board and Board committee experience. Mr. Kirk received his Bachelor of Business Administration degree from Pace University.

Heather L. Mason has served as a director of the Company since February 2019 and as the Company's interim Chief Executive Officer since January 2024. Ms. Mason is a former senior executive of Abbott Laboratories, a multinational medical devices and health care company, having retired as Executive Vice President of Abbott Nutrition in October 2017, a role she held since April 2015. From June 2014 to April 2015, Ms. Mason served as Executive Vice President, Global Commercial Operations, prior to which she served as Senior Vice President of Abbott Diabetes Care from May 2008 to June 2014. Ms. Mason joined Abbott in 1990 and held a number of positions in Abbott's U.S. pharmaceutical business. Prior to joining Abbott, Ms. Mason worked for Quaker Oats, FMC Corporation, and Commonwealth Edison. Ms. Mason serves as a director and member of the audit committee of Convatec Group PLC, a publicly-held medical device company. She also serves as a director and member of the audit and compensation committees of Immatics NV, a publicly- held biotechnology company. Ms. Mason also serves as a director and member of the compensation committee of Pendulum Therapeutics and as the chair of SCA Pharmaceuticals, LLC, both privately held. The Board considered Ms. Mason's experience and expertise within the following areas relevant to the Company and its business in concluding that she should serve on the Board: Corporate and Executive Management; Operational and Strategic Planning; Corporate Leadership; and Board and Board Committee Experience. Ms. Mason holds a B.S.E. in Industrial Engineering from the University of Michigan and an M.B.A. from the University of Chicago.

William T. McKee has served as a director of the Company since March 2017. He currently serves as Chief Executive Officer of MBJC Associates, LLC, a business consulting firm serving pharmaceutical and biotech companies. Mr. McKee served as Chief Financial Officer of C4 Therapeutics, Inc., a biopharmaceutical company, from July 2020 until June 2021. Mr. McKee served as Chief Operating Officer and Chief Financial Officer for EKR Therapeutics, Inc., from July 2010 until June 2012 when EKR was sold to Cornerstone Therapeutics Inc. Until March 2010, Mr. McKee served as the Executive Vice President, Chief Financial Officer and Treasurer of Barr Pharmaceuticals, Inc., a subsidiary of Teva Pharmaceutical Industries Limited, and the successor entity to Barr Pharmaceuticals, Inc., which was acquired by Teva in December 2008. Mr. McKee was also Executive Vice President and Chief Financial Officer of Barr prior to its acquisition by Teva, after having served in positions of increasing responsibility at Barr from 1995 until its acquisition. Prior to joining Barr, Mr. McKee served as a Director of International Operations and Vice President Finance at Absolute Entertainment, Inc. from June 1993 until December 1994. From 1990 until June 1993, Mr. McKee worked at Gramkow & Carnevale, CPAs, and from 1983 until 1990, he worked at Deloitte & Touche. Mr. McKee serves as a Venture Partner for Cobro Ventures, a private investment firm focused on software and biotech, and a board member of two of its privately-held portfolio companies, NextRNA Therapeutics and Windgap Medical, Inc. He also serves as a board member of privately-held MedRhythms, Inc. From June 2019 to October 2023, Mr. McKee served as a director and chair of the audit committee of Aileron Therapeutics, Inc., a publicly-held biopharmaceutical company. From 2014 to June 2020, Mr. McKee served as a director and member of the audit and compensation committees of Agile Therapeutics, Inc., a publicly-held specialty biopharmaceutical company. From June 2020 to June 2023, Mr. McKee also served as a director of privately-held Vinci Therapeutics. The Board considered Mr. McKee's experience and expertise within the following areas relevant to the Company and its business in concluding that he should serve on the Board: Corporate Management; Corporate Operations; Financial Management; Mergers and Acquisitions; Corporate Strategy; and Board and Board committee experience. Mr. McKee holds a B.S. from the University of Notre Dame and is NACD Directorship Certified® and also holds the CERT Certificate in Cyber-Risk Oversight from NACD.

Jeffrey Vacirca, MD, FACP has served as a director of the Company since he was appointed as a director in July 2023 pursuant to the terms of the Merger Agreement. Prior to the closing of the Spectrum Merger, Dr. Vacirca served as a director of publicly-held Spectrum Pharmaceuticals, Inc. from November 2018 through July 2023. Since 2008, Dr. Vacirca has served as CEO and Chairman of the Board of New York Cancer & Blood Specialists, a cancer care center specializing in hematology/oncology and medical oncology. Since 2011, he has served as President and Co-Founder of National Translational Research Group, a group focusing on non-clinical research, and, from 2012 to 2023, he served as a Medical Director and Strategic Advisor for the International Oncology Network specialty group at Amerisource Bergen, a pharmaceutical products company. Since 2018, he has served as the Medical Director of the Oncology Network Development at Mount Sinai Health Network and as an associate clinical professor at Icahn School of Medicine at Mount Sinai, New York, and, since 2008, as Lab Director for the Long Island Association for AIDS Care. Dr. Vacirca also serves on the board of directors of Annexus Health, OneOncology and PatientPoint.

From December 2020 to June 2022, Dr. Vacirca served as a director of BeyondSpring Inc., a publicly-held biopharmaceutical company. Dr. Vacirca is the immediate past president of the Community Oncology Alliance and continues to be a member of their executive committee. Dr. Vacirca has also served on the board of Scientific Advisory for Caris Life Sciences since 2014. He has also been part of early funding for various companies including Cedar, Thyme Care, and Sherpa Health. Dr. Vacirca co-founded Odonate Therapeutics, a publicly held pharmaceutical company in 2016 and served as a director until September 2019. Dr. Vacirca is the founder and Chairman of the Board of Directors of the New York Cancer Foundation, which provides financial assistance to patients undergoing treatment for cancer. Dr. Vacirca received a B.A. degree in human biology from the University at Albany and an M.D. degree from St. George's University. The Board considered Dr. Vacirca's experience and expertise within the following areas relevant to the Company and its business in concluding that he should serve on the Board: Clinical Expertise in Oncology; Healthcare and Pharmaceutical Industry Experience; and Board and Board Committee Experience.

CORPORATE GOVERNANCE

BOARD AND BOARD COMMITTEES

Board and Committee Meetings and Annual Meetings Attendance

Our Corporate Governance Guidelines provide that directors are expected to attend all scheduled Board and committee meetings and the annual meeting of stockholders. Each then-current director attended the 2023 Annual Meeting. The Board met 14 times during fiscal year 2023. In addition, the Audit Committee met ten times, the Compensation Committee met seven times and the Nominating and Corporate Governance Committee met four times. Each individual who served as a director during fiscal year 2023, other than Dr. Vacirca who was appointed as a director on July 31, 2023 pursuant to the terms of the Merger Agreement, attended 75% or more of each of (i) the total number of Board meetings held during the period of such member's service and (ii) the total number of meetings of Committees on which such member served, if any, during the period of such member's service.

Board Independence

Our Corporate Governance Guidelines require that at least two-thirds of the Board be independent directors, as defined under the rules of the Nasdaq Capital Market (Nasdaq). Based upon information requested from and provided by each director and nominee concerning his or her background, employment and affiliations, including the beneficial ownership of our capital stock by each non-employee director, the Board has determined that each of Messrs. Emany, Kirk, McKee and Staple and Dr. Vacirca is "independent" under the rules of Nasdaq. The Board has also determined that Mr. Tyree, who is not standing for re-election at the Annual Meeting, is "independent" under the rules of Nasdaq. Prior to becoming our interim Chief Executive Officer in January 2024, Ms. Mason was an "independent" director. The Board's current expectation is that Ms. Mason's employment with the Company will not last longer than one year and that, in accordance with Nasdaq rules, she will return to being an "independent" director after her service as interim Chief Executive Officer has concluded. The Board has also determined that each member of the Audit Committee and the Compensation Committee meets the applicable independence requirements for serving on such committees under the Nasdaq rules and SEC rules and regulations.

In determining that Mr. Kirk qualifies as an "independent director" as defined by the Nasdaq rules and satisfies the heightened independence standards for audit and compensation committees, the Board took into consideration the short-term consulting agreement between Mr. Kirk and the Company, pursuant to which he received less than $120,000 in compensation for his services (which was solely in the form of a stock option grant) and which agreement expired, and consulting services ceased, prior to the effective date of his appointment to the Board.

Board Leadership Structure

Our Corporate Governance Guidelines provide that the roles of Chief Executive Officer and Chairman of the Board should be separate and that the Chairman of the Board should be an independent director. The Board believes that separation of the roles of Chief Executive Officer and Chairman of the Board is the most appropriate structure for the Company because that structure allows the Chief Executive Officer to focus his or her energy on operational issues, particularly during our ongoing leadership transition, while the Chairman of the Board can focus on governance and other related issues, and enhances the independence of the Board. Currently, Mr. Staple, an independent non-employee director, serves as the Chairman of the Board and Ms. Mason serves as a director and the Company's interim Chief Executive Officer. The Corporate Governance Guidelines adopted by the Board are posted on the Company's website at *www.assertiotx.com* under the caption "Investors — Corporate Governance — Governance Documents."

The Board believes that its programs for overseeing risk, as described below, would be effective under a variety of leadership frameworks. Accordingly, the Board's risk oversight function did not significantly impact its selection of the current leadership structure.

The Board's Role in Risk Oversight

The Board oversees the establishment and maintenance of the Company's risk management processes. The Board's role in the Company's risk oversight process includes receiving regular updates from members of senior management on areas of material risk to the Company, including commercial sales, clinical and medical affairs, regulatory matters, research and development, supply chain, human resources, finance, legal and compliance, information management and technology, environmental, social and governance matters and strategic and reputational matters. The full Board (or the appropriate Committee in the case of risks that are under the purview of a particular Committee) receives these updates to enable it to understand the Company's risk profile and the Company's risk identification, risk management and risk mitigation strategies. When a Committee receives the update, unless all directors participated in the relevant Committee meeting, the Chairman of the relevant Committee provides an update on the discussion to the full Board at the next Board meeting. This enables the Board and its Committees to coordinate the risk oversight role.

The Board delegated primary responsibility for oversight of specific risks to its committees. Specifically, the Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to risk in the areas of financial reporting and internal controls, investment policy, tax planning, enterprise risk management, product and general liability insurance, compliance with applicable laws and regulations and related party transactions. The Audit Committee also discusses with management the Company's policies and practices regarding information management policies and procedures, information systems and related infrastructure and cybersecurity risk management and back-up policies, practices and infrastructure, including, to the extent related to the Company's financial reporting and accounting processes, insider trading and director and officer insurance. The Compensation Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks relating to the Company's compensation plans, program and policies, benefit plans, succession planning and corporate culture, as well as oversight of other risks associated with the Compensation Committee's responsibilities under its charter. The Nominating and Corporate Governance Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks associated with matters overseen by the Nominating and Corporate Governance Committee, including corporate governance, director succession planning, reputational risk, political and charitable contributions and environmental and social responsibility, to the extent such risk arises from these topics.

Board Committees

The Board has established three standing committees: an Audit Committee; a Compensation Committee; and a Nominating and Corporate Governance Committee. Charters for the Company's Audit, Compensation and Nominating and Corporate Governance Committees are posted on the Company's website at *www.assertiotx.com* under the caption "Investors — Corporate Governance — Governance Documents."

The members of each committee are appointed by the Board and serve until their successors are elected and qualified, unless they are earlier removed or resign. The Board has determined that the composition of each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee meet the requirements for independence under the applicable SEC rules and the listing standards of the Nasdaq applicable to each such committee. The table below indicates the current composition of each committee and the audit committee members determined by the Board to be "audit committee financial experts."

Committee	Committee Chair	Additional Committee Members	Audit Committee Financial Experts
Audit	Sravan K. Emany	Sigurd C. Kirk William T. McKee Peter D. Staple	Sravan K. Emany Sigurd C. Kirk William T. McKee Peter D. Staple
Compensation	James L. Tyree	Sravan K. Emany Sigurd C. Kirk William T. McKee	—
Nominating and Corporate Governance	William T. McKee	Peter D. Staple	—

Audit Committee. The Audit Committee has sole responsibility for appointing and terminating the Company's independent registered public accounting firm. In addition, the Audit Committee assists the Board in its oversight responsibilities to stockholders, specifically with respect to:

- the qualifications and independence of our independent registered public accounting firm and internal auditing function;

- financial statements and related disclosure matters;

- internal audit, internal controls and corporate risk management;

- investment policies, and tax planning and strategies;

- finance organization and operations;

- information technology and information management security, and related policies and practices;

- compliance, insider trading and related party transactions; and

- other related matters.

Compensation Committee. The Compensation Committee assists the Board in its oversight responsibilities to stockholders, specifically with respect to:

- evaluating the performance of the Company against corporate goals and objectives relevant to executive management compensation approved by the Board;

- in consultation with the Chairman of the Board, evaluating the CEO's performance in light of corporate goals and objectives and any individual goals and objectives;

- evaluating the performance of members of executive management (other than the CEO) in light of the CEO's evaluation of their performance and the corporate and any individual goals and objectives;

- recommending to the Board for approval CEO compensation based on the Compensation Committee's evaluation;

- reviewing and approving the compensation of executive management, other than the CEO, based on the Compensation Committee's evaluation;

- executive compensation disclosure, including, if applicable, by reviewing and discussing the Compensation Discussion and Analysis (CD&A) with Company management and, based on such review and discussion, making a recommendation to the Board regarding whether to include the CD&A in the Company's proxy statement and/or Annual Report on Form 10-K;

- overseeing, reviewing and approving inclusion of a compensation committee report, if applicable, in the Company's proxy statement and/or Annual Report on Form 10-K pursuant to applicable securities rules and regulations;

- compensation and benefit plans;

- non-employee director compensation (including by reviewing periodically, and recommending to the Board for approval, the form and amount of compensation of non-employee directors of the Board for their service); and

- risk oversight associated with the foregoing.

The Compensation Committee may delegate its authority and responsibilities to subcommittees consisting of two or more members of the committee. The committee may also delegate authority to review and approve the compensation of our employees to certain of our executive officers.

Nominating and Corporate Governance Committee. The primary responsibilities of the Nominating and Corporate Governance Committee are:

- identifying individuals qualified to become Board members, consistent with criteria approved by the Board, and selecting, or recommending that the Board select, the director nominees for the next annual meeting of stockholders, or in the case of a vacancy on the Board, recommending an individual to fill such vacancy;

- reviewing and recommending to the Board the appropriate organizational and board leadership structure;

- reviewing the adequacy of our corporate governance principles on a regular basis;

- developing and recommending to the Board a set of corporate governance guidelines applicable to the Company;

- overseeing the Board's self-evaluation process, and providing the Board advice regarding Board succession;

- recommending to the Board membership for each Board committee and any changes to the Board's committee structure as it deems advisable; and

- providing oversight of the risks associated with matters overseen by the Nominating and Corporate Governance Committee, including corporate governance, director succession planning, political and charitable contributions, and reputational risk to the extent such risk arises from these topics.

DIRECTOR NOMINATIONS

The information below describes the criteria and process that the Nominating and Corporate Governance Committee uses to evaluate candidates to the Board.

Criteria for Nomination to the Board of Directors; Process for Identifying and Evaluating Nominees. Our Nominating and Corporate Governance Committee has adopted a Director Nomination Protocol (the Protocol) that, together with the Company's Bylaws, describes in detail the process we use to fill vacancies and add new members to the Board. The Protocol is available at *www.assertiotx.com* under "Investors — Corporate Governance — Governance Documents," as Appendix A to the Nominating and Corporate Governance Committee charter. Under the Protocol, in general, while there are no specific minimum qualifications for nominees, any candidate for service on the Board should possess the highest personal and professional ethics and be committed to representing the long-term interests of the Company's stockholders. Director candidates should be committed to the Company's core values (common purpose, integrity, teamwork, agility and accountability), and must strongly support the Company's core purpose, which is to enhance the lives of the patients, families, physicians, payors and providers it serves. They must also bring to the Board a deep and wide range of experience in the business world, and diverse problem-solving talents. The Board should represent an appropriate/relevant mix of skills, industry experience, backgrounds, ages and diversity (inclusive of race, gender and ethnicity). Typically, Board members will be people who have demonstrated high achievement in business or another field, enabling them to provide strategic support and guidance for the Company. Particular areas of expertise sought include: corporate strategy and development; commercial sales and marketing; commercial operations and execution; corporate finance; financial and/or accounting expertise; organizational leadership, development and management; public company management and disclosure; and corporate risk assessment and management. Directors must also have an inquisitive and objective perspective, practical wisdom and mature judgment.

As part of the Nominating and Corporate Governance Committee's goal of building a diverse Board, the Nominating and Corporate Governance Committee is committed to actively seeking out highly qualified diverse candidates (including women and minority candidates) to include in the pool from which Board nominees are chosen. The Nominating and Corporate Governance Committee assesses its effectiveness in achieving this goal as part of its annual assessment of the composition of the Board.

In evaluating nominees, the Nominating and Corporate Governance Committee and the full Board assess the background of each candidate in a number of different ways, including how the individual's qualifications complement, strengthen and enhance those of existing Board members as well as the anticipated future needs of the Board. The Board also performs an annual self-evaluation, through which the members of the Board assess the Board's performance and ways in which such performance can be improved. Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively, and should be committed to serve on the Board for an extended period of time. The Company also will consider the candidate's independence under applicable Nasdaq listing standards and the Company's Corporate Governance Guidelines.

The Nominating and Corporate Governance Committee will identify potential candidates to recommend to the full Board, and a search firm may be engaged to identify additional candidates and assist with initial screening. If the Nominating and Corporate Governance Committee engages any such search firm, in furtherance of the Company's goals set forth under above, the Nominating and Corporate Governance Committee will request that the search firm actively seek out highly qualified diverse candidates (including women and minority candidates) to include in the pool of potential candidates presented to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee and the Chairman of the Board will perform the initial screening and oversee a review of the credentials of all candidates to identify candidates that they believe are best qualified to serve. The Chairman of the Nominating and Corporate Governance Committee, working with the Chairman of the Board, will obtain background and reference information, as appropriate, for the candidates under consideration. The Nominating and Corporate Governance Committee will review all available information concerning the candidates' qualifications and, in conjunction with the Chairman of the Board, will identify the candidate(s) they believe are best qualified to serve on the Company's Board. The members of the Nominating and Corporate Governance Committee, the CEO, and the Chairman of the Board (or the Chairman of the Board's delegate from the Board) will meet with the leading candidates to further assess their qualifications and fitness, and to determine their interest in joining the Board. Following the meeting, the Board member participants and the Chairman of the Board will make a recommendation concerning the candidate to the Nominating and Corporate Governance Committee, which will consider whether to recommend the candidate to the full Board for election.

Director Candidates Recommended by Stockholders. The Nominating and Corporate Governance Committee will consider candidates recommended by stockholders. The procedures that stockholders should use to nominate directors are provided in our Bylaws. For details on recommending a candidate for director or nominating a director, see "Other Matters — Stockholder Proposals" below. Stockholders should also provide such additional information as will allow the Nominating and Corporate Governance Committee to evaluate the candidate in light of the key principles listed above, including but not limited to information concerning the candidate's commitment to the Company's core values, personal and professional ethics, business experience and independence. The Nominating and Corporate Governance Committee may ask the candidate or the stockholder recommending the candidate to provide additional information at any time, and may conduct its own investigation of a candidate's background, as the Nominating and Corporate Governance Committee deems appropriate under the circumstances. There are no differences in the manner of evaluation if the nominee is recommended by a stockholder.

BOARD DIVERSITY MATRIX

Board Diversity Matrix (As of April 19, 2024)	Female	Male
Total Number of Directors	7	
Part I: Gender Identity		
Directors	1	6
Part II: Demographic Background		
White	1	5
Asian	—	1

COMMUNICATIONS WITH DIRECTORS

The Company believes that communication between the Board, stockholders and other interested stakeholders is an important part of the Company's corporate governance process. To this end, the Board has adopted Stockholder Communication Procedures that are available at *www.assertiotx.com* under the caption "Investors — Corporate Governance — Governance Documents" and that provide a process for stockholders to send communications to the Board, any individual director or the non-management directors as a group, through the Chairman. Communications may be sent in writing or by email to: Chairman of the Board, Assertio Holdings, Inc., c/o General Counsel, 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045, email: corpgov@assertiotx.com.

The Corporate Secretary will act as agent for the independent Chairman in facilitating direct communications to the Board. The Corporate Secretary will review, sort and summarize the communications. The Corporate Secretary will not, however, "filter out" any direct communications from being presented to the independent Chairman without instruction from the independent Chairman, and in such event, any communication that has been filtered out will be made available to any non-employee director who asks to review it. The Corporate Secretary will not make independent decisions with regard to what communications are forwarded to the independent Chairman. The Corporate Secretary will send a reply to the sender of each communication acknowledging receipt of the communication.

CODE OF ETHICS

The Board has adopted a Code of Business Conduct and Ethics (the Code of Ethics) that applies to all of the Company's employees, officers and directors, including its principal executive officer and its principal financial officer or persons performing similar functions. A copy of the Code of Ethics is available on the Company's website at *www.assertiotx.com* under the caption "Investors — Corporate Governance — Governance Documents" and any amendments to or waivers of the Code of Ethics will be posted to such website. We intend to disclose future amendments to certain provisions of the Code of Ethics, and any waivers of the Code of Ethics granted to executive officers and directors, on the website within four business days following the date of the amendment or waiver to the extent required by applicable rules.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE MATTERS

As a pharmaceutical company, we have identified the following environmental, social and governance matters, by category, as among the most important to our business.

Environmental

- We are committed to identifying and managing any environmental risks applicable to our business.
- We have policies related to the proper handling of materials.
- We value our natural resources and work with contractors in our supply chain who are subject to numerous rules and regulations aligned with these values.
- Our product quality team oversees product safety, quality and compliance.

Social

- We encourage diversity and inclusiveness in our workplace.
- We seek to employ diverse and talented individuals as employees and develop them to their fullest potential.
- We seek to offer our employees highly competitive compensation and benefit packages to retain them for the long term.

Governance

- We are committed to maintaining a strong corporate governance program which we believe reflects best practices. The Board's Corporate Governance Guidelines (posted on the Company's website at *www.assertiotx.com*) address, among other matters, the Board's composition and structure, responsibilities, retirement policy, meeting procedures, its role in leadership development and general committee matters.
- We are committed to building a diverse Board and actively seek out highly qualified diverse candidates (including women and minority candidates) to include in the pool from which Board nominees are chosen.
- We require our employees to act responsibly in compliance with applicable laws, rules and regulations and to conduct dealings with patients, medical professionals, and the Company's customers, suppliers and competitors fairly, honestly and with integrity.
- We provide regular training to our employees that supports their ability to act responsibly in compliance with applicable laws and standards.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of the Company's common stock as of April 12, 2024 (or for information based on filings with the SEC as of the dates specified below) by (a) each person known to the Company to beneficially own more than 5% of the outstanding shares of the Company's common stock, (b) each director and director nominee, (c) each named executive officer (NEO) and (d) all current directors and executive officers as a group. The information in this table is based solely on statements in filings with the SEC or other information made available to the Company that is deemed reliable.

Name of Beneficial Owner[1]	Aggregate Number of Shares of Common Stock[2]	Number Subject to Convertible Securities Exercisable Within 60 days[2]	Percentage of Common Stock[2]
Nantahala Capital Management, LLC[3]	7,619,440	—	8.0%
BlackRock, Inc.[4]	6,574,483	—	6.9%
Armistice Capital, LLC[5]	5,800,000	—	6.1%
The Vanguard Group[6]	4,878,543	—	5.1%
Heather L. Mason	156,456	149,598[7]	*%
Ajay Patel	133,254	486,659[8]	*%
Paul Schwichtenberg	103,924	486,659[8]	*%
Daniel A. Peisert[9]	607,457	1,776,813[10]	2.5%
Sravan K. Emany	—	—	*%
Sigurd C. Kirk	—	118,702[11]	*%
William T. McKee	12,334	202,569[12]	*%
Peter D. Staple	280,496[13]	51,255[14]	*%
James L. Tyree	157,057	39,636[15]	*%
Jeffrey L. Vacirca	52,642	—	*%
All current directors and executive officers as a group (10 persons)	1,007,292	2,056,752[16]	3.2%

_____

*   Less than one percent

(1) Except as otherwise indicated, the address of each beneficial owner listed in the table is Assertio Holdings, Inc., 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045.

(2) Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership within 60 days of the date of this table. Percentage ownership is based on 95,122,178 shares of the Company's common stock outstanding as of the date of this table. Shares of common stock subject to stock options, restricted stock units and warrants vesting within 60 days of the date of this table are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of such person but are not treated as outstanding for purposes of computing the percentage ownership of other persons. To our knowledge and subject to applicable community property rules, and except as otherwise noted, each person or entity has sole voting and investment power with respect to the shares shown. Unless otherwise noted, none of the shares shown as beneficially owned on this table are subject to pledge.

(3) As reported on a Schedule 13G filed with the SEC on February 14, 2024, Nantahala Capital Management, LLC (Nantahala) beneficially owned 7,619,440 shares of the Company's common stock as of December 31, 2023. Nantahala and its managing members, Wilmot B. Harkey and Daniel Mack, each have shared voting and dispositive power with respect to such shares. The address of the Nantahala and Messrs. Harkey and Mack is 130 Main St, 2nd Floor, New Canaan, Connecticut 06840.

(4) As reported on a Schedule 13G filed with the SEC on January 26, 2024, BlackRock, Inc. beneficially owned 6,574,483 shares of the Company's common stock as of December 31, 2023. Of such shares, BlackRock, Inc. has sole voting power with respect to 6,455,106 shares and sole dispositive power with respect to 6,574,483 shares. The address of BlackRock, Inc. is 50 Hudson Yards, New York, New York 10001.

(5) As reported on a Schedule 13G/A filed with the SEC on February 14, 2024, Armistice Capital, LLC (Armistice Capital) beneficially owned 5,800,000 shares of the Company's common stock as of December 31, 2023. Armistice Capital and its managing member, Steven Boyd, each have shared voting and dispositive power with respect to such shares. Armistice Capital is the investment manager of Armistice Capital Master Fund Ltd. (the Master Fund), the direct holder of such shares, and pursuant to an Investment Management Agreement, Armistice Capital exercises voting and investment power over the securities of the Company held by the Master Fund and thus may be deemed to beneficially own the securities of the Company held by the Master Fund. Mr. Boyd, as the managing member of Armistice Capital, may be deemed to beneficially own the securities of the Company held by the Master Fund. The Master Fund specifically disclaims beneficial ownership of the securities of the Company directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with Armistice Capital. The address for Armistice Capital and Mr. Boyd is 510 Madison Avenue, 7th Floor, New York, New York 10022.

(6) As reported on a Schedule 13G filed with the SEC on February 13, 2024, The Vanguard Group beneficially owned 4,878,543 shares of the Company's common stock as of December 29, 2023. Of such shares, The Vanguard Group has sole dispositive power with respect to 4,806,999 shares, shared voting power with respect to 40,565 shares and shared dispositive power with respect to 71,544 shares. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(7) Includes (a) 118,404 shares underlying stock options that are currently exercisable or exercisable within 60 days and (b) 31,194 restricted stock units that are scheduled to vest within 60 days.

(8) Includes (a) 448,642 shares underlying stock options that are currently exercisable or exercisable within 60 days and (b) 38,017 restricted stock units that are scheduled to vest within 60 days.

(9) The amounts listed in this table for Mr. Peisert, the Company's former President and Chief Executive Officer, are based on information available to the Company as of January 24, 2024, the date Mr. Peisert executed a waiver and release agreement in connection with his separation from service.

(10) Includes 1,776,813 shares underlying stock options that are currently exercisable during Mr. Peisert's post-separation stock option exercise period.

(11) Includes 118,702 shares underlying stock options that are currently exercisable.

(12) Includes (a) 11,138 shares underlying stock options that are currently exercisable or exercisable within 60 days and (b) 226,446 restricted stock units of which 195,252 are deferred until retirement and 31,194 are scheduled to vest within 60 days.

(13) Includes 3,475 shares of common stock held in trust.

(14) Includes (a) 10,165 shares underlying stock options that are currently exercisable or exercisable within 60 days and (b) 41,090 restricted stock units of which (i) 9,896 are deferred until retirement and (ii) 31,194 (all of which have been deferred until retirement) are scheduled to vest within 60 days.

(15) Includes (a) 8,442 shares underlying stock options that are currently exercisable or exercisable within 60 days and (b) 31,194 restricted stock units that are scheduled to vest within 60 days.

(16) Includes (a) 1,612,777 shares underlying stock options that are currently exercisable or exercisable within 60 days and (b) 443,975 restricted stock units that deferred until retirement and/or scheduled to vest within 60 days.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies and Procedures for Related Party Transactions

The Board has adopted a written Policy Regarding Transactions with Related Persons (the Related Persons Policy), which is administered by the Company's Audit Committee. The Related Persons Policy applies to any transaction or series of transactions in which the Company or a subsidiary is a participant, the amount involved exceeds $120,000 and a Related Person to the Company (as defined in Item 404(a) of SEC Regulation S-K) has a direct or indirect material interest; provided, however, the Board has determined that certain transactions not required to be reported pursuant to Item 404(a) of SEC Regulation S-K are not considered to be transactions covered by the Related Persons Policy. Under the Related Persons Policy, a related party transaction must be reported to the Company's legal department and be reviewed and approved or ratified by the Company's Audit Committee in accordance with the terms of the Related Persons Policy, prior to the effectiveness or consummation of the transaction, whenever practicable. The Company's Audit Committee reviews all relevant information available to it about the potential related party transaction. The Company's Audit Committee, in its sole discretion, may impose such conditions as it deems appropriate on the Company or the Related Person in connection with the approval of the related party transaction. The Company also polls its directors and executive officers on a quarterly basis with respect to related party transactions and their service as an officer or director of other entities. The brother-in-law of our Chief Commercial Officer, Paul Schwichtenberg, served as Senior Manager-Operations through November 30, 2023 and, thereafter, as Associate Director-Operations. In such capacities, he earned above the $120,000 reporting threshold in 2023, commensurate with similarly situated employees of the Company. Otherwise, there were no transactions since January 1, 2022, or any currently proposed transactions, that require disclosure as a related party transaction.

Anti-Hedging and Anti-Pledging Policy

The Company's Insider Trading Policy covers all Company officers, employees, directors and designated consultants. All trading transactions are required to be precleared by the Company's General Counsel. Specifically, the Company's policy prohibits the following relating to Company securities:

- Speculative trading such as short sales, "sale against the box" or any equivalent transactions

- Hedging transactions such as "cashless" collars, forward sales, equity swaps and other similar instruments

- Pledging shares

- Purchasing stock "on margin"

- Trading during blackout periods

EXECUTIVE OFFICERS

The Company's executive officers are set forth in the table below. Biographical information for Ms. Mason is set forth above under "Board of Directors and Director Nominees."

Name	Age	Position
Heather L. Mason*	63	Interim Chief Executive Officer and Director
Ajay Patel	40	Senior Vice President and Chief Financial Officer
Paul Schwichtenberg	53	Senior Vice President and Chief Commercial Officer
Sam Schlessinger	42	Senior Vice President and General Counsel

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* Effective January 2, 2024, Daniel A. Peisert separated from service as President and Chief Executive Officer of the Company and director Heather L. Mason was appointed to serve as the Company's Interim Chief Executive Officer while the Board of Directors conducts a search for a successor Chief Executive Officer.

Ajay Patel has served as Senior Vice President and Chief Financial Officer since November 2023, prior to which he served as Senior Vice President and Chief Accounting Officer from March 2021 and as Vice President, Controller from July 2019 when he joined the Company. Prior to joining the Company, from February 2018 to July 2019 he served as Director, Technical Accounting & Accounting Policy at US Foods, a food service distributor, where he was responsible for establishing and maintaining company-wide accounting policies. From June 2006 to February 2018, Mr. Patel served at Ernst & Young LLP (Ernst & Young), a multinational professional services network, in various roles of increasing responsibility in its Assurance practice leading financial statement audits of strategic key clients. Mr. Patel holds a B.S. degree in Finance from the University of Illinois, a Masters degree in accounting from the University of Virginia and is a certified public accountant (CPA).

Paul Schwichtenberg has served as Senior Vice President and Chief Commercial Officer since February 2024, prior to which he served as Senior Vice President, Commercial Pricing, Analytics and Distribution from November 2023, as Senior Vice President, Chief Financial Officer from March 2021, and as Vice President, Finance from April 2018 when he joined the Company. Prior to joining the Company, he served as Director of Pricing and Planning for AbbVie, a biopharmaceutical company, from October 2013 to April 2018 where he led the U.S. Commercial Pricing Team. Prior to this, Mr. Schwichtenberg served as Controller for Radio Flyer, Inc., a consumer products company, from October 2010 to October 2013. From 2000 to October 2010, Mr. Schwichtenberg served at Takeda Pharmaceuticals in various roles of increasing responsibility, most recently as Senior Director and Controller. Prior to entering the pharmaceutical industry, he served as a senior auditor at Wolf & Company LLP. Mr. Schwichtenberg holds a B.S. degree in Business Administration from Roosevelt University and is a certified public accountant (CPA).

Sam Schlessinger has served as Senior Vice President and General Counsel since July 2021, and became an executive officer of the Company in March 2022. Mr. Schlessinger previously served as the Company's Vice President, Legal from February 2021 through June 2021 and as Senior Counsel from May 2020 to February 2021. Prior to joining the Company, Mr. Schlessinger provided outsourced corporate and securities legal services to the Company from 2019 to 2020 through Axiom Law. Prior to that, he served as a corporate partner at Dentons LLP from 2015 to 2018, where he advised public and privately- held clients in mergers and acquisitions, buyouts and recapitalizations, and securities transactions; a corporate associate at Dentons LLP from 2012 to 2015; and a corporate associate at McDermott Will & Emery LLP from 2006 to 2012. Mr. Schlessinger holds a B.A. degree in Mathematics from Pomona College and a Juris Doctorate from the University of Illinois.

EXECUTIVE COMPENSATION

EXECUTIVE SUMMARY

2023 Key Business Results

During fiscal 2023, the Company continued to advance its commercial model and diversify its asset base with the acquisition of Spectrum. Management and the Board believed that this focus would best position the Company for future sustainable value creation. The Company notes the following key results for fiscal 2023:

- Delivered full year product sales of $149.5 million.

- Reported full year GAAP net loss of $(331.5) million and non-GAAP adjusted EBITDA of $67.7 million*.

- Generated $49.6 million in operating cash flow.

- Completed the Spectrum Merger and its key asset Rolvedon®, diversifying the Company's asset base and entering the oncology marketplace.

For 2023, management established three key priorities. The highlights of fiscal 2023 align with these priorities, as further described below:

1. **To continue to build and prove the value of our commercial platform**:   The Company continued to deliver sales through its non-personal platform across its asset base, utilizing digital tools to generate awareness and prescriber activity for key assets. In 2023 the Company subsequently integrated an in-person oncology commercial contracting, access and sales team related to the Spectrum Merger, diversifying and expanding its commercial capabilities.

2. **To maintain Indocin and execute on the Indocin Life Cycle Management initiatives:**   The Company aligned its commercial efforts to maximize Indocin net product sales through more favorable channels. As a result of the feedback from the FDA and the entry of an Indocin generic competitor in August 2023, the Company de-prioritized its Indocin Life Cycle Management initiatives.

3. **To execute on our M&A plans to diversify and create future growth opportunities for the business:**   The Company announced the entry into the Merger Agreement to acquire Spectrum in April 2023 via an all-stock transaction, which subsequently closed on July 31, 2023. The acquisition included the Rolvedon asset, enabling the Company to enter the oncology marketplace with an FDA authorized novel, non-biosimilar G-CSF asset.

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*   Adjusted EBITDA is a non-GAAP financial measure. For a discussion of this measure and for reconciliation to the most directly comparable GAAP measure, see Appendix A to this Proxy Statement.

Stockholder Engagement and Say-on-Pay

We believe that regular, transparent communications with our stockholders are essential to our long-term success. We value the opinions of our stockholders, and we are committed to building and maintaining a robust stockholder engagement program to solicit feedback and encourage open and transparent honest discussion about our Company and our executive compensation and governance programs.

We engage with our stockholders in a variety of ways, including soliciting direct feedback on specific matters, active participation in equity conferences and investor events across the United States and through frequent meetings with stockholders, prospective stockholders, and investment analysts. These meetings regularly include our Chief Executive Officer and Chief Financial Officer.

As part of our engagement efforts, we seek to provide our investors with insight into our business and practices, answers to their questions, and responses to the valuable insight and feedback they share. We also review and discuss stockholder feedback internally to help ensure we are proactively assessing and informing our policies, programs, and areas of focus, as well as balancing the priorities of our stockholders.

Over the course of 2023 and early 2024, as part of our outreach and engagement efforts, we have engaged with stockholders across varying position sizes and classification. In the course of those conversations, the Company has addressed executive compensation, corporate governance, and other matters relevant to these audiences. Through these engagements, we seek to provide stockholders and potential stockholders with an overview of our Company, answers to questions, responses to feedback, and context and insight into our practices.

Finally, as part of this process, the Compensation Committee retains Pearl Meyer, a leading independent compensation consulting firm, to maintain insight on current pay practices and ensure that our approach effectively balances competitive market practices, stockholder expectations, best-practice governance standards and our business strategy. We continue to closely monitor and evaluate the elements of these programs in an effort to align the interests of our executive team with the interests of our stockholders and to address material matters that our stockholders raise.

What Guides Assertio's Program

Executive Compensation Philosophy

The Company strives to align executive compensation with business results and stockholder interests. In this spirit, the Company offers a competitive compensation program that allows its NEOs to share in its financial success when they deliver performance that helps achieve short- and long-term corporate goals and increases in stockholder value. On an overall basis, target total compensation for the Company's NEOs is calibrated to the market median of a blend of its peer group and size-appropriate survey data from the life sciences industry. Certain executives may be above or below the market median depending on their individual experience level and the value of their role to the organization. In addition, the majority of compensation for all NEOs is in the form of long-term incentive compensation and therefore earned compensation can be above or below target depending on the Company's performance.

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning compensation earned for services rendered to the Company by each of our named executive officers for fiscal years 2023 and 2022, as applicable, as determined in accordance with applicable SEC rules.

Name & Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Options Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Daniel A. Peisert	2023	612,630	137,500	1,066,065	999,845	424,549	23,400	3,263,989
Former President & Chief Executive Officer	2022	589,990	137,500	2,095,817	1,717,937	1,427,865	24,709	5,993,818
Ajay Patel[5]	2023	362,512	22,125	266,516	249,962	131,051	23,100	1,055,266
Senior Vice President, Chief Financial Officer	2022	349,115	22,125	747,954	609,484	342,583	28,192	2,099,453
Paul Schwichtenberg[6]	2023	373,155	44,250	266,516	249,962	132,363	23,880	1,090,127
Senior Vice President, Chief Commercial Officer	2022	359,365	44,250	747,954	609,484	354,266	22,998	2,138,318

(1) Reflects cash awards paid to each named executive officer pursuant to the Company's Long-Term Incentive Awards, which were granted in February 2020 and vest on each of the first three anniversaries of the grant date assuming continued employment through the applicable vesting date.

(2) The amounts shown in the Stock Awards and Option Awards columns represent the grant date fair value of stock options and restricted stock units (including for 2022, the NEOs' performance-based stock options and performance-based restricted stock units, which vested on May 12, 2023, and were partially cash settled at the election of the Compensation Committee), determined in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718.

The assumptions made in the valuation reflected in these columns are set forth in the following notes to the Company's Consolidated Financial Statements:

For Stock and Option Awards Granted in Fiscal Year	Consolidated Financial Statements	Included with Form 10-K Filed:	Note
2023	December 31, 2023	March 11, 2024	17
2022	December 31, 2022	March 08, 2023	15

(3) Reflects amounts paid to each named executive officer pursuant to the Company's annual cash bonus plan which pays out to participants based on levels of performance against corporate financial metrics and corporate business process goals, as well as individual goals if applicable (as discussed in "— Narrative to Summary Compensation Table — 2023 Performance Measures" below). Amounts listed for 2022 also include payment of the following one-time cash retention bonuses: In 2022, as part of the Company's Retention Bonus Plan, a time bound plan which expired in September 2022, (i) Mr. Peisert received a special one-time cash retention bonus equal to 50% of his 2021 annual cash bonus, and (ii) Messrs. Patel and Schwichtenberg each received a special one-time cash retention bonus equal to 75% of their respective 2021 annual cash bonus for continued employment with the Company as of September 15, 2022.

(4) For 2023, amounts reflect $22,500 in Company 401(k) match and life insurance premiums. The Company provides the named executive officers with health, medical and other non-cash benefits generally available to all salaried employees, which are not included in these columns pursuant to SEC rules.

(5) Amounts paid to Mr. Patel during 2023 reflect compensation in his role as Senior Vice President, Chief Accounting Officer from January 1, 2023, through November 8, 2023, and Senior Vice President, Chief Financial Officer from November 9, 2023, through December 31, 2023. Amounts paid to Mr. Patel during 2022 reflect compensation paid in his role as Senior Vice President, Chief Accounting Officer.

(6) Amounts paid to Mr. Schwichtenberg during 2023 reflect compensation in his role as Senior Vice President, Chief Financial Officer from January 1, 2023, through November 8, 2023, and Senior Vice President, Commercial Pricing, Analytics and Distribution from November 9, 2023, through December 31, 2023. Amounts paid to Mr. Schwichtenberg during 2022 reflect compensation paid in his role as Senior Vice President, Chief Financial Officer. Effective February 7, 2024, Mr. Schwichtenberg was promoted to Senior Vice President, Chief Commercial Officer.

Narrative to Summary Compensation Table

Annual Cash Bonus Opportunity

To tie a significant portion of their annual cash compensation to actual performance, each NEO is eligible for a cash bonus award under the Company's annual bonus plan, based on the achievement of the financial and business process goals for the Company and, if applicable, each executive's individual goals.

A target annual bonus opportunity is established annually and may be adjusted from time to time by the Compensation Committee in connection with an NEO's promotion or performance. The table below shows the 2023 target annual cash bonus opportunities for each of the NEOs.

NEO	Base Salary	Target Bonus Opportunity (As a % of Salary)
Daniel A. Peisert	$616,583	110%
Ajay Patel	$364,851	45%
Paul Schwichtenberg	$375,563	45%

2023 Performance Measures

The Company's annual bonus plan pays out to participants based on levels of performance against corporate financial metrics (weighted 65%) and corporate business process goals (weighted 35%) reviewed by the Compensation Committee. The combination of corporate financial metrics and corporate business process goals (collectively, the "Corporate Goals") ensures that the Company has the right balance between accountability to annual financial goals and support for our business strategy. For 2023, the bonus plan was split into the first part of 2023, encompassing January 1, 2023 to July 31, 2023 (the First Part of 2023), and the second part of 2023, encompassing August 1, 2023 to December 31, 2023 (the Second Part of 2023) to reflect the impact of the Spectrum Merger which closed July 31, 2023.

The Corporate Goals for the First Part of 2023 and Second Part of 2023, respectively, are set forth in the following table:

First Part of 2023		Second Part of 2023	
Corporate Performance Metric	Weighting	Corporate Performance Metric	Weighting
Sympazan and Otrexup Net Sales and Volume[1]	**20%**	**Sympazan and Otrexup Net Sales and Volume**[1]	**20%**
Sympazan Net Sales for 2023	5%	Sympazan Net Sales for 2023	5%
Sympazan Volume for 2023	5%	Sympazan Volume for 2023	5%
Otrexup Net Sales for 2023	5%	Otrexup Net Sales for 2023	5%
Otrexup Volume for 2023	5%	Otrexup Volume for 2023	5%
Adj. Operating Cash Flow for the First Part of 2023[2]	**30%**	**Adj. Operating Cash Flow for the Second Part of 2023**[2]	**30%**
Acquired Annualized Gross Profit[3]	**15%**	**Spectrum Deal Model**[4]	**15%**
Total Corporate Financial Goals	**65%**	**Total Corporate Financial Goals**	**65%**
Indocin Volume Retention Goal	20%	Indocin Erosion Volume Goal	20%
Indocin Clinical Goal	15%	Spectrum Integration	15%
Total Corporate Business Process Goals	**35%**	**Total Corporate Business Process Goals**	**35%**

(1) The Sympazan and Otrexup Net Sales and Volume goals were measured on a full year basis as discussed below.

(2) Adjusted Operating Cash Flow is defined as operating cash flow for the relevant period adjusted for the impact of transaction costs associated with the Spectrum Merger less any Indocin royalty payments.

(3) Acquired Annualized Gross Profit is defined as gross profit acquired in the Spectrum Merger based on performance during the 12-month period Q4 2022 through Q3 2023.

(4) The Spectrum deal model goal consists of revenue and contribution margin goals that are based on the deal model established by the Company prior to the consummation of the Spectrum Merger.

The CEO's bonus opportunity for 2023 is based entirely on the achievement of the Corporate Goals, and the Corporate Goals for the other NEOs are weighted 70%, with the remaining 30% based on the achievement of individual goals as discussed below.

For 2023, the Company used Sympazan and Otrexup Net Sales and Volume and Adjusted Operating Cash Flow as the primary financial performance measures because they provide a reliable indicator of the strength of its overall financial results.

The Sympazan and Otrexup Net Sales goals were scored on a full year basis as follows:

Sympazan Net Sales (5% Weighting)			Otrexup Net Sales (5% Weighting)		
Performance Level	Payout Percentage*	Actual Result	Performance Level	Payout Percentage*	Actual Result
Less than $9.7M	0%	$9.9M (88% Payout)	Less than $11.2M	0%	$12.0M (75% Payout)
$9.8M (97.5% of Target).	88%		$11.8M (95% of Target)	75%	
$10.0M (100% of Target)	100%		$12.5M (100% of Target)	100%	
$12.0M (120% of Target)	200%		$15.0M (120% of Target)	200%	

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*   If actual achievement levels are between threshold, target, or maximum performance levels, payouts are made based on the highest level actually achieved; adjustments are not made for achievement between performance levels.

The Sympazan and Otrexup Volume goals (5% weighting each) were also scored on a full year basis. The Company does not disclose the specific targets or actual results related to these goals due to potential competitive harm, but the Compensation Committee believes that achievement of the target goal was challenging and would have required substantial performance. The Committee evaluated performance with respect to the Sympazan and Otrexup Volume goals at the end of the year and determined that 98.5% and 98.8% of target was achieved, respectively, resulting in both cases in an 88% payout percentage.

First Part of 2023:

Performance and associated payout levels for each Corporate Goal for the First Part of 2023 (other than the Sympazan and Otrexup Net Sales and Volume goals which were scored on a full year basis as described above) are provided below:

Adjusted Operating Cash Flow for the First Part of 2023* (30% Weighting)			Acquired Annualized Gross Profit* (15% Weighting)		
Performance Level	Payout Percentage**	Actual Result	Performance Level	Payout Percentage**	Actual Result
Less than $26.6M	0%	$28.5M (75% Payout)	Less than $22.4M	0%	$45.7M (150% Payout)
$28.0M (95% of Target)	75%		$22.4M (70% of Target)	50%	
$29.5M (100% of Target)	100%		$32.0M (100% of Target)	100%	
$35.4M (120% of Target)	200%		$40.0M (125% of Target)	150%	

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*   Adjusted Operating Cash Flow is defined as operating cash flow for the relevant period adjusted for the impact of transaction costs associated with the Spectrum Merger less any Indocin royalty payments. Acquired Annualized Gross Profit is defined as gross profit acquired in the Spectrum Merger based on performance during the 12-month period Q4 2022 through Q3 2023.

**   If actual achievement levels are between threshold, target, or maximum performance levels, payouts are made based on the highest level actually achieved; adjustments are not made for achievement between performance levels.

With respect to corporate business process goals (35% of overall Corporate Goals bonus payout for each NEO), the Compensation Committee assesses performance relative to the predetermined goals and weightings and applies a scoring that can range between 0-100%. For the First Part of 2023, the corporate business process goals were scored at 0%. For the First Part of 2023, the corporate business process goals were:

      Indocin Volume Retention Goal   (20% of overall Corporate Goals bonus for NEOs)

      Indocin Clinical Goal   (15% of overall Corporate Goals bonus for NEOs)

With respect to individual goals (30% of overall bonus payout for NEOs excluding the CEO), the Compensation Committee assesses performance relative to the predetermined goals and weightings and applies an "individual goals payout multiplier" based on that assessment. The individual goals payout percentages can range between 0-130%. For the First Part of 2023, the individual metrics, for each NEO named below, were as follows:

NEO	Individual Goals (30% Weighting)
Ajay Patel	Financial Reporting Enhancements Assertio Distribution Set-up Business Development Support Financial Management
Paul Schwichtenberg	Assertio Distribution Set-up Commercial Strategy Financial Management Business Development Support

Second Part of 2023:

Performance and associated payout levels for each Corporate Goal for the Second Part of 2023 (other than the Sympazan and Otrexup Net Sales and Volume goals which were scored on a full year basis as described above) are provided below:

Adjusted Operating Cash Flow for the Second Part of 2023* (30% Weighting)

Performance Level	Payout Percentage**	Actual Result
Less than $13.7M	0%	$28.2M (200% Payout)
$14.6M (95% of Target)	75%	
$15.5M (100% of Target)	100%	
$18.4M (120% of Target)	200%	

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* Adjusted Operating Cash Flow is defined as operating cash flow for the relevant period adjusted for the impact of transaction costs associated with the Spectrum Merger less any Indocin royalty payments.

** If actual achievement levels are between threshold, target, or maximum performance levels, payouts are made based on the highest level actually achieved; adjustments are not made for achievement between performance levels.

For the Second Part of 2023, the Company also measured the Spectrum deal model goal (15% weighting), which consisted of revenue and contribution margin goals based on the deal model established by the Company prior to the consummation of the Spectrum Merger. Threshold levels of performance were not achieved and there was no payout with respect to the Spectrum deal model goal.

For the Second Part of 2023, the corporate business process goals were scored at 42.8%. For the Second Part of 2023, the corporate business process goals were:

Indocin Erosion Volume Goal	(20% of overall Corporate Goals bonus for NEOs)
Spectrum Integration	(15% of overall Corporate Goals bonus for NEOs)

With respect to individual goals (30% of overall bonus payout for NEOs excluding the CEO), for the Second Part of 2023, the individual metrics, for each NEO named below, were as follows:

NEO	Individual Goals (30% Weighting)
Ajay Patel	Operating Cash Flow Spectrum Integration Holding Company Structure Financial Compliance
Paul Schwichtenberg	Assertio Distribution Set-up Rolvedon Strategy Financial Management Spectrum Integration

Following the completion of the fiscal year, the Compensation Committee assesses the Company's performance relative to the Corporate Goals and applies a "corporate payout multiplier" based on that performance. A corporate multiplier of 100% reflects 100% achievement of the Corporate Goals. The Board makes the final determination of the corporate payout multiplier, after receiving a recommendation from the Compensation Committee. The weighting of the achievement of corporate financial goals and corporate business process goals as a portion of an executive's total Corporate Goals bonus payout is 65% and 35%, respectively, for all NEOs.

Actual bonus payouts are then determined by applying the corporate payout multiple to the NEO's corporate target bonus, which is then multiplied by the NEO's weighting of the Corporate Goals. If applicable, the NEO's individual goals payout multiplier is then multiplied by the NEO's weighting of their individual process goals. For 2023, the Compensation Committee determined that the "corporate payout multiplier" was 62.6% and that each of Messrs. Patel and Schwichtenberg outperformed their individual goals as a result of navigating unforeseen challenges and volatility over the course of the year. The following table sets forth the Company's actual payout percentage achieved and illustrates the calculation of the annual cash incentive awards payable to its NEOs under the 2023 bonus plan in light of these performance results.

NEO	Base Salary	Bonus Target %	Total Corporate Multiplier %	Corporate Weighting %	Total Corporate Payout $	Total Individual Multiplier %	Individual Weighting %	Total Individual Payout $	Total Payout $
Daniel A. Peisert	$616,583	110%	62.6%	100%	$424,579	N/A	N/A	N/A	$424,579
Ajay Patel	$364,096	45%	62.6%	70%	$142,279	120.0%	30%	$59,106	$131,051
Paul Schwichtenberg . . .	$375,563	45%	62.6%	70%	$ 74,057	115.0%	30%	$58,306	$132,363

Long-Term Cash Awards

In 2020, each of the named executive officers received long-term cash awards, which vest over three years and a portion of which vested in each of 2022 and 2023 and thus is reported as compensation for such years in the Summary Compensation Table.

Long-Term Equity Incentive Awards

In 2023, the Compensation Committee granted an equal mix of time-vesting Restricted Stock Units (RSUs) and stock options in order to balance both incentive and retention-related goals. The targeted annual grant value more closely aligns Assertio's executives to the long-term interests of its stockholders. The RSUs and option awards granted by Assertio vest as to one-third on the first anniversary of the grant date and thereafter in equal, annual installments on the second and third anniversaries of the grant date.

The Compensation Committee determines the size of a particular equity award based on a holistic assessment of several factors, including competitive market levels, the executive's past performance and future potential, the Company's performance relative to corporate objectives, and recent growth or decline in stockholder value. Annual grants are generally made in the first quarter of the fiscal year. The date of the meeting of the Compensation Committee at which equity grants are made is set in advance and is not coordinated with the release of information concerning the Company's business. The target grant amounts were approved by the Compensation Committee with the number of RSUs determined using a 10-day average stock price preceding the date of grant and the number of stock options determined using Black- Scholes model valuation as of the grant date closing stock price. Values for annual equity award grants made in 2023 for each NEO (and which vest one third annually beginning on February 21, 2024), are shown below:

NEO	RSU Value	Stock Option Value
Daniel A. Peisert	$1,000,000	$1,000,000
Ajay Patel	$ 250,000	$ 250,000
Paul Schwichtenberg	$ 250,000	$ 250,000

Risk Management and Mitigation of Compensation Policies and Practices

The Compensation Committee has reviewed our incentive compensation programs, discussed the concept of risk as it relates to our compensation program, considered various mitigating factor (including that awards under our Amended and Restated 2014 Omnibus Incentive Plan may be subject to recovery or clawback under our clawback policy adopted October 2, 2023), and reviewed these items with its independent consultant, MorganHR, which was engaged directly by the Compensation Committee. In addition, our Compensation Committee asked MorganHR to conduct an independent risk assessment of our executive compensation program. Based on these reviews and discussions, the Compensation Committee does not believe our compensation program creates risks that are reasonably likely to have a material adverse effect on our business. In October 2023, Pearl Meyer was engaged directly by the Compensation Committee to replace MorganHR as the Committee's independent compensation consultant. The Compensation Committee has reviewed the independence of MorganHR and Pearl Meyer, respectively, in light of SEC rules and has affirmatively determined that the work performed by MorganHR and Pearl Meyer does not raise any conflict of interest.

For the foregoing reasons, the Compensation Committee has concluded that the programs by which our executives are compensated strike an appropriate balance between short-term and long-term compensation and incentivize our executives to act in a manner that prudently manages enterprise risk.

Other Compensation Practices and Policies that Align Assertio's NEOs to Its Stockholders

Stock Ownership Policy

To align the interests of our management and directors with those of our stockholders, the Board of Directors concluded that Assertio NEOs and non-employee directors should have a significant financial stake in the Company's stock. To further that goal, we implemented stock ownership guidelines (the Guidelines). The NEOs are required to hold a specific level of equity ownership as outlined below:

Executives: The Guidelines apply to the NEOs in two tiers. The stock ownership levels under the Guidelines, expressed as a multiple of the Covered Executive's annual base salary rate of January 1st of the year are as follows:

Tier	Covered Executives	Multiple of Salary
Tier One	Chief Executive Officer	4x Salary
Tier Two	Other NEOs	2x Salary

The shares counted toward these ownership requirements include shares owned outright, unvested restricted stock and vested performance stock units.

Non-Employee Directors: Our directors are required to maintain a stock ownership level that is equal to three times their annual Board cash retainers.

Both NEOs and non-employee directors have five years from commencement of their service to meet their respective Guidelines. As of January 1, 2023, all of our NEOs and all non-employee directors were in compliance with achieving the Guidelines within the aforementioned timeframe. However, due to the significant drop in the Company's stock price during the second half of 2023 and the corresponding decrease in the value of their stock holdings, on April 8, 2024, the Board adopted retention mechanisms such that any participant who is not currently in compliance with the Guidelines is expected to become compliant in a timely manner.

Clawback Policy

Under our clawback policy, which is intended to comply with the requirements of Nasdaq listing standards implementing the requirements of Rule 10D-1 under the Securities Exchange Act of 1934, as amended (the Exchange Act), in the event we are required to prepare an accounting restatement of the Company's financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws, the Company will recover, on a reasonably prompt basis, the excess incentive-based compensation received by any executive officer (as defined under Rule 10D-1 of the Exchange Act), including the NEOs, during the prior three fiscal years that exceeds the amount that the executive officer otherwise would have received had the incentive-based compensation been determined based on the restated financial statements.

In addition, in the event that the Board reasonably determines, in its sole discretion, that an executive officer (i) has materially violated the Company's Code of Conduct by directing, participating or engaging in corrupt business practices, including fraud, resulting or likely to result in substantial and material damage to the Company or its subsidiaries or (ii) engaged in misconduct in the performance of the executive officer's duties to the Company resulting or likely to result in the creation or perpetuation of a hostile work environment, the Board in its discretion may, to the extent permitted by applicable law, seek to recoup for the benefit of the Company all incentive payments that were made to the executive officer and all equity awards granted to the executive officer (1) after the date on which such conduct occurred or commenced or (2) within the twelve (12) months preceding such date, in each case, by requiring such executive officer to pay such amount(s) to the Company, by set-off, by reducing future compensation, or by such other means or combination of means as the Board reasonably determines to be appropriate.

For fiscal 2023, the Board determined it did not require any recoupment of any incentive payments or equity compensation.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information regarding outstanding equity awards held by the named executive officers as of December 31, 2023.

			Option Awards				Stock Awards	
Name	Award Type	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Expiration Date	Number of Restricted Stock Units That have Not Vested (#)	Market Value of Restricted Stock Units That have Not Vested ($)[(1)]
Daniel A. Peisert	Stock Option[(2)]	11/8/2017	23,917	—	22.80	11/8/2027	—	—
	Stock Option[(3)]	5/19/2020	50,001	—	3.20	5/19/2030	—	—
	RSU[(4)]	2/11/2021	—	—	—	—	189,394	202,652
	Stock Option[(5)]	12/1/2021	623,334	311,666	1.31	12/1/2031	—	—
	Stock Option[(5)]	5/12/2022	146,199	292,397	2.63	5/12/2032	—	—
	RSU[(4)]	5/12/2022	—	—	—	—	304,137	325,427
	Performance Based Stock Option[(6)]	5/12/2022	400,000	—	2.63	5/12/2032	—	—
	RSU[(4)]	2/21/2023	—	—	—	—	205,804	220,210
	Stock Option[(5)]	2/21/2023	—	226,491	5.18	2/21/2029	—	—

Name	Award Type	Grant Date	Option Awards		Option Exercise Price ($)	Expiration Date	Stock Awards	
			Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable			Number of Restricted Stock Units That have Not Vested (#)	Market Value of Restricted Stock Units That have Not Vested ($)[1]
Ajay Patel	RSU[4]	2/11/2021	—	—	—	—	47,348	50,662
	Stock Option[5]	12/1/2021	156,667	78,333	1.31	12/1/2031	—	—
	Stock Option[5]	5/12/2022	36,550	73,099	2.63	5/12/2032	—	—
	RSU[4]	5/12/2022	—	—	—	—	76,034	81,356
	Performance Based Stock Option[6]	5/12/2022	200,000	—	2.63	5/12/2032	—	—
	RSU[4]	2/21/2023	—	—	—	—	51,451	55,053
	Stock Option[5]	2/21/2023	—	56,623	5.18	2/21/2029	—	—
Paul Schwichtenberg . .	RSU[4]	2/11/2021	—	—	—	—	47,348	50,662
	Stock Option[5]	12/1/2021	156,667	78,333	1.31	12/1/2031	—	—
	Stock Option[5]	5/12/2022	36,550	73,099	2.63	5/12/2032	—	—
	RSU[4]	5/12/2022	—	—	—	—	76,034	81,356
	Performance Based Stock Option[6]	5/12/2022	200,000	—	2.63	5/12/2032	—	—
	RSU[4]	2/21/2023	—	—	—	—	51,451	55,053
	Stock Option[5]	2/21/2023	—	56,623	5.18	2/21/2029	—	—

(1) The values shown are based on $1.07 per share, which was the closing price of our common stock on December 29, 2023.

(2) This stock option vested in full on September 18, 2021.

(3) This stock option vested in full on May 19, 2021.

(4) One third of this RSU award vests on each of the first three anniversaries of the grant date, assuming continued employment through the applicable vesting date.

(5) One third of this stock option award vests on each of the first three anniversaries of the grant date, assuming continued employment through the applicable vesting date.

(6) This performance-based stock option vested on May 12, 2023 and thus was no longer subject to performance conditions as of the last day of the fiscal year.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The Company is party to Management Continuity Agreements with each of its executive officers, except for Heather L. Mason, who was appointed as the Company's interim CEO on January 2, 2024.

Pursuant to the terms of the Management Continuity Agreements, upon the termination of an executive officer's employment by the Company other than for Cause, death or Disability, or upon his or her termination for Good Reason (each as defined in the Management Continuity Agreements), within the period beginning ninety days prior to a Change in Control and ending twenty-four months following a Change in Control (the Change in Control Period), the executive will be entitled to:

(i) a lump sum cash payment in an amount equal to the sum of three times (if the executive is the CEO) or one and a half times (if the executive is not the CEO) the higher of (1) the base salary which the executive was receiving immediately prior to the Change in Control or (2) the base salary which the executive was receiving immediately prior to their termination of employment, plus three times (if the executive is the CEO) or one and a half times (if the executive is not the CEO) the executive's annual target bonus;

(ii) payment of the full cost of the health insurance benefits provided to the executive and the executive's spouse and dependents through the earlier of the end of the 36-month period (if the executive is the CEO) or 18-month period (if the executive is not the CEO) following the date of termination or the date upon which executive is no longer eligible for such COBRA or other benefits under applicable law;

(iii) payment of any earned but unpaid annual bonus for the year immediately preceding the year of termination;

(iv) outplacement services not to exceed $5,000 per month for up to three consecutive months; and

(v) 100% of the executive's unvested option shares, restricted stock, restricted stock units, other equity-based awards and other long-term incentive awards shall become immediately vested. Pursuant to the terms of the Management Continuity Agreements, in the event of a termination that occurs prior to the date of the Change in Control, then if any of the executive's unvested option shares, restricted stock, restricted stock units, other equity-based awards and other long-term incentive awards are forfeited as the result of such termination of employment, the executive shall be entitled to receive a lump sum cash payment equal to the value of all such awards that were forfeited as the result of such termination of employment.

In addition, pursuant to the terms of the Management Continuity Agreements, in the event of the termination of an executive officer's employment other than for Cause, death or Disability, or due to a voluntary termination for Good Reason, outside of the Change in Control Period, the executive will be entitled to receive severance benefits as follows:

(i) acceleration of 12 months of such executive's unvested Company equity awards if the executive is the CEO;

(ii) severance payments for 18 months (if the executive is the CEO) or 12 months (if the executive is not the CEO) after the effective date of the termination equal to the base salary which he was receiving immediately prior to the termination of employment;

(iii) payment of the full cost of the health insurance benefits provided to the executive and his or her spouse and dependents, as applicable, immediately prior to the termination of employment pursuant to the terms of COBRA or other applicable law for 18 months (if the executive is the CEO) or 12 months (if the executive is not the CEO) following the date of termination or, if earlier, until the date upon which the executive is no longer eligible for such COBRA or other benefits under applicable law;

(iv) payment of any earned but unpaid annual bonus for the year immediately preceding the year of termination, to be paid at the time the Company pays bonuses with respect to such year to its executives generally; and

(v) outplacement services not to exceed $5,000 per month for up to three consecutive months.

In connection with Mr. Peisert's separation from the Company following the end of the fiscal year, he became eligible for benefits under his Management Continuity Agreement subject to the terms and conditions thereof.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company.

Year	Summary Compensation Table Total for PEO[1]	Compensation Actually Paid to PEO[2]	Average Summary Compensation Table Total for Non-PEO NEOs[3]	Average Compensation Actually Paid to Non-PEO NEOs[4]	Value of Initial Fixed $100 Investment Based On Total Shareholder Return[5]	Net Income (Loss)[6] (in thousands)
2023	$3,263,989	$ (3,632,048)	$1,072,697	$(1,186,801)	$ 74	$(331,942)
2022	$5,993,818	$10,805,836	$2,118,886	$ 3,643,883	$299	$ 109,625
2021	$5,216,713	$ 4,561,299	$1,483,676	$ 1,326,543	$151	$ (1,281)

(1) The dollar amounts reported are the amounts of total compensation reported in our Summary Compensation Table.

(2) The dollar amounts reported represent the amount of "compensation actually paid", as computed in accordance with SEC rules. The dollar amounts do not reflect the actual amount of compensation earned by or paid during the applicable year. In accordance with SEC rules, the following adjustments were made to total compensation to determine the compensation actually paid:

Year	Reported Summary Compensation Table Total for PEO	Deduct Reported Value of Equity Awards[a]	Add (Deduct) Equity Award Adjustments[b]	Compensation Actually Paid to PEO
2023	$3,263,989	$2,065,909	$(4,830,128)	$(3,632,048)

(a) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

(b) The equity award adjustments for the applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value	Total Equity Award Adjustments
2023	$270,139	$(5,323,325)	—	$223,059	—	—	$(4,830,128)

(3) The dollar amounts reported represent the average of the amounts reported for the Company's named executive officers (NEOs) as a group (excluding our CEO) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs (excluding our CEO) included for purposes of calculating the average amounts in each applicable year are as follows for 2023, 2022 and 2021, Ajay Patel and Paul Schwichtenberg.

(4) The dollar amounts reported represent the average amount of "compensation actually paid" to the NEOs as a group (excluding our CEO), as computed in accordance with SEC rules. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding our CEO) during the applicable year. In accordance with the SEC rules, the following adjustments were made to average total compensation for the NEOs as a group (excluding our CEO) for the applicable year to determine the compensation actually paid, using the same methodology described above in Note 2:

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs	Deduct Average Reported Value of Equity Awards	Add (Deduct) Average Equity Award Adjustments[a]	Average Compensation Actually Paid to Non-PEO NEOs
2023	$1,072,697	$516,478	$(1,743,019)	$(1,186,801)

(a) The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Year	Average Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value	Total Average Equity Award Adjustments
2023	$74,593	$(1,872,218)	—	$54,605	—	—	$(1,743,019)

(5) Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends (if any) for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period. The beginning of the measurement period for each year in the table is December 31, 2020.

(6) The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

Analysis of the Information Presented in the Pay versus Performance Table

The Company's executive compensation program reflects a variable pay-for-performance philosophy. While the Company utilizes several performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay versus Performance table. Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with SEC rules) for a particular year. In accordance with SEC rules, the Company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

Compensation Actually Paid and Cumulative TSR

The graph below compares the compensation actually paid to our PEO and the average of the compensation actually paid to our remaining NEOs, with our cumulative TSR for the fiscal years ended December 31, 2021, 2022 and 2023. TSR amounts reported in the graph assume an initial fixed investment of $100.



Compensation Actually Paid and Net Income

The graph below compares the compensation actually paid to our PEO and the average of the compensation actually paid to our remaining NEOs, with our net income for the fiscal years ended December 31, 2021, 2022 and 2023.



DIRECTOR COMPENSATION

The Board has adopted a Non-Employee Director Compensation and Grant Policy (the Director Compensation Policy). The Board believes that the Director Compensation Policy, amended in February 2023, enables us to attract and retain high quality directors, provide them with compensation at a level that is consistent with our compensation objectives and encourage their ownership of our common stock to further align their interests with those of our stockholders. Our non-employee director compensation program includes cash compensation and equity grants in the form of RSUs and options. We use the same peer group for director compensation comparisons as for executive compensation comparisons, have a comparable compensation strategy and review our program annually with the assistance of our compensation consultant. Heather L. Mason received compensation under the Director Compensation Policy prior to becoming interim Chief Executive Officer of the Company in January 2024 and is currently expected to begin receiving compensation under the Director Compensation Policy again after her service as interim Chief Executive Officer has concluded.

Cash Compensation

In 2023, non-employee directors were eligible to receive annualized cash retainers of $55,000 under our Director Compensation Policy. Our non-executive chairman of the Board received an additional $50,000 annual retainer. Additional annualized cash retainers in the amount set forth below were paid to the chairs of each Board committee and to each non-employee director serving as a committee member in 2023:

Committee Name	Committee Chair Retainer	Non-Chair Committee Member Retainer
Audit	$25,000	$12,500
Compensation	$20,000	$10,000
Nominating and Corporate Governance	$15,000	$ 6,000

Long-Term Equity Incentive Awards

In addition to the cash compensation described above, in accordance with the Director Compensation Policy, each non-employee director then-serving received, on the date of the 2023 Annual Meeting, an award of restricted stock units having a value of $190,000 based on a 10-day average stock price preceding the date of grant and stock options having a value of $25,000 determined using Black- Scholes model valuation as of the grant date closing stock price, which restricted stock units and stock options vest on the first anniversary of the date on which such award of restricted stock units or stock options were made.

In addition to the cash compensation described above, in accordance with the Director Compensation Policy, each of Dr. Vacirca and Mr. Emany, who were appointed to the Board after the date of the 2023 Annual Meeting, received, on the date of his appointment to the Board, an award of restricted stock units having a value of $190,000 based on the grant date closing stock price and stock options having a value of $25,000 determined using Black- Scholes model valuation as of the grant date closing stock price, which restricted stock units and stock options vest on an annual basis over three years beginning on the first anniversary of the grant date. In addition to the cash compensation described above, Mr. Kirk, who was appointed to the Board effective April 3, 2024, will receive his initial, director equity grant on the date of the Company's 2024 Annual Meeting in accordance with the new-director equity terms of the Company's then-current Director Compensation Policy.

Director Compensation

The following table summarizes non-employee director compensation during fiscal year 2023.

Mr. Peisert did not receive equity or cash compensation for his service on the Board. All cash and equity compensation paid to, or earned by, Mr. Peisert in fiscal year 2023 in his capacity as the Company's President and Chief Executive Officer is reflected in the executive compensation tables set forth above.

Name	Fees Earned or Cash ($)[(1)]	Stock Awards ($)[(2)]	Option Awards ($)[(2)]	Paid in Total ($)
Heather L. Mason	$ 92,500	$235,515	$25,000	$353,015
William T. McKee	$ 96,000	$235,515	$25,000	$356,515
Peter D. Staple	$116,933	$235,515	$25,000	$377,448
James L. Tyree	$ 86,379	$235,515	$25,000	$346,894
Sravan K. Emany	$ 8,804	$190,000	$25,000	$223,804
Jeffrey L. Vacirca	$ 23,016	$197,824	$25,000	$245,840

(1) Consists of the amounts described above under "Cash Compensation" for 2023 including annual cash retainers, committee chair retainers and committee member retainers, including any retainer fees deferred pursuant to the Company's non-employee directors' deferral program.

(2) Amounts shown represent the grant date fair value of restricted stock unit awards and stock options granted in fiscal year 2023 as described above and as calculated in accordance with FASB ASC Topic 718. For more information, including a discussion of valuation assumptions, see Note 15 to the Company's Consolidated Financial Statements included in its Annual Report on Form 10-K for the year ended December 31, 2023.

The following table sets forth the aggregate number of outstanding options and restricted stock units held as of December 31, 2023 by each individual who served as a non-employee director in 2023.

Name	Options	Restricted Stock Units
Heather L. Mason	3,821	31,194
William T. McKee	11,138	226,446
Peter D. Staple	10,165	44,565
James L. Tyree	8,442	31,194
Sravan K. Emany	26,308	177,570
Jeffrey L. Vacirca	5,005	34,767

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth certain information regarding securities authorized for issuance under the Company's equity incentive plans as of December 31, 2023. The Company's equity incentive plans as of December 31, 2023 include the Amended and Restated 2014 Omnibus Incentive Plan (2014 Plan), the Second Amended and Restated 2004 Equity Incentive Plan (2004 Plan); and the Zyla Life Sciences Amended and Restated 2019 Stock-Based Incentive Compensation Plan (the 2019 Zyla Plan).

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights[(1)]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	6,998,734[(2)]	2.83[(3)]	5,345,943[(4)]
Equity compensation plans not approved by security holders	260,045[(5)]	3.15	449,993[(6)]
	7,258,780	2.84[(3)]	5,795,936

_____

(1) The weighted-average exercise price does not take into account shares issuable upon vesting of outstanding RSUs.

(2) Number of securities includes (a) 658,268 options with a weighted-average remaining life of 7.37 years, and (b) 2,340,467 shares of common stock to be issued following the vesting of RSUs for which no exercise price will be paid.

(3) The calculation of weighted average exercise price includes only outstanding stock options.

(4) Represents shares available for issuance under the 2014 Plan. There are no shares available for issuance pursuant to new awards under the 2004 Plan or the 2019 Zyla Plan.

(5) Number of securities granted as inducement awards includes (a) 139,551 options with a weighted-average remaining life of 5.89 years and (b) 120,494 shares of common stock to be issued following the vesting of RSUs for which no exercise price will be paid.

(6) Represents inducement shares available to be issued as of December 31, 2023.

The RSUs and options granted as inducement awards were granted to the recipients thereof as an inducement material to each respective recipient's entry into employment with the Company in accordance with NASDAQ Listing Rule 5635(c)(4). These inducement awards are subject to such employee's continued service relationship with the Company, terms and conditions substantially identical to the terms and conditions of the 2014 Plan and the award agreements pursuant to which they were granted. The time-based RSUs and options vest on an annual basis over three years beginning on the anniversary of each individual's applicable employment commencement date.

AUDIT RELATED MATTERS

Audit Committee Report

Under the guidance of a written charter adopted by the Board, the purpose of the Audit Committee is to oversee the accounting and financial reporting processes of Assertio and audits of its financial statements. The responsibilities of the Audit Committee include appointing and providing for the compensation of the independent registered public accounting firm. Each of the members of the Audit Committee meets the independence requirements of Nasdaq.

Management has primary responsibility for the system of internal controls and the financial reporting process. The independent registered public accounting firm has the responsibility to express an opinion on the financial statements based on an audit conducted in accordance with generally accepted auditing standards.

In this context and in connection with the audited financial statements contained in Assertio's Annual Report on Form 10-K, the Audit Committee:

- reviewed and discussed the audited financial statements as of and for the fiscal year ended December 31, 2023 with Assertio's management and Grant Thornton LLP, Assertio's independent registered public accounting firm;

- discussed with Grant Thornton LLP the matters required to be discussed by applicable requirements of the Public Company Accounting Oversight Board and SEC;

- received and reviewed the written disclosures and the letter from Grant Thornton LLP required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and discussed with the auditors their independence; and

- based on the foregoing reviews and discussions, recommended to the Board that the audited financial statements be included in Assertio's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed with the SEC; and instructed the independent registered public accounting firm that the Audit Committee expects to be advised if there are any subjects that require special attention.


AUDIT COMMITTEE
Sravan K. Emany
William T. McKee
Peter D. Staple


Fees Paid to Independent Registered Public Accounting Firm

Set forth below are the aggregate fees for audit and other services provided by Grant Thornton for the years ended December 31, 2023 and 2022, respectively. The Audit Committee takes each of these fees and services into consideration when evaluating the independence of Grant Thornton.

Audit Fees. Aggregate fees for audit services provided by Grant Thornton totaled approximately $763,000 and $500,000 for 2023 and 2022, respectively. Grant Thornton's audit fees include fees associated with the annual audit of the Company's consolidated financial statements, effectiveness of internal control over financial reporting, and review of the interim consolidated financial statements included in quarterly reports.

Audit-Related Fees. Audit-related fees include fees billed by Grant Thornton for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. Audit-related fees from Grant Thornton were approximately $68,250 and $205,000 for 2023 and 2022, respectively.

Tax Fees. There were no tax services provided by Grant Thornton for 2023 and 2022.

All Other Fees. There were no services provided by Grant Thornton for 2023 and 2022 other than those reported above.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services

The Audit Committee has adopted a written Pre-Approval Policy (the Pre-Approval Policy), which is administered by the Company's Audit Committee. The Pre-Approval Policy provides for pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The Audit Committee pre-approved all of the audit, audit-related and tax fees described above under "Fees Paid to Independent Registered Public Accounting Firm."

The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

OVERVIEW OF PROPOSALS

PROPOSAL 1

ELECTION OF DIRECTORS

At the Annual Meeting, stockholders will vote on the election of six directors to serve until the 2025 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified, or until their earlier death, retirement, resignation or removal. The Board has nominated Sravan K. Emany, Sigurd C. Kirk, Heather L. Mason, William T. McKee, Peter D. Staple and Jeffrey L. Vacirca for election to the Board. The nominees have indicated that they are willing and able to serve as directors. If any of the nominees becomes unable or unwilling to serve or for good reason will not serve, the accompanying proxy may be voted for the election of such other person as shall be designated by the Board (to the extent permitted by the SEC rules), or the Board may amend the Bylaws, if necessary, and decrease the size of the Board. The proxies being solicited will be voted for no more than six nominees at the Annual Meeting. The directors will be elected if the number of votes cast for election exceeds the number of votes cast against their election. Stockholders do not have cumulative voting rights in the election of directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES FOR DIRECTOR.

PROPOSAL 2

APPROVAL OF AN AMENDMENT AND RESTATEMENT OF THE COMPANY'S AMENDED AND RESTATED 2014 OMNIBUS INCENTIVE PLAN, INCLUDING TO INCREASE THE NUMBER OF SHARES AVAILABLE FOR ISSUANCE THEREUNDER

The Company maintains the Amended and Restated 2014 Omnibus Incentive Plan (the 2014 Plan), which provides for the issuance of long-term incentive compensation, including equity-based awards, to its eligible employees, consultants and non-employee directors.

We are seeking stockholder approval of a proposal to increase the number of shares available for issuance under the 2014 Plan by 3,390,000 shares and certain clarifications with respect to the minimum vesting requirements in the 2014 Plan as they apply to awards granted to non-employee directors.

A copy of the 2014 Plan, as proposed to be amended and restated pursuant to this Proposal 2, is attached as Appendix B to this Proxy Statement.

Key Considerations for Requesting Additional Shares

In determining the number of shares to be authorized under the 2014 Plan, as proposed to be amended and restated, the Board considered the following principal factors:

- *Number of Shares Available for Grant under Existing Plan:* As of March 19, 2024, 2,018,216 shares remained available for issuance under the 2014 Plan. There were no shares available to grant under prior incentive plans. If the Company is unable to grant competitive equity awards, it may be required to offer additional cash-based incentives to replace equity as a means of competing for or retaining talent. This in turn could impact the ability of the Company to achieve its financial goals.

- *Number of Outstanding Awards Under All Plans:* As of March 19, 2024, there were 7,566,350 outstanding stock options, which had a weighted average exercise price of $2.79 and a weighted average remaining contractual life of 8.30 years, and there were 2,564,724 RSU awards outstanding.

- *Employee Engagement and Company Growth and Success:* The Company believes that equity ownership by its employees has a direct correlation to increased employee engagement, which the Company thinks is a key factor in achieving its future financial goals and creating stockholder value. Delivering a significant portion of total compensation in the form of equity compensation is essential to the Company's core compensation philosophy and exemplifies the Company's commitment to increasing employee engagement by deploying compensation instruments that drive value creation and create employee owners.

- *Employee Recruitment and Retention:* The Company believes the ability to grant competitive equity awards is a necessary and powerful recruiting and retention tool for it to obtain the quality personnel it needs to move its business forward. The Company believes that equity awards are a long-term incentive that directly links company performance to stock performance. The increase in the share reserve will enable the Company to continue to use equity compensation on a broad basis to help attract, retain and motivate employees and grow its business, develop new products and ultimately increase stockholder value.

The following table sets forth certain information about the 2014 Plan, 2004 Plan, 2019 Zyla Plan and the 421,181 shares remaining available as inducement grants as of March 19, 2024:

Number of new shares being authorized under 2014 Plan	3,390,000
Number of shares available for future awards under 2014 Plan (no shares are available for future awards under the 2004 Plan or 2019 Zyla Plan)	2,018,216
Number of shares relating to outstanding stock options	7,566,350
Number of shares relating to awards of unvested restricted stock units	2,564,724
Weighted average remaining term of outstanding stock options	8.30 years
Weighted average exercise price of outstanding stock options	$2.79
Total number of shares available for future awards under 2014 Plan if this proposal is approved	5,408,216

The increase of 3,390,000 shares represents approximately 3.6% of the Company's outstanding shares of common stock as of March 19, 2024. The potential dilution from the 3,390,000 share increase requested to be approved by stockholders is approximately 3.4% of the Company's common shares outstanding as of March 19, 2024, assuming all 3,390,000 shares are issued in accordance with the 2014 Plan. The Compensation Committee has considered this potential dilution level and believes that the resulting dilution levels are consistent with market practice.

The Company manages its long-term dilution goal by limiting the number of shares subject to equity awards that it grants annually, commonly referred to as burn rate. Burn rate shows how rapidly a company is depleting its shares reserved for equity compensation plans, and is defined as the number of shares granted under the Company's equity incentive plans divided by the weighted average number of common shares outstanding at the end of the year. The Company has calculated the burn rate under its equity plans for the past three years, as set forth in the following table. The burn rate calculations exclude the 2004 Plan and 2019 Zyla Plan. No shares are available for issuance pursuant to new awards under the 2004 Plan or the 2019 Zyla Plan. During the past three years, no awards were made under the 2004 Plan and no awards were made by the Company under the 2019 Zyla Plan.

	Time-Based Options Granted	Performance-Based Options Granted	Performance-Based Options Vested	RSU Shares Granted	PSU Shares Granted	PSU Shares Vested	Net Forfeitures/ Expirations[1]	Weighted Average Number of Common Shares Outstanding	Burn Rate (incl. PSUs & Performance-Based Options at Grant)[2]	Burn Rate (incl. Vested PSUs & Vested Performance-Based Options)[3]	Burn Rate (incl. Vested PSUs & Vested Performance-Based Options and Forfeitures/ Expirations)[4]
Fiscal 2023	755,680	—	1,000,000	977,425	—	1,000,000[5]	158,768	71,031,000	2.4%	5.2%	5.0%
Fiscal 2022	1,048,487	1,000,000	—	1,460,515	1,000,000	—	146,530	47,003,524	9.6%	5.3%	5.0%
Fiscal 2021	2,100,000	—	—	2,230,065	—	19,054	416,601	43,169,000	10.0%	10.1%	9.1%

(1) Represents forfeitures and expirations of options, RSUs and PSUs in the given period.

(2) Calculated as (A) total options (time-based and performance-based), RSUs and PSUs granted, divided by (B) weighted average number of common shares outstanding.

(3) Calculated as (A) total time-based options and RSUs granted plus PSUs vested and performance-based options vested, divided by (B) weighted average number of common shares outstanding.

(4) Calculated as (A) total time-based options and RSUs granted plus PSUs vested and performance-based options exercised, less expirations and forfeitures, divided by (B) weighted average number of common shares outstanding.

(5) Of the 1 million vested PSUs, approximately (i) 0.3 million were settled in cash, (ii) 0.2 million were settled in shares of the Company's common stock, and (iii) 0.5 million were withheld to settle the employees' tax liabilities.

An additional metric that the Company uses to measure the cumulative impact of its equity program is overhang (the number of shares subject to equity awards outstanding but not exercised or settled, plus the number of shares available to be granted, divided by the sum of the total number of shares of the Company's common stock outstanding, plus the number of shares subject to equity awards outstanding but not exercised or settled, plus the number of shares available to be granted). If the share increase under the 2014 Plan is approved, the Company's overhang would approximate 14.0% as of March 19, 2024, and would decline as awards are exercised and/or become vested.

When considering the number of additional shares to add to the 2014 Plan, the Compensation Committee also reviewed, among other things, projected future share usage and projected future forfeitures.

The projected future usage of shares for long-term incentive awards under the 2014 Plan was reviewed under scenarios based on a variety of assumptions. The Compensation Committee is committed to effectively managing the number of shares reserved for issuance under the 2014 Plan while minimizing stockholder dilution.

Promotion of Good Corporate Governance Practices

The Company has designed the 2014 Plan to include a number of provisions that it believes promote best practices by reinforcing the alignment between equity compensation arrangements for non-employee directors, employees and consultants and stockholders' interests. These provisions include, but are not limited to, the following:

- No Discounted Options or Stock Appreciation Rights (SARs). Stock options and SARs may not be granted with exercise prices lower than fair market value of the underlying shares on the grant date.

- No Repricing without Stockholder Approval. At any time when the exercise price of a stock option or SAR is above the market value of the Company's common stock, the Company cannot, without stockholder approval, "reprice" those awards by reducing the exercise price of such stock option or SAR or exchanging such stock option or SAR for cash, other awards or a new stock option or SAR at a reduced exercise price.

- One-year minimum vesting provision such that awards granted under the 2014 Plan may not become exercisable, vest or be settled, in whole or in part, prior to the one-year anniversary of the date of grant, other than in the case of the participant's death or disability or in the event of a change in control. In addition, up to 5% of the aggregate number of shares of common stock authorized for issuance under the 2014 Plan may be issued pursuant to awards subject to any, or no, vesting conditions.

- No Liberal Share Recycling for Appreciation Awards. Shares of common stock that are tendered by a participant or withheld to pay the exercise price or withholding taxes in connection with the exercise or settlement of an outstanding stock option or SAR and shares purchased by the Company in the open market using the proceeds of option or SAR exercises do not become available for issuance as future awards under the 2014 Plan.

- No "single-trigger" equity vesting upon a "change in control," except for non-employee directors or in the event that a successor refuses to assume outstanding awards or issue substitute awards in connection with the change in control transaction.

- No Dividends on Unvested Awards, Including on Unearned Performance Awards. The 2014 Plan prohibits the current payment of dividends or dividend equivalent rights on unvested awards, including on unearned performance awards.

- Fungible Share Design. Shares issued in connection with restricted stock, restricted stock units (RSUs) or performance units count against the aggregate share reserve authorized under the 2014 Plan as 1.11 shares for every one share granted pursuant to such awards, which is a higher rate than shares issued upon exercise of stock options and SARs, which count against the aggregate share reserve authorized under the 2014 Plan as one share of common stock.

- No Transferability. Awards generally may not be transferred, except by will or the laws of descent and distribution, unless approved by the Compensation Committee.

- No Evergreen Provision. There is no "evergreen" feature pursuant to which the shares authorized for issuance under the 2014 Plan can be automatically replenished.

- Clawback. Any award under the 2014 Plan may be subject to recovery or clawback by the Company under the Company's clawback policies.

The following description of the 2014 Plan is a summary of its principal provisions and is qualified in its entirety by reference to the plan document, a copy of which is appended to this Proxy Statement as Appendix B.

Description of the 2014 Plan

Purpose. The 2014 Plan is designed to attract and retain employees, non-employee directors and consultants of the Company and its subsidiaries, to encourage the sense of proprietorship of such employees, consultants and directors and to stimulate the active interest of such persons in the development and financial success of the Company and its subsidiaries by making awards that provide participants with a proprietary interest in the growth and performance of the Company and its subsidiaries.

Administration. The 2014 Plan is administered by the Compensation Committee of the Board. The Compensation Committee selects the participants and determines the type or types of awards and the number of shares to be optioned or granted to each participant under the 2014 Plan. Subject to the limitations of the 2014 Plan, the Compensation Committee has the power to (x) provide for the extension of the exercisability of an award or, (y) in the event of death, disability, retirement or a change in control, accelerate the vesting or exercisability of an award or otherwise amend or modify the terms of an award in any manner that is (i) not materially adverse to the award recipient or (ii) consented to by the award recipient.

The Compensation Committee supervises the 2014 Plan's administration and enforcement according to its terms and provisions and has all powers necessary to accomplish these purposes, including, for example, the power to: (i) engage or authorize the engagement of third-party administrators to carry out administrative functions under the 2014 Plan; (ii) construe or interpret the 2014 Plan with full and final authority; (iii) determine questions of eligibility; (iv) make determinations related to 2014 Plan benefits; (v) delegate to the Board or any other committee of the Board its authority to grant awards to certain employees; and (vi) from time to time, adopt rules and regulations in order to carry out the terms of the 2014 Plan. Members of the Board, the Compensation Committee and other officers who assume duties under the 2014 Plan will not be held liable for their actions in connection with administration of the 2014 Plan except for willful misconduct or as expressly provided by law.

The Board may terminate or amend the 2014 Plan at any time with respect to any shares of common stock for which a grant has not yet been made. The Board also has the right to alter or amend the 2014 Plan or any part of the plan from time to time, including increasing the number of shares of common stock that may be granted, subject to stockholder approval as required by the exchange upon which the Company's common stock is listed at that time or other legal requirements. However, no change in any outstanding grant may be made that would materially reduce the benefits of the participant without the consent of the participant. Repricing of options and SARs is prohibited under the 2014 Plan without the approval of stockholders; options and SARs may not be cancelled in exchange for cash or other awards. In the event of corporate recapitalizations, subdivisions, consolidations, or other corporate events, the Compensation Committee has the authority to adjust outstanding awards as well as the total number of shares available for grant under the plan in accordance with the terms of the 2014 Plan. No awards may be granted under the 2014 Plan on or after May 4, 2029.

Subject to the minimum vesting provisions described in this paragraph, the vesting of awards granted under the 2014 Plan will occur when and in such installments and/or pursuant to the achievement of such performance criteria, in each case, as the Board or Compensation Committee, in its sole and absolute discretion, will determine. Awards granted under the 2014 Plan may not become exercisable, vest or be settled, in whole or in part, prior to the one-year anniversary of the date of grant, except that: (i) the Board and/or the Committee may provide that awards become exercisable, vest or settle prior to such date in the event of the participant's death or disability or in the event of a change in control and (ii) awards granted to non-employee directors may vest on the earlier of the one-year anniversary of the date of grant and the next annual meeting of stockholders which is at least 50 weeks after the immediately preceding year's annual meeting. Notwithstanding the foregoing, up to 5% of the aggregate number of shares of common stock authorized for issuance under the 2014 Plan may be issued pursuant to awards subject to any, or no, vesting conditions, as the Board and/or the Compensation Committee determines appropriate.

Eligibility and Types of Awards. All of the Company's employees, consultants and non-employee directors, and employees and consultants of its subsidiaries, are eligible to receive awards under the 2014 Plan. As of March 19, 2024, approximately 58 individuals were eligible to participate in the 2014 Plan, including the Company's 4 executive officers, 5 non-employee directors and 49 other employees. Awards under the 2014 Plan may consist of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, cash awards, and other stock-based awards, any of which may be structured as a performance award subject to the achievement of specified performance goals. Only employees of the Company or its subsidiaries may receive grants of incentive stock options.

Available Shares. Taking into account the proposed share increase under the 2014 Plan, the aggregate number of shares of common stock that may be granted under the 2014 Plan or with respect to which awards may be granted, subject to adjustment for changes in capitalization, may not exceed 19,867,500 shares, all of which shall be available for incentive stock options and which shares may be either authorized and unissued common stock, shares of common stock held in the treasury or shares of common stock purchased on the open market or by private purchase, or any combination of the foregoing. Each award in the form of shares of common stock (other than options and SARs) granted under the 2014 Plan will be counted against the maximum share limit as 1.11 shares of common stock and each option and SAR will be counted against the maximum share limit as one share of common stock. No further awards have been or will be granted under the Company's 2004 Equity Incentive Plan since the date of the original stockholder approval of the 2014 Plan.

Shares subject to awards granted under the 2014 Plan that are forfeited, cancelled, terminated or expire unexercised will again become available for awards and the maximum share limit will be increased by the same amount as such shares were counted against the maximum share limit. Shares that are tendered by a participant or withheld as full or partial payment of minimum withholding taxes related to the vesting or settlement of an award other than options or SARs will become available again for awards under the 2014 Plan. Shares that are (i) tendered by a participant or withheld (1) as full or partial payment to satisfy any withholding tax liabilities related to the exercise or settlement of options or SARs, (2) as payment for the exercise price of an option or SAR or (3) in connection with the settlement of a SAR, (ii) repurchased on the open market with the proceeds of an exercise price of an option or SAR or (iii) reserved for issuance upon grant of a SAR, to the extent the number of reserved shares exceeds the number of shares actually issued upon exercise or settlement of such SAR, will not become available again for awards under the 2014 Plan.

Shares issued under awards granted in assumption, substitution or exchange for previously granted awards of a company acquired by the Company and available shares under a stockholder approved plan of an acquired company (as appropriately adjusted to reflect the transaction) will not reduce the maximum share limit and will be available for awards under the 2014 Plan subject to applicable stock exchange listing requirements.

Individual Limits. No employee may be granted during any calendar year awards consisting of options or SARs that are exercisable for more than 2,000,000 shares of common stock.

In addition to the above, the aggregate dollar value of shares of common stock subject to equity-based awards granted under the 2014 Plan during any calendar year to any one non-employee director may not exceed $600,000.

Adjustment. In the event of certain corporate transactions or changes in the Company's capitalization, the number of shares of common stock reserved under the 2014 Plan, the number of shares of common stock covered by outstanding awards under the 2014 Plan, the exercise price or other price in respect of such awards, the individual limitations described in the preceding paragraph and the appropriate fair market value and other price determinations for such awards will each be proportionately adjusted by the Compensation Committee as appropriate to reflect such changes in the Company's capitalization.

Awards under the 2014 Plan. The following types of awards may be granted under the 2014 Plan:

Stock Options. A stock option is a right to purchase common stock at a specified price during specified time periods. The Compensation Committee may make grants under the plan to participants containing such terms as the Compensation Committee may determine. The exercise price of a stock option may not be less than the fair market value of the Company's common stock on the date of grant. Stock options granted under the 2014 Plan can be either incentive stock options (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the Code)), which have certain tax advantages for recipients, or nonqualified stock options. Stock options granted will become exercisable over a period determined by the Compensation Committee. No stock option will have a term that exceeds 10 years. The availability of stock options is intended to furnish additional compensation to plan participants and to align their economic interests with those of common stockholders.

Stock Appreciation Rights.   The 2014 Plan permits the grant of stock appreciation rights. A stock appreciation right is an award that, upon exercise, entitles participants to receive the excess of the fair market value of the Company's common stock on the exercise date over the grant price established for the stock appreciation right on the date of grant. Such excess will be paid in cash or shares of common stock. The maximum term of a stock appreciation right is 10 years. The Compensation Committee may determine to make grants of stock appreciation rights under the plan to participants containing such terms as the Compensation Committee may determine. The grant price of a stock appreciation right may not be less than the fair market value of the Company's common stock on the date of grant. In general, stock appreciation rights granted will become exercisable over a period determined by the Compensation Committee.

The availability of stock appreciation rights is intended to furnish additional compensation to plan participants and to align their economic interests with those of common stockholders. Plan participants will not pay any consideration for the common stock they receive, and thus the Company will receive no payment for the shares.

Restricted Stock.   A restricted stock grant is an award of common stock that vests over a period of time and that during such time is subject to forfeiture. The Compensation Committee may determine to make grants of restricted stock under the plan to participants containing such terms as the Compensation Committee may determine. The Compensation Committee determines the period over which restricted stock granted to participants will vest. The Compensation Committee, in its discretion, may base its determination upon the achievement of specified financial objectives. Dividends made on restricted stock will not be paid with respect to any unvested restricted stock award and will be subject to achievement of any performance goals that apply to the restricted stock.

Restricted Stock Units.   A restricted stock unit is a notional share of the Company's common stock that entitles the grantee to receive a share of common stock upon the vesting of the restricted stock unit or, in the discretion of the Compensation Committee, cash equivalent to the value of a share of common stock. The Compensation Committee may determine to make grants of restricted stock units under the plan to participants containing such terms as the Compensation Committee may determine.

The Compensation Committee, in its discretion, may grant tandem dividend equivalent rights with respect to restricted stock units that entitle the holder to receive cash equal to any cash dividends made on common stock while the restricted stock units are outstanding. Dividend equivalents on restricted stock units will be subject to achievement of any performance goals that apply to the restricted stock units.

Performance Awards.   A performance award is a right to receive all or part of an award granted under the 2014 Plan based upon performance criteria specified by the Compensation Committee. The Compensation Committee will determine the period over which certain specified company or individual goals or objectives must be met. The performance award may be paid in cash, shares of the Company's common stock or other awards or property, in the discretion of the Compensation Committee.

Other Stock-Based Awards.   The 2014 Plan permits the grant of stock awards. The terms, conditions and limitations of any stock award are determined by the Compensation Committee.

Cash Awards.   The 2014 Plan permits the grant of awards denominated in cash. The terms, conditions and limitations applicable to a cash award, including vesting or other restrictions, are determined by the Compensation Committee.

Dividends and Dividend Equivalents.   Rights to dividends are extended to and made part of any restricted stock award and dividend equivalents may be extended to and made part of any restricted stock unit or performance unit award, subject in each case to such terms, conditions and restrictions as the Compensation Committee may establish. No dividends or dividend equivalents may be paid, however, with respect to unvested stock awards, including stock awards subject to performance goals. Dividends or dividend equivalents with respect to unvested stock awards may, in the discretion of the Compensation Committee, be accumulated and paid to the participant at the time that such stock award vests.

Termination of Employment.   The treatment of an award under the 2014 Plan upon a termination of employment or service to the Company will be specified in the agreement controlling such award.

Change in Control.   In the event of a change in control (as defined in the 2014 Plan), the Compensation Committee may make such adjustments to awards or other provisions for the disposition of awards as it in good faith deems equitable and is authorized, in its discretion, (1) to provide for the assumption or continuation of an award covering, or the substitution of a new award with, marketable securities (as defined in the 2014 Plan) or other arrangement for an award or the assumption or substitution of the award, so long as such marketable securities have a value equal to the fair market value of the securities underlying such award (less any exercise price, if applicable), (2) to provide, prior to the transaction, for the acceleration of the vesting and exercisability of, or lapse of restrictions with respect to, the award and if the transaction is a cash merger, provide for the termination of any portion of the award that remains unexercised at the time of such transaction, or (3) to cancel an award and to deliver to the participant cash in an amount that the Compensation Committee may determine in its sole discretion is equal to the fair market value of such award on the date of such event, which in the case of an option or SAR will be the excess (if any) of the fair market value of the common stock on the date over the exercise price of such award.

In the absence of an affirmative determination by the Compensation Committee, each outstanding award, including each performance award, will be assumed or substituted for marketable securities by such successor corporation or a parent or subsidiary of such successor corporation (the Successor Corporation) unless the Successor Corporation does not agree to assume or substitute the award for marketable securities, in which case the vesting of such award will accelerate to a date prior to the effective time of the change in control. The Compensation Committee does not have any obligation to treat all awards in the same manner, including awards of the same type held by similarly situated participants. In the case of non-employee directors only, any outstanding award held at the time of a change in control will automatically accelerate and become fully vested immediately prior to the effective time of such transaction(s).

Assignment of Interests Prohibited.   Unless otherwise determined by the Compensation Committee and provided in the applicable award agreement, no award may be assigned or otherwise transferred except by will or the laws of descent and distribution or pursuant to a domestic relations order in a form acceptable to the Compensation Committee. Any attempted assignment of an award in violation of the 2014 Plan will be null and void.

Restrictions.   No payment or delivery of shares of common stock may be made unless the Company is satisfied that payment or delivery will comply with applicable laws and regulations. Certificates evidencing shares of common stock delivered under the 2014 Plan may be subject to stop transfer orders and other restrictions that the Compensation Committee deems advisable. The Compensation Committee may cause a legend or legends to be placed upon the certificates (if any) to make appropriate reference to these restrictions.

Clawback.   Any award under the 2014 Plan will be subject to recovery or clawback by the Company under any clawback policy adopted by the Company.

Tax Withholding.   The Company has the right to deduct taxes at the applicable rate from any award payment and withhold, at the time of delivery or vesting of an award, an appropriate amount of cash or number of shares of common stock for the payment of taxes. The Compensation Committee may also permit withholding to be satisfied by the transfer of shares of the Company's common stock previously owned by the holder of the award.

Unfunded Plan.   The 2014 Plan is unfunded. Bookkeeping accounts that may be established for purposes of the 2014 Plan are used merely as a bookkeeping convenience. The Company is not required to segregate any assets for purposes of the 2014 Plan, and none of the Company, the Board or the Compensation Committee will be deemed to be a trustee of any benefit granted under the 2014 Plan. The Company's obligations under the 2014 Plan will be based solely on any contractual obligations that may be created by the 2014 Plan and the award agreements, and no such obligation will be deemed to be secured by any pledge or other encumbrance on the Company's property. None of the Company, the Board or the Compensation Committee will be required to give any security or bond for the performance of any obligation that may be created by the 2014 Plan.

Certain U.S. Federal Income Tax Consequences

The rules concerning the federal income tax consequences with respect to awards granted and to be granted pursuant to the 2014 Plan are quite technical. Moreover, the applicable statutory provisions are subject to change, as are their interpretations and applications, which may vary in individual circumstances. Therefore, the following is designed to provide a general understanding of the U.S. federal income tax consequences as in effect as of the date hereof with respect to such grants and does not address issues relating to the income tax circumstances of any individual participant. In addition, the following discussion does not set forth any gift, estate, social security or state or local tax consequences that may be applicable and is limited to the U.S. federal income tax consequences to individuals who are citizens or residents of the United States, other than those individuals who are taxed on a residence basis in a foreign country.

Incentive Stock Options. In general, an employee will not realize taxable income upon either the grant or the exercise of an incentive stock option and the Company will not realize an income tax deduction at either of such times. In general, however, for purposes of the alternative minimum tax, the excess of the fair market value of the shares of common stock acquired upon exercise of an incentive stock option (determined at the time of exercise) over the exercise price of the incentive stock option will be considered income. If the recipient was continuously employed from the date of grant until the date three months prior to the date of exercise and such recipient does not sell the shares of common stock received pursuant to the exercise of the incentive stock option within either (i) two years after the date of the grant of the incentive stock option, or (ii) one year after the date of exercise, a subsequent sale of such shares of common stock will result in long-term capital gain or loss to the recipient and will not result in a tax deduction to the Company.

If the recipient is not continuously employed from the date of grant until the date that is three months prior to the date of exercise or such recipient disposes of the shares of common stock acquired upon exercise of the incentive stock option within either of the time periods described in the immediately preceding paragraph, the recipient will generally realize as ordinary income an amount equal to the lesser of (i) the fair market value of such shares of common stock on the date of exercise over the exercise price, or (ii) the amount realized upon disposition over the exercise price. In such event, subject to the limitations under Sections 162(m) and 280G of the Code (as described below), the Company generally will be entitled to an income tax deduction equal to the amount recognized as ordinary income. Any gain in excess of such amount realized by the recipient as ordinary income would be taxed at the rates applicable to short-term or long-term capital gains (depending on the holding period).

Nonqualified Stock Options. A recipient will not realize any taxable income upon the grant of a nonqualified stock option and the Company will not receive a deduction at the time of such grant unless such option has a readily ascertainable fair market value (as determined under applicable tax law) at the time of grant. Upon exercise of a nonqualified stock option, the recipient generally will realize ordinary income in an amount equal to the excess of the fair market value of the shares of common stock on the date of exercise over the exercise price. Upon a subsequent sale of such shares of common stock by the recipient, the recipient will recognize short-term or long-term capital gain or loss depending upon his or her holding period of such shares of common stock. Subject to the limitations under Sections 162(m) and 280G of the Code (as described below), the Company will generally be allowed a deduction equal to the amount recognized by the recipient as ordinary income.

Stock Appreciation Rights. An individual will not recognize any income upon receipt of a SAR, and the Company will not be entitled to a deduction for federal income tax purposes in the year of grant. Ordinary income will be realized by the holder at the time the SAR is exercised and cash or shares are transferred to the individual. The amount of such taxable income, in the case of a SAR, will be the difference, if any, between the grant price and the fair market value of the Company's common stock on the date of exercise.

Restricted Stock. Individuals receiving restricted stock will not recognize any income upon receipt of the restricted stock. Ordinary income will be realized by the holder at the time that the restrictions on transfer are removed or have expired. The amount of ordinary income will be equal to the fair market value of the shares on the date that the restrictions on transfer are removed or have expired. The Company will be entitled to a deduction at the same time and in the same amount as the ordinary income the employee is deemed to have realized. However, no later than 30 days after an employee receives the restricted stock, the employee may elect to recognize taxable ordinary income in an amount equal to the fair market value of the shares at the time of receipt. Provided that the election is made in a proper and timely manner, when the restrictions on the shares lapse, the employee will not recognize any additional income. If the employee forfeits the shares to the Company (e.g., upon the participant's termination prior to expiration of the restriction period), the employee may not claim a deduction with respect to the income recognized as a result of the election.

Generally, when an employee disposes of shares acquired under the 2014 Plan, the difference between the sales price and his or her basis in such shares will be treated as long- or short-term capital gain or loss depending upon the holding period for the shares.

Restricted Stock Units. Employees who are granted restricted stock units do not recognize income at the time of the grant. When the award vests or is paid, participants generally recognize ordinary income in an amount equal to the fair market value of the units at such time, and the Company will receive a corresponding deduction.

Certain Other Tax Issues. In addition to the matters described above, (i) any entitlement to a tax deduction on the part of the Company is subject to applicable federal tax rules (including, without limitation, Section 162(m) of the Code which imposes a limitation on the deductibility of compensation paid to certain "covered employees" in excess of $1,000,000 per year), (ii) the exercise of an incentive stock option may have implications in the computation of alternative minimum taxable income, and (iii) if the exercisability or vesting of any award is accelerated because of a change in control, such award (or a portion thereof), either alone or together with certain other payments, may constitute parachute payments under Section 280G of the Code, which excess amounts may be subject to excise taxes. Officers and directors of the Company subject to Section 16(b) of the Exchange Act may be subject to special tax rules regarding the income tax consequences concerning their awards.

Code Section 409A. Section 409A of the Code generally provides that any deferred compensation arrangement must satisfy specific requirements, both in operation and in form, regarding (i) the timing of payment, (ii) election of deferrals and (iii) restrictions on the acceleration of payment. Failure to comply with Section 409A may result in the early taxation (plus interest) to the participant of deferred compensation and the imposition of a 20% tax on the participant of the deferred amounts included in the participant's income. The Company intends to structure awards under the 2014 Plan in a manner that is designed to be exempt from or comply with Section 409A.

Plan Benefits

The terms and number of options or other awards to be granted in the future under the 2014 Plan will generally be determined in the discretion of the Compensation Committee. Because no such determinations regarding awards or grants have yet been made, the benefits or amounts that will be received by or allocated to the Company's executive officers or other eligible participants cannot be determined at this time; provided, however, it is expected that each continuing non-employee director will receive a grant of restricted stock units and stock options on the date of the 2024 Annual Meeting of Stockholders in accordance with the terms of our non-employee director compensation then in effect, which is currently under review by the Compensation Committee in consultation with its independent compensation consultant.

As of March 19, 2024, the closing price on Nasdaq of the Company's common stock was $1.01 per share.

The following table sets forth the aggregate number of shares subject to stock options and other stock awards that have been granted under the 2014 Plan to our named executive officers and the specified groups set forth below from the inception of the 2014 Plan through March 19, 2024 (whether or not outstanding, vested, or forfeited, as applicable):

Name of Individual or Group	Number of Options Granted (#)	Number of Shares Subject to Stock Awards Granted (#)
Daniel A. Peisert . . . . Former President & Chief Executive Officer	2,074,055	1,818,781
Ajay Patel . . . . Senior Vice President, Chief Financial Officer	941,272	621,677
Paul Schwichtenberg . . . . Senior Vice President, Chief Commercial Officer	941,272	644,372
Sam Schlessinger . . . . Senior Vice President, General Counsel	884,772	564,438
All current executive officers as a group	3,321,137	2,107,424
All current non-executive directors as a group	104,808	1,081,004
Peter D. Staple. . . . . Non-executive director	10,165	291,211
Sravan K. Emany . . . . Non-executive director	26,308	177,570
Sigurd C. Kirk . . . . Non-executive director	118,702	—
Heather L. Mason . . . . Interim Chief Executive Officer and a director	553,821	276,937
William T. McKee . . . . Non-executive director	11,138	288,728
Jeffrey L. Vacirca . . . . Non-executive director	5,005	34,767
All current employees, including all current officers who are not executive officers, as a group	3,869,418	1,169,198

SEC Registration.   The Company intends to file with the U.S. Securities and Exchange Commission a registration statement on Form S-8 covering the new shares reserved for issuance under the 2014 Plan by the end of 2024.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE 2014 PLAN, INCLUDING TO INCREASE THE NUMBER OF SHARES AVAILABLE FOR ISSUANCE THEREUNDER.

PROPOSAL 3

ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

Our named executive officers are identified in the "Executive Compensation" section of this Proxy Statement. Pursuant to Section 14A of the Exchange Act, you are voting on a proposal, commonly known as a "say-on-pay" proposal, which gives our stockholders the opportunity to endorse or not endorse our named executive officer pay programs and policies through the following resolution:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in the Company's Proxy Statement for the 2024 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation tables and the narrative disclosures related to those tables."

At our 2023 Annual Meeting of Stockholders, we recommended, and our stockholders approved, that we hold this non-binding, advisory vote on executive compensation on an annual basis, and therefore the next such vote will occur at our 2025 Annual Meeting of Stockholders. The next required vote on frequency will occur at our 2029 annual meeting of stockholders.

We believe that our executive compensation program is designed to attract, motivate and retain individuals with the skills required to achieve our business objectives. Our compensation strategy is to provide opportunities to incentivize and reward our named executive officers when they deliver defined performance results that are based on success in a diverse set of businesses. We also align the interests of our executives with those of our stockholders and our long-term interests through stock ownership. We believe that the compensation of our named executive officers for 2023 was appropriate and aligned with our performance results and strategic plan.

In order to be approved on an advisory basis, this proposal must receive the affirmative vote of the majority of the shares of our common stock, present online or by proxy and entitled to vote on this proposal. Because your vote is advisory, it will not be binding on our Board of Directors. However, our Board values the opinions that our stockholders express in their votes and will take into account the outcome of the vote when considering future executive compensation arrangements as it deems appropriate.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE NAMED EXECUTIVE OFFICER COMPENSATION AS DISCLOSED IN THIS PROXY STATEMENT.

PROPOSAL 4

APPROVAL OF AN AMENDMENT TO THE COMPANY'S CERTIFICATE OF INCORPORATION TO REFLECT DELAWARE LAW PROVISIONS REGARDING OFFICER EXCULPATION

The State of Delaware, which is where we are incorporated, enacted legislation that expands exculpation protection to officers, thereby enabling companies to eliminate the monetary liability of certain officers in certain circumstances, similar to but more limited than the protection already afforded to directors under our Amended and Restated Certificate of Incorporation.

In line with the update to Delaware law, we are proposing, and are asking stockholders to approve, an amendment to the Amended and Restated Certificate of Incorporation to extend the exculpation provisions to certain officers. Specifically, the proposed amendment, which our Board has approved and declared advisable, would amend Article IX of the Amended and Restated Certificate of Incorporation as follows (in ~~strikethrough~~ and **double underline**):

"**ARTICLE IX**
LIABILITY OF DIRECTORS AND OFFICERS

Section 9.1   Limitation of Liability.   To the fullest extent permitted by the DGCL ~~as the same exists or as may hereafter be amended~~, no director **or officer** of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director **or officer, as applicable**. **If the DGCL is hereafter amended to authorize the further elimination or limitation of the liability of a director or officer, as applicable, then the liability of a director or officer of the Corporation, as applicable, shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Solely for purposes of this Article IX, "officer" shall have the meaning provided in Section 102(b)(7) of the DGCL.**

Section 9.2   Amendment or Repeal.   Any amendment, alteration or repeal of this Article IX that adversely affects any right of a director **or officer** shall be prospective only and shall not limit or eliminate any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment, alteration or repeal."

Purpose and Effect of the Proposed Amendment

The Board believes that it is important to extend exculpation protection to officers, to the fullest extent permitted by Delaware law, in order to better position the Company to attract and retain qualified and experienced officers. In the absence of such protection, such individuals might be deterred from serving as officers due to exposure to personal liability and the risk of incurring substantial expense in defending lawsuits, regardless of merit. The nature of their role often requires officers to make decisions on crucial matters and frequently in response to time-sensitive opportunities and challenges, which can create substantial risk of lawsuits seeking to impose liability with the benefit of hindsight and regardless of merit. Aligning the protections available to our officers with those available to our directors would empower officers to exercise their business judgment in furtherance of stockholder interests without the potential for distraction posed by the risk of personal liability. In addition, the proposed amendment also potentially could reduce future litigation costs and indemnification expenses for the Company associated with frivolous lawsuits.

The Board also believes that the proposed amendment would strike the appropriate balance between furthering the Company's goals of attracting and retaining quality officers with promoting stockholder accountability because, consistent with the update to Delaware law and subject to future Delaware law updates, proposed amendment would exculpate officers only in connection with direct claims brought by stockholders, including class actions, but would not eliminate or limit liability with respect to any of the following:

• breach of fiduciary duty claims brought by the Company itself;

• derivative claims brought by stockholders in the name of the Company;

• any claims involving breach of the duty of loyalty to the Company or its stockholders;

- any claims involving acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; or

- any claims involving transactions from which the officer derived an improper personal benefit.

Under the proposed amendment, and based on current Delaware law, the only officer positions eligible for exculpation would be (i) anyone serving as our President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Legal Officer, Chief Accounting Officer, Controller and Treasurer, (ii) any other Named Executive Officers, and (iii) any other officer who has consented to service of process in Delaware by written agreement.

Taking into account the narrow class and type of claims for which officers would be exculpated under current Delaware law, and the benefits the Board believes would accrue to the Company and its stockholders — enhancing our ability to attract and retain talented officers and potentially reducing future litigation costs and indemnification expenses associated with frivolous lawsuits — the Board determined that the proposed amendment to extend exculpation protection to officers is in the best interests of the Company and its stockholders.

A complete copy of the current Amended and Restated Certificate of Incorporation is available as an exhibit to our 2023 Annual Report on Form 10-K.

Effectiveness of the Proposed Amendment

The proposed amendment to extend exculpation protection to officers is binding. If the proposed amendment is approved, it will become effective upon filing of a Certificate of Amendment to the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF AN AMENDMENT TO THE COMPANY'S CERTIFICATE OF INCORPORATION TO REFLECT DELAWARE LAW PROVISIONS REGARDING OFFICER EXCULPATION.

PROPOSAL 5

APPROVAL OF THE CHARTER AMENDMENT FOR OUR SUBSIDIARY ASSERTIO THERAPEUTICS, INC.

General Information

On May 19, 2020, Assertio Therapeutics, Inc. (Therapeutics) implemented a holding company reorganization (the Holding Company Reorganization) pursuant to Section 251(g) of the General Corporation Law of the State of Delaware (the DGCL), through which Therapeutics became a subsidiary of Assertio Holdings, Inc. and, subsequently, Assertio Holdings, Inc. merged with Zyla Life Sciences ("Zyla") in a transaction we refer to as the "Zyla Merger." As a result of the Holding Company Reorganization, Therapeutics became a direct, wholly-owned subsidiary of Assertio Holdings, Inc, and Assertio Holdings, Inc. replaced Therapeutics as the public company trading on Nasdaq under the ticker symbol "ASRT".

As required by Section 251(g) of the DGCL, in connection with the Holding Company Reorganization, Therapeutics' Amended and Restated Certificate of Incorporation was further amended (as so amended and restated, the Therapeutics Charter) to provide that all acts or transactions involving Therapeutics, other than the election or removal of directors, that require the approval of the Company as Therapeutics' sole stockholder will also require the approval of the Company's stockholders by the same vote as is required by the DGCL and the Therapeutics Charter (the Pass-Through Voting Provision). Accordingly, the Pass-Through Voting Provision gives the Company's stockholders direct voting rights with respect to matters affecting Therapeutics that would otherwise only require the approval of the Company as Therapeutics' sole stockholder. Absent a provision like the Pass-Through Voting Provision, there is no general requirement under Delaware law that stockholders of a parent entity be given the right to vote on transactions involving the parent entity's wholly-owned subsidiaries.

The Board sought approval from the Company's stockholders to amend the Therapeutics Charter to remove the Pass-Through Voting Provision at the 2023 Annual Meeting. Although approximately 96% of votes cast supported the proposal at the 2023 Annual Meeting, the proposal was not approved because the votes "For" the proposal represented less than a majority of the Company's outstanding shares of common stock as of the record date for the 2023 Annual Meeting.

Accordingly, the Board is again seeking approval from the Company's stockholders to amend the Therapeutics Charter to remove the Pass-Through Voting Provision. Among other things, the elimination of the Pass-Through Voting Provision would allow the Company, as Therapeutics' sole stockholder, to approve certain corporate acts relating to Therapeutics without the additional approval of the Company's stockholders. The Pass-Through Voting Provision, which will be removed from the Therapeutics Charter if the proposed amendment is approved, reads as follows:

> Other than the election or removal of directors of the Corporation, any act or transaction by or involving the Corporation requiring for its adoption the approval of the stockholders of the Corporation under this Certificate of Incorporation or the DGCL shall, in accordance with Section 251(g) of the DGCL, require, in addition, the approval of the stockholders of Assertio Holdings, Inc. (or any successor thereto by merger), by the same vote as is required by the DGCL and/or this Certificate of Incorporation.

To effectuate this, Article X of the Therapeutics Charter will be deleted in its entirety. A complete copy of the current Therapeutics Charter is available as Exhibit A to Exhibit 2.2 to the Current Report on Form 8-K filed by Therapeutics on May 22, 2020.

Reasons for the Therapeutics Charter Amendment

The removal of the Pass-Through Voting Provision will put the Company in the same position as most other public holding companies that operate through multiple subsidiaries. It is uncommon for the stockholders of such public holding companies to have direct voting rights as to matters that affect only subsidiaries of the holding company. By removing this requirement, the Company will gain the flexibility and efficiency currently realized by most other companies that operate under the same, or similar, structures.

Under Delaware law, certain acts, such as a change in domicile, the conversion of a wholly-owned subsidiary from a corporation into a limited liability company, a merger involving a wholly-owned subsidiary or an amendment to the certificate of incorporation of the subsidiary would require the approval of the parent corporation as the sole stockholder of the subsidiary, but would not normally require a vote of the stockholders of the parent corporation. However, if the Pass-Through Voting Provision were to be retained in the Therapeutics Charter, then such acts would require the approval of the Company's stockholders. For example, if stockholders approve this Proposal 5, the Company could convert Therapeutics from a corporation into a limited liability company in order to permit the Company to potentially utilize for tax purposes certain net operating losses that cannot be utilized by Therapeutics.

Obtaining the approval of the stockholders of a public corporation would significantly delay Therapeutics' ability to complete certain actions and increase their costs, including through scheduling a vote, whether at a regular annual stockholders meeting or at a special meeting, of the Company's stockholders. To avoid such delays and costs, and to provide maximum flexibility and efficiency under the Company's new holding company structure, the Company proposes to remove the Pass-Through Voting Provision from the Therapeutics Charter. Following the removal of the Pass-Through Voting Provision from the Therapeutics Charter, stockholders of the Company would continue to have the voting rights typically provided to stockholders of a public holding company by Delaware law.

No Real Impact on Stockholder Rights

Removing the Pass-Through Voting Provision from the Therapeutics Charter would have no effect on the right of stockholders of the Company to vote on matters relating to the Company, such as a merger or consolidation of the Company, a sale of all or substantially all of the Company's assets, or any other acts or transactions requiring the approval of the Company's stockholders under applicable law. If the proposed amendment is approved by the Company's stockholders and effected, then the Pass-Through Voting Provision would be removed from the Therapeutics Charter, and the Company would no longer be required to undertake the burdensome step of obtaining the additional approval of the Company's stockholders for acts or transactions by or involving Therapeutics as is currently required by the Pass-Through Voting Provision.

Effective Date

The Board of Directors of Therapeutics and the Company, as its sole stockholder, have approved and declared advisable the Therapeutics Charter Amendment in accordance with Delaware law. If the Therapeutics Charter Amendment proposal is approved, Therapeutics is expected to file a Certificate of Amendment to the Therapeutics Charter with the Secretary of State of the State of Delaware to be effective promptly following the Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE THERAPEUTICS CHARTER AMENDMENT.

PROPOSAL 6

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Grant Thornton LLP (Grant Thornton), independent registered public accounting firm, to audit the Company's financial statements, management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of the Company for the fiscal year ending December 31, 2024. The Audit Committee recommends that the stockholders vote for the ratification of such appointment. A representative of Grant Thornton is expected to be present at the Annual Meeting, will have the opportunity to make a statement if he or she desires to do so, and is expected to be available to respond to appropriate questions.

The Audit Committee is directly responsible for the appointment, compensation and oversight of the audit work of the independent registered public accounting firm. In addition, the Audit Committee considers the independence of the independent auditor and participates in the selection of the independent auditor's lead engagement partner. Grant Thornton has been the Company's independent registered public accounting firm since 2021. The Audit Committee considered a number of factors in determining whether to re-engage Grant Thornton as the Company's independent registered public accounting firm, including the length of time the firm has served in this role, the firm's professional qualifications and resources, the firm's past performance, and the firm's capabilities in handling the breadth and complexity of its business, as well as the potential impact of changing independent auditors. In accordance with standing policy and independence rules, Grant Thornton periodically changes the personnel who work on the audit. The Audit Committee believes that the continued retention of Grant Thornton as the Company's independent auditor is in the best interests of the Company and its stockholders.

Selection of the Company's independent registered public accounting firm is not required to be submitted to a vote of the stockholders of the Company for ratification. However, the Board is submitting this matter to the stockholders as a matter of good corporate governance. If the stockholders fail to vote on an advisory basis in favor of the appointment, the Audit Committee will reconsider whether to retain Grant Thornton LLP, and may retain that firm or another without re-submitting the matter to the Company's stockholders. Even if stockholders vote on an advisory basis in favor of the appointment, the Audit Committee may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and the stockholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF GRANT THORNTON LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2024.

OTHER MATTERS

At the time of preparation of this Proxy Statement, neither the Board nor management intends to bring before the Annual Meeting any business other than the matters referred to in the Notice of Virtual Annual Meeting and this Proxy Statement. If any other business should properly come before the Annual Meeting, or any adjournment or postponement thereof, the persons named in the proxy will vote on such matters according to their best judgment.

Stockholders Sharing the Same Address

In accordance with notices previously sent to stockholders who hold their shares through a bank, broker or other holder of record (a street-name stockholder) and share a single address, only one annual report and proxy statement is being delivered to that address unless contrary instructions from any stockholder at that address were received. This practice, known as "householding," is intended to conserve resources and reduce the Company's printing and postage costs. However, any such street-name stockholder residing at the same address who wishes to receive a separate copy of this Proxy Statement or accompanying Annual Report on Form 10-K may request a copy by contacting the bank, broker or other holder of record, or the Company by telephone at (224) 419-7106 or by mail at the address listed under "Form 10-K" below and the company will promptly deliver a separate copy of the Annual Report or Proxy Statement upon such request. The voting instruction form sent to a street-name stockholder should provide information on how to request (1) householding of future Company materials or (2) separate materials if only one set of documents is being sent to a household. If it does not, a stockholder who would like to make one of these requests should contact the Company as indicated above.

Form 10-K

The Company will mail without charge to any stockholder upon written request, a copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2023, including the financial statements, schedules and a list of exhibits. Requests should be sent to Assertio Holdings, Inc., 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045, Attn: Investor Relations.

Stockholder Proposals

Rule 14a-8 Stockholder Proposals. Under the rules of the SEC, stockholders who wish to submit proposals for inclusion in the Proxy Statement for the 2025 Annual Meeting of Stockholders must submit such proposals so as to be received by the Company at 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045, no later than the close of business (5:00 p.m. Central Time) on December 20, 2024, or as otherwise permitted by applicable law. Such proposals must comply with all other requirements of Rule 14a-8 of the Exchange Act. The submission of a stockholder proposal does not guarantee that it will be included in the proxy statement.

Advance Notice Provisions. The Company's Bylaws, as amended, currently provide that advance notice of a stockholder's proposal (including a director nomination) other than a proposal submitted under Rule 14a-8 must be delivered to the Corporate Secretary of the Company at the Company's principal executive offices not earlier than the close of business on the 150th day, and not later than the close of business on the 120th day, prior to the first anniversary of the preceding year's annual meeting. However, the Bylaws also provide that in the event that no annual meeting was held in the previous year or the date of the annual meeting is advanced by more than 30 days or delayed by more than 30 days after the anniversary of the previous year's annual meeting, this advance notice must be delivered not later than the close of business on the later of the 120th day prior to such annual meeting or the 10th day following the date on which public announcement of the date of such meeting is first made. Therefore, unless the date of the 2025 Annual Meeting is advanced by more than 30 days or delayed by more than 30 days after the anniversary of the 2024 Annual Meeting, notice of proposed nominations or proposals (other than pursuant to Rule 14a-8) must be received by the Corporate Secretary of the Company not earlier than December 9, 2024 and not later than the close of business (5:00 p.m. Central Time) on January 8, 2025. Each stockholder's notice must comply with the requirements of the Company's Bylaws (which includes the timing and information required under Rule 14a-19 of the Exchange Act). A copy of the full text of the provisions of the Company's Bylaws dealing with stockholder nominations and proposals is available to stockholders from the Company's

Investor Relations Department upon written request. If a stockholder fails to meet these deadlines or fails to satisfy the requirements of Rule 14a-4 of the Exchange Act, we may exercise discretionary voting authority under proxies we solicit to vote on any such proposal as we determine appropriate.

We reserve the right to reject, rule out of order or take other appropriate action with respect to any nomination or proposal that does not comply with these and other applicable requirements.

Additionally, any stockholder seeking to recommend a director candidate or any director candidate who wishes to be considered by the Nominating and Corporate Governance Committee, the committee that recommends a slate of nominees to the Board for election at each annual meeting, must provide the Corporate Secretary of the Company with all information relating to such nominee that is required to be disclosed in proxy statements pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named in a proxy statement as a nominee and to serving as a director if elected). The Nominating and Corporate Governance Committee will consider all director candidates who comply with these requirements.

Lake Forest, Illinois
April 19, 2024


BY ORDER OF THE BOARD OF DIRECTORS

/s/ Heather L. Mason
Heather L. Mason
Interim Chief Executive Officer


RECONCILIATION OF GAAP NET (LOSS) INCOME TO NON-GAAP
EBITDA AND ADJUSTED EBITDA
(in thousands)
(unaudited)

	Twelve Months Ended December 31,		Financial Statement Classification
	2023	**2022**	
GAAP Net (Loss) Income	**$(331,942)**	**$109,625**	
Interest expense	3,380	7,961	Interest expense
Income tax (expense) benefit . . .	77,888	(78,459)	Income tax (expense) benefit
Depreciation expense	702	787	Selling, general and administrative expenses
Amortization of intangible assets	27,527	32,608	Amortization of intangible assets
EBITDA (Non-GAAP)	**(222,445)**	**72,522**	
Adjustments:			
Legacy product reserves[1]	(185)	1,290	Other revenue
Stock-based compensation . . .	9,158	7,504	Selling, general and administrative expenses
Change in fair value of contingent consideration[2]	(25,538)	18,687	Change in fair value of contingent consideration
Debt-related expenses[3]	9,918	—	Debt-related expenses
Transaction-related expenses[4]	8,900	—	Selling, general and administrative expenses
Loss on impairment of intangible assets[5]	279,639	—	Loss on impairment of intangible assets
Restructuring costs[6]	5,476	—	Restructuring charges
Other[7]	2,820	1,592	Multiple
Adjusted EBITDA (Non-GAAP) . . .	**$ 67,743**	**$101,595**	

(1) Represents removal of the impact of revenue adjustment to reserves for product sales allowances (gross-to-net-sales allowances) estimates related to previously divested products.

(2) The fair value of the contingent consideration is remeasured each reporting period, with changes in the fair value resulting from changes in the underlying inputs being recognized as a benefit or expense in operating expenses until the contingent consideration arrangement is settled.

(3) Debt-related expenses consist of an induced conversion expense of approximately $8.8 million and direct transaction costs of approximately $1.1 million incurred as a result of the privately negotiated exchange of $30.0 million principal amount of the Company's 6.5% Convertible Senior Notes due 2027 in the first quarter of 2023.

(4) Represents transaction-related expenses associated with the acquisition of Spectrum, which closed effective July 31, 2023.

(5) Represents the charge in the period for the impairment of intangible assets resulting from the revaluation of the Company's long-lived assets.

(6) Restructuring charges represent non-recurring costs associated with the Company's announced restructuring plan.

(7) Other represents the following adjustments (in thousands):

	Twelve Months Ended December 31,		Financial Statement Classification
	2023	2022	
Amortization of inventory step-up	$ 5,167	$ 807	Cost of sales
Interest income on short-term investments . . .	(2,403)	—	Other gain (loss)
Derivative fair value adjustment	56	252	Other gain (loss)
Gain on debt extinguishment	—	(1,046)	Other gain (loss)
Loss recognized for expected credit loss reserve	—	1,579	Other gain (loss)
Total Other	$ 2,820	$ 1,592	

Non-GAAP Financial Measures

To supplement the Company's financial results presented on a U.S. generally accepted accounting principles (GAAP) basis, the Company has included information about non-GAAP measure of adjusted EBITDA as a useful operating metric. The Company believes that the presentation of this non-GAAP financial measure, when viewed with results under GAAP and the accompanying reconciliation, provides supplementary information to analysts, investors, lenders, and the Company's management in assessing the Company's performance and results from period to period. The Company uses this non-GAAP measure internally to understand, manage and evaluate the Company's performance. This non-GAAP financial measure should be considered in addition to, and not a substitute for, or superior to, net income or other financial measures calculated in accordance with GAAP. Non-GAAP financial measures used by us may be calculated differently from, and therefore may not be comparable to, non-GAAP measures used by other companies.

Specified Items

Non-GAAP measures presented within this Proxy Statement exclude specified items. The Company considers specified items to be significant income/expense items not indicative of current operations. Specified items include adjustments to interest expense, income tax expense (benefit), depreciation expense, amortization expense, sales reserves adjustments for products the Company is no longer selling, stock-based compensation expense, fair value adjustments to contingent consideration or derivative liability, restructuring costs, amortization of fair value inventory step-up as result of purchase accounting, transaction-related costs, gains or losses from adjustments to long-lived assets and assets not part of current operations, changes in valuation allowances on deferred tax assets, and gains or losses resulting from debt refinancing or extinguishment.

ASSERTIO HOLDINGS, INC.
AMENDED AND RESTATED
2014 OMNIBUS INCENTIVE PLAN

1.   *Plan*.   Assertio Holdings, Inc., a Delaware corporation (the "**Company**"), originally established the 2014 Omnibus Incentive Plan (the "**Original Plan**"), effective as of February 19, 2014 (the "**Effective Date**"). The Original Plan was most recently amended and restated in its entirety effective May 10, 2023 in connection with the Company's 2023 annual meeting of stockholders. The Original Plan, as amended and restated through May 10, 2023, is hereby further amended and restated in its entirety (as amended and restated, the "**Plan**"). This Plan shall continue in effect through May 4, 2029 unless sooner terminated by action of the Board of Directors of the Company.

2.   *Objectives*.   This Plan is designed to attract and retain employees and consultants of the Company and its Subsidiaries (as defined herein), to attract and retain qualified non-employee directors of the Company, to encourage the sense of proprietorship of such employees, consultants and directors and to stimulate the active interest of such persons in the development and financial success of the Company and its Subsidiaries. These objectives are to be accomplished by making Awards under this Plan and thereby providing Participants (as defined herein) with a proprietary interest in the growth and performance of the Company and its Subsidiaries.

3.   *Definitions*.   As used herein, the terms set forth below shall have the following respective meanings:

"**Affiliate**" means an entity controlling, controlled by, or under common control with, the Company.

"**Authorized Officer**" means the Chairman of the Board, the Chief Executive Officer of the Company (or any other senior officer of the Company to whom any of such individuals shall delegate the authority to execute any Award Agreement).

"**Award**" means the grant of any Option, Stock Appreciation Right, Stock Award, or Cash Award, any of which may be structured as a Performance Award, whether granted singly, in combination or in tandem, to a Participant pursuant to such applicable terms, conditions, and limitations as the Committee may establish in accordance with the objectives of this Plan.

"**Award Agreement**" means the document (in written or electronic form) communicating the terms, conditions and limitations applicable to an Award. The Committee may, in its discretion, require that the Participant execute such Award Agreement, or may provide for procedures through which Award Agreements are made effective without execution. Any Participant who is granted an Award and who does not affirmatively reject the applicable Award Agreement shall be deemed to have accepted the terms of Award as embodied in the Award Agreement.

"**Board**" means the Board of Directors of the Company.

"**Cash Award**" means an Award denominated in cash.

"**Change in Control**" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i)   the consummation of any merger, consolidation or similar transaction involving the Company ("Merger"), if following such Merger the holders of the Company's outstanding voting securities immediately prior to such Merger do not own a majority of the outstanding voting securities of the surviving corporation in approximately the same proportion as before such Merger (and in such event, excluding the ownership of any person (or any other person acting in concert with such person) whose ownership percentage increased as a result of such Merger);

(ii)   the consummation of any sale, lease, exchange, exclusive license or other transfer in one transaction or a series of related transactions of all or substantially all of the Company's assets, other than a transfer of the Company's assets to a majority-owned subsidiary of the Company or any other entity the majority of whose voting power is held by the shareholders of the Company in approximately the same proportion as before such transaction;

(iii) the liquidation or dissolution of the Company;

(iv) the acquisition by a person, as defined in Section 3(a)(9) of the Exchange Act, and including a group of persons within the meaning of Section 13(d)(3) of the Exchange Act, of a majority or more of the Company's outstanding voting securities (whether directly or indirectly, beneficially or of record); or

(v) such other transaction as may be determined by the Board in good faith to constitute a change in control either (A) of the ownership or effective control of the voting securities of the Company or (B) of all or substantially all of the assets or the business of the Company.

Ownership of voting securities shall take into account and shall include ownership as determined by applying Rule 13d-3(d)(1)(i) (or any successor thereto) pursuant to the Exchange Act. If required for compliance with Section 409A of the Code, in no event will a Change in Control be deemed to have occurred if such transaction is not also a "change in the ownership or effective control" of the Company or change in the "ownership of a substantial portion of the assets" of the Company as determined under U.S. Treasury Regulation Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Committee**" means the Compensation Committee of the Board, and any successor committee thereto or such other committee of the Board as may be designated by the Board to administer this Plan in whole or in part including any subcommittee of the Committee or such other committee as designated by the Board.

"**Common Stock**" means the Common Stock, par value $0.0001, of the Company.

"**Company**" means Assertio Holdings, Inc., a Delaware corporation, or any successor thereto.

"**Consultant**" means an individual providing services to the Company or any of its Subsidiaries, other than an Employee or a Director, and an individual who has agreed to become a consultant of the Company or any of its Subsidiaries and actually becomes such a consultant following such date of agreement.

"**Consultant Award**" means the grant of any Award (other than an Incentive Stock Option), whether granted singly, in combination, or in tandem, to a Participant who is a Consultant pursuant to such applicable terms, conditions, and limitations established by the Committee.

"**Covered Employee**" means any Employee who is or may be a "covered employee," as defined in Code Section 162(m).

"**Director**" means an individual serving as a member of the Board who is not an Employee or a Consultant and an individual who has agreed to become a director of the Company or any of its Subsidiaries and actually becomes such a director following such date of agreement.

"**Director Award**" means the grant of any Award (other than an Incentive Stock Option), whether granted singly, in combination, or in tandem, to a Participant who is a Director pursuant to such applicable terms, conditions, and limitations established by the Board.

"**Disability**" means (1) if the Participant is an Employee, a disability that entitles the Employee to benefits under the Company's long-term disability plan, as may be in effect from time to time, as determined by the plan administrator of the long-term disability plan or (2) if the Participant is a Director or a Consultant, a disability whereby the Director or Consultant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months. Notwithstanding the foregoing, if an Award is subject to Code Section 409A, the definition of Disability shall conform to the requirements of Treasury Regulation § 1.409A-3(i)(4)(i).

"**Dividend Equivalents**" means, in the case of Restricted Stock Units or Performance Units, an amount equal to all dividends and other distributions (or the economic equivalent thereof) that are payable to shareholders of record during the Restriction Period or performance period, as applicable, on a like number of shares of Common Stock that are subject to the Award.

"**Employee**" means an employee of the Company or any of its Subsidiaries and an individual who has agreed to become an employee of the Company or any of its Subsidiaries and actually becomes such an employee following such date of agreement.

"**Employee Award**" means the grant of any Award, whether granted singly, in combination, or in tandem, to an Employee pursuant to such applicable terms, conditions, and limitations established by the Committee.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended from time to time.

"**Exercise Price**" means the price at which a Participant may exercise his right to receive cash or Common Stock, as applicable, under the terms of an Award.

"**Fair Market Value**" of a share of Common Stock means, as of a particular date, (1) if shares of Common Stock are listed on a national securities exchange, the closing sales price per share of Common Stock on the consolidated transaction reporting system for the principal national securities exchange on which shares of Common Stock are listed on that date, or, if there shall have been no such sale so reported on that date, on the last preceding date on which such a sale was so reported, (2) if the Common Stock is not so listed, the average of the closing bid and asked price on that date, or, if there are no quotations available for such date, on the last preceding date on which such quotations shall be available, as reported by an inter-dealer quotation system, (3) if shares of Common Stock are not publicly traded, the most recent value determined by an independent appraiser appointed by the Committee for such purpose, or (4) if none of the above are applicable, the Fair Market Value of a share of Common Stock as determined in good faith by the Committee. This definition of "Fair Market Value" may also be applied to Marketable Securities, in which case this definition shall mean (1) the closing sales price per share of such Marketable Securities on the consolidated transaction reporting system for the principal national securities exchange or other established securities exchange on which shares of such Marketable Securities are listed on that date, or, if there shall have been no such sale as reported on that date, on the last preceding date on which such a sale was so reported, or (2) if the sales price is not so reported, the average of the closing bid and asked price on that date, or, if there are no quotations available for such date, on the last preceding date on which such quotations shall be available, as reported by an inter-dealer quotation system.

"**Grant Date**" means the date an Award is granted to a Participant pursuant to this Plan.

"**Incentive Stock Option**" means an Option that is intended to comply with the requirements set forth in Code Section 422.

"**Marketable Securities**" means a class of equity securities actively traded on an established securities exchange.

"**Nonqualified Stock Option**" means an Option that is not intended to comply with the requirements set forth in Code Section 422.

"**Option**" means a right to purchase a specified number of shares of Common Stock at a specified Exercise Price, which is either an Incentive Stock Option or a Nonqualified Stock Option.

"**Participant**" means an Employee, Consultant or Director to whom an Award has been made under this Plan.

"**Performance Award**" means an Award made pursuant to this Plan to a Participant which is subject to the attainment of one or more Performance Goals.

"**Performance Goal**" means one or more standards established by the Committee to determine in whole or in part whether a Performance Award shall be earned.

"**Performance Unit**" means a unit evidencing the right to receive in specified circumstances one share of Common Stock or equivalent value in cash, the value of which at the time it is settled is determined as a function of the extent to which established performance criteria have been satisfied.

"**Performance Unit Award**" means an Award in the form of Performance Units.

"**Prior Plan**" means the 2004 Equity Incentive Plan of Assertio Therapeutics, Inc.

"**Qualified Performance Awards**" has the meaning set forth in Section 8(a)(vii)(B).

"**Restricted Stock**" means a share of Common Stock that is restricted or subject to forfeiture provisions.

"**Restricted Stock Award**" means an Award that results in the issuance of Restricted Stock on the Grant Date.

"**Restricted Stock Unit**" means a unit evidencing the right to receive in specified circumstances one share of Common Stock or equivalent value in cash that is restricted or subject to forfeiture provisions.

"**Restricted Stock Unit Award**" means an Award in the form of Restricted Stock Units.

"**Restriction Period**" means a period of time beginning as of the date upon which a Restricted Stock Award or Restricted Stock Unit Award is made pursuant to this Plan and ending as of the date upon which such Award is no longer restricted or subject to forfeiture provisions.

"**Stock Appreciation Right**" or "**SAR**" means a right to receive a payment, in cash or Common Stock, equal to the excess of the Fair Market Value of a specified number of shares of Common Stock on the date the right is exercised over a specified Exercise Price.

"**Stock Award**" means an Award in the form of shares of Common Stock, including a Restricted Stock Award, and a Restricted Stock Unit Award or Performance Unit Award that may be settled in shares of Common Stock, and excluding Options and SARs.

"**Stock-Based Award Limitations**" has the meaning set forth in Section 5.

"**Subsidiary**" means (1) in the case of a corporation, any corporation of which the Company directly or indirectly owns shares representing 50% or more of the combined voting power of the shares of all classes or series of capital stock of such corporation which have the right to vote generally on matters submitted to a vote of the shareholders of such corporation, and (2) in the case of a partnership or other business entity not organized as a corporation, any such business entity of which the Company directly or indirectly owns 50% or more of the voting power of such business entity (whether in the form of partnership interests, membership interests or otherwise) or serves, directly or indirectly as the general partner (in the case of a limited partnership), the manager (in the case of a limited liability company) or in a comparable role (in the case of another form of business entity).

4. *Eligibility*.

(a) *Employees.* All Employees are eligible for Employee Awards under this Plan, *provided, however*, that if the Committee makes an Employee Award to an individual whom it expects to become an Employee following the Grant Date of such Award, such Award shall be subject to (among other terms and conditions) the individual actually becoming an Employee.

(b) *Consultants.* All Consultants are eligible for Consultant Awards under this Plan, *provided, however*, that if the Committee makes a Consultant Award to an individual whom it expects to become a Consultant following the Grant Date of such Award, such Award shall be subject to (among other terms and conditions) the individual actually becoming a Consultant.

(c) *Directors.* All Directors are eligible for Director Awards under this Plan, *provided, however*, that if the Board makes a Director Award to an individual whom it expects to become a Director following the Grant Date of such Award, such Award shall be subject to (among other terms and conditions) the individual actually becoming a Director.

The Committee (or the Board, in the case of Director Awards) shall determine the type or types of Awards to be made under this Plan and shall designate from time to time the Employees, Consultants or Directors who are to be granted Awards under this Plan.

5. ***Common Stock Available for Awards***.   Subject to the provisions of Section 15 hereof, there shall be available for Awards under this Plan granted wholly or partly in Common Stock (including rights or Options that may be exercised for or settled in Common Stock) an aggregate of 19,867,500 shares of Common Stock (the "**Maximum Share Limit**"), all of which shall be available for Incentive Stock Options. Each Stock Award granted under this Plan shall be counted against the Maximum Share Limit as 1.11 shares of Common Stock; each Option and SAR shall be counted against the Maximum Share Limit as 1 share of Common Stock.

Awards settled in cash shall not reduce the Maximum Share Limit under the Plan. If an Award expires or is terminated, cancelled or forfeited, the shares of Common Stock associated with the expired, terminated, cancelled or forfeited Award shall again be available for Awards under the Plan, and the Maximum Share Limit shall be increased by the same amount as such shares were counted against the Maximum Share Limit (*i.e.*, increased by 1.11 shares of Common Stock, if a Stock Award, and 1 share of Common Stock, if an Option or SAR). Shares of Common Stock that are tendered by a Participant or withheld as full or partial payment of minimum withholding taxes related to the vesting or settlement of an Award other than Options or SARs shall become available again for Awards under the Plan. The following shares of Common Stock shall not become available again for Awards under the Plan:

(i)   Shares of Common Stock that are tendered by a Participant or withheld (1) as full or partial payment of minimum withholding taxes related to the exercise or settlement of Options or SARs, (2) as payment for the Exercise Price of an Option or SAR or (3) in connection with the settlement of an SAR;

(ii)   Shares of Common Stock repurchased on the open market with the proceeds of an Exercise Price of an Option or SAR; and

(iii)   Shares of Common Stock reserved for issuance upon grant of an SAR, to the extent the number of reserved shares of Common Stock exceeds the number of shares of Common Stock actually issued upon exercise or settlement of such SAR.

The foregoing notwithstanding, subject to applicable stock exchange listing requirements, the Maximum Share Limit shall not be reduced by (x) shares of Common Stock issued under Awards granted in assumption, substitution or exchange for previously granted awards of a company acquired by the Company and (y) available shares under a shareholder approved plan of an acquired company (as appropriately adjusted to reflect the transaction) and such shares shall be available for Awards under the Plan.

The Board and the appropriate officers of the Company shall from time to time take whatever actions are necessary to file any required documents with governmental authorities, stock exchanges and transaction reporting systems to ensure that shares of Common Stock are available for issuance pursuant to Awards.

Notwithstanding anything to the contrary contained in this Plan, the following limitations shall apply to any Awards made hereunder:

(a)   No Employee may be granted during any calendar year Awards consisting of Options or SARs that are exercisable for more than 2,000,000 shares of Common Stock;

(b)   No Employee may be granted during any calendar year Qualified Performance Awards that are Stock Awards covering or relating to more than 2,000,000 shares of Common Stock (the limitation set forth in this clause (b), together with the limitation set forth in clause (a) above, being hereinafter collectively referred to as the "**Stock-Based Award Limitations**"); and

(c)   No Employee may be granted during any calendar year Qualified Performance Awards that are (1) Cash Awards or (2) Restricted Stock Unit Awards or Performance Unit Awards that may be settled solely in cash having a value determined on the Grant Date in excess of $5,000,000.

Shares delivered by the Company in settlement of Awards may be authorized and unissued shares of Common Stock, shares of Common Stock held in the treasury of the Company, shares of Common Stock purchased on the open market or by private purchase or any combination of the foregoing.

6. ***Administration***.

(a) *Authority of the Committee.* Except as otherwise provided in this Plan with respect to actions or determinations by the Board, this Plan shall be administered by the Committee; *provided, however*, that (i) any and all members of the Committee shall satisfy any independence requirements prescribed by any stock exchange on which the Company lists its Common Stock; (ii) Awards may be granted to individuals who are subject to Section 16(b) of the Exchange Act only if the Committee is comprised solely of two or more "Non-Employee Directors" as defined in Securities and Exchange Commission Rule 16b-3 (as amended from time to time, and any successor rule, regulation or statute fulfilling the same or similar function); and (iii) any Award intended to qualify for the "performance-based compensation" exception under Code Section 162(m) shall be granted only if the Committee is comprised solely of two or more "outside directors" within the meaning of Code Section l62(m) and regulations pursuant thereto. Subject to the provisions hereof, the Committee shall have full and exclusive power and authority to administer this Plan and to take all actions that are specifically contemplated hereby or are necessary or appropriate in connection with the administration hereof. The Committee shall also have full and exclusive power to interpret this Plan and to adopt such rules, regulations and guidelines for carrying out this Plan as it may deem necessary or proper, all of which powers shall be exercised in the best interests of the Company and in keeping with the objectives of this Plan. Subject to Section 6(c) hereof, the Committee may, in its discretion, (x) provide for the extension of the exercisability of an Award, or (y) in the event of death, Disability, retirement or Change in Control, accelerate the vesting or exercisability of an Award, eliminate or make less restrictive any restrictions contained in an Award, waive any restriction or other provision of this Plan or an Award or otherwise amend or modify an Award in any manner that is, in either case, (1) not materially adverse to the Participant to whom such Award was granted, (2) consented to by such Participant or (3) authorized by Section 15(c) hereof; *provided, however*, that except as expressly provided in Section 8(a)(i) or 8(a)(ii) hereof, no such action shall permit the term of any Option or SAR to be greater than 10 years from its Grant Date. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any Award Agreement in the manner and to the extent the Committee deems necessary or desirable to further this Plan's purposes. Any decision of the Committee in the interpretation and administration of this Plan shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned. The Board shall have the same powers as the Committee with respect to Director Awards.

(b) *Indemnity.* No member of the Board or the Committee or officer of the Company to whom the Committee has delegated authority in accordance with the provisions of Section 7 of this Plan shall be liable for anything done or omitted to be done by him, by any member of the Board or the Committee or by any officer of the Company in connection with the performance of any duties under this Plan, except for his own willful misconduct or as expressly provided by statute.

(c) *Prohibition on Repricing of Awards.* Subject to the provisions of Section 15 hereof, the terms of outstanding Award Agreements may not be amended without the approval of the Company's shareholders so as to (i) reduce the Exercise Price of any outstanding Options or SARs or (ii) cancel any outstanding Options or SARs in exchange for cash or other Awards (including substitutions and cash buyouts), or Options or SARs with an Exercise Price that is less than the Exercise Price of the original Options or SARs.

(d) *Minimum Vesting Provisions.* Notwithstanding anything herein to the contrary, Awards granted under the Plan may not become exercisable, vest or be settled, in whole or in part, prior to the one- year anniversary of the date of grant, except that (i) the Committee (or the Board, as applicable) may provide that Awards become exercisable, vest or settle prior to such date in the event of the Participant's death or disability or in the event of a Change in Control and (ii) a Director Award may vest on the earlier of the one-year anniversary of the date of grant and the next annual meeting of stockholders which is at least 50 weeks after the immediately preceding year's annual meeting. Notwithstanding the foregoing, up to 5% of the aggregate number of shares of Common Stock subject to the Maximum Share Limit may be issued pursuant to Awards subject to any, or no, vesting conditions, as the Committee (or the Board) determines appropriate.

7. ***Delegation of Authority***.   The Committee may delegate any of its authority to grant Awards to Employees who are not subject to Section 16(b) of the Exchange Act and Consultants, subject to Section 6(a) above, to the Board or to any other committee of the Board, provided such delegation is made in writing and specifically sets forth such delegated authority. The Committee may also delegate to an Authorized Officer authority to execute on behalf of the Company any Award Agreement. The Committee and the Board, as applicable, may engage or authorize the engagement of a third party administrator to carry out administrative functions under this Plan. Any such delegation hereunder shall only be made to the extent permitted by applicable law.

8. ***Employee Awards***.

(a)   Committee shall determine the type or types of Employee Awards to be made under this Plan and shall designate from time to time the Employees who are to be the recipients of such Awards. Each Award shall be embodied in an Award Agreement, which shall contain such terms, conditions and limitations as shall be determined by the Committee, in its sole discretion, and, if required by the Committee, shall be signed by the Participant to whom the Award is granted and by an Authorized Officer for and on behalf of the Company. Awards may consist of those listed in this Section 8(a) hereof and may be granted singly, in combination or in tandem. Awards may also be made in combination or in tandem with, in replacement of, or as alternatives to, grants or rights under this Plan or any other plan of the Company or any of its Subsidiaries, including the plan of any acquired entity; *provided, however*, that, except as contemplated in Section 15 hereof, no Option or SAR may be issued in exchange for the cancellation of an Option or SAR with a higher Exercise Price nor may the Exercise Price of any Option or SAR be reduced. All or part of an Award may be subject to conditions established by the Committee. Upon the termination of employment by a Participant who is an Employee, any unexercised, unvested or unpaid Awards shall be treated as set forth in the applicable Award Agreement or in any other written agreement the Company has entered into with the Participant.

(i)   *Options*.   An Employee Award may be in the form of an Option. An Option awarded pursuant to this Plan may consist of either an Incentive Stock Option or a Nonqualified Stock Option. The price at which shares of Common Stock may be purchased upon the exercise of an Option shall be not less than the Fair Market Value of the Common Stock on the Grant Date, subject to adjustment as provided in Section 15 hereof. The term of an Option shall not exceed 10 years from the Grant Date; *provided, however*, if the term of a Nonqualified Option (but not an Incentive Option) expires when trading in the Common Stock is prohibited by law or the Company's insider trading policy, then the term of such Nonqualified Option shall expire on the 30th day after the expiration of such prohibition. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any Option, including, but not limited to, the term of any Option and the date or dates upon which the Option becomes vested and exercisable, shall be determined by the Committee.

(ii)   *Stock Appreciation Rights*.   An Employee Award may be in the form of an SAR. The Exercise Price for an SAR shall not be less than the Fair Market Value of the Common Stock on the Grant Date, subject to adjustment as provided in Section 15 hereof. The holder of a tandem SAR may elect to exercise either the Option or the SAR, but not both. The exercise period for an SAR shall extend no more than 10 years after the Grant Date; *provided, however*, if the term of an SAR expires when trading in the Common Stock is prohibited by law or the Company's insider trading policy, then the term of such SAR shall expire on the 30th day after the expiration of such prohibition. Subject to the foregoing provisions, the terms, conditions, and limitations applicable to any SAR, including, but not limited to, the term of any SAR and the date or dates upon which the SAR becomes vested and exercisable, shall be determined by the Committee.

(iii)   *Stock Awards*.   An Employee Award may be in the form of a Stock Award. The terms, conditions and limitations applicable to any Stock Award, including, but not limited to, vesting or other restrictions, shall be determined by the Committee, and subject to the minimum Restriction Period and performance period requirements and any other applicable requirements described in this Section 8(a) hereof.

(iv) *Restricted Stock Unit Awards.* An Employee Award may be in the form of a Restricted Stock Unit Award. The terms, conditions and limitations applicable to a Restricted Stock Unit Award, including, but not limited to, the Restriction Period, shall be determined by the Committee. Subject to the terms of this Plan, the Committee, in its sole discretion, may settle Restricted Stock Units in the form of cash or in shares of Common Stock (or in a combination thereof) equal to the value of the vested Restricted Stock Units. Unless otherwise specified by the Committee with respect to a specific Award, Restricted Stock Unit awards shall be settled in shares of Common Stock.

(v) *Performance Unit Awards.* An Employee Award may be in the form of a Performance Unit Award. Each Performance Unit shall have an initial value that is established by the Committee on the Grant Date. Subject to the terms of this Plan, after the applicable performance period has ended, the Participant shall be entitled to receive settlement of the value and number of Performance Units earned by the Participant over the performance period, to be determined as a function of the extent to which the corresponding performance goals have been achieved. Settlement of earned Performance Units shall be as determined by the Committee and as evidenced in an Award Agreement. Subject to the terms of this Plan, the Committee, in its sole discretion, may settle earned Performance Units in the form of cash or in shares of Common Stock (or in a combination thereof) equal to the value of the earned Performance Units as soon as practicable after the end of the performance period and following the Committee's determination of actual performance against the performance measures and related goals established by the Committee.

(vi) *Cash Awards.* An Employee Award may be in the form of a Cash Award. The terms, conditions and limitations applicable to a Cash Award, including, but not limited to, vesting or other restrictions, shall be determined by the Committee.

(vii) *Performance Awards.* Without limiting the type or number of Awards that may be made under the other provisions of this Plan, an Employee Award may be in the form of a Performance Award. The terms, conditions and limitations applicable to an Award that is a Performance Award shall be determined by the Committee. The Committee shall set Performance Goals in its discretion which, depending on the extent to which they are met, will determine the value and/or amount of Performance Awards that will be paid out to the Participant and/or the portion of an Award that may be exercised.

(A) *Nonqualified Performance Awards.* Performance Awards granted to Employees that are not intended to qualify as qualified performance-based compensation under Code Section 162(m) shall be based on achievement of such Performance Goals and be subject to such terms, conditions and restrictions as the Committee or its delegate shall determine.

(B) *Qualified Performance Awards.* Performance Awards granted to Employees under this Plan that are intended to qualify as qualified performance-based compensation under Code Section 162(m) shall be paid, vested or otherwise deliverable solely on account of the attainment of one or more pre-established, objective Performance Goals established by the Committee prior to the earlier to occur of (1) 90 days after the commencement of the period of service to which the Performance Goal relates and (2) the lapse of 25% of the period of service (as scheduled in good faith at the time the goal is established), and in any event while the outcome is substantially uncertain. A Performance Goal is objective if a third party having knowledge of the relevant facts could determine whether the goal is met. One or more of such goals may apply to the Employee, one or more business units, divisions or sectors of the Company, or the Company as a whole, and if so desired by the Committee, by comparison with a peer group of companies. A Performance Goal shall include one or more of the following: (1) earnings per share; (2) net order dollars; (3) increase in cash flow; (4) increase in cash flow from operations; (5) increase in cash flow return; (6) return on net assets; (7) return on assets; (8) return on investment; (9) return on capital; (10) return on equity; (11) economic value added; (12) operating margin; (13) net profit dollars; (14) net income; (15) net income per share; (16) pretax earnings; (17) pretax earnings before interest, depreciation and amortization, or EBITDA; (18) pretax operating earnings after interest expense and before incentives, service fees, and extraordinary or special items; (19) total shareholder return; (20) debt reduction; (21) net profit growth; (22) operating income; (23) internal rate of return; (24) safety; (25) net revenue dollars; (26) capital efficiency; (27) revenue growth (including revenue growth by product); (28) growth in product sales (including as measured by prescriptions for one or more pharmaceutical products); and (29) any of the above goals determined on an absolute or relative basis or as compared to the performance of a published or special index deemed applicable by the Committee including, but not limited to, the Russell 3000 Stock Index or a group of comparable companies.

Unless otherwise stated, such a Performance Goal need not be based upon an increase or positive result under a particular business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to specific business criteria). In interpreting Plan provisions applicable to Qualified Performance Awards, it is the intent of this Plan to conform with the standards of Code Section 162(m) and Treasury Regulation § 1.162-27(e)(2)(i), as to grants to Covered Employees and the Committee in establishing such goals and interpreting this Plan shall be guided by such provisions. Prior to the payment of any compensation based on the achievement of Performance Goals applicable to Qualified Performance Awards, the Committee must certify in writing that applicable Performance Goals and any of the material terms thereof were, in fact, satisfied. For this purpose, approved minutes of the Committee meeting in which the certification is made shall be treated as such written certification. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any Qualified Performance Awards made pursuant to this Plan shall be determined by the Committee. The Committee may provide in any such Performance Award that any evaluation of performance may include or exclude any of the following events that occurs during a Performance Period: (a) asset write-downs, (b) ation or claim judgments or settlements, (c) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results, (d) any reorganization and restructuring programs, (e) unusual or nonrecurring items as described in Accounting Standards Codification (ASC) No. 225 (or any successor thereto) and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to shareholders for the applicable year, (f) acquisitions or divestitures, (g) foreign exchange gains and losses and (h) settlement of hedging activities.

(C)   *Adjustment of Performance Awards.*   Awards that are intended to be Qualified Performance Awards may not be adjusted upward. The Committee may retain the discretion to adjust such Performance Awards downward, either on a formula or discretionary basis or any combination, as the Committee determines.

9.   ***Consultant and Director Awards***.

(a)   *Consultant Awards.*   The Committee has the sole authority to grant Consultant Awards from time to time in accordance with this Section 9(a). Consultant Awards may consist of the forms of Award described in Section 8, with the exception of Incentive Stock Options, may be granted singly, in combination, or in tandem and shall be granted subject to such terms and conditions as specified in Section 8. Each Consultant Award shall be embodied in an Award Agreement, which shall contain such terms, conditions, and limitations as shall be determined by the Committee, in its sole discretion.

(b)   *Director Awards.*   The Board has the sole authority to grant Director Awards from time to time in accordance with this Section 9(b). Director Awards may consist of the forms of Award described in Section 8, with the exception of Incentive Stock Options, may be granted singly, in combination, or in tandem and shall be granted subject to such terms and conditions as specified in Section 8. Each Director Award may, in the discretion of the Board, be embodied in an Award Agreement, which shall contain such terms, conditions, and limitations as shall be determined by the Board, in its sole discretion. Notwithstanding anything herein to the contrary, the aggregate number of shares of Common Stock subject to Director Awards granted under this Plan during any calendar year to any one Director shall not exceed that number of shares having a Fair Market Value on the date of grant equal to $600,000.

10. *Award Payment; Dividends and Dividend Equivalents*.

(a) *General.* Payment of Awards may be made in the form of cash or Common Stock, or a combination thereof, and may include such restrictions as the Committee (or the Board, in the case of Director Awards) shall determine, including, but not limited to, in the case of Common Stock, restrictions on transfer and forfeiture provisions. For a Restricted Stock Award, the certificates evidencing the shares of such Restricted Stock (to the extent that such shares are so evidenced) shall contain appropriate legends and restrictions that describe the terms and conditions of the restrictions applicable thereto. For a Restricted Stock Unit Award that may be settled in shares of Common Stock, the shares of Common Stock that may be issued at the end of the Restriction Period shall be evidenced by book entry registration or in such other manner as the Committee may determine.

(b) *Dividends and Dividend Equivalents.* Rights to (1) dividends will be extended to and made part of any Restricted Stock Award and (2) Dividend Equivalents may be extended to and made part of any Restricted Stock Unit Award and Performance Unit Award, subject in each case to such terms, conditions and restrictions as the Committee may establish; *provided, however*, that no such dividends or Dividend Equivalents shall be paid with respect to unvested Stock Awards, including Stock Awards subject to Performance Goals. Dividends or Dividend Equivalents paid with respect to unvested Stock Awards may, in the discretion of the Committee, be accumulated and paid to the Participant at the time that such Stock Award vests. Dividends and/or Dividend Equivalents shall not be made part of any Options or SARs.

11. *Option Exercise.* The Exercise Price shall be paid in full at the time of exercise in cash or, if permitted by the Committee and elected by the Participant, the Participant may purchase such shares by means of the Company withholding shares of Common Stock otherwise deliverable on exercise of the Award or tendering Common Stock valued at Fair Market Value on the date of exercise, or any combination thereof. The Committee, in its sole discretion, shall determine acceptable methods for Participants to tender Common Stock or other Awards. The Committee may provide for procedures to permit the exercise or purchase of such Awards by use of the proceeds to be received from the sale of Common Stock issuable pursuant to an Award, and for the avoidance of doubt, so long as the shares of Common Stock are publicly traded and unless the Committee specifically determines otherwise, an Option may be exercised using consideration received by the Company under a procedure under which a licensed broker-dealer advances funds on behalf of a Participant or sells shares of Common Stock on behalf of a Participant (a "**Cashless Exercise Procedure**"), *provided, however*, that no officer or director may participate in that Cashless Exercise Procedure to the extent prohibited by applicable law. The Committee may adopt additional rules and procedures regarding the exercise of Options from time to time, provided that such rules and procedures are not inconsistent with the provisions of this Section 11.

12. *Taxes.* The Company shall have the right to deduct applicable taxes from any Award payment and withhold, at the time of delivery or vesting of cash or shares of Common Stock under this Plan, an appropriate amount of cash or number of shares of Common Stock or a combination thereof for payment of required withholding taxes or to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for withholding of such taxes including a requirement that a Participant pay in cash an amount sufficient to satisfy any required withholding amount; *provided, however*, that in the event in the Committee's sole discretion share withholding is permitted, the number of shares of Common Stock withheld for payment of required withholding taxes must equal no more than the required minimum withholding taxes. The Committee may also permit withholding to be satisfied by the transfer to the Company of shares of Common Stock theretofore owned by the holder of the Award with respect to which withholding is required. If shares of Common Stock are used to satisfy tax withholding, such shares shall be valued based on the Fair Market Value when the tax withholding is required to be made.

13. *Amendment, Modification, Suspension or Termination.* The Board may amend, modify, suspend or terminate this Plan (and the Committee may amend an Award Agreement) for the purpose of meeting or addressing any changes in legal requirements or for any other purpose permitted by law, except that (1) no amendment or alteration that would materially adversely affect the rights of any Participant under any Award previously granted to such Participant shall be made without the consent of such Participant and (2) no amendment or alteration shall be effective prior to its approval by the shareholders of the Company to the

extent shareholder approval is otherwise required by applicable legal requirements or the requirements of the securities exchange on which the Company's stock is listed, including any amendment that expands the types of Awards available under this Plan, materially increases the number of shares of Common Stock available for Awards under this Plan, materially expands the classes of persons eligible for Awards under this Plan, materially extends the term of this Plan, materially changes the method of determining the Exercise Price of Options, or deletes or limits any provisions of this Plan that prohibit the repricing of Options or SARs.

14. *Assignability*.   Unless otherwise determined by the Committee (or the Board in the case of Director Awards) or expressly provided for in an Award Agreement, no Award or any other benefit under this Plan shall be assignable or otherwise transferable except (1) by will or the laws of descent and distribution or (2) pursuant to a domestic relations order issued by a court of competent jurisdiction that is not contrary to the terms and conditions of this Plan or applicable Award and in a form acceptable to the Committee. The Committee may prescribe and include in applicable Award Agreements other restrictions on transfer. Any attempted assignment of an Award or any other benefit under this Plan in violation of this Section 14 shall be null and void. Notwithstanding the foregoing, no Award may be transferred for value or consideration.

15. *Adjustments*.

(a)   The existence of outstanding Awards shall not affect in any manner the right or power of the Company or its shareholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the capital stock of the Company or its business or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stock (whether or not such issue is prior to, on a parity with or junior to the Common Stock) or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding of any kind, whether or not of a character similar to that of the acts or proceedings enumerated above.

(b)   In the event of any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any outstanding Award without receipt of consideration by the Company through merger, reorganization, recapitalization, reincorporation, combination, exchange of shares, change in corporate structure, subdivision, consolidation or other similar equity restructuring transaction (as that term is used in ASC Topic 718 (or any successor thereto)) affecting outstanding shares of Common Stock, declaration of a dividend payable in shares of Common Stock, dividend in property other than cash, large non-recurring cash dividend, liquidating dividend, stock split or reverse stock split, then (1) the number of shares of Common Stock reserved under this Plan, (2) the number of shares of Common Stock covered by outstanding Awards in the form of Common Stock or units denominated in Common Stock, (3) the Exercise Price or other price in respect of such Awards, (4) the Stock-Based Award Limitations, and (5) the appropriate Fair Market Value and other price determinations for such Awards shall each be proportionately adjusted by the Committee as appropriate to reflect such transaction. Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a transaction falling within the scope of this Section 15(b).

(c)   In the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization, liquidation, dissolution, or other transaction or series of related transactions having a result similar to any of the above, including but not limited to a transaction or series of related transactions that constitutes a Change in Control, the Committee may make such adjustments to Awards or other provisions for the disposition of Awards as it in good faith deems equitable, and shall be authorized, in its discretion, (1) to provide for the assumption or continuation of an Award covering, or the substitution of a new Award with, Marketable Securities or other arrangement (which, if applicable, may be exercisable for such Marketable Securities as the Committee determines) for an Award or the assumption or substitution of the Award, regardless of whether in a transaction to which Code Section 424(a) applies, so long as such Marketable Securities have a value equal to the Fair Market Value of the securities underlying such Award (less any exercise price, if applicable), (2) to provide, prior to the transaction, for the acceleration of the vesting and exercisability of, or lapse of restrictions with respect to, the Award and, if the transaction is a cash merger, provide for the termination of any portion of the Award that remains unexercised at the time of such transaction, or (3) to cancel an Award and to deliver to the Participant cash in an amount that the Committee shall determine in its sole discretion is equal to the Fair Market Value of such Award on the date of such event, which in the case of an Option or Stock Appreciation Right shall be the excess (if any) of the Fair Market Value of Common Stock on such date over the Exercise Price of such Award. In the absence of an affirmative determination by the Committee, each outstanding Award, including each Performance Award, will be assumed or substituted for Marketable Securities by such successor corporation or a parent or subsidiary of such successor corporation (the "**Successor Corporation**"), unless the Successor Corporation does not agree to assume or substitute the Award for Marketable Securities, in which case the vesting of such Award shall accelerate in its entirety (and, if applicable, the time at which the Award may be exercised) to a date prior to the effective time of the Change in Control as the Committee will determine (or, if the Committee will not determine such a date, to the date that is five days prior to the effective time of the Change in Control), with such Award terminating if not exercised (if applicable) at or prior to the effective time of the Change in Control, and with such exercise reversed if the Change in Control does not become effective. The Committee shall not have any obligation to treat all Awards in the same manner, including Awards of the same type held by similarly situated Participants.

(d)   With respect to any Award held by a Director at the time of a Change in Control, such Award shall automatically accelerate and become fully vested immediately prior to the effective time of such transaction(s).

(e)   No adjustment or substitution pursuant to this Section 15 shall be made in a manner that results in noncompliance with the requirements of Code Section 409A, to the extent applicable.

16.   *Restrictions*.   No Common Stock or other form of payment shall be issued with respect to any Award unless the Company shall be satisfied based on the advice of its counsel that such issuance will be in compliance with applicable federal and state securities laws. Certificates evidencing shares of Common Stock delivered under this Plan (to the extent that such shares are so evidenced) may be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or transaction reporting system upon which the Common Stock is then listed or to which it is admitted for quotation and any applicable federal or state securities law. The Committee may cause a legend or legends to be placed upon such certificates (if any) to make appropriate reference to such restrictions.

17.   *Unfunded Plan*.   This Plan is unfunded. Although bookkeeping accounts may be established with respect to Participants who are entitled to cash, Common Stock or rights thereto under this Plan, any such accounts shall be used merely as a bookkeeping convenience. The Company shall not be required to segregate any assets that may at any time be represented by cash, Common Stock or rights thereto, nor shall this Plan be construed as providing for such segregation, nor shall the Company, the Board or the Committee be deemed to be a trustee of any cash, Common Stock or rights thereto to be granted under this Plan. Any liability or obligation of the Company to any Participant with respect to an Award of cash, Common Stock or rights thereto under this Plan shall be based solely upon any contractual obligations that may be created by this Plan and any Award Agreement, and no such liability or obligation of the Company shall be deemed to be secured by any pledge or other encumbrance on any property of the Company. None of the Company, the Board or the Committee shall be required to give any security or bond for the performance of any obligation that may be created by this Plan. With respect to this Plan and any Awards granted hereunder, Participants are general and unsecured creditors of the Company and have no rights or claims except as otherwise provided in this Plan or any applicable Award Agreement.

18.   *Code Section 409A*.

(a)   Awards made under this Plan are intended to comply with or be exempt from Code Section 409A, and ambiguous provisions hereof, if any, shall be construed and interpreted in a manner consistent with such intent. No payment, benefit or consideration shall be substituted for an Award if such action would result in the imposition of taxes under Code Section 409A. Notwithstanding anything in this Plan to the contrary, if any Plan provision or Award under this Plan would result in the imposition of an additional tax under Code Section 409A, that Plan provision or Award shall be reformed, to the extent permissible under Code Section 409A, to avoid imposition of the additional tax, and no such action shall be deemed to adversely affect the Participant's rights to an Award.

(b)   Unless the Committee provides otherwise in an Award Agreement, each Restricted Stock Unit Award, Performance Unit Award or Cash Award (or portion thereof if the Award is subject to a vesting schedule) shall be settled no later than the 15th day of the third month after the end of the first calendar year in which the Award (or such portion thereof) is no longer subject to a "substantial risk of forfeiture" within the meaning of Code Section 409A. If the Committee determines that a Restricted Stock Unit Award, Performance Unit Award or Cash Award is intended to be subject to Code Section 409A, the applicable Award Agreement shall include terms that are designed to satisfy the requirements of Code Section 409A.

(c)   If the Participant is identified by the Company as a "specified employee" within the meaning of Code Section 409A(a)(2)(B)(i) on the date on which the Participant has a "separation from service" (other than due to death) within the meaning of Treasury Regulation § 1.409A-1(h), any Award payable or settled on account of a separation from service that is deferred compensation subject to Code Section 409A shall be paid or settled on the earliest of (1) the first business day following the expiration of six months from the Participant's separation from service, (2) the date of the Participant's death, or (3) such earlier date as complies with the requirements of Code Section 409A.

19.   *Awards to Foreign Nationals and Employees Outside the United States*.   The Committee may, without amending this Plan, (1) establish special rules applicable to Awards granted to Participants who are foreign nationals, are employed or otherwise providing services outside the United States, or both, including rules that differ from those set forth in this Plan, and (2) grant Awards to such Participants in accordance with those rules.

20.   *Governing Law*.   This Plan and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by mandatory provisions of the Code or the securities laws of the United States, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to that state's conflict of laws rules.

21.   *Right to Continued Service or Employment*.   Nothing in this Plan or an Award Agreement shall interfere with or limit in any way the right of the Company or any of its Subsidiaries to terminate any Participant's employment or other service relationship with the Company or its Subsidiaries at any time, nor confer upon any Participant any right to continue in the capacity in which he is employed or otherwise serves the Company or its Subsidiaries.

22.   *Clawback Right*.   Notwithstanding any other provisions in this Plan, any Award shall be subject to recovery or clawback by the Company under any clawback policy adopted by the Company whether before or after the date of grant of the Award.

23.   *Usage*.   Words used in this Plan in the singular shall include the plural and in the plural the singular, and the gender of words used shall be construed to include whichever may be appropriate under any particular circumstances of the masculine, feminine or neuter genders.

24.   *Headings*.   The headings in this Plan are inserted for convenience of reference only and shall not affect the meaning or interpretation of this Plan.

25.   *Effectiveness*.   The Original Plan, as approved by the Board on February 19, 2014, became effective as of the Effective Date. This Plan, as amended and restated herein, shall continue in effect through May 4, 2029, unless earlier terminated by action of the Board. The shareholders of the Company approved the Original Plan on May 20, 2014. As of the date of shareholder approval of the Original Plan, no further awards shall be made under the Prior Plan, *provided, however*, that any and all outstanding awards granted under the Prior Plan shall continue to be outstanding and shall be subject to the terms of the Prior Plan as are in effect as of the Effective Date.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

ASSERTIO HOLDINGS, INC.

The undersigned hereby appoints Heather L. Mason and Ajay Patel, and each of them, as proxies and attorneys-in-fact, each with the power to appoint his or her substitute, and authorizes each of them to represent and to vote all the shares of common stock of Assertio Holdings, Inc. that the undersigned is entitled to vote at the Annual Meeting of Stockholders of Assertio Holdings, Inc. to be held on May 23, 2024, at 12:30 p.m. Central Time via the Internet by pre-registering at **https://www.viewproxy.com/asrt/2024**, and at any adjournments or postponements thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED ON THE REVERSE SIDE HEREOF. IF NO CONTRARY INDICATION IS MADE BUT THE CARD IS SIGNED, THE PROXY WILL BE VOTED IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF (INCLUDING, IF APPLICABLE, FOR THE ELECTION OF A PERSON TO THE BOARD OF DIRECTORS IF ANY NOMINEE NAMED IN PROPOSAL 1 BECOMES UNABLE TO SERVE OR FOR GOOD CAUSE WILL NOT SERVE).

(Continued and to be marked, dated, and signed on the other side)

▲ PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED. ▲

**Important Notice Regarding the Availability of Proxy Materials for
the Annual Meeting of Stockholders to be held virtually on
May 23, 2024, at 12:30 p.m. Central Time**

**The 2024 Proxy Statement and our Annual Report on
Form 10-K for the fiscal year ended December 31, 2023 are available at
http://www.viewproxy.com/asrt/2024**









Please mark your votes like this ☒

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" EACH OF THE NOMINEES IN PROPOSAL 1 AND "FOR" PROPOSALS 2, 3, 4, 5 AND 6.

Proposal 1. To elect the six directors named in the Proxy Statement to hold office until the 2025 Annual Meeting of Stockholders and until their successors are duly elected and qualified.

NOMINEES:	FOR	AGAINST	ABSTAIN
(1) Peter D. Staple	☐	☐	☐
(2) Sravan K. Emany	☐	☐	☐
(3) Sigurd C. Kirk	☐	☐	☐
(4) Heather L. Mason	☐	☐	☐
(5) William T. McKee	☐	☐	☐
(6) Jeffrey L. Vacirca	☐	☐	☐

DO NOT PRINT IN THIS AREA
(Stockholder Name & Address Data)

Address Change/Comments: (If you noted any Address Changes and/or Comments above, please mark box.) ☐

VIRTUAL CONTROL NUMBER

Proposal 2. To approve an amendment and restatement of the Company's Amended and Restated 2014 Omnibus Incentive Plan, including to increase the number of shares available for issuance thereunder.

FOR ☐ AGAINST ☐ ABSTAIN ☐

Proposal 3. To approve, on an advisory basis, the compensation of the Company's named executive officers.

FOR ☐ AGAINST ☐ ABSTAIN ☐

Proposal 4. To approve an amendment to the Company's Certificate of Incorporation to reflect recently adopted Delaware law provisions regarding officer exculpation.

FOR ☐ AGAINST ☐ ABSTAIN ☐

Proposal 5. To approve an amendment to the Certificate of Incorporation of Assertio Therapeutics, Inc., a wholly-owned subsidiary of the Company, to eliminate the pass-through voting provision.

FOR ☐ AGAINST ☐ ABSTAIN ☐

Proposal 6. To ratify the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024.

FOR ☐ AGAINST ☐ ABSTAIN ☐

To transact such other business as may properly come before the Company's Annual Meeting and any adjournments or postponements thereof.

Date ____________________

Signature ____________________

Signature (Joint Owners) ____________________

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

▲ **PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.** ▲

VIRTUAL CONTROL NUMBER

PROXY VOTING INSTRUCTIONS

Please have your 11-digit control number ready when voting at the Annual Meeting or when granting a proxy to vote by Internet or Telephone.

INTERNET

Vote Your Proxy on the Internet:
Go to www.AALvote.com/ASRT

Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

TELEPHONE

Vote Your Proxy by Phone:
Call 1 (866) 804-9616

Use any touch-tone telephone to vote your proxy. Have your proxy card available when you call. Follow the voting instructions to vote your shares.

MAIL

Vote Your Proxy by Mail:

Mark, sign, and date your proxy card, then detach it, and return it in the postage-paid envelope provided.